 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1998

                                                REGISTRATION NO. 333-64107
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                      PLAINS ALL AMERICAN PIPELINE, L.P.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                   486110                 76-0582150
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
       JURISDICTION       CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)
   OF INCORPORATION OR
      ORGANIZATION)

                                ---------------

                             500 DALLAS, SUITE 700
                             HOUSTON, TEXAS 77002
                                (713) 654-1414
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                             MICHAEL R. PATTERSON
                            SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                           PLAINS ALL AMERICAN INC.
                             500 DALLAS, SUITE 700
                             HOUSTON, TEXAS 77002
                                (713) 654-1414
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  Copies to:

  ANDREWS & KURTH L.L.P.                           BAKER & BOTTS, L.L.P.
  600 TRAVIS, SUITE 4200                            3000 ONE SHELL PLAZA
   HOUSTON, TEXAS 77002                                910 LOUISIANA
      (713) 220-4200                                HOUSTON, TEXAS 77002
  ATTN: DAVID P. OELMAN                                (713) 229-1234
     DAN A. FLECKMAN                               ATTN: JOSHUA DAVIDSON

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE + +SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE + +TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT + +CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL +
+THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,       +
+SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                                  +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS     SUBJECT TO COMPLETION, DATED NOVEMBER 3, 1998
                            12,782,609 COMMON UNITS

                       PLAINS ALL AMERICAN PIPELINE, L.P.
                     REPRESENTING LIMITED PARTNER INTERESTS
[LOGO OF PLAINS ALL AMERICAN APPEARS HERE]

                                   --------
  The Common Units offered hereby represent limited partner interests in Plains All American Pipeline, L.P., a Delaware limited partnership (the "Partnership"). The Partnership was recently formed to acquire and operate the midstream crude oil business and assets of Plains Resources Inc. ("Plains Resources"). The Partnership is engaged in interstate and intrastate crude oil pipeline transportation and crude oil terminalling and storage activities and gathering and marketing activities.

  The Partnership intends, to the extent it has sufficient cash available from operations, to distribute to each holder of Common Units at least $0.45 per Common Unit per quarter (the "Minimum Quarterly Distribution") or $1.80 per Common Unit on an annualized basis. During the Subordination Period, which will generally not end prior to December 31, 2003, the Common Unitholders will have the right to receive arrearages on the Common Units if the full Minimum Quarterly Distribution is not paid in any quarter. Plains All American Inc., a wholly owned subsidiary of Plains Resources, is the general partner (the "General Partner") of the Partnership and has broad discretion in making cash distributions and in establishing reserves. A glossary of certain terms used in this Prospectus is included as Appendix C to this Prospectus.

  LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION. PURCHASERS OF COMMON UNITS SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED UNDER "RISK FACTORS," STARTING ON PAGE 26 OF THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE PARTNERSHIP, INCLUDING BUT NOT LIMITED TO, THE
FOLLOWING:

  . THE MINIMUM QUARTERLY DISTRIBUTION IS NOT GUARANTEED, AND THE ACTUAL
    AMOUNT OF CASH DISTRIBUTIONS WILL DEPEND ON THE PARTNERSHIP'S FUTURE OPERATING PERFORMANCE, THE TERMS OF THE PARTNERSHIP'S INDEBTEDNESS, THE FUNDING OF RESERVES, THE LEVEL OF OPERATING AND CAPITAL EXPENDITURES AND OTHER MATTERS WITHIN THE DISCRETION OF THE GENERAL PARTNER.
                                                         (Continued on page iii)

  Prior to this offering, there has been no public market for the Common Units. It is currently estimated that the initial public offering price will be between $19.50 and $20.50 per Common Unit. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Common Units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "PAA."

                                   --------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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--------------------------------------------------------------------------------

                           UNDERWRITING
                 PRICE TO DISCOUNTS AND   PROCEEDS TO
                  PUBLIC  COMMISSIONS(1) PARTNERSHIP(2)
-------------------------------------------------------
Per Common Unit    $           $              $
-------------------------------------------------------
Total(3)         $           $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 (1) For information regarding indemnification of the Underwriters, see "Underwriting."
 (2) Before deducting expenses estimated at $      payable by the Partnership.
 (3) The Partnership has granted the Underwriters a 30-day option to purchase up to 1,917,391 additional Common Units on the same terms and conditions as set forth above, solely to cover over-allotments, if any. To the extent such option is exercised by the Underwriters, the Partnership will use such net proceeds to redeem Common Units from the General Partner. If such option is exercised in full, the total Price to Public, Underwriting
     Discounts and Commissions and Proceeds to Partnership will be $    ,
     $     and $    , respectively. See "Underwriting."
                                   --------
  The Common Units are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the Common Units offered
hereby will be available for delivery on or about       , 1998, at the office
of Salomon Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                   --------
SALOMON SMITH BARNEY                                    PAINEWEBBER INCORPORATED
     A.G. EDWARDS & SONS, INC.
             DONALDSON, LUFKIN & JENRETTE
                     GOLDMAN, SACHS & CO.
                              DAIN RAUSCHER WESSELS
                               a division of Dain Rauscher Incorporated
                                                      ING BARING FURMAN SELZ LLC

        , 1998

 [MAP ILLUSTRATING LOCATION OF PARTNERSHIP'S ASSETS, INCLUDING THE ALL AMERICAN

       PIPELINE, THE SJV GATHERING SYSTEM AND THE CUSHING TERMINAL]

                                      (ii)

  (continued from cover page)

  . HOLDERS OF COMMON UNITS WILL HAVE ONLY LIMITED VOTING RIGHTS, AND THE
    GENERAL PARTNER WILL MANAGE AND OPERATE THE PARTNERSHIP. THE GENERAL PARTNER AND ITS AFFILIATES WILL OWN SUFFICIENT COMMON UNITS AND SUBORDINATED UNITS TO PREVENT ITS REMOVAL AS GENERAL PARTNER.

  . THE PARTNERSHIP'S REVENUES AND PROFITABILITY ARE AFFECTED BY VARIOUS
    FACTORS, INCLUDING THE VOLUME OF CRUDE OIL DISCOVERED AND PRODUCED FROM OFFSHORE AND ONSHORE CALIFORNIA FIELDS, DEMAND FOR SUPPLIES OF CRUDE OIL BY REFINERIES IN THE MIDWEST, THE EFFECTS OF COMPETITION FROM OTHER SOURCES OF CRUDE OIL AND THE VOLUME OF CRUDE OIL TERMINALLED, STORED, GATHERED AND MARKETED BY THE PARTNERSHIP. THE VOLUME OF CRUDE OIL PRODUCED FROM OFFSHORE CALIFORNIA HAS DECLINED IN RECENT YEARS.

  . THE PARTNERSHIP WILL DISTRIBUTE APPROXIMATELY $142.3 MILLION OF THE
    PROCEEDS OF THIS OFFERING TO THE GENERAL PARTNER.

  . CONFLICTS OF INTEREST MAY ARISE BETWEEN (I) THE GENERAL PARTNER AND ITS
    AFFILIATES AND (II) THE PARTNERSHIP AND THE UNITHOLDERS. UNDER CERTAIN CIRCUMSTANCES, THE GENERAL PARTNER'S AFFILIATES, INCLUDING PLAINS RESOURCES, ARE PERMITTED TO COMPETE WITH THE PARTNERSHIP. THE PARTNERSHIP AGREEMENT LIMITS THE LIABILITY AND REDUCES THE FIDUCIARY DUTIES OF THE GENERAL PARTNER.

  . THE FEDERAL INCOME TAX BENEFITS OF AN INVESTMENT IN THE PARTNERSHIP
    DEPEND ON THE CLASSIFICATION OF THE PARTNERSHIP AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES. THE PARTNERSHIP WILL NOT OBTAIN A RULING FROM THE INTERNAL REVENUE SERVICE ON THAT ISSUE.

  To enhance the Partnership's ability to pay the Minimum Quarterly Distribution on the Common Units during the Subordination Period, which will generally extend from the closing of this offering through at least December 31, 2003, each holder of Common Units will be entitled to receive the Minimum Quarterly Distribution, plus any arrearages thereon, before any distributions are made on the outstanding subordinated limited partner interests of the Partnership (the "Subordinated Units"). All of the Subordinated Units and 6,817,391 Common Units will be held by a wholly-owned subsidiary of the General Partner. Upon expiration of the Subordination Period, all Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate pro rata with the other Common Units in distributions of cash. Under certain circumstances, up to 50% of the Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period. See "Cash Distribution Policy."

  The Common Units offered hereby will represent an aggregate 42.6% interest (49.0% if the Underwriters' over-allotment option is exercised in full) in the Partnership and its subsidiary operating partnerships, Plains Marketing, L.P. and All American, L.P., which will hold all of the Partnership's operating assets and which are collectively referred to herein as the "Operating Partnership." The General Partner and its affiliates will own an aggregate 2% general partner interest in the Partnership and the Operating Partnership and the right to receive certain Incentive Distributions. In addition, a wholly-owned subsidiary of the General Partner will own 6,817,391 Common Units and 9,800,000 Subordinated Units, representing an aggregate 55.4% limited partner interest in the Partnership and the Operating Partnership (4,900,000 Common Units and 9,800,000 Subordinated Units representing an aggregate 49.0% limited partner interest in the Partnership and the Operating Partnership if the Underwriters' over-allotment option is exercised in full). The Common Units and the Subordinated Units are collectively referred to herein as the "Units." Holders of the Common Units and the Subordinated Units are collectively referred to herein as "Unitholders."

  The sale of the Common Units offered hereby is subject to, among other things, the concurrent completion of the refinancing of certain indebtedness of the General Partner. See "The Transactions."

  The Partnership will furnish or make available to record holders of Common Units (i) within 120 days after the close of each fiscal year of the Partnership an annual report containing audited financial statements and a report thereon by its independent public accountants and (ii) within 90 days after the close of each quarter (other than the fourth quarter), certain summary financial information. The Partnership will also furnish each Unitholder with tax information within 90 days after the close of each calendar year.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON UNITS, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE-COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                     (iii)

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY.........................................................   1
 Plains All American Pipeline, L.P.........................................   1
 The Transactions..........................................................   5
 Summary Selected Pro Forma Financial and Operating Data...................   7
 Summary of Risk Factors...................................................   9
 Cash Available for Distribution...........................................  14
 Partnership Structure and Management......................................  16
 The Offering..............................................................  18
 Summary of Tax Considerations.............................................  23
FORWARD-LOOKING STATEMENTS.................................................  26
RISK FACTORS...............................................................  26
 Risks Inherent in an Investment in the Partnership........................  26
 Risks Inherent in the Partnership's Business..............................  30
 Conflicts of Interest and Fiduciary Responsibilities......................  34
 Tax Risks.................................................................  37
THE TRANSACTIONS...........................................................  40
USE OF PROCEEDS............................................................  41
CAPITALIZATION.............................................................  42
DILUTION...................................................................  43
CASH DISTRIBUTION POLICY...................................................  44
 General...................................................................  44
 Quarterly Distributions of Available Cash.................................  45
 Distributions from Operating Surplus during Subordination Period..........  45
 Distributions from Operating Surplus after Subordination Period...........  47
 Incentive Distributions--Hypothetical Annualized Yield....................  47
 Distributions from Capital Surplus........................................  48
 Adjustment of Minimum Quarterly Distribution and Target Distribution
  Levels...................................................................  49
 Distributions of Cash Upon Liquidation....................................  49
CASH AVAILABLE FOR DISTRIBUTION............................................  52
SELECTED PRO FORMA FINANCIAL AND OPERATING DATA............................  54
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA...........................  56
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS................................................................  60
 General...................................................................  60
 The Partnership...........................................................  61
   Analysis of Pro Forma Results of Operations.............................  61
   Capital Resources, Liquidity and Financial Condition....................  63
   Year 2000...............................................................  65
 Wingfoot..................................................................  66
   Results of Operations...................................................  66
   Credit Arrangements with Goodyear.......................................  69
 Plains Midstream Subsidiaries.............................................  70
   Results of Operations...................................................  70
BUSINESS...................................................................  74
 General...................................................................  74
 Market Overview...........................................................  75
 Business Strategy and Competitive Strengths...............................  76
 Crude Oil Pipeline Operations.............................................  77
 Terminalling and Storage Activities and Gathering and Marketing
  Activities...............................................................  82
 Customers.................................................................  87
 Competition...............................................................  87
 Regulation................................................................  88

 Environmental Regulation..................................................   90
 Environmental Remediation.................................................   92
 Operational Hazards and Insurance.........................................   92
 Title to Properties.......................................................   93
 Employees.................................................................   94
 Legal Proceedings.........................................................   94
MANAGEMENT.................................................................   95
 Partnership Management....................................................   95
 Directors and Executive Officers of the General Partner...................   95
 Reimbursement of Expenses of the General Partner and its Affiliates.......   96
 Executive Compensation....................................................   96
 Employment Agreement......................................................   97
 Long-Term Incentive Plan..................................................   98
 Management Incentive Plan.................................................   99
 Compensation of Directors.................................................   99
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.............  100
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................  101
 Rights of the General Partner.............................................  101
 Agreements Governing the Transactions.....................................  101
 Relationship with Plains Resources........................................  101
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES.......................  102
 Conflicts of Interest.....................................................  102
 Fiduciary and Other Duties................................................  105
DESCRIPTION OF THE COMMON UNITS............................................  108
 The Units.................................................................  108
 Transfer Agent and Registrar..............................................  108
 Transfer of Common Units..................................................  108
DESCRIPTION OF SUBORDINATED UNITS..........................................  110
 Conversion of Subordinated Units..........................................  110
 Limited Voting Rights.....................................................  110
 Distributions Upon Liquidation............................................  111
THE PARTNERSHIP AGREEMENT..................................................  112
 Organization and Duration.................................................  112
 Purpose...................................................................  112
 Power of Attorney.........................................................  112
 Capital Contributions.....................................................  113
 Limited Liability.........................................................  113
 Issuance of Additional Securities.........................................  113
 Amendment of Partnership Agreement........................................  114
 Merger, Sale or Other Disposition of Assets...............................  115
 Termination and Dissolution...............................................  116
 Liquidation and Distribution of Proceeds..................................  116
 Withdrawal or Removal of the General Partner..............................  116
 Transfer of General Partner Interest and Incentive Distribution Rights....  118
 Change of Management Provisions...........................................  118
 Limited Call Right........................................................  118
 Meetings; Voting..........................................................  119
 Status as Limited Partner or Assignee.....................................  119
 Non-citizen Assignees; Redemption.........................................  120
 Indemnification...........................................................  120
 Books and Reports.........................................................  120
 Right to Inspect Partnership Books and Records............................  121
 Registration Rights.......................................................  121
UNITS ELIGIBLE FOR FUTURE SALE.............................................  122

                                      (iv)

TAX CONSIDERATIONS.........................................................  124
 Legal Opinions and Advice.................................................  124
 Tax Rates.................................................................  124
 Partnership Status........................................................  125
 Limited Partner Status....................................................  126
 Tax Consequences of Unit Ownership........................................  126
 Allocation of Partnership Income, Gain, Loss and Deduction................  129
 Tax Treatment of Operations...............................................  129
 Disposition of Common Units...............................................  132
 Uniformity of Units.......................................................  134
 Tax-Exempt Organizations and Certain Other Investors......................  135
 Administrative Matters....................................................  136
 State, Local and Other Tax Considerations.................................  138
INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS....................  140
UNDERWRITING...............................................................  141
VALIDITY OF THE COMMON UNITS...............................................  143
EXPERTS....................................................................  143
AVAILABLE INFORMATION......................................................  144
INDEX TO FINANCIAL STATEMENTS..............................................  F-1
Appendix A--Form of Amended and Restated Agreement of Limited Partnership..  A-1
Appendix B--Form of Application for Transfer of Common Units...............  B-1
Appendix C--Glossary of Certain Terms......................................  C-1
Appendix D--Pro Forma Available Cash from Operating Surplus................  D-1

                                      (v)

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and historical and pro forma financial data appearing elsewhere in this Prospectus. Except as the context otherwise requires, references to and descriptions of the assets, business, operations and financial results of the Partnership include the All American crude oil pipeline and other assets which were recently purchased by the General Partner from The Goodyear Tire & Rubber Company ("Goodyear"), and the terminalling and storage and gathering and marketing assets, business and operations formerly owned by certain subsidiaries of Plains Resources. The transactions related to the formation of the Partnership, this offering and the other transactions to occur in connection with this offering are referred to in this Prospectus as the "Transactions." Unless otherwise specified, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. A glossary of certain terms used in this Prospectus is included as Appendix C to this Prospectus. Capitalized terms not otherwise defined herein have the meanings given in the glossary.

                       PLAINS ALL AMERICAN PIPELINE, L.P.

THE PARTNERSHIP

  Plains All American Pipeline, L.P. (the "Partnership") was recently formed to acquire and operate the midstream crude oil business and assets of Plains Resources Inc. ("Plains Resources"). The Partnership is engaged in interstate and intrastate crude oil pipeline transportation and crude oil terminalling and storage activities and gathering and marketing activities. The Partnership's operations are concentrated in California, Texas, Oklahoma, Louisiana and the Gulf of Mexico.

  The Partnership owns and operates a 1,233-mile seasonally heated, 30-inch, common carrier crude oil pipeline extending from California to West Texas (the "All American Pipeline") and a 45-mile, 16-inch, crude oil gathering system in the San Joaquin Valley of California (the "SJV Gathering System"), both of which it purchased from Goodyear in July 1998 for approximately $400 million. The All American Pipeline is one of the newest interstate crude oil pipelines in the United States, having been constructed by Goodyear between 1985 and 1987 at a cost of approximately $1.6 billion, and is the largest capacity crude oil pipeline connecting California and Texas, with a design capacity of 300,000 barrels per day of heavy crude oil. In West Texas, the All American Pipeline interconnects with other crude oil pipelines that serve the Gulf Coast and Cushing, Oklahoma, the largest crude oil trading hub in the United States and the designated delivery point for New York Mercantile Exchange ("NYMEX") crude oil futures contracts (the "Cushing Interchange").

  Production currently transported on the All American Pipeline originates from the Santa Ynez field operated by Exxon and the Point Arguello field operated by Chevron, both offshore California, and from the San Joaquin Valley. Exxon and Chevron, as well as Texaco and Oryx, which are other working interest owners, are contractually obligated to ship all of their production from these offshore fields on the All American Pipeline through August 2007. The SJV Gathering System is used primarily to transport crude oil from fields in the San Joaquin Valley to the All American Pipeline and to intrastate pipelines owned by third parties. The capacity of the SJV Gathering System is approximately 140,000 barrels per day. In addition to transporting third-party volumes for a tariff, the Partnership is engaged in certain merchant activities designed to capture price differentials between the cost to purchase and transport crude oil to a sales point and the price received for such crude oil at the sales point.

  At the Cushing Interchange, the Partnership owns and operates a two million barrel, above-ground crude oil terminalling and storage facility (the "Cushing Terminal") that has an estimated daily throughput capacity of approximately 800,000 barrels per day. The Cushing Terminal was completed in 1993, making it the most modern facility in the area, and includes state-of-the-art design features. The Partnership has initiated an expansion project that will add one million barrels of storage capacity at an aggregate cost of approximately $10 million. The expansion project is expected to be completed by mid-1999. Upon completion of the expansion project, management believes the Cushing Terminal will be the third largest facility at the Cushing Interchange (and the largest not owned by a major oil company) with an estimated 12% of that area's storage capacity. The Partnership also owns 586,000 barrels of tank capacity along the SJV Gathering System, 955,000 barrels of tank capacity along the All American Pipeline and 360,000 barrels of tank capacity at Ingleside, Texas on the Gulf Coast (the "Ingleside Terminal").

  The Partnership's terminalling and storage operations generate revenue from the Cushing Terminal through a combination of storage and throughput fees from
(i) refiners and gatherers seeking to segregate or custom blend crude oil for refining feedstocks, (ii) pipelines, refiners and traders requiring segregated tankage for foreign crude oil, (iii) traders who make or take delivery under NYMEX contracts and (iv) producers seeking to increase their marketing alternatives. The Cushing Terminal and the Partnership's other storage facilities also facilitate the Partnership's merchant activities by enabling the Partnership to buy and store crude oil when the price of crude oil in a given month is less than the price of crude oil in a subsequent month (a "contango" market) and to simultaneously sell crude oil futures contracts for delivery of the crude oil in such subsequent month at the higher futures price, thereby locking in a profit.

  The Partnership's gathering and marketing operations include the purchase of crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities, the transportation of the crude oil on trucks, barges or pipelines, and the subsequent resale or exchange of the crude oil at various points along the crude oil distribution chain. The crude oil distribution chain extends from the wellhead where crude oil moves by truck and gathering systems to terminal and pipeline injection stations and major pipelines, and is transported to major crude oil trading locations for ultimate consumption by refineries. In many cases, the Partnership matches supply and demand needs by performing a merchant function--generating gathering and marketing margins by buying crude oil at competitive prices, efficiently transporting or exchanging the crude oil along the distribution chain and marketing the crude oil to refineries or other customers. When there is a higher demand than supply of crude oil in the near term, the price of crude oil in a given month exceeds the price of crude in a subsequent month (a "backward" market). A backward market has a positive impact on marketing margins because crude oil gatherers can continue to purchase crude oil from producers at a fixed premium to posted prices while selling crude oil at a higher premium to such prices.

  For the year ended December 31, 1997, the Partnership's pro forma gross margin, EBITDA and net loss totaled $84.2 million, $78.2 million and $10.9 million, respectively. Excluding a $64.2 million non-cash impairment charge incurred by Wingfoot in 1997, the Partnership's pro forma net income for 1997 would have been $53.3 million. For the nine months ended September 30, 1998, the Partnership's pro forma gross margin, EBITDA and net income totaled $58.6 million, $54.5 million and $35.7 million, respectively. On a pro forma basis, the All American Pipeline and the SJV Gathering System accounted for approximately 72% of the Partnership's gross margin for the nine-month period ended September 30, 1998, while the terminalling and storage activities and gathering and marketing activities accounted for approximately 28%.

MARKET OVERVIEW

  The Department of Energy segregates the United States into five Petroleum Administration Defense Districts ("PADDs") to facilitate continued crude oil supply to key refining areas in the event of a national emergency. The oil industry utilizes these districts in reporting statistics regarding crude oil supply and demand. The All American Pipeline serves, directly or through connecting lines, PADD V, which consists of seven western states, including Alaska and Hawaii, PADD II, which consists of 15 states in the Midwest, and PADD III, which consists of six states located in the South, principally bordering the Gulf of Mexico.

  Based on 1997 information provided by the Energy Information Administration, only 17% of the total refinery demand for crude oil in PADD II can be supplied with crude oil produced in PADD II, with the remainder (approximately 2.8 million barrels per day) provided by intra-U.S. transfers of domestic crude oil production and imports from Canada and other foreign sources. Conversely, crude oil production in California, together with crude oil supplies from Alaska and foreign sources, currently exceeds demand by California refineries. Furthermore, the Partnership believes that, based on public announcements by a number of major and independent oil companies, production levels in California and Alaska may increase over the next several years as a result of which excess supply would be available for shipment to PADD II.

BUSINESS STRATEGY AND COMPETITIVE STRENGTHS

  The Partnership's strategy is to capitalize on demand driven opportunities in the Midwest refining markets in PADD II and supply driven opportunities in the oil producing regions of California by combining the strategic location and unique capabilities of its asset base with its extensive marketing and distribution expertise to enhance and optimize its operating margins.

  The Partnership intends to execute its business strategy by (i) increasing throughput on the All American Pipeline through an aggressive lease gathering program in the San Joaquin Valley and through additional connections with other California crude pipelines and producers, (ii) realizing cost efficiencies through operational improvements and potential strategic alliances, (iii) utilizing the Cushing Terminal in conjunction with the Partnership's other assets to profit from merchant activities that take advantage of crude oil pricing and quality differentials and (iv) pursuing strategic and accretive acquisitions of crude oil pipeline assets, gathering systems and terminalling and storage facilities which complement the Partnership's existing asset base and distribution capabilities.

  The Partnership believes it is well positioned to capitalize on such opportunities due to the following competitive strengths:

  . Strategically Located, but Underutilized Pipeline Assets. The All
    American Pipeline is the largest crude oil pipeline connecting California to West Texas and, depending on the pipeline segment, is operating at approximately 20% to 35% of its designed 300,000 barrel per day capacity. If plans announced by a competing interstate crude oil pipeline to convert to a gas transmission pipeline are implemented, the All American Pipeline will be the only crude oil pipeline available to transport crude oil from California to West Texas. The SJV Gathering System is one of the largest crude oil gathering systems in the San Joaquin Valley of California, one of the most prolific crude oil producing regions in the lower 48 states. The SJV Gathering System is operating at approximately 60% of its total 140,000 barrel per day capacity. Because a major portion of the All American Pipeline and the SJV Gathering System's operating costs are fixed, any increased utilization should result in incremental gross margin. In addition, because the All American Pipeline and the SJV Gathering System are relatively new, the Partnership expects that the maintenance capital expenditures required for these assets will be modest.

  . Versatility of Cushing Terminal. Completed in 1993, the Cushing Terminal is the most modern terminalling and storage facility at the Cushing Interchange, incorporating state-of-the-art environmental safeguards and operational enhancements designed to safely and efficiently terminal, store, blend and segregate large volumes and multiple varieties of both foreign and domestic crude oil. The Cushing Terminal has the ability to
    (i) sequentially store sweet and sour crude oil in the same tank without compromising crude integrity, (ii) segregate up to 18 different varieties of crude oil, (iii) receive and deliver crude oil at the connecting pipelines' maximum operating capacities and (iv) operate with fewer employees than its competitors due to its high level of automation. Due to the Partnership's ownership of a significant portion of the undeveloped land within the Cushing Interchange and its large manifold and pumping system, the Cushing Terminal can be readily expanded, should market conditions warrant, to support up to ten million barrels of tank capacity.

  . Specialized Crude Oil Market Knowledge. The marketing of crude oil is complex and requires detailed current knowledge of crude oil sources and end markets and a familiarity with a number of factors, including grades of crude oil, individual refinery demand for specific grades of crude oil, area market price structures for the different grades of crude oil, location of customers, availability of transportation facilities and timing and costs (including storage) involved in delivering crude oil to the appropriate customer. The Partnership believes that its business relationships with participants in all phases of the crude oil distribution chain, from crude oil producers to refiners, as well as its own industry expertise, provide the Partnership a comprehensive understanding of the U.S. crude oil markets. The Partnership has existing business relationships with crude oil producers representing over 80% of California production and substantially all of the Midwest refiners. The Partnership believes that its specialized crude oil market knowledge, in conjunction with its unique asset base, will enable the Partnership to exploit inefficiencies throughout the crude oil distribution chain.

  . Counter-Cyclical Balance Among the Partnership's Business Activities. The
    Partnership believes that the counter-cyclical nature of its terminalling and storage assets, which typically prosper in contango crude oil markets, and its gathering and marketing assets, which typically prosper in backward crude oil markets, combined with the long-term nature of the contracts on its All American Pipeline, will have a stabilizing effect on the Partnership's cash flow from operations.

  . Flexibility to Pursue Expansion and Acquisition Opportunities. The
    Partnership will enter into a $225 million bank credit agreement comprised of a $175 million term loan facility and a $50 million revolving credit facility. Upon closing of this offering, the Partnership will have total debt outstanding of $175 million and unused borrowing capacity of $50 million. In combination with its ability to issue new Units, the Partnership has significant resources to finance strategic expansion and acquisition opportunities. These opportunities may include the acquisition or expansion of crude oil pipeline assets, gathering systems, terminalling and storage facilities, marketing entities and other assets which the Partnership believes will contribute to the successful execution of its business strategy. The Partnership is currently adding one million barrels of capacity to the Cushing Terminal at an estimated cost of approximately $10 million. Although the Partnership routinely evaluates acquisition and expansion opportunities, it has no other definitive plans for material acquisitions or expansions at this time.

  . Experienced Management Team. The Partnership's senior management team has an average of more than 15 years industry experience, with an average of over 10 years with the Partnership or its predecessors and affiliates. In order to incentivize management and employees, the Partnership has adopted a Long-Term Incentive Plan pursuant to which Common Units will be awarded to employees of the General Partner in order to align their economic interests with those of Common Unitholders. In addition, the Partnership's Management Incentive Plan provides for cash bonuses to operating personnel based on the financial performance of the Partnership.

PLAINS RESOURCES

  Plains Resources owns all of the capital stock of the General Partner. The Partnership and Plains Resources will enter into an agreement (the "Marketing Agreement") pursuant to which the Partnership will purchase for resale at market prices all of Plains Resources' crude oil production for which it will charge a fee of $0.20 per barrel. This fee may be adjusted every three years based upon then existing market conditions. Plains Resources is an independent energy company specializing in crude oil in both its upstream and midstream segments and is publicly traded on the American Stock Exchange under the symbol "PLX." For the first nine months of 1998, Plains Resources produced approximately 24,700 barrels per day which would be subject to the Marketing Agreement. Over 70% of Plains Resources' proved oil reserves are located in California where the company is the second largest independent oil producer. Plains Resources' total year end proved reserves have grown from 13.7 million barrels of oil equivalent at January 1, 1992 to 161.7 million barrels of oil equivalent at January 1, 1998.

                                THE TRANSACTIONS

  The net proceeds to the Partnership from the sale of Common Units offered hereby are expected to be approximately $239.0 million (assuming an initial public offering price of $20.00 per Common Unit and after deducting underwriting discounts and commissions but before deducting expenses incurred in connection with this offering). Concurrently with the closing of this offering, the Plains Midstream Subsidiaries will be merged into Plains Resources, which will sell the assets of these subsidiaries to the Partnership in exchange for $93.7 million and the assumption of related indebtedness. At the same time, the General Partner will convey all of its interest in the All American Pipeline and the SJV Gathering System, which it acquired in July 1998 for approximately $400 million, to the Partnership in exchange for:

  . 6,817,391 Common Units, 9,800,000 Subordinated Units and a 2% general partner interest in the

     Partnership and the Operating Partnership;

  .  the right to receive Incentive Distributions; and

  . the assumption by the Operating Partnership of $175 million of indebtedness incurred by the General Partner in connection with the acquisition of the All American Pipeline and the SJV Gathering System.

  The determination of the value of the assets and businesses conveyed to the Partnership in exchange for cash, Units and the assumption of indebtedness was determined by negotiations between Plains Resources and the General Partner and representatives of the Underwriters. The assets and businesses conveyed to the Partnership by the General Partner and Plains Resources constitute all of the assets and businesses of the Partnership. Prior to this offering, there has been no public market for the Common Units of the Partnership. See "Underwriting" for a discussion of the establishment of the initial public offering price of the Common Units.

  In addition to the $93.7 million to be paid to Plains Resources, the Partnership will distribute approximately $142.3 million to the General Partner and will use approximately $3 million of the remaining proceeds to pay expenses incurred in connection with the Transactions. The General Partner will use $110 million of the cash distributed to it to retire the remaining indebtedness incurred in connection with the acquisition of the All American Pipeline and the SJV Gathering System and the balance, $32.3 million, will be distributed or loaned to Plains Resources, which will use the cash to repay indebtedness and for other general corporate purposes.

  In addition, concurrently with the closing of this offering, the Operating Partnership will enter into a $225 million bank credit agreement (the "Bank Credit Agreement") that will include a $175 million term loan facility (the "Term Loan Facility") and a $50 million revolving credit facility (the "Revolving Credit Facility"). The Partnership may borrow up to $50 million under the Revolving Credit Facility for acquisitions, capital improvements, working capital and general business purposes. At closing, the Operating Partnership will have $175 million outstanding under the Term Loan Facility, representing indebtedness assumed from the General Partner.

  The Partnership will use the net proceeds from any exercise of the Underwriters' over-allotment option to redeem Common Units from the General Partner or its affiliates, on a pro rata basis, equal to the number of Common Units issued upon the exercise of such option.

  The following table sets forth an estimated breakdown of the sources and uses of funds contemplated by the Transactions:

                                                                      AMOUNTS
                                                                   -------------
                                                                   (IN MILLIONS)
Sources of Funds
  Net proceeds from Common Units offering (1).....................    $239.0
                                                                      ======
Uses of Funds
  Purchase of assets from Plains Resources........................    $ 93.7
  Payment of expenses of the Transactions.........................       3.0
  Distributions to General Partner (2)............................     142.3
                                                                      ------
    Total.........................................................    $239.0
                                                                      ======

--------

(1) After deducting underwriting discounts and commissions but before deducting expenses incurred in connection with this offering.

(2) Includes reimbursement of capital expenditures to the General Partner.

  The transactions referred to above and the others to occur in connection with this offering are referred to herein as the "Transactions."

            SUMMARY SELECTED PRO FORMA FINANCIAL AND OPERATING DATA

  The following unaudited Summary Selected Pro Forma Financial and Operating Data are derived from the historical financial statements of Wingfoot Ventures Seven, Inc. ("Wingfoot") (a wholly-owned subsidiary of Goodyear and the former owner of the All American Pipeline and the SJV Gathering System) and the Plains Midstream Subsidiaries (which reflect the historical operating results of the Partnership's terminalling and storage activities and gathering and marketing activities) as adjusted for the Transactions. Commencing July 30, 1998 (the date of the acquisition of the All American Pipeline and the SJV Gathering System from Goodyear), the results of operations of the All American Pipeline and the SJV Gathering System are included in the results of operations of the Plains Midstream Subsidiaries. For a discussion of the assumptions used in preparing the Summary Selected Pro Forma Financial and Operating Data, see "Plains All American Pipeline, L.P. Pro Forma Consolidated Financial Statements." The following information should not be deemed indicative of future operating results for the Partnership.

                                                            NINE MONTHS ENDED
                                              YEAR ENDED      SEPTEMBER 30,
                                             DECEMBER 31, ---------------------
                                                 1997        1997       1998
                                             ------------ ---------- ----------
                                               (IN THOUSANDS, EXCEPT PER UNIT
                                                    AND BARREL AMOUNTS)
INCOME STATEMENT DATA:
 Revenues...................................  $1,746,491  $1,284,102 $1,194,648
 Cost of sales and operations...............   1,662,282   1,217,572  1,136,062
                                              ----------  ---------- ----------
 Gross margin...............................      84,209      66,530     58,586
 General and administrative expenses........       6,182       4,628      4,765
 Depreciation and amortization..............      10,516       7,887      8,067
 Impairment of pipeline assets(1)...........      64,173          --         --
                                              ----------  ---------- ----------
 Operating income...........................       3,338      54,015     45,754
 Interest expense...........................      14,383      10,681     10,722
 Other income ..............................         138         105        652
                                              ----------  ---------- ----------
 Pro forma net income (loss)(1).............  $  (10,907) $   43,439 $   35,684
                                              ==========  ========== ==========
 Pro forma net income (loss) per Unit(1)(2).  $     (.36) $     1.45 $     1.19
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital............................                         $    8,000
 Total assets...............................                            581,568
 Total long-term debt.......................                            175,000
 Partners' capital..........................                            268,514
OTHER DATA:
 Gross margins:
   Pipeline.................................  $   70,078  $   56,475 $   42,236
   Terminalling and storage and gathering
    and marketing...........................      14,131      10,055     16,350
 EBITDA(3)..................................      78,165      62,007     54,473
 Maintenance capital expenditures(4)........       1,433       1,159      1,775
OPERATING DATA:
 Volumes (barrels per day):
  Pipeline:
   Tariff(5)................................     164,600     173,700    135,700
   Margin(6)................................      30,500      27,700     38,000
                                              ----------  ---------- ----------
    Total pipeline..........................     195,100     201,400    173,700
                                              ==========  ========== ==========
  Lease gathering(7)........................      94,000      91,800    109,500
  Bulk purchases(8).........................      48,500      45,900     93,800
  Terminal throughput(9)....................      76,700      77,700     79,000

--------

(1) The pro forma financial statements for the year ended December 31, 1997 include a non-cash impairment charge of $64.2 million related to the writedown of property and equipment by Wingfoot in connection with the sale of Wingfoot by Goodyear to the General Partner. Based on the Partnership's purchase price allocation to property and equipment, an impairment charge would not have been required had the Partnership actually acquired Wingfoot effective January 1, 1997. Excluding this impairment charge, the Partnership's pro forma net income for 1997 would have been $53.3 million. In addition, the pro forma information does not include approximately $0.9 million of general and administrative expenses that the General Partner believes will be incurred by the Partnership as a result of its being a separate public entity.

(2) Net income per Unit is computed by dividing the limited partners' 98% interest in net income by the number of Common and Subordinated Units expected to be outstanding at the closing of this offering.

(3) EBITDA means earnings before interest expense, income taxes, depreciation and amortization. EBITDA provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution and is presented solely as a supplemental measure. EBITDA is not a measurement presented in accordance with generally accepted accounting principles ("GAAP") and is not intended to be used in lieu of GAAP presentations of results of operations and cash provided by operating activities. The Partnership's EBITDA may not be comparable to EBITDA of other entities as other entities may not calculate EBITDA in the same manner as the Partnership.

(4) Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets or extend their useful lives. Capital expenditures made to expand the Partnership's existing capacity, whether through construction or acquisition, are not considered maintenance capital expenditures. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand operating capacity are charged to expense as incurred.

(5) Represents crude oil deliveries on the All American Pipeline for the account of third parties.

(6) Represents crude oil deliveries on the All American Pipeline and the SJV Gathering System for the account of affiliated entities.

(7) Represents barrels of crude oil purchased at the wellhead, including volumes which would have been purchased under the Marketing Agreement.

(8) Represents barrels of crude oil purchased at collection points, terminals and pipelines.

(9) Represents total crude oil barrels delivered from the Cushing Terminal and the Ingleside Terminal.

                            SUMMARY OF RISK FACTORS

  Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which the Partnership will be subject are similar to those that would be faced by a corporation engaged in a similar business. Prospective purchasers of the Common Units should consider the following risk factors in evaluating an investment in the Common Units.

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

  . The Minimum Quarterly Distribution is not guaranteed. The actual amount of cash distributions may fluctuate and will depend on the Partnership's future results of operations. Cash distributions are dependent primarily on cash flow, including cash flow from reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when the Partnership records losses and might not be made during periods when the Partnership records profits. Decisions of the General Partner with respect to the amount and timing of asset purchases and sales, cash expenditures, borrowings, issuances of additional Units and the creation, reduction or increase of reserves will affect the amount of Available Cash. Because the Partnership's terminalling and storage activities and gathering and marketing activities are cyclical, it is likely that the General Partner will make additions to reserves during certain quarters in order to fund operating expenses, interest and principal payments and cash distributions to Unitholders in future quarters.

  . On a pro forma basis as of September 30, 1998, the Partnership's total long-term indebtedness would have been $175 million, representing approximately 39% of the Partnership's total capitalization (defined as total long-term debt plus total partners' capital). The Partnership's leverage may adversely affect the ability of the Partnership to finance its future operations and capital needs, limit its ability to pursue acquisitions and other business opportunities and make its results of operations more susceptible to adverse economic or operating conditions. In addition, the Partnership will have $50 million of unused borrowing capacity under the Revolving Credit Facility at the closing of this offering. Future borrowings could result in a significant increase in the Partnership's leverage.

  . The terms of the Partnership's indebtedness will prohibit the Partnership from making distributions to Unitholders during an event of default and will contain various limitations on the Partnership's ability to incur indebtedness and to engage in certain transactions that could reduce the ability of the Partnership to capitalize on business opportunities that arise in the course of its business.

  . In establishing the terms of this offering, including the number and initial offering price of the Common Units, the number of Common Units and Subordinated Units to be received by the General Partner and its affiliates and the Minimum Quarterly Distribution, the Partnership has relied on certain assumptions concerning its future operations. Although the Partnership believes its assumptions are within a range of reasonableness, whether the assumptions are realized is not, in many cases, within the control of the Partnership or the General Partner and cannot be predicted with any degree of certainty. If the Partnership's assumptions are not realized, the actual Available Cash from Operating Surplus generated by the Partnership could be substantially less than that currently expected and may be less in any quarter than that required to make the Minimum Quarterly Distribution.

  . The General Partner will manage and operate the Partnership. Holders of Common Units will have no right to elect the General Partner on an annual or other continuing basis, and will have only limited voting rights on matters affecting the Partnership's business. The General Partner may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding Units (including Units owned by the General Partner and its affiliates) and upon the election of a successor general partner by the holders of a Unit Majority. The ownership of an aggregate of 56.5% of the combined Common Units and Subordinated Units by the General Partner and its affiliates gives the General Partner the ability to prevent its removal. As a result, holders of Common Units will have limited influence on matters affecting the operations of the Partnership.

  . Subject to certain limitations, the Partnership may issue additional
    Common Units and other interests in the Partnership, the effect of which may be to dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Partnership, dilute the interests of holders of Common Units in distributions by the Partnership and reduce the support provided by the subordination feature of the Subordinated Units.

  . The Partnership's Amended and Restated Agreement of Limited Partnership
    (the "Partnership Agreement") contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the General Partner or otherwise change the management of the Partnership. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances.

  . Prior to making any distribution on the Common Units, the Partnership will reimburse the General Partner and its affiliates (including officers and directors of the General Partner) for all expenses incurred by the General Partner and its affiliates on behalf of the Partnership (including wages, salaries, incentive compensation and the cost of employee benefit plans paid or provided to employees, officers and directors of the General Partner), which expenses will be determined by the General Partner in its sole discretion. In addition, the General Partner and its affiliates may provide services to the Partnership for which the Partnership will be charged reasonable fees as determined by the General Partner. The reimbursement of such expenses and the payment of any such fees could adversely affect the ability of the Partnership to make distributions.

  . Prior to this offering, there has been no public market for the Common
    Units. The initial public offering price for the Common Units will be determined through negotiations between the General Partner and the representatives of the Underwriters. No assurance can be given as to the market prices at which the Common Units will trade.

  . If at any time not more than 20% of the outstanding Common Units are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign to any of its affiliates or the Partnership, to acquire all, but not less than all, of the remaining Common Units held by such unaffiliated persons at a price generally equal to the then-current market price of Common Units. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale. A holder may also incur a tax liability upon such sale.

  . Under certain circumstances, holders of the Common Units could lose their limited liability and could become liable for amounts improperly distributed to them by the Partnership.

  . Holders of the Common Units have not been represented by counsel in connection with this offering, including the preparation of the Partnership Agreement or the other agreements referred to herein or in establishing the terms of this offering.

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

  . The profitability of the All American Pipeline is dependent upon an adequate supply of crude oil from fields located offshore and onshore California. A significant portion of the Partnership's gross margin is derived from the Santa Ynez and Point Arguello fields located offshore California. Volumes received from these two fields have declined from a daily average of 152,000 barrels in 1995 to 96,000 barrels for the first nine months of 1998. The Partnership expects that there will continue to be natural declines in production from each of these fields. In addition, as a result of the mid-1996 repeal of the export ban on crude oil produced from the Alaskan North Slope, the volume of Alaskan North Slope crude oil shipped to California has declined and such crude oil is no longer transported on the All American Pipeline. The Partnership believes it is unlikely that there will be future shipments of Alaskan North Slope crude oil on the All American Pipeline.

  . The success of the Partnership's business strategy to increase utilization on its pipelines is dependent upon the Partnership's obtaining additional supply from increased production from California producers, an aggressive lease gathering program in the San Joaquin Valley and additional connections with other California crude oil pipelines. There can be no assurance that production of crude oil in California will rise to sufficient levels, or that the Partnership will be successful in increasing volumes gathered at the wellhead or the number of connections with other pipelines, to cause a material increase in utilization rates on the Partnership's pipelines.

  . A portion of the Partnership's operations are dependent upon demand for crude oil by refiners in the Midwest and on the Gulf Coast and any decrease in this demand could adversely affect the Partnership.

  . The All American Pipeline encounters competition from foreign oil imports and other pipelines that serve the California market and the refining centers in the Midwest and on the Gulf Coast. The Partnership also faces intense competition in its terminalling and storage activities and gathering and marketing activities.

  . The profitability of the Partnership's gathering and marketing activities depends primarily on the volumes of crude oil it purchases and gathers. The Partnership must continue to contract for new supplies of crude oil to offset volumes lost due to declines in production or volumes lost to competitors.

  . Generally, as the Partnership purchases crude oil, it establishes a margin by selling crude oil for physical delivery to third parties, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX. Through these transactions, the Partnership seeks to maintain a position that is substantially balanced between crude oil purchases, on the one hand, and sales or future delivery obligations, on the other hand and not to speculate on price changes. These price risk management strategies cannot, however, eliminate all price risks. Any event that disrupts the Partnership's anticipated physical supplies of crude oil, such as the shut-in of production or other supply interruptions, may expose it to risk of loss resulting from price changes.

  . The Partnership's operations are subject to federal and state environmental laws. Compliance with these laws could result in substantial costs and liabilities to the Partnership. The transportation and storage of crude oil results in a risk that crude oil and other hydrocarbons may suddenly or gradually be released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability for natural resource damages to government agencies, personal injury or property damages to private parties and significant business interruption.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

  . The General Partner and its affiliates may have conflicts of interest with the Partnership and its limited partners. The Partnership Agreement contains certain provisions that limit the liability and reduce the fiduciary duties of the General Partner to the Unitholders, as well as provisions that may restrict the remedies available to Unitholders for actions that might, without such limitations, constitute breaches of fiduciary duty. Holders of Common Units are deemed to have consented to certain actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law.

  . Decisions of the General Partner with respect to the amount and timing of asset purchases and sales, cash expenditures, borrowings, issuances of additional Units and the creation, reduction or increase of reserves in any quarter will affect whether, or the extent to which, there is sufficient Available Cash from the Partnership's Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter or in subsequent quarters. In addition, actions by the General Partner may have the effect of enabling the General Partner to receive distributions on the Subordinated Units or Incentive Distributions or hastening the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

  . Except for the restrictions set forth in an agreement (the "Omnibus
    Agreement") to be entered into at closing between the Partnership and Plains Resources, Plains Resources and its affiliates (other than the General Partner) will not be prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Partnership. There can be no assurance that there will not be competition between the Partnership and affiliates of the General Partner, including Plains Resources.

  . Certain of the officers of the General Partner, who will provide services to the Partnership, will not be required to work full time on the affairs of the Partnership. Such officers may devote significant time to the affairs of the General Partner's affiliates and will be compensated by these affiliates for the services rendered to them. There may be significant conflicts between the Partnership and affiliates of the General Partner regarding the availability of such officers of the General Partner to manage the Partnership.

TAX RISKS

  . The availability to a holder of Common Units of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Assuming the accuracy of certain factual matters as to which the General Partner and the Partnership have made representations, Andrews & Kurth L.L.P., special counsel to the General Partner and the Partnership, is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes.

  . No ruling has been requested from the Internal Revenue Service (the
    "IRS") with respect to the classification of the Partnership as a partnership for federal income tax purposes or any other matter affecting the Partnership.

  . A Unitholder will be required to pay income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership.

  . It is anticipated that through December 31, 2003, a Unitholder may receive substantial distributions that would reduce such holder's tax basis, with the result that such holder may recognize substantial taxable gain upon a sale of such holder's Units, even if the sale price is less than the original cost. Some part of that gain will likely be ordinary income.

  . Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including individual retirement accounts ("IRAs") and other retirement plans) from the ownership of a Common Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

  . In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by the Partnership will generally only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including other passive activities or investments. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party.

  . The General Partner has applied to register the Partnership as a "tax shelter" with the Secretary of the Treasury. No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. Any adjustments in the Partnership's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of the Unitholders' tax returns and adjustments of items unrelated to the Partnership.

  . The Partnership will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Common Units or could affect the timing of such tax benefits or the amount of gain from the sale of Common Units and could have a negative impact on the value of the Common Units or result in audit adjustments to the tax returns of Unitholders.

  . A Unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property. The Partnership will initially own property and conduct business in Arizona, California, Oklahoma, Kansas, New Mexico, Illinois, Texas, Louisiana, Alabama, Mississippi and Florida. Of those, only Texas and Florida do not currently impose a personal income tax.

  See "Risk Factors," "Cash Distribution Policy," "Cash Available for Distribution," "Conflicts of Interest and Fiduciary Responsibilities," "The Partnership Agreement" and "Tax Considerations" for a more detailed description of these and other risk factors and conflicts of interest that should be considered in evaluating an investment in the Common Units.

                        CASH AVAILABLE FOR DISTRIBUTION

  Based on the amount of working capital that the Partnership is expected to have at the time it commences operations and the ability to make Working Capital Borrowings under the Revolving Credit Facility, the Partnership believes that it should have sufficient Available Cash from the Partnership's Operating Surplus to enable it to distribute the Minimum Quarterly Distribution on the Common Units and Subordinated Units to be outstanding immediately after the consummation of this offering with respect to each quarter at least through the quarter ending December 31, 1999. Operating Surplus generally consists of cash generated from operations after deducting related expenditures and other items, plus the Partnership's cash balance at the closing of this offering, plus $25 million. The Partnership's belief is based on a number of assumptions, including the assumptions that:

  . the average daily volume of crude oil transported on the All American
    Pipeline and SJV Gathering System will not be less than the average daily volume transported during the nine months ended September 30, 1998;

  . the tariffs charged by the Partnership will not decline from current levels;

  . the gross margins from the Partnership's terminalling and storage activities and gathering and marketing activities in the aggregate will continue at not less than the same levels experienced during the nine months ended September 30, 1998 on an annualized basis;

  . any loss of gross margin from a reduction in storage activities due to a change in the market from contango to backward will be offset by an increase in marketing margins;

  . no material accidents or other events will occur that disrupt the All
    American Pipeline, the SJV Gathering System, the Partnership's terminalling or storage facilities, or pipelines with which they have significant interconnections; and

  . market, regulatory and overall economic conditions will not change substantially.

  Although the Partnership believes such assumptions are within a range of reasonableness, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. In the event that the Partnership's assumptions are not realized, the actual Available Cash from the Partnership's Operating Surplus generated by the Partnership could be substantially less than that currently expected and could, therefore, be insufficient to permit the Partnership to make cash distributions at the levels described above. See "Risk Factors--Risks Inherent in an Investment in the Partnership--Partnership Assumptions Concerning Future Operations May Not Be Realized." In addition, the terms of the Partnership's indebtedness will restrict the ability of the Partnership to distribute cash to Unitholders in the event of a default under the terms of such indebtedness. Accordingly, no assurance can be given that distributions of the Minimum Quarterly Distribution or any other amounts will be made. See "Cash Distribution Policy," "Cash Available for Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Partnership does not intend to update the expression of belief set forth above.

  The amount of Available Cash from the Partnership's Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after this offering and on the combined 2% general partner interest is approximately $54.0 million ($35.3 million for the Common Units, $17.6 million for the Subordinated Units and $1.1 million for the combined 2% general partner interest). The amount of pro forma Available Cash from the Partnership's Operating Surplus generated during 1997 and for the twelve months ended September 30, 1998 was approximately $62.3 million and $54.2 million, respectively. Such amounts would have been sufficient to cover the Minimum Quarterly Distribution during such periods on all of the Common Units, Subordinated Units and the related distribution on the general partner interest. However, such amounts do not include approximately $0.9 million of incremental general and administrative expenses that the General Partner believes will be incurred by the Partnership as a result of it being a separate public entity. The amounts of pro forma Available Cash from the Partnership's Operating Surplus set forth above were derived from the pro forma and historical financial statements of the Partnership in the manner set forth in Appendix D. The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Partnership had the Transactions actually been completed as of the dates indicated. Furthermore, Available Cash from the Partnership's Operating Surplus as defined in the Partnership Agreement is a cash accounting concept, while the Partnership's historical and pro forma financial statements have been prepared on an accrual basis. As a consequence, the amount of pro forma Available Cash from the Partnership's Operating Surplus shown above should only be viewed as a general indication of the amount of Available Cash from the Partnership's Operating Surplus that might in fact have been generated by the Partnership had it been formed in earlier periods. For definitions of Available Cash and Operating Surplus, see the Glossary.

                      PARTNERSHIP STRUCTURE AND MANAGEMENT

  The operations of the Partnership will be conducted through, and the operating assets will be owned by, the Operating Partnership. Upon consummation of the Transactions, the Partnership will own a 98.9899% limited partner interest in the Operating Partnership and the General Partner will own a 1% general partner interest in the Partnership and a 1.0111% general partner interest in the Operating Partnership. The General Partner, therefore, will own an aggregate 2% general partner interest in the Partnership and the Operating Partnership on a combined basis.

  Following this offering, the senior executives who currently manage the Partnership's business will manage and operate the Partnership's business as the senior executives of the General Partner. The General Partner will not receive any management fee or other compensation in connection with its management of the Partnership, but will be reimbursed for all direct and indirect expenses incurred on behalf of the Partnership (including wages, salaries, incentive compensation and the cost of employee benefit plans paid or provided to employees, officers and directors of the General Partner) and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner and its affiliates in connection with the operation of the Partnership's business.

  Conflicts of interest may arise between the General Partner and its affiliates, on the one hand, and the Partnership, the Operating Partnership and the Unitholders, on the other, including conflicts relating to the compensation of the directors, officers and employees of the General Partner and the determination of fees and expenses that are allocable to the Partnership. The General Partner will have a conflicts committee (the "Conflicts Committee"), consisting of two independent members of its Board of Directors, that will be available at the General Partner's discretion to review matters involving conflicts of interest. See "Management" and "Conflicts of Interest and Fiduciary Responsibilities."

  The Partnership's principal executive offices are located at 500 Dallas, Suite 700, Houston, Texas 77002 and its phone number is (713) 654-1414.

  The following charts depict the organization and ownership of the Partnership and the Operating Partnership after giving effect to the consummation of the Transactions, including the sale of the Common Units offered hereby, and assuming that the Underwriters' over-allotment option is not exercised. The percentages reflected in the organization chart represent the approximate ownership interest in each of the Partnership and the Operating Partnership individually and not on an aggregate basis. Except for the organization chart, the ownership percentages referred to in this Prospectus reflect the approximate effective ownership interest of the Unitholders in the Partnership and the Operating Partnership on a combined basis. The 2% ownership of the General Partner referred to in this Prospectus reflects the approximate effective ownership interest of the General Partner in the Partnership and the Operating Partnership on a combined basis.

                            [CHART APPEARS HERE]

                                  THE OFFERING

Securities Offered..........  12,782,609 Common Units (14,700,000 Common Units
                              if the Underwriters' over-allotment option is exercised in full).

Units to be Outstanding
 After This Offering........  19,600,000 Common Units and 9,800,000
                              Subordinated Units, representing an aggregate 65.3% and 32.7% limited partner interest in the Partnership, respectively. If the Underwriters' over-allotment option is exercised in full, 1,917,391 additional Common Units will be issued by the Partnership. The net proceeds from any exercise of the Underwriters' over-allotment option will be used to redeem Common Units from the General Partner or its affiliates.

Distributions of Available
 Cash.......................  Available Cash will generally be distributed 98%
                              to Unitholders and 2% to the General Partner within 45 days after the end of each quarter. If distributions of Available Cash from the Partnership's Operating Surplus exceed the Minimum Quarterly Distribution and certain other specified target levels ("Target Distribution Levels"), the General Partner will receive a percentage of such excess distributions that will increase to up to 50% of the excess distributions above the highest Target Distribution Level. See "Cash Distribution Policy--Incentive
                              Distributions--Hypothetical Annualized Yield."


Subordinated Units.....       The Subordinated Units that will be issued to the
                              General Partner are entitled to receive the Minimum Quarterly Distribution only after the Common Units have received the Minimum Quarterly
                              Distribution plus any arrearages thereon. The
                              Subordinated Units are not entitled to
                              arrearages. Upon expiration of the Subordination
                              Period, which will generally not occur prior to December 31, 2003, the Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate pro rata with the other Common Units in distributions of Available
                              Cash. The Subordinated Units are also
                              subordinated to the Common Units upon liquidation and have fewer voting rights than the Common
                              Units.

Distributions to Common and
 Subordinated Unitholders...  The Partnership intends, to the extent there is sufficient Available Cash from the Partnership's Operating Surplus, to distribute to each holder of Common Units at least the Minimum Quarterly Distribution of $0.45 per Common Unit per quarter. The Minimum Quarterly Distribution is not guaranteed and is subject to adjustment as described under "Cash Distribution Policy-- Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

                              The first distribution to the Unitholders will be made within 45 days after the quarter ending December 31, 1998. The Minimum Quarterly Distribution for the period from the closing of this offering through December 31, 1998 will be adjusted downward based on the actual length of such period.

                              With respect to each quarter during the
                              Subordination Period, which will generally not end prior to December 31, 2003, the Common Unitholders will generally have the right to receive the Minimum

                              Quarterly Distribution, plus any arrearages thereon ("Common Unit Arrearages"), and the General Partner will have the right to receive the related distribution on its general partner interest, before any distribution of Available Cash from the Partnership's Operating Surplus is made to the Subordinated Unitholders. This subordination feature will enhance the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period. Subordinated Units will not accrue distribution arrearages. Upon expiration of the Subordination Period, Common Units will no longer accrue distribution arrearages. See "Cash Distribution Policy."

Subordination Period........  The Subordination Period will generally extend from the closing of this offering until the first day of any quarter beginning after December 31, 2003 provided that certain financial tests have been satisfied. Generally, these tests will have been satisfied when the Partnership has paid from Operating Surplus, and generated from Adjusted Operating Surplus, the Minimum Quarterly Distribution on all Units and the general partner interest for the three preceding four-quarter periods. Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate pro rata with the other Common Units in distributions of Available Cash. See "Cash Distribution Policy-- Distributions from Operating Surplus during Subordination Period."

Early Conversion of
 Subordinated Units.........  If the tests for conversion set forth above have been met for any quarter ending on or after December 31, 2001, 25% of the Subordinated Units will convert into Common Units. If such tests have been met for any quarter ending on or after December 31, 2002, an additional 25% of the Subordinated Units will convert into Common Units.

                              The early conversion of the second 25% of Subordinated Units may not occur until at least one year following the early conversion of the first 25% of Subordinated Units. See "Cash Distribution Policy--Distributions from Operating Surplus during Subordination Period."


Incentive Distributions.....  If quarterly distributions of Available Cash exceed the Minimum Quarterly Distribution or the Target Distribution Levels, the General Partner will receive distributions which are generally equal to 15%, then 25% and then 50% of the distributions of Available Cash that exceed the Minimum Quarterly Distribution or such Target Distribution Levels. The Target Distribution Levels are based on the amounts of Available Cash from the Partnership's Operating Surplus distributed with respect to a given quarter that exceed distributions made with respect to the Minimum Quarterly Distribution and Common Unit Arrearages, if any. See "Cash Distribution Policy--Incentive Distributions--Hypothetical

                              Annualized Yield." The distributions to the General Partner described above that are in excess of its combined 2% interest are referred to herein as the "Incentive Distributions."

Adjustment of Minimum
 Quarterly Distribution and
 Target Distribution
 Levels.....................  The Minimum Quarterly Distribution and the Target
                              Distribution Levels are subject to downward adjustments in the event that the Unitholders receive distributions of Available Cash from the Partnership's Capital Surplus (generally, cash generated by certain borrowings or sales of assets) or legislation is enacted or existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal, state or local income tax purposes. If, as a result of distributions of Available Cash from the Partnership's Capital Surplus, the Unitholders receive a full return of the initial public offering price of the Common Units and any unpaid Common Unit Arrearages, the distributions of Available Cash payable to the General Partner will increase to 50% of all amounts distributed thereafter. See "Cash Distribution Policy--General," "--Distributions from Capital Surplus" and "--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

Partnership's Ability to
 Issue Additional Units.....  The Partnership Agreement generally authorizes the Partnership to issue an unlimited number of additional limited partner interests of the Partnership for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion without the approval of the Unitholders. During the Subordination Period, however, the Partnership may not issue equity securities ranking prior or senior to the Common Units or an aggregate of more than 9,800,000 Common Units (which number excludes Common Units issued upon exercise of the over-allotment option, conversion of Subordinated Units, pursuant to employee benefit plans, to repay certain indebtedness, or in connection with the making of certain acquisitions or capital improvements that are accretive on a per Unit basis) or an equivalent number of securities ranking on a parity with the Common Units, without the approval of the holders of a Unit Majority. A Unit Majority means, during the Subordination Period, at least a majority of the outstanding Common Units (excluding Common Units held by the General Partner and its affiliates), voting as a class, and at least a majority of the outstanding Subordinated Units, voting as a class, and, after the Subordination Period, at least a majority of the outstanding Common Units. See "The Partnership Agreement-- Issuance of Additional Securities."

Limited Call Right..........  If at any time not more than 20% of the outstanding Common Units are held by persons other than the General Partner and its affiliates, the General Partner may purchase all of the remaining Common

                              Units at a price generally equal to the then current market price of the Common Units. See "The Partnership Agreement--Limited Call Right."

Limited Voting Rights.......  Unitholders will not have voting rights except with respect to the following matters, for which the Partnership Agreement in most cases requires the approval of a Unit Majority: (i) a sale or exchange of all or substantially all of the Partnership's assets, (ii) the removal or the withdrawal of the General Partner, (iii) the election of a successor General Partner, (iv) a dissolution or reconstitution of the Partnership,
                              (v) a merger of the Partnership, (vi) issuance of limited partner interests in certain circumstances, (vii) approval of certain actions of the General Partner (including the transfer by the General Partner of its general partner interest or Incentive Distribution Rights under certain circumstances) and (viii) certain amendments to the Partnership Agreement, including any amendment that would cause the Partnership to be treated as an association taxable as a corporation. Holders of Subordinated Units will generally vote as a class separate from the holders of Common Units. Under the Partnership Agreement, the General Partner generally will be permitted to effect amendments to the Partnership Agreement that do not materially adversely affect Unitholders. See "The Partnership Agreement."

Loss of Voting Rights in
 Certain Circumstances......  Any person or group (other than the General
                              Partner and its affiliates or a direct transferee of the General Partner or its affiliates) that acquires beneficial ownership of 20% or more of the Common Units will lose its voting rights with respect to all of its Common Units. See "The Partnership Agreement--Change of Management Provisions."

Removal and Withdrawal of
 the General Partner........  Subject to certain conditions, the General
                              Partner may be removed upon the approval of the holders of at least 66 2/3% of the outstanding Units (including Units held by the General Partner and its affiliates) and the election of a successor general partner by the vote of the holders of a Unit Majority. A meeting of holders of the Common Units may be called only by the General Partner or by the holders of 20% or more of the outstanding Common Units. The ownership of an aggregate of 56.5% of the combined Common Units and the Subordinated Units by the General Partner and its affiliates gives the General Partner the ability to prevent its removal. The General Partner has agreed not to voluntarily withdraw as general partner of the Partnership and the Operating Partnership prior to December 31, 2008, subject to limited exceptions, without obtaining the approval of at least a majority of the outstanding Common Units (excluding Common Units held by the General Partner and its affiliates) and furnishing an Opinion of Counsel (as defined in the Glossary). See "The Partnership Agreement--Withdrawal or Removal of the General Partner" and "--Meetings; Voting."

Consequences of Removal of
 General Partner in Certain
 Circumstances..............  If the General Partner is removed other than for
                              Cause, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interest (and its right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests. See "The Partnership Agreement--Change of Management Provisions."

Distributions Upon
 Liquidation................  If the Partnership liquidates during the
                              Subordination Period, under certain circumstances holders of outstanding Common Units will be entitled to receive more per Unit in liquidating distributions than holders of outstanding Subordinated Units. The per Unit difference will be dependent upon the amount of gain or loss recognized by the Partnership in liquidating its assets and will be limited to the Unrecovered Capital of a Common Unit and any Common Unit Arrearages thereon. Under certain circumstances there may be insufficient gain for the holders of Common Units to fully recover all such amounts, even though there may be cash available for distribution to holders of Subordinated Units. Following conversion of the Subordinated Units into Common Units, all Units will be treated the same upon liquidation of the Partnership. See "Cash Distribution Policy--Distributions of Cash Upon Liquidation."


Use of Proceeds.............  The net proceeds to the Partnership from the sale of Common Units offered hereby will be
                              approximately $239.0 million, after deducting underwriting discounts and commissions but before deducting expenses incurred in connection with this offering. The net proceeds of this offering will be applied to (i) purchase certain of the Plains Midstream Subsidiaries' assets from Plains Resources for approximately $93.7 million, (ii) pay approximately $3.0 million of expenses of the Transactions and (iii) make a distribution of approximately $142.3 million to the General Partner. The Partnership will use the net proceeds from any exercise of the Underwriters' over-allotment option to redeem Common Units from the General Partner. See "Use of Proceeds."


Listing.....................  The Common Units have been approved for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance.

NYSE Symbol............       "PAA."

                         SUMMARY OF TAX CONSIDERATIONS

  The tax consequences of an investment in the Partnership to a particular investor will depend in part on the investor's own tax circumstances. Each prospective investor should consult his own tax advisor about the U.S. federal, state and local tax consequences of an investment in Common Units.

  The following is a brief summary of material tax consequences of owning and disposing of Common Units. The following discussion, insofar as it relates to U.S. federal income tax laws, is based upon the opinion of Andrews & Kurth L.L.P., special counsel to the General Partner and the Partnership ("Counsel"), described in "Tax Considerations." This summary is qualified by the discussion in "Tax Considerations," particularly the qualifications on the opinions of Counsel described therein.

PARTNERSHIP STATUS; CASH DISTRIBUTIONS

  In the opinion of Counsel, the Partnership will be classified for federal income tax purposes as a partnership, and the beneficial owners of Common Units will generally be considered partners in the Partnership. Accordingly, the Partnership will pay no federal income taxes, and a Common Unitholder will be required to report on his federal income tax return his share of the Partnership's income, gains, losses and deductions. In general, cash distributions to a Common Unitholder will be taxable only if, and to the extent that, they exceed the tax basis in his Common Units.

PARTNERSHIP ALLOCATIONS

  In general, income and loss of the Partnership will be allocated to the General Partner and the Unitholders for each taxable year in accordance with their respective percentage interests in the Partnership, as determined annually and prorated on a monthly basis and subsequently apportioned among the General Partner and the Unitholders of record as of the opening of the first business day of the month to which they relate, even though Unitholders may dispose of their Units during the month in question. At any time and to the extent that distributions are made on the Common Units and not on the Subordinated Units, or that Incentive Distributions are made to the General Partner, gross income will be allocated to the recipients to the extent of such distributions. A Unitholder will be required to take into account, in determining his federal income tax liability, his share of income generated by the Partnership for each taxable year of the Partnership ending within or with the Unitholder's taxable year even if cash distributions are not made to him. As a consequence, a Unitholder's share of taxable income of the Partnership (and possibly the income tax payable by him with respect to such income) may exceed the cash actually distributed to him.

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

  The Partnership estimates that a purchaser of Common Units in this offering who owns them through December 31, 2003, will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be approximately 30% of the cash distributed with respect to that period. The Partnership further estimates that for taxable years after the taxable year ending December 31, 2003, the taxable income allocable to them may represent a significantly higher percentage (and could under certain circumstances exceed the amount) of cash distributed to the Unitholders. These estimates are based upon the assumption that the gross income from operations will approximate the amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties which are beyond the control of the Partnership. Further, the estimates are based on current tax law and certain tax reporting positions that the Partnership intends to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentages could be higher or lower than as described above and any differences could be material. See "Tax Considerations--Tax Consequences of Unit Ownership--Ratio of Taxable Income to Distributions," and "--Tax Treatment of Operations."

BASIS OF COMMON UNITS

  A Unitholder's initial tax basis for a Common Unit purchased in this offering will generally be the amount paid for the Common Unit. A Unitholder's basis will generally be increased by his share of Partnership income and decreased by his share of Partnership losses and distributions.

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

  In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any Partnership losses will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Any losses unused by virtue of the passive loss rules may be fully deducted when the Unitholder disposes of all of his Common Units in a taxable transaction with an unrelated party.

SECTION 754 ELECTION

  The Partnership intends to make the election provided for by Section 754 of the Internal Revenue Code of 1986 (the "Code"), which will generally result in a Unitholder being allocated income and deductions calculated by reference to the portion of his purchase price attributable to each asset of the Partnership.

DISPOSITION OF COMMON UNITS

  A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized and the adjusted tax basis of those Common Units. Thus, distributions of cash from the Partnership to a Unitholder in excess of the income allocated to him will, in effect, become taxable income if he sells the Common Units at a price greater than his adjusted tax basis even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

  In addition to federal income taxes, Unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which a Unitholder resides or in which the Partnership does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on his investment in the Partnership. The Partnership will initially own property and conduct business in Arizona, California, Oklahoma, Kansas, New Mexico, Illinois, Texas, Louisiana, Alabama, Mississippi and Florida. Of those, only Texas and Florida do not currently impose a personal income tax. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder. Withholding, the amount of which may be more or less than a particular Unitholder's income tax liability owed to the state, may not relieve the nonresident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future Partnership operations, the Partnership anticipates that any amounts required to be withheld will not be material.

  It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all U.S. federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
INVESTORS

  An investment in Common Units by tax-exempt organizations (including IRAs and other retirement plans), regulated investment companies (mutual funds) and foreign persons raises issues unique to such persons. Virtually all of the Partnership income allocated to a Unitholder which is a tax-exempt organization will be unrelated business taxable income and, thus will be taxable to such Unitholder. Furthermore, no significant amount of the Partnership's gross income will be qualifying income for purposes of determining whether a Unitholder will qualify as a regulated investment company, and a Unitholder who is a nonresident alien, foreign corporation or other foreign person will be regarded as being engaged in a trade or business in the U.S. as a result of ownership of a Common Unit and, thus, will be required to file federal income tax returns and to pay tax on such Unitholder's share of Partnership taxable income. Furthermore, distributions to foreign Unitholders will be subject to federal income tax withholding. See "Tax Considerations--Tax-Exempt Organizations and Certain Other Investors."

TAX SHELTER REGISTRATION

  The Code generally requires that "tax shelters" be registered with the Secretary of the Treasury. It is arguable that the Partnership is not subject to this registration requirement. Nevertheless, the Partnership will be registered as a tax shelter with the Secretary of the Treasury. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAS BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. See "Tax Considerations--Administrative Matters--Registration as a Tax Shelter."

                          FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements and information that are based on the beliefs of the Partnership and the General Partner, as well as assumptions made by, and information currently available to, the Partnership and the General Partner. All statements, other than statements of historical fact, included in this Prospectus are forward-looking statements, including, but not limited to, statements identified by the words "anticipate," "believe," "estimate," "expect," "plan," "intend" and "forecast" and similar expressions and statements regarding the Partnership's business strategy, plans and objectives of management of the Partnership for future operations. Such statements reflect the current views of the Partnership and the General Partner with respect to future events, based on what they believe are reasonable assumptions. These statements, however, are subject to certain risks, uncertainties and assumptions, including, but not limited to, the risk factors described in this Prospectus. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those in the forward-looking statements. The Partnership does not intend to update these forward-looking statements and information.

                                 RISK FACTORS

  Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which the Partnership will be subject are similar to those that would be faced by a corporation engaged in a similar business. Prospective purchasers of the Common Units should consider the following risk factors in evaluating an investment in the Common Units.

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

 Cash Distributions Are Not Guaranteed and May Fluctuate with Partnership Performance

  Although the Partnership will distribute all of its Available Cash, there can be no assurance regarding the amounts of Available Cash to be generated by the Partnership and the Partnership cannot guarantee that the Minimum Quarterly Distribution will be paid. The actual amounts of cash distributions may fluctuate and will depend upon numerous factors, including cash flow generated by operations, required principal and interest payments on the Partnership's debt, the costs of acquisitions (including related debt service payments), restrictions contained in the Partnership's debt instruments, issuances of debt and equity securities by the Partnership, fluctuations in working capital, capital expenditures, adjustments in reserves, prevailing economic conditions and financial, business and other factors, a number of which will be beyond the control of the Partnership and the General Partner. Cash distributions are dependent primarily on cash flow, including cash flow from reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when the Partnership records losses and might not be made during periods when the Partnership records profits.

  The amount of Available Cash from Operating Surplus required to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after this offering and on the combined 2% general partner interest is approximately $54.0 million ($35.3 million for the Common Units, $17.6 million for the Subordinated Units and $1.1 million for the combined 2% general partner interest). The amount of pro forma Available Cash from Operating Surplus generated during fiscal 1997 and for the twelve month period ended September 30, 1998 was approximately $62.3 million and $54.2 million, respectively. Such amounts would have been sufficient to cover the Minimum Quarterly Distribution for such periods on all of the Common Units and Subordinated Units and the related distribution on the general partner interest. However, such amounts do not include approximately $0.9 million of incremental general and administrative expenses that the General Partner believes will be incurred by the Partnership as a result of it being a separate public entity. For the calculation of pro forma Available Cash from Operating Surplus, see "Cash Available for Distribution" and Appendix D.

  The Partnership Agreement gives the General Partner broad discretion in establishing reserves for the proper conduct of the Partnership's business that will affect the amount of Available Cash. Because the Partnership's terminalling and storage activities and gathering and marketing activities are cyclical, it is likely that the General

Partner will make additions to reserves during certain quarters in order to fund operating expenses, interest and principal payments and cash distributions to Unitholders in future quarters. The effect of the establishment of such operating reserves is to increase the likelihood that the Minimum Quarterly Distribution will be paid in any given quarter but to decrease the likelihood that any amount in excess of the Minimum Quarterly Distribution will be paid in such quarter. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions to Unitholders by the Partnership.

 The Partnership's Indebtedness May Limit the Partnership's Ability to Make Distributions and May Affect its Operations

  On a pro forma basis at September 30, 1998, the Partnership's total long-term indebtedness would have been $175 million, representing approximately 39% of the Partnership's total capitalization (defined as total long-term debt plus total partners' capital). The Partnership's leverage may (i) adversely affect the ability of the Partnership to finance its future operations and capital needs, (ii) limit its ability to pursue acquisitions and other business opportunities and (iii) make its results of operations more susceptible to adverse economic or operating conditions. Furthermore, the payment of principal and interest on the Partnership's indebtedness will reduce the cash available for distribution on the Units. In addition, the Partnership will have $50 million of unused borrowing capacity under the Revolving Credit Facility at the closing of this Offering. Future borrowings, whether under the Bank Credit Agreement or otherwise, could result in a significant increase in the Partnership's leverage.

  In addition, the Partnership will be prohibited from making cash distributions during an event of default under the Bank Credit Agreement. Furthermore, various limitations in the Bank Credit Agreement on the Partnership's ability to incur indebtedness and to engage in certain transactions could reduce the ability of the Partnership to capitalize on business opportunities that arise in the course of its business. Any subsequent refinancing of the Bank Credit Agreement or any new indebtedness could have similar or greater restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Partnership-- Capital Resources, Liquidity and Financial Condition."

 Partnership Assumptions Concerning Future Operations May Not Be Realized

  In establishing the terms of this offering, including the number and initial offering price of the Common Units, the number of Common Units and Subordinated Units to be received by the General Partner and its affiliates and the Minimum Quarterly Distribution, the Partnership has relied on certain assumptions concerning its future operations, including the assumptions that:

  . the average daily volume of crude oil transported on the All American
    Pipeline and the SJV Gathering System will not be less than the average daily volume transported during the nine months ended September 30, 1998;

  . the tariffs charged by the Partnership will not decline from current levels;

  . the gross margins from the Partnership's terminalling and storage activities and gathering and marketing activities in the aggregate will continue at not less than the same levels experienced during the nine months ended September 30, 1998 on an annualized basis;

  . any loss of gross margin from a reduction in storage activities due to a change in the market from contango to backward will be offset by an increase in marketing margins;

  . no material accidents or other events will occur that disrupt the All
    American Pipeline, the SJV Gathering System, the Partnership's terminalling or storage facilities, or pipelines with which they have significant interconnections; and

  . market, regulatory and overall economic conditions will not change substantially.

  Although the Partnership believes its assumptions are within a range of reasonableness, whether the assumptions are realized is not, in many cases, within the control of the Partnership or the General Partner and cannot be predicted with any degree of certainty. In the event that the Partnership's assumptions are not realized, the actual Available Cash from Operating Surplus generated by the Partnership could be substantially less than that currently expected and may be less in any quarter than that required to make the Minimum Quarterly Distribution. See "Cash Available for Distribution."

 Unitholders Will Have Limited Voting Rights

  The General Partner will manage and operate the Partnership. Unlike the holders of common stock in a corporation, holders of Common Units will have only limited voting rights on matters affecting the Partnership's business. Holders of Common Units will have no right to elect the General Partner on an annual or other continuing basis, and the General Partner may not be removed except pursuant to the vote of the holders of at least 66 2/3% of the outstanding Units (including Units owned by the General Partner and its affiliates) and upon the election of a successor general partner by the vote of the holders of a Unit Majority. The ownership of an aggregate of 56.5% of the combined Common Units and Subordinated Units by the General Partner and its affiliates gives the General Partner the ability to prevent its removal. In addition, all of the other matters requiring the approval of the Common Unitholders during the Subordination Period must first be proposed by the General Partner and submitted to the Unitholders for a vote. The Partnership Agreement also contains provisions limiting the ability of Unitholders to call meetings of Unitholders or to acquire information about the Partnership's operations, as well as other provisions limiting the Unitholders' ability to influence the manner or direction of management. Further, if any person or group (other than the General Partner or its affiliates or a direct transferee of the General Partner or its affiliates) acquires beneficial ownership of 20% or more of any class of Units then outstanding, such person or group will lose voting rights with respect to all of its Units. As a result, holders of Common Units will have limited influence on matters affecting the operation of the Partnership, and third parties may find it difficult to attempt to gain control, or influence the activities, of the Partnership. See "The Partnership Agreement."

 The Partnership May Issue Additional Common Units Thereby Diluting Existing Unitholders' Interests

  During the Subordination Period, the General Partner has broad discretion, without the approval of Unitholders, to cause the Partnership to issue up to an additional 9,800,000 Common Units (in addition to Common Units issued upon the exercise of the Underwriters' over-allotment option, upon conversion of Subordinated Units, pursuant to employee benefit plans, to repay certain indebtedness, upon the conversion of the general partner interests and Incentive Distribution Rights as a result of the withdrawal of the General Partner or in connection with the making of certain acquisitions or capital improvements that are accretive on a per Unit basis) or an equivalent number of securities ranking on a parity with the Common Units. After the end of the Subordination Period, the Partnership may issue an unlimited number of limited partner interests of any type without the approval of the Unitholders. Based on the circumstances of each case, the issuance of additional Common Units or securities ranking senior to or on a parity with the Common Units may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Partnership, dilute the interests of holders of Common Units in distributions by the Partnership and reduce the support provided by the subordination feature of the Subordinated Units. The Partnership Agreement does not give the holders of Common Units the right to approve the issuance by the Partnership of equity securities ranking junior to the Common Units at any time.

 Issuance of Additional Common Units, Including Upon Conversion of Subordinated Units, Will Increase Risk that the Partnership Will Be Unable to Pay the Full Minimum Quarterly Distribution on All Common Units

  The ability of the Partnership to pay the full Minimum Quarterly Distribution on all the Common Units may be reduced by any increase in the number of outstanding Common Units, whether as a result of the conversion of Subordinated Units, upon the conversion of the general partner interests and the right to receive Incentive Distributions or as a result of the withdrawal of the General Partner or future issuances of Common Units. Any of these actions will increase the percentage of the aggregate Minimum Quarterly Distribution payable to the Common Unitholders and decrease the percentage of the aggregate Minimum Quarterly Distribution payable to the Subordinated Unitholders, which will in turn have the effect of (i) reducing the amount of support provided by the subordination feature of the Subordinated Units and
(ii) increasing the risk that the Partnership will be unable to pay the Minimum Quarterly Distribution in full on all the Common Units.

 No Removal of the General Partner Without its Consent

  Following this offering, the ownership of approximately 56.5% of the combined Common Units and Subordinated Units by the General Partner and its affiliates will effectively preclude the removal of the General Partner without its consent. In addition, the Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the General Partner or otherwise change the management of the Partnership. If the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal,
(i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interest (and its rights to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances. See "The Partnership Agreement--Withdrawal or Removal of the General Partner" and "--Change of Management Provisions."

 Purchasers of Common Units Will Experience Dilution

  Purchasers of Common Units in this offering will experience immediate and substantial dilution in net tangible book value of $11.32 per Common Unit from the initial public offering price (assuming an initial public offering price of $20.00 per Common Unit). See "Dilution."

 Cost Reimbursements and Fees Due to the General Partner May Be Substantial

  Prior to making any distribution on the Common Units, the Partnership will reimburse the General Partner and its affiliates (including officers and directors of the General Partner) for all expenses incurred by the General Partner and its affiliates on behalf of the Partnership (including wages, salaries, incentive compensation and the cost of employee benefit plans paid or provided to employees, officers and directors of the General Partner), which expenses will be determined by the General Partner in its sole discretion. In addition, the General Partner and its affiliates may provide services to the Partnership for which the Partnership will be charged reasonable fees as determined by the General Partner. The reimbursement of such expenses and the payment of any such fees could adversely affect the ability of the Partnership to make distributions.

 No Prior Public Market for Common Units

  Prior to this offering, there has been no public market for the Common Units. The initial public offering price for the Common Units will be determined through negotiations between the General Partner and the representatives of the Underwriters. For a description of the factors to be considered in determining the initial public offering price, see "Underwriting." No assurance can be given as to the market prices at which the Common Units will trade. The Common Units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "PAA."

 The General Partner Will Have a Limited Call Right with Respect to the Common Units

  If at any time not more than 20% of the issued and outstanding Common Units are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign to any of its affiliates or the Partnership, to acquire all, but not less than all, of the remaining Common Units held by such unaffiliated persons at a price generally equal to the then-current market price of the Common Units. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale. A holder may also incur a tax liability upon such sale. See "The Partnership Agreement--Limited Call Right."

 Unitholders May Not Have Limited Liability in Certain Circumstances; Liability for Return of Certain Distributions

  The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. If it were to be determined that the Partnership had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the Unitholders as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted participation in the "control" of the Partnership's business, then the Unitholders could be held liable in certain circumstances for the Partnership's obligations to the same extent as a general partner. In addition, under certain circumstances a Unitholder may be liable to the Partnership for the amount of a distribution for a period of three years from the date of the distribution. See "The Partnership Agreement--Limited Liability" for a discussion of the limitations on liability and the implications thereof to a Unitholder.

 Holders of Common Units Have Not Been Represented by Counsel

  The holders of Common Units have not been represented by counsel in connection with this offering, including the preparation of the Partnership Agreement or the other agreements referred to herein or in establishing the terms of this offering.

 Possible Inability to Obtain Consents and Title Documents to Asset Transfers

  The Plains Midstream Subsidiaries will be merged into Plains Resources and, concurrently with the closing of this offering, Plains Resources will convey the Plains Midstream Subsidiaries' assets to the Partnership. In addition, the General Partner will convey all its interests in the All American Pipeline and the SJV Gathering System to the Partnership. Certain of the transferors' rights-of-way, leasehold interests in real and personal property and certain of the transferors' permits, licenses and other rights are transferable to the Partnership only with the consent of the lessor or other third party. The failure by the Partnership to obtain any such consents could have a material adverse effect on the Partnership. See "Business--Title to Properties."

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

 Dependence of Pipeline Upon California Crude Oil Supply

  The profitability of the All American Pipeline is dependent upon an adequate supply of crude oil from fields located offshore and onshore California. A significant portion of the Partnership's gross margin is derived from the Santa Ynez and Point Arguello fields located offshore California. During the first nine months of 1998, approximately $26 million, or 44%, of the Partnership's gross margin was attributable to the Santa Ynez field and approximately $10 million, or 16%, was attributable to the Point Arguello field. Although the producers of most of the production from these fields have entered into contracts with the Partnership pursuant to which they have agreed to ship all of their production from these fields on the All American Pipeline through August 2007, they are not obligated to produce or ship any minimum volumes. Volumes received from the Santa Ynez and Point Arguello fields have declined from 92,000 and 60,000 average daily barrels, respectively, in 1995 to 70,000 and 26,000 average daily barrels, respectively, for the first nine months in 1998. The Partnership expects that there will continue to be natural production declines from each of these fields. In addition, any production disruption from these fields due to production problems, transportation problems or other reasons would have a material adverse effect on the Partnership.

  As a result of the mid-1996 repeal of the export ban on crude oil produced from the Alaskan North Slope, the volume of Alaskan North Slope crude oil transported on the All American Pipeline declined to 2,000 barrels per day in 1997 compared to 16,000 barrels per day in 1996 and 26,000 barrels per day in 1995. Furthermore, in June 1998, the owner of the only pipeline capable of delivering Alaskan North Slope crude oil to the All American

Pipeline announced the proposed sale of the pipeline to a purchaser that has publicly stated its intention to convert the pipeline to a natural gas pipeline. As a result, the Partnership believes it is unlikely that there will be future shipments of Alaskan North Slope crude oil on the All American Pipeline. See "Business--Crude Oil Pipeline Operations."

  The success of the Partnership's business strategy to increase utilization on its pipelines is dependent upon the Partnership's obtaining additional supply from increased production from California producers, an aggressive lease gathering program in the San Joaquin Valley and additional connections with other California crude oil pipelines. The ability of California producers to increase production is dependent on the prevailing market price of oil, the exploration and production budgets of the major and independent oil companies, the depletion rate of existing reservoirs, the success of new wells drilled, environmental concerns, regulatory initiatives and other matters beyond the control of the General Partner. There can be no assurance that production of crude oil in California will rise to sufficient levels to cause an increase in the utilization rate of the Partnership's pipelines. The Partnership may be unable to execute its strategy of increasing volumes on the All American Pipeline if additional production in California does not materialize due to economic, regulatory or other conditions which are beyond the Partnership's control.

 Reduced Demand Could Affect Shipments on the All American Pipeline

  A portion of the Partnership's business is dependent on demand for crude oil (in particular, California crude oil) in the geographic areas in which deliveries are made by the All American Pipeline and on the ability and willingness of shippers having access to the All American Pipeline to satisfy such demand by deliveries through the All American Pipeline, and any decrease in this demand could adversely affect the Partnership. Demand for crude oil is dependent upon the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce such demand.

 Competition

  The All American Pipeline encounters competition from foreign oil imports and other pipelines that serve the California market and the refining centers in the Midwest and on the Gulf Coast. A new pipeline connecting the San Joaquin Valley to refinery markets in the Los Angeles Basin area is currently under construction by a third party with an anticipated completion date in 1999. The Partnership expects that certain volumes currently transported east on the All American Pipeline may be redirected to Los Angeles through an interconnect with this new pipeline.

  The Partnership faces intense competition in its terminalling and storage activities and gathering and marketing activities. Its competitors include other crude oil pipelines, the major integrated oil companies, their marketing affiliates and independent gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than the Partnership's and control substantially greater supplies of crude oil. See "Business--Competition."

 Dependence of Volumes of Crude Oil For Gathering and Marketing Activities

  The profitability of the Partnership's gathering and marketing activities depends primarily on the volumes of crude oil it purchases in bulk at major pipeline terminal points and the amount it gathers at the wellhead. To maintain its volumes of crude oil purchased, the Partnership must continue to contract for new supplies of crude oil to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. Replacement of lost volumes of crude oil is particularly difficult in an environment where production is low and competition to gather available production is intense. Generally, because producers experience inconveniences in switching crude oil purchasers (such as delays in receipt of proceeds while awaiting the preparation of new division orders), producers typically do not change purchasers on the basis of minor variations in price. Thus, the Partnership may experience difficulty acquiring crude oil at the wellhead in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil.

  Sustained low crude oil prices could lead to a decline in drilling activity and production levels or the shutting-in or abandonment of marginal wells. To the extent that low crude oil prices result in lower volumes of crude oil available for purchase at the wellhead, the Partnership may experience lower margins as competition for available crude oil intensifies. In addition, a sustained depression in crude oil prices could result in the bankruptcy of certain producers. Although bankruptcy proceedings are not likely to terminate production from oil wells, they may disrupt purchasing arrangements and have other adverse consequences. Alternatively, sustained high crude oil prices can limit the volume of crude oil purchases by the Partnership if sufficient credit support for its activities is unavailable.

 Certain of the Partnership's Price Risks Are Not Hedged

  Generally, as the Partnership purchases crude oil, it establishes a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX. Through these transactions, the Partnership seeks to maintain a position that is substantially balanced between crude oil purchases, on the one hand, and sales or future delivery obligations, on the other hand. It is the Partnership's policy not to acquire and hold crude oil, futures contracts or derivative products for the purpose of speculating on price changes. These price risk management strategies cannot, however, eliminate all price risks. Any event that disrupts the Partnership's anticipated physical supplies of crude oil may expose it to risk of loss resulting from price changes. For example, if the General Partner inaccurately forecasts the shut-in of production or other supply interruptions as the result of depressed oil prices, mechanical interruptions, abrupt production declines or apportionment of pipeline space on common carrier pipelines, the Partnership might be unable to meet its supply commitments with the barrels purchased at the wellhead. The Partnership would be forced to make purchases elsewhere in order to meet its commitments, and in the event prices change adversely, the Partnership's margins also may be adversely affected. Moreover, the Partnership will be exposed to some risks that are not hedged, including certain basis risks (the risk that price differentials between delivery points, delivery periods or types of crude oil will change) and price risks on certain portions of its inventory. For accounting purposes, the Partnership may record losses on a portion of the unhedged inventory due to market price declines, although such losses would have no impact on cash flow as long as the Partnership is not forced to liquidate such inventory.

 The Partnership May Not Be Successful in Integrating its Operations

  The General Partner acquired the All American Pipeline and the SJV Gathering System in July 1998 and has operated it since that time. Although most of the persons responsible for managing and operating the respective crude oil terminalling and storage activities and gathering and marketing activities and pipeline operations of the Plains Midstream Subsidiaries and the General Partner prior to the formation of the Partnership will continue to be responsible for managing and operating the Partnership's operations after the offering, there can be no assurance that the Partnership will be able to successfully integrate the All American Pipeline and the SJV Gathering System with the Partnership's terminalling and storage activities and gathering and marketing activities or institute the necessary systems and procedures to successfully manage the combined enterprise on a profitable basis. The inability of the Partnership to successfully integrate these operations would have a material adverse effect on the Partnership's business, financial condition and results of operations.

 Risks of Acquisition Strategy

  The Partnership intends to pursue acquisitions as one means of increasing both the value of the Partnership's Units and its cash flow. The Partnership cannot predict whether it will be successful in consummating any such acquisitions or what the consequences of any such acquisitions would be. Moreover, there can be no assurance that general economic or industry conditions will be conducive to the Partnership's acquisition strategy, that the

Partnership will be able to identify and acquire any such assets or businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions to Unitholders or that any additional debt incurred to finance an acquisition will not affect the ability of the Partnership to make distributions to Unitholders. The Partnership is subject to certain covenants in its Letter of Credit Facility and Bank Credit Agreement that might restrict the ability of the Partnership to incur indebtedness to finance acquisitions. The Partnership currently has no commitments to acquire any material assets.

  The Partnership's acquisition strategy involves numerous risks, including difficulties inherent in the integration of operations and systems, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired businesses. In addition, future acquisitions also may involve the expenditure of significant funds. Depending upon the nature, size and timing of future acquisitions, the Partnership may be required to secure additional financing. There is no assurance that such additional financing will be available to the Partnership on acceptable terms.

 Credit Risks

  The Partnership extends credit to customers in the ordinary course of its gathering and marketing activities. In those cases where the Partnership provides division order services for crude oil purchased at the wellhead, the Partnership may be responsible for distribution of proceeds to all parties. In other cases, the Partnership pays a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. These arrangements expose the Partnership to operator credit risk, and therefore it must determine that operators have sufficient financial resources to make such payments and distributions and to indemnify and defend the Partnership in case of a protest, action or complaint. Even if the Partnership's credit review and analysis mechanisms work properly, there can be no assurance that the Partnership will not experience losses in dealings with other parties.

 Risk of Environmental and Safety Costs and Liabilities

  The operations of the Partnership are subject to federal and state laws and regulations relating to environmental protection and operational safety. Although the Partnership believes its operations are in substantial compliance with applicable environmental and safety regulations, risks of substantial costs and liabilities are inherent in pipeline, gathering, storage and terminalling facilities operations, and there can be no assurance that such costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Partnership's operations, could result in substantial costs and liabilities to the Partnership. If the Partnership were not able to recover such resulting costs through insurance or increased tariffs and revenues, cash distributions to Unitholders could be adversely affected.

  The transportation and storage of crude oil results in a risk that crude oil and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability for natural resources damages to government agencies, personal injury or property damages to private parties and significant business interruption.

  During 1997, the All American Pipeline experienced a leak in a segment of its pipeline in California which resulted in an estimated 12,000 barrels of crude oil being released into the soil. Immediate action was taken to repair the pipeline leak, contain the spill and recover the released crude oil. Approximately 43% of the volume was recovered and the Partnership has received conditional approval from the Mojave District Regional Water Quality Board (the "Water Board") to backfill the affected area and to enable natural degradation to remedy the remaining volume in place. The Partnership has been informed by the Water Board that if testing confirms natural degradation is occurring to the satisfaction of the Water Board, final approval for the Partnership's remediation plan should be granted. Agency approval or disapproval is expected in the first quarter of 1999. If the Partnership's plan is disapproved, a government mandated remediation of the spill could require more significant expenditures, currently estimated to approximate $350,000, although no assurance can be given that the actual cost could not exceed such estimate.

  Prior to being acquired by the Partnership's predecessors in 1996, the Ingleside Terminal experienced releases of refined petroleum products into the soil and groundwater underlying the site due to activities on the property. The Partnership is undertaking a voluntary state-administered remediation of the contamination on the property, and to determine whether the contamination extends outside the property boundaries. Costs associated with the remediation of the Ingleside Terminal are not expected to exceed $250,000, although there can be no assurance in that regard.

 Dependence on Connections with Other Pipelines

  The All American Pipeline is dependent upon its interconnections with other crude oil pipelines to reach markets in the Midwest and the Gulf Coast. Reduced throughput on these pipelines as a result of testing, line repair, reduced operating pressures or other causes could result in reduced throughput on the All American Pipeline which would adversely affect the Partnership's profitability.

 The Partnership's Activities Will Be Subject to Certain Operational Hazards and Unforeseen Interruptions

  The Partnership's operations are subject to certain operational hazards and unforeseen interruptions, such as natural disasters, adverse weather, accidents or other events beyond the General Partner's control. A casualty occurrence might result in a loss of equipment or life, as well as injury and extensive property or environmental damage. The Partnership will carry insurance with respect to some, but not all, casualty occurrences and disruptions. Plains Resources currently carries insurance for itself and all of its affiliates, including the Partnership, covering general liability, automobile liability and workers' compensation in an aggregate amount of up to $150 million, certain aviation liability for non-owned aircraft of up to $10 million, property, flood and earthquake damage of up to $50 million, environmental liability of up to $20 million (in addition to general liability coverage) and business interruption insurance of up to $300,000 per day for a maximum of 90 days. The Partnership expects to continue to carry insurance in such amounts as it considers reasonable, but cannot ensure that this coverage will be in the amounts and for the types of losses now covered or that such amounts would be sufficient to prevent an unexpected loss from having a material adverse effect on the Partnership's financial condition or results of operations.

 The Partnership Will Be Dependent Upon Key Personnel

  The Partnership's management group includes certain key employees. The failure of the Partnership to retain these key employees could adversely affect its operations.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

 General

  Conflicts of interest exist and may arise as a result of the relationships between the General Partner and Plains Resources, its sole stockholder, and its affiliates on the one hand, and the Partnership and its limited partners, on the other. The directors and officers of the General Partner have fiduciary duties to manage the General Partner, including its investments in its subsidiaries and affiliates, in a manner beneficial to Plains Resources. At the same time, the General Partner has fiduciary duties to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The Partnership Agreement contains certain provisions that allow the General Partner to take into account the interests of parties in addition to the Partnership in resolving conflicts of interest, thereby limiting its fiduciary duty to the Unitholders, as well as provisions that may restrict the remedies available to Unitholders for actions taken that might, without such limitations, constitute breaches of fiduciary duty. The duty of the directors and officers of the General Partner to Plains Resources may, therefore, come into conflict with the duties of the General Partner to the Partnership and the Unitholders. Conflicts of interest may arise with respect to the matters discussed below, among others.

 Conflicts Affecting Cash Distributions

  Decisions of the General Partner with respect to the amount and timing of asset purchases and sales, cash expenditures, borrowings, issuances of additional Units and the creation, reduction or increase of reserves in any quarter will affect whether, or the extent to which, there is sufficient Available Cash from the Partnership's Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter or in subsequent quarters. In addition, actions by the General Partner may have the effect of enabling the General Partner and its affiliates to receive distributions on the Subordinated Units or Incentive Distributions or hastening the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

 Conflicts Relating to Employees

  The Partnership will not have any employees and will rely solely on employees of the General Partner and its affiliates.

  Certain of the officers of the General Partner, who will provide services to the Partnership, will not be required to work full time on the affairs of the Partnership. Such officers may devote significant time to the affairs of the General Partner's affiliates and will be compensated by these affiliates for the services rendered to them. There may be significant conflicts between the Partnership and affiliates of the General Partner regarding the availability of such officers of the General Partner to manage the Partnership.

 Conflicts Relating to Reimbursement of the General Partner

  Under the terms of the Partnership Agreement, the Partnership will reimburse the General Partner and its affiliates for costs incurred in managing and operating the Partnership, including costs incurred in rendering corporate staff and support services to the Partnership.

 Conflicts Regarding the General Partner's Liability

  Whenever possible, the General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the General Partner or its assets.

 Conflicts Regarding Enforcement

  Any agreements between the Partnership and the General Partner and its affiliates will not grant to the holders of Common Units, separate and apart from the Partnership, the right to enforce the obligations of the General Partner and such affiliates in favor of the Partnership. Therefore, the General Partner, in its capacity as the general partner of the Partnership, will be primarily responsible for enforcing such obligations.

 No Arm's-Length Negotiations

  Under the terms of the Partnership Agreement, the General Partner is not restricted from causing the Partnership to pay the General Partner or its affiliates for any services rendered on terms that are fair and reasonable to the Partnership or entering into additional contractual arrangements with any of such entities on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

 General Partner's Right to Call For and Purchase Units

  The General Partner may exercise its right to call for and purchase Units as provided in the Partnership Agreement or assign such right to one of its affiliates or the Partnership.

 Potential for Competition from the General Partner's Affiliates

  The Partnership Agreement provides that the General Partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in the Partnership. Except as provided in the Partnership Agreement and an agreement (the "Omnibus Agreement") to be entered into among the Partnership, the Operating Partnership, the General Partner and Plains Resources, affiliates of the General Partner will not be prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Partnership. The Omnibus Agreement provides that, so long as the General Partner is an affiliate of Plains Resources, neither Plains Resources nor any of its affiliates (other than the General Partner and the Partnership and their controlled affiliates) (a "Plains Entity") will engage in or acquire any business engaged in the following activities (a "Restricted Business"): (a) crude oil storage, terminalling and gathering activities in the lower 48 states for any party other than a Plains Entity or the Partnership, (b) marketing activities, and (c) transportation of crude oil by pipeline in the lower 48 states for any party other than a Plains Entity or the Partnership. Notwithstanding the foregoing, a Plains Entity may engage in a Restricted Business if:

      (i) The Restricted Business was engaged in by the Plains Entity at the closing of this offering.

      (ii) The Restricted Business is conducted pursuant to and in accordance with the terms of the Marketing Agreement or any other arrangement entered into with the Partnership with the concurrence of the Conflicts Committee.

      (iii) The value of the assets acquired in a transaction that comprise a Restricted Business does not exceed $10 million.

      (iv) The value of the assets acquired in a transaction that comprise a Restricted Business exceeds $10 million and the General Partner (with the concurrence of the Conflicts Committee) has elected not to cause the Partnership to pursue such opportunity.

    Except as provided in the Omnibus Agreement, a Plains Entity will be free to engage in any type of business activity whatsoever, including those that may be in direct competition with the Partnership. The Omnibus Agreement may not be amended without the concurrence of the Conflicts Committee.

  The Omnibus Agreement may be terminated by Plains Resources upon a "change of control" of Plains Resources. A "change of control" will be deemed to occur upon (i) the sale of substantially all of the assets of Plains Resources, (ii) the acquisition of more than 50% of the outstanding common equity of Plains Resources by any entity or (iii) the consummation of a merger following which the holders of Plains Resources' voting securities hold less than 50% of the voting securities of the surviving entity. Accordingly, in the event of a "change of control" of Plains Resources, the owner of the General Partner will not be restricted from engaging in businesses which compete directly with the Partnership. A sale or transfer of the general partner interest or capital stock of the General Partner will result in the purchaser or transferee being bound by the noncompetition provisions of the Omnibus Agreement.

 Fiduciary Standards Applicable to and Indemnification of the General Partner

  Unless provided for otherwise in a partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Partnership Agreement expressly permits the General Partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and the Partnership or the Unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the Unitholders. IN ADDITION, THE PARTNERSHIP AGREEMENT PROVIDES THAT A PURCHASER OF COMMON UNITS IS DEEMED TO HAVE CONSENTED TO CERTAIN CONFLICTS OF INTEREST AND ACTIONS OF THE GENERAL PARTNER AND ITS AFFILIATES THAT MIGHT OTHERWISE BE PROHIBITED, INCLUDING THOSE DESCRIBED ABOVE, AND TO HAVE AGREED THAT SUCH CONFLICTS OF INTEREST AND ACTIONS DO NOT CONSTITUTE A BREACH BY THE GENERAL PARTNER OF ANY DUTY STATED OR IMPLIED BY LAW OR EQUITY. THE GENERAL PARTNER WILL NOT BE IN BREACH OF ITS OBLIGATIONS UNDER THE PARTNERSHIP AGREEMENT OR ITS DUTIES TO THE PARTNERSHIP OR THE UNITHOLDERS IF THE RESOLUTION OF SUCH CONFLICT IS FAIR AND REASONABLE TO THE PARTNERSHIP. THE LATITUDE GIVEN IN THE PARTNERSHIP AGREEMENT TO THE GENERAL PARTNER IN RESOLVING CONFLICTS OF INTEREST MAY SIGNIFICANTLY LIMIT THE ABILITY OF A UNITHOLDER TO CHALLENGE WHAT MIGHT OTHERWISE BE A BREACH OF FIDUCIARY DUTY.

  The Partnership Agreement expressly limits the liability of the General Partner by providing that the General Partner, its affiliates and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith. In addition, the Partnership is required to indemnify the General Partner, its affiliates and their respective officers, directors, employees, agents and trustees to the fullest extent permitted by law against liabilities, costs and expenses incurred by the General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than a General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

  The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and the General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict the fiduciary duties of the General Partner that would be in effect under common law were it not for the Partnership Agreement. See "Conflicts of Interest and Fiduciary Responsibilities--Conflicts of Interest."

TAX RISKS

  For a general discussion of the expected federal income tax consequences of owning and disposing of Common Units, see "Tax Considerations."

 Tax Treatment is Dependent on Partnership Status

  The availability to a holder of Common Units of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Assuming the accuracy of certain factual matters as to which the General Partner and the Partnership have made representations, Counsel is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes. The IRS has made no determination with respect to classification of the Partnership as a partnership for federal income tax purposes. Instead, the Partnership intends to rely on such opinion of Counsel (which is not binding on the IRS). Based upon the representations of the Partnership and the General Partner and a review of the applicable legal authorities, Counsel is of the opinion that at least 90% of the Partnership's gross income will constitute "qualifying income." Whether the Partnership will continue to be classified as a partnership in part depends, therefore, on the Partnership's ability to meet this qualifying income test in the future. See "Tax Considerations--Partnership Status."

  If the Partnership were classified as an association taxable as a corporation for federal income tax purposes, the Partnership would pay tax on its income at corporate rates (currently a 35% federal rate), distributions would generally be taxed again to the Unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to the Unitholders. Because a tax would be imposed upon the Partnership as an entity, the cash available for distribution to the holders of Common Units would be substantially reduced. Treatment of the Partnership as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the holders of Common Units and thus would likely result in a substantial reduction in the value of the Common Units. See "Tax Considerations--Partnership Status."

  There can be no assurance that the law will not be changed so as to cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity-level taxation for federal, state or local income tax purposes, certain provisions of the Partnership Agreement will be subject to change, including a decrease in the Minimum Quarterly Distribution and the Target Distribution Levels to reflect the impact of such law on the Partnership. See "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

 No IRS Ruling with Respect to Tax Consequences

  No ruling has been requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes or any other matter affecting the Partnership. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of Counsel's conclusions, and some or all of such conclusions ultimately may not be sustained. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the price at which the Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the Unitholders and the General Partner.

 Tax Liability Exceeding Cash Distributions

  A Unitholder will be required to pay federal income taxes and, in certain cases, state and local income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership. There is no assurance that a Unitholder will receive cash distributions equal to his allocable share of taxable income from the Partnership or even the tax liability to him resulting from that income. Further, a holder of Common Units may incur a tax liability, in excess of the amount of cash received, upon the sale of his Common Units. See "Tax Considerations--Tax Consequences of Unit Ownership" and "--Disposition of Common Units."

 Tax Gain or Loss on Disposition of Common Units

  A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized and his adjusted tax basis in such Common Units. Thus, prior Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the Unitholder's tax basis in such Common Units, even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income. Furthermore, should the IRS successfully contest certain conventions to be used by the Partnership, a Unitholder could realize more gain on the sale of Units than would be the case under such conventions without the benefit of decreased income in prior years.

 Ownership of Common Units by Tax-Exempt Organizations and Certain Other
Investors

  Investment in Common Units by certain tax-exempt entities, regulated investment companies (mutual funds) and foreign persons raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including IRAs and other retirement plans) from the ownership of a Common Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder. Very little of the partnership's income will be qualifying income to a regulated investment company. Distributions to foreign persons will be subject to withholding. See "Tax Considerations--Tax-Exempt Organizations and Certain Other Investors."

 Limitations on Deductibility of Losses

  In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by the Partnership will generally only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including other passive activities or investments. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. Net passive income from the Partnership may be offset by unused Partnership losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships. See "Tax Considerations--Tax Consequences of Unit Ownership--Limitations on Deductibility of Partnership Losses."

 Tax Shelter Registration; Potential IRS Audit

  The General Partner has applied to register the Partnership as a "tax shelter" with the Secretary of the Treasury. No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% interest in the Partnership to participate in the income tax audit process are very limited. Further, any adjustments in the Partnership's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of Unitholders' tax returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return.

 Possible Loss of Tax Benefits Relating to Non-uniformity of Common Units and Nonconforming Depreciation Conventions

  Because the Partnership cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units must be maintained. To maintain uniformity and for other reasons, the Partnership will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Common Units or could affect the timing of such tax benefits or the amount of gain from the sale of Common Units and could have a negative impact on the value of the Common Units or result in audit adjustments to the tax returns of Unitholders. See "Tax Considerations-- Uniformity of Units."

 State, Local and Other Tax Considerations

  In addition to federal income taxes, Unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the Partnership does business or owns property. A Unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property and may be subject to penalties for failure to comply with those requirements. The Partnership will initially own property and conduct business in Arizona, California, Oklahoma, Kansas, New Mexico, Illinois, Texas, Louisiana, Alabama, Mississippi and Florida. Of those, only Texas and Florida do not currently impose a personal income tax. It is the responsibility of each Unitholder to file all U.S. federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership. See "Tax Considerations-- State, Local and Other Tax Considerations."

 Reporting of Partnership Tax Information and Risk of Audits

  The Partnership will furnish each holder of Common Units with a Schedule K-1 that sets forth his share of Partnership income, gains, losses and deductions. In preparing these schedules, the Partnership will use various accounting and reporting conventions and adopt various depreciation and amortization methods. There is no assurance that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, the Partnership's tax return may be audited, and any such audit could result in an audit of a Unitholder's individual tax return as well as increased liabilities for taxes because of adjustments resulting from the audit.

                               THE TRANSACTIONS

  The net proceeds to the Partnership from the sale of Common Units offered hereby are expected to be approximately $239.0 million (assuming an initial public offering price of $20.00 per Common Unit and after deducting underwriting discounts and commissions but before deducting expenses incurred in connection with this offering). Concurrently with the closing of this offering, the Plains Midstream Subsidiaries will be merged into Plains Resources, which will sell the assets of these subsidiaries to the Partnership in exchange for $93.7 million and the assumption of related indebtedness. At the same time, the General Partner will convey all of its interest in the All American Pipeline and the SJV Gathering System, which it acquired in July 1998 for approximately $400 million, to the Partnership in exchange for:

  . 6,817,391 Common Units, 9,800,000 Subordinated Units and a 2% general partner interest in the Partnership and the Operating Partnership;

  .  the right to receive Incentive Distributions; and

  . the assumption by the Operating Partnership of $175 million of indebtedness incurred by the General Partner in connection with the acquisition of the All American Pipeline and the SJV Gathering System.


  The determination of the value of the assets and businesses conveyed to the Partnership in exchange for cash, Units and the assumption of indebtedness was determined by negotiations between Plains Resources and the General Partner and representatives of the Underwriters. The assets and businesses conveyed to the Partnership by the General Partner and Plains Resources constitute all of the assets and businesses of the Partnership. Prior to this offering, there has been no public market for the Common Units of the Partnership. See "Underwriting" for a discussion of the establishment of the initial public offering price of the Common Units.

  In addition to the $93.7 million to be paid to Plains Resources, the Partnership will distribute approximately $142.3 million to the General Partner and will use approximately $3 million of the remaining proceeds to pay expenses incurred in connection with the Transactions. The General Partner will use $110 million of the cash distributed to it to retire the remaining indebtedness incurred in connection with the acquisition of the All American Pipeline and the SJV Gathering System and the balance, $32.3 million, will be distributed or loaned to Plains Resources which will use the cash to repay indebtedness and for other general corporate purposes.

  In addition, concurrently with the closing of this offering, the Operating Partnership will enter into the $225 million Bank Credit Agreement that will include the $175 million Term Loan Facility and the $50 million Revolving Credit Facility. The Partnership may borrow up to $50 million under the Revolving Credit Facility for acquisitions, capital improvements, working capital and general business purposes. At closing, the Operating Partnership will have $175 million outstanding under the Term Loan Facility, representing indebtedness assumed from the General Partner.

  The Partnership will use the net proceeds from any exercise of the Underwriters' over-allotment option to redeem Common Units from the General Partner or its affiliates, on a pro rata basis, equal to the number of Common Units issued upon the exercise of such option.

                                USE OF PROCEEDS

  The net proceeds to the Partnership from the sale of Common Units offered hereby will be approximately $239.0 million, assuming an initial public offering price of $20.00 per Common Unit, and after deducting underwriting discounts and commissions but before deducting expenses incurred in connection with this offering. The net proceeds of this offering will be applied to (i) purchase the Plains Midstream Subsidiaries' assets from Plains Resources for approximately $93.7 million, (ii) pay approximately $3.0 million of expenses of the Transactions and (iii) make a distribution of approximately $142.3 million to the General Partner.

  The General Partner will use $110 million of the cash distributed to it to retire a portion of the indebtedness incurred in connection with the acquisition of the All American Pipeline and the SJV Gathering System. Of this indebtedness, $60 million bears interest at LIBOR plus a margin of 1.75% and $50 million bears interest at LIBOR plus a margin of 2.75%. The indebtedness has a final maturity in 2005. The remainder of the distribution to the General Partner will be distributed or loaned to Plains Resources, which will use the cash to repay indebtedness and for general corporate purposes.

  The Partnership will use the net proceeds from any exercise of the Underwriters' over-allotment option to redeem Common Units from the General Partner or its affiliates, on a pro rata basis, equal to the number of Common Units issued upon the exercise of such option.

                                CAPITALIZATION

  The following table sets forth (i) the capitalization of Plains Midstream Subsidiaries as of September 30, 1998, (ii) the pro forma adjustments required to reflect the Transactions, including the sale of the Common Units offered hereby (at an assumed initial public offering price of $20.00 per Common Unit) and the application of the net proceeds therefrom as described in "Use of Proceeds," and (iii) the pro forma capitalization of the Partnership as of September 30, 1998. The table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to the historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus.

                                                AS OF SEPTEMBER 30, 1998
                                           -----------------------------------
                                                                        PRO
                                                       TRANSACTION   FORMA, AS
                                           HISTORICAL ADJUSTMENTS(1) ADJUSTED
                                           ---------- -------------- ---------
                                                       (UNAUDITED)
                                                     (IN THOUSANDS)
Long-term debt:
  Bank Credit Agreement(2)................  $285,000    $(110,000)   $ 175,000
  Long-term debt due to affiliates........    29,681      (29,681)          --
                                            --------    ---------    ---------
    Total long-term debt..................   314,681     (139,681)     175,000
                                            --------    ---------    ---------
Combined equity...........................   122,630     (122,630)          --
Partners' capital:
  Common Unitholders(3)...................        --      305,242      305,242
  Subordinated Unitholders................        --       99,515       99,515
  General Partner.........................        --     (136,243)    (136,243)
                                            --------    ---------    ---------
    Total combined equity/partners'
     capital..............................   122,630      145,884      268,514
                                            --------    ---------    ---------
    Total capitalization..................  $437,311    $   6,203    $ 443,514
                                            ========    =========    =========

--------

(1) See Notes to Pro Forma Consolidated Financial Statements of Plains All American Pipeline, L.P. for a discussion of the pro forma adjustments.

(2) In connection with the Transactions, the Operating Partnership will assume $175 million of the $285 million of indebtedness incurred by the General Partner in conjunction with the acquisition of the All American Pipeline and the SJV Gathering System. The Bank Credit Agreement is an amendment and restatement of the bank credit agreement pursuant to which such acquisition was financed.

(3) Includes Common Units offered hereby, as well as Common Units retained by the General Partner.

                                   DILUTION

  On a pro forma basis as of September 30, 1998 after giving effect to the Transactions, the net tangible book value was $260.4 million or $8.68 per Common Unit (assuming an initial public offering price of $20.00 per Common
Unit). Purchasers of Common Units in this offering will experience substantial and immediate dilution in net tangible book value per Common Unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per Common Unit............        $ 20.00
Net tangible book value per Common Unit before the Offering
 (1)(2)..........................................................  $6.65
Increase in net tangible book value per Common Unit attributable
 to new investors................................................   2.03
                                                                   -----
Less: Pro forma net tangible book value per Common Unit after the
 Offering (2)(3).................................................           8.68
                                                                         -------
Immediate dilution in net tangible book value per Common Unit to
 new investors...................................................        $ 11.32
                                                                         =======

--------
(1) Determined by dividing the number of Units (6,817,391 Common Units and 9,800,000 Subordinated Units and the 2% general partner interest having dilutive effect equivalent to 600,000 Units) to be issued to the General Partner for its contribution of assets and liabilities to the Partnership into the net tangible book value of the contributed assets and liabilities.

(2) The net tangible book value does not include intangible assets contributed to the Partnership with a book value of $8.1 million ($0.47 per Unit).

(3) Determined by dividing the total number of Units (19,600,000 Common Units, 9,800,000 Subordinated Units and the 2% general partner interest having dilutive effect equivalent to 600,000 Units) to be outstanding after the offering made hereby into the pro forma net tangible book value of the Partnership, after giving effect to the application of the net proceeds of this offering.

  The following table sets forth the number of Units that will be issued by the Partnership and the total consideration to the Partnership contributed by the General Partner and its affiliates in respect of their Units and by the purchasers of Common Units in this offering upon the consummation of the
Transactions:

                                         UNITS ACQUIRED    TOTAL CONSIDERATION
                                       ------------------ ---------------------
                                         NUMBER   PERCENT    AMOUNT     PERCENT
                                       ---------- ------- ------------- -------
General Partner and its
 affiliates(1)(2)..................... 17,217,391   57.4% $  32,479,000   12.1%
New Investors......................... 12,782,609   42.6    236,035,000   87.9
                                       ----------  -----  -------------  -----
  Total............................... 30,000,000  100.0% $ 268,514,000  100.0%
                                       ==========  =====  =============  =====

--------
(1) Upon the consummation of the Transactions, the General Partner and its affiliates will own an aggregate of 6,817,391 Common Units and 9,800,000 Subordinated Units and a 2% general partner interest in the Partnership having a dilutive effect equivalent to 600,000 Units.

(2) The assets and liabilities contributed and sold by the Plains Midstream Subsidiaries and Plains Resources will be recorded at historical cost rather than fair value in accordance with generally accepted accounting principles. These assets include $8.1 million of intangible assets. Total book value of the consideration provided by the Plains Midstream Subsidiaries and Plains Resources is as follows:

          Book value of net assets transferred by the Plains Midstream
           Subsidiaries at September 30, 1998.......................... $ 126,596,000
          Debt retained by Plains Midstream Subsidiaries...............   141,918,000
          Less: Distribution of portion of net proceeds from the Common
           Units.......................................................  (142,335,000)
          Less: Purchase of assets from Plains Resources...............   (93,700,000)
                                                                        -------------
                                                                        $  32,479,000
                                                                        =============

                           CASH DISTRIBUTION POLICY

GENERAL

 Available Cash

  The Partnership will distribute to its partners, on a quarterly basis, all of its Available Cash in the manner described herein. Available Cash is defined in the Glossary and generally means, with respect to any quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the Partnership's business, (ii) comply with applicable law or any Partnership debt instrument or other agreement, or (iii) provide funds for distributions to Unitholders and the General Partner in respect of any one or more of the next four quarters.

 Operating Surplus and Capital Surplus

  Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed to Unitholders relative to the General Partner, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions. See "--Quarterly Distributions of Available Cash."

  Operating Surplus is defined in the Glossary and refers generally to (i) the cash balance of the Partnership on the date the Partnership commences operations, plus $25 million, plus all cash receipts of the Partnership from its operations since the closing of the Transactions (excluding cash constituting Capital Surplus), less (ii) all Partnership operating expenses, debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering), maintenance capital expenditures and reserves established for future Partnership operations, in each case since the closing of the Transactions.

  Capital Surplus is also defined in the Glossary and will generally be generated only by borrowings (other than Working Capital Borrowings), sales of debt and equity securities and sales or other dispositions of assets for cash (other than inventory, accounts receivable and other assets all as disposed of in the ordinary course of business).

  To avoid the difficulty of trying to determine whether Available Cash distributed by the Partnership is from Operating Surplus or from Capital Surplus, all Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any Available Cash in excess of such amount (irrespective of its source) will be deemed to be from Capital Surplus and distributed accordingly.

  If Available Cash from Capital Surplus is distributed in respect of each Common Unit in an aggregate amount per Common Unit equal to the initial public offering price of the Common Units (the "Initial Unit Price"), plus any Common Unit Arrearages, the distinction between Operating Surplus and Capital Surplus will cease, and all distributions of Available Cash will be treated as if they were from Operating Surplus. The Partnership does not anticipate that there will be significant distributions from Capital Surplus.

 Subordinated Units

  The Subordinated Units that will be issued to the General Partner are entitled to receive the Minimum Quarterly Distribution only after the Common Units have received the Minimum Quarterly Distribution plus any arrearages thereon. The Subordinated Units are not entitled to arrearages. Upon expiration of the Subordination Period, which will generally not occur prior to December 31, 2003, the Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate pro rata with the other Common Units in distributions of Available Cash. The Subordinated Units are also subordinated to the Common Units upon liquidation and have fewer voting rights than the Common Units.

 Incentive Distributions

  The Incentive Distributions represent the right to receive an increasing percentage of quarterly distributions of Available Cash from Operating Surplus after the Minimum Quarterly Distribution and the Target Distribution Levels have been achieved. The Target Distribution Levels are based on the amounts of Available Cash from Operating Surplus distributed in excess of the payments made with respect to the Minimum Quarterly Distribution and Common Unit Arrearages, if any, and the related 2% distribution to the General Partner.

 Effect of Issuance of Additional Units

  Subject to the limitations described under "The Partnership Agreement-- Issuance of Additional Securities," the Partnership has the authority to issue additional Common Units or other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the General Partner in its sole discretion and without the approval of the Unitholders. It is possible that the Partnership will fund acquisitions through the issuance of additional Common Units or other equity securities of the Partnership. Holders of any additional Common Units issued by the Partnership will be entitled to share equally with the then-existing holders of Common Units in distributions of Available Cash by the Partnership. In addition, the issuance of additional Partnership Interests may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Partnership. The General Partner will be required to make an additional capital contribution to the Partnership or the Operating Partnership (other than in connection with the exercise of the over-allotment option) in connection with the issuance of additional Partnership Interests.

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

  The Partnership will make distributions to its partners with respect to each quarter of the Partnership prior to its liquidation in an amount equal to 100% of its Available Cash for such quarter. The Partnership expects to make distributions of all Available Cash within approximately 45 days after the end of each quarter, commencing with the quarter ending December 31, 1998, to holders of record on the applicable record date. The Minimum Quarterly Distribution and the Target Distribution Levels for the period from the closing of this offering through December 31, 1998 will be adjusted downward based on the actual length of such period. The Minimum Quarterly Distribution and the Target Distribution Levels are also subject to certain other adjustments as described below under "--Distributions from Capital Surplus" and "--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

  With respect to each quarter during the Subordination Period, to the extent there is sufficient Available Cash, the holders of Common Units will have the right to receive the Minimum Quarterly Distribution, plus any Common Unit Arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. This subordination feature will enhance the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period. There is no guarantee, however, that the Minimum Quarterly Distribution will be made on the Common Units. Upon expiration of the Subordination Period, all Subordinated Units will be converted on a one-for-one basis into Common Units and will participate pro rata with all other Common Units in future distributions of Available Cash. Under certain circumstances, up to 50% of the Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period. Common Units will not accrue arrearages with respect to distributions for any quarter after the Subordination Period and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

DISTRIBUTIONS FROM OPERATING SURPLUS DURING SUBORDINATION PERIOD

  The Subordination Period will generally extend from the closing of this offering until the first day of any quarter beginning after December 31, 2003 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the

Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding on a fully diluted basis and the related distribution on the general partner interests in the Partnership and the Operating Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages.

  Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) December 31, 2001 with respect to one-quarter of the Subordinated Units (2,450,000 Subordinated Units) and (b) December 31, 2002 with respect to one-quarter of the Subordinated Units (2,450,000 Subordinated Units) in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding on a fully diluted basis and the related distribution on the general partner interests in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second one-quarter of Subordinated Units may not occur until at least one year following the early conversion of the first one-quarter of Subordinated Units.

  Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate, pro rata, with the other Common Units in distributions of Available Cash. In addition, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interests (and the right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests.

  "Adjusted Operating Surplus" for any period generally means Operating Surplus generated during such period, less (a) any net increase in Working Capital Borrowings during such period and (b) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period; and plus (x) any net decrease in Working Capital Borrowings during such period and (y) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Operating Surplus generated during a period is equal to the difference between (i) the Operating Surplus determined at the end of such period and (ii) the Operating Surplus determined at the beginning of such period.

  Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter during the Subordination Period will be made in the following manner:

    First, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Common Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

    Second, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Common Unit an amount equal to any Common Unit Arrearages accrued and unpaid with respect to any prior quarters during the Subordination Period;

    Third, 98% to the Subordinated Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Subordinated Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

    Thereafter, in the manner described in "--Incentive Distributions-- Hypothetical Annualized Yield" below.

  The above references to the 2% of Available Cash from Operating Surplus distributed to the General Partner are references to the amount of the percentage interest in distributions from the Partnership and the Operating Partnership of the General Partner on a combined basis (exclusive of its or any of its affiliates' interest as holders of the Units). The General Partner will own a 1% general partner interest in the Partnership and a 1.0111% general partner interest in the Operating Partnership. With respect to any Common Unit, the term "Common Unit Arrearages" refers to the amount by which the Minimum Quarterly Distribution in any quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit issued in this offering, cumulative for such quarter and all prior quarters during the Subordination Period. Common Unit Arrearages will not accrue interest.

DISTRIBUTIONS FROM OPERATING SURPLUS AFTER SUBORDINATION PERIOD

  Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter after the Subordination Period will be made in the following manner:

    First, 98% to all Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

    Thereafter, in the manner described in "--Incentive Distributions-- Hypothetical Annualized Yield" below.

INCENTIVE DISTRIBUTIONS--HYPOTHETICAL ANNUALIZED YIELD

  For any quarter for which Available Cash from Operating Surplus is distributed to the Common and Subordinated Unitholders in an amount equal to the Minimum Quarterly Distribution on all Units and to the Common Unitholders in an amount equal to any unpaid Common Unit Arrearages, then any additional Available Cash from Operating Surplus in respect of such quarter will be distributed among the Unitholders and the General Partner in the following manner:

    First, 85% to all Unitholders, pro rata, and 15% to the General Partner, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.495 for such quarter in respect of each outstanding Unit (the "First Target Distribution");

    Second, 75% to all Unitholders, pro rata, and 25% to the General Partner, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.675 for such quarter in respect of each outstanding Unit (the "Second Target Distribution"); and

    Thereafter, 50% to all Unitholders, pro rata, and 50% to the General
  Partner.

The distributions to the General Partner set forth above (other than in its capacity as holders of Units) that are in excess of its aggregate 2% general partner interest represent the Incentive Distributions. The right to receive Incentive Distributions is not part of the general partner interest and may be transferred separately from such interests, subject to certain restrictions. See "The Partnership Agreement--Transfer of General Partner Interest and Incentive Distribution Rights."

  The following table illustrates the percentage allocation of the additional Available Cash from Operating Surplus between the Unitholders and the General Partner up to the various Target Distribution Levels and a hypothetical annualized percentage yield to be realized by a Unitholder at each Target Distribution Level. These distributions are intended to represent a return on investment to Unitholders. For a discussion of the tax consequences of ownership of Common Units, see "Tax Considerations." For purposes of the following table, the annualized percentage yield is calculated on a pretax basis by dividing each level of distribution by the assumed initial public offering price of $20.00 per Common Unit. To the extent that the trading price of the Common Units is greater than $20.00 per Common Unit, the calculated distribution yield will decrease and to the extent that the trading price of the Common Units is less than $20.00 per Common Unit, the calculated distribution yield will increase. The calculations are also based on the assumption that the quarterly distribution amounts shown do not include any Common Unit Arrearages. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the General Partner and the Unitholders in any Available Cash from Operating Surplus distributed up to and including the corresponding amount in the column "Quarterly Distribution Amount per Common Unit," until Available Cash distributed to a Common Unitholder reaches the next Target Distribution Level, if any. The percentage interests shown for the Unitholders and the General Partner for the Minimum Quarterly Distribution are also applicable to quarterly distribution amounts that are less than the Minimum Quarterly Distribution.

                                                            MARGINAL PERCENTAGE
                                                                INTEREST IN
                                   QUARTERLY                   DISTRIBUTIONS
                                  DISTRIBUTION HYPOTHETICAL -------------------
                                   AMOUNT PER   ANNUALIZED              GENERAL
                                  COMMON UNIT     YIELD     UNITHOLDERS PARTNER
                                  ------------ ------------ ----------- -------
      Minimum Quarterly
       Distribution.............        $0.450        9.00%      98%        2%
      First Target Distribution.        $0.495        9.90%      85%       15%
      Second Target
       Distribution.............        $0.675       13.50%      75%       25%
      Thereafter................  above $0.675 above 13.50%      50%       50%

DISTRIBUTIONS FROM CAPITAL SURPLUS

  Distributions by the Partnership of Available Cash from Capital Surplus will be made in the following manner:

    First, 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Partnership has distributed, in respect of each outstanding Common Unit issued in this offering, Available Cash from Capital Surplus in an aggregate amount per Common Unit equal to the Initial Unit Price;

    Second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership has distributed, in respect of each outstanding Common Unit, Available Cash from Capital Surplus in an aggregate amount equal to any unpaid Common Unit Arrearages with respect to such Common Unit; and

    Thereafter, all distributions of Available Cash from Capital Surplus will be distributed as if they were from Operating Surplus.

  As a distribution of Available Cash from Capital Surplus is made, it is treated as if it were a repayment of the Initial Unit Price. To reflect such repayment, the Minimum Quarterly Distribution and the Target Distribution Levels will be adjusted downward by multiplying each such amount by a fraction, the numerator of which is the Unrecovered Capital of the Common Units immediately after giving effect to such repayment and the denominator of which is the Unrecovered Capital of the Common Units immediately prior to such repayment. This adjustment to the Minimum Quarterly Distribution may make it more likely that Subordinated Units will be converted into Common Units (whether pursuant to the termination of the Subordination Period or to the provisions permitting early conversion of some Subordinated Units) and may accelerate the dates at which such conversions occur.

  When "payback" of the Initial Unit Price has occurred, i.e., when the Unrecovered Capital of the Common Units is zero (and any accrued Common Unit Arrearages have been paid), then in effect the Minimum Quarterly Distribution and each of the Target Distribution Levels will have been reduced to zero for subsequent quarters. Thereafter, all distributions of Available Cash from all sources will be treated as if they were from Operating

Surplus. Because the Minimum Quarterly Distribution and the Target Distribution Levels will have been reduced to zero, the General Partner will be entitled thereafter to receive 50% of all distributions of Available Cash in its capacities as General Partner and as holder of the Incentive Distribution Rights (in addition to any distributions to which they may be entitled as holders of Units).

  Distributions of Available Cash from Capital Surplus will not reduce the Minimum Quarterly Distribution or Target Distribution Levels for the quarter with respect to which they are distributed.

ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

  In addition to reductions of the Minimum Quarterly Distribution and Target Distribution Levels made upon a distribution of Available Cash from Capital Surplus, the Minimum Quarterly Distribution, the Target Distribution Levels, the Unrecovered Capital, the number of additional Common Units issuable during the Subordination Period without a Unitholder vote, the number of Common Units issuable upon conversion of the Subordinated Units and other amounts calculated on a per Unit basis will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of Common Units (whether effected by a distribution payable in Common Units or otherwise), but not by reason of the issuance of additional Common Units for cash or property. For example, in the event of a two-for-one split of the Common Units (assuming no prior adjustments), the Minimum Quarterly Distribution, each of the Target Distribution Levels and the Unrecovered Capital of the Common Units would each be reduced to 50% of its initial level.

  The Minimum Quarterly Distribution and the Target Distribution Levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to become taxable as a corporation or otherwise subjects the Partnership to taxation as an entity for federal, state or local income tax purposes. In such event, the Minimum Quarterly Distribution and the Target Distribution Levels would be reduced to an amount equal to the product of (i) the Minimum Quarterly Distribution and each of the Target Distribution Levels, respectively, multiplied by (ii) one minus the sum of (x) the maximum effective federal income tax rate to which the Partnership is then subject as an entity plus (y) any increase that results from such legislation in the effective overall state and local income tax rate to which the Partnership is subject as an entity for the taxable year in which such event occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes). For example, assuming the Partnership was not previously subject to state and local income tax, if the Partnership were to become taxable as an entity for federal income tax purposes and the Partnership became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the Minimum Quarterly Distribution and the Target Distribution Levels would each be reduced to 62% of the amount thereof immediately prior to such adjustment.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

  Following the commencement of the dissolution and liquidation of the Partnership, assets will be sold or otherwise disposed of from time to time and the partners' capital account balances will be adjusted to reflect any resulting gain or loss. The proceeds of such liquidation will, first, be applied to the payment of creditors of the Partnership in the order of priority provided in the Partnership Agreement and by law and, thereafter, be distributed to the Unitholders and the General Partner in accordance with their respective capital account balances as so adjusted.

  Partners are entitled to liquidating distributions in accordance with capital account balances. The allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle the holders of outstanding Common Units to a preference over the holders of outstanding Subordinated Units upon the liquidation of the Partnership, to the extent required to permit Common Unitholders to receive their Unrecovered Capital plus any unpaid Common Unit Arrearages. Thus, net losses recognized upon liquidation of the Partnership will be allocated to the holders of the Subordinated Units to the extent of their capital account balances before any loss is allocated to the holders of the Common Units, and net gains recognized upon liquidation will be allocated first to restore negative balances in the capital account of the General Partner and any Unitholders and then to the Common Unitholders until their capital account balances equal their Unrecovered Capital plus unpaid Common Unit Arrearages. However, no assurance can be given that there will be sufficient gain upon liquidation of the Partnership to enable the holders of Common Units to fully recover all of such amounts, even though there may be cash available for distribution to the holders of Subordinated Units.

  The manner of such adjustment is as provided in the Partnership Agreement, the form of which is included as Appendix A to this Prospectus. If the liquidation of the Partnership occurs before the end of the Subordination Period, any net gain (or unrealized gain attributable to assets distributed in kind) will be allocated to the partners as follows:

    First, to the General Partner and the holders of Units having negative balances in their capital accounts to the extent of and in proportion to such negative balances;

    Second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the capital account for each Common Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Common Unit, (ii) the amount of the Minimum Quarterly Distribution for the quarter during which liquidation of the Partnership occurs and (iii) any unpaid Common Unit Arrearages in respect of such Common Unit;

    Third, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partner, until the capital account for each Subordinated Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Subordinated Unit and (ii) the amount of the Minimum Quarterly Distribution for the quarter during which the liquidation of the Partnership occurs;

    Fourth, 85% to the Unitholders, pro rata, and 15% to the General Partner, until there has been allocated under this paragraph fourth an amount per Unit equal to (a) the sum of the excess of the First Target Distribution per Unit over the Minimum Quarterly Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Minimum Quarterly Distribution per Unit that was distributed 85% to the Unitholders, pro rata, and 15% to the General Partner for each quarter of the Partnership's existence;

    Fifth, 75% to all Unitholders, pro rata, and 25% to the General Partner, until there has been allocated under this paragraph fifth an amount per Unit equal to (a) the sum of the excess of the Second Target Distribution per Unit over the First Target Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the First Target Distribution per Unit that was distributed 75% to the Unitholders, pro rata, and 25% to the General Partner for each quarter of the Partnership's existence; and

    Thereafter, 50% to all Unitholders, pro rata, and 50% to the General
  Partner.

  If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that clauses
(ii) and (iii) of paragraph second above and all of paragraph third above will no longer be applicable.

  Upon liquidation of the Partnership, any loss will generally be allocated to the General Partner and the Unitholders as follows:

    First, 98% to holders of Subordinated Units in proportion to the positive balances in their respective capital accounts and 2% to the General Partner, until the capital accounts of the holders of the Subordinated Units have been reduced to zero;

    Second, 98% to the holders of Common Units in proportion to the positive balances in their respective capital accounts and 2% to the General Partner, until the capital accounts of the Common Unitholders have been reduced to zero; and

    Thereafter, 100% to the General Partner.

  If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that all of paragraph first above will no longer be applicable.

  In addition, interim adjustments to capital accounts will be made at the time the Partnership issues additional interests in the Partnership or makes distributions of property. Such adjustments will be based on the fair market value of the interests or the property distributed and any gain or loss resulting therefrom will be allocated to the Unitholders and the General Partner in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional interests in the Partnership, distributions of property by the Partnership, or upon liquidation of the Partnership, will be allocated in a manner which results, to the extent possible, in the capital account balances of the General Partner equaling the amount which would have been the General Partner's capital account balances if no prior positive adjustments to the capital accounts had been made.

                        CASH AVAILABLE FOR DISTRIBUTION

  Based on the amount of working capital that the Partnership is expected to have at the time it commences operations and the ability to make Working Capital Borrowings under the Revolving Credit Facility, the Partnership believes that it should have sufficient Available Cash from Operating Surplus to enable it to distribute the Minimum Quarterly Distribution on the Common Units and Subordinated Units to be outstanding immediately after the consummation of this offering with respect to each quarter at least through the quarter ending December 31, 1999. Operating Surplus generally consists of cash generated from operations after deducting related expenditures and other items, plus the Partnership's cash balance at the closing of this offering, plus $25 million. The Partnership's belief is based on a number of assumptions, including the assumptions that:

  . the average daily volume of crude oil transported on the All American
    Pipeline and SJV Gathering System will not be less than the average daily volume transported during the nine months ended September 30, 1998;

  . the tariffs charged by the Partnership will not decline from current levels;

  . the gross margins from the Partnership's terminalling and storage activities and gathering and marketing activities in the aggregate will continue at not less than the same levels experienced during the nine months ended September 30, 1998 on an annualized basis;

  . any loss of gross margin from a reduction in storage activities due to a change in the market from contango to backward will be offset by an increase in marketing margins;

  . no material accidents or other events will occur that disrupt the All
    American Pipeline, the SJV Gathering System, the Partnership's terminalling or storage facilities, or pipelines with which they have significant interconnections; and

  . market, regulatory and overall economic conditions will not change substantially.

  Although the Partnership believes such assumptions are within a range of reasonableness, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. In the event that the Partnership's assumptions are not realized, the actual Available Cash from Operating Surplus generated by the Partnership could be substantially less than that currently expected and could, therefore, be insufficient to permit the Partnership to make cash distributions at the levels described above. See "Risk Factors--Risks Inherent in an Investment in the Partnership--Partnership Assumptions Concerning Future Operations May Not Be Realized." In addition, the terms of the Partnership's indebtedness will restrict the ability of the Partnership to distribute cash to Unitholders in the event of a default under the terms of such indebtedness. Accordingly, no assurance can be given that distributions of the Minimum Quarterly Distribution or any other amounts will be made. See "Cash Distribution Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Partnership does not intend to update the expression of belief set forth above.

  The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after this offering and on the combined 2% general partner interest is approximately $54.0 million ($35.3 million for the Common Units, $17.6 million for the Subordinated Units and $1.1 million for the combined 2% general partner interest). The amount of pro forma Available Cash from Operating Surplus generated during 1997 and for the twelve months ended September 30, 1998 was approximately $62.3 million and $54.2 million, respectively. Such amounts would have been sufficient to cover the Minimum Quarterly Distribution during such periods on all of the Common Units, Subordinated Units and the related distribution on the general partner interest. However, such amounts do not include approximately $0.9 million of incremental general and administrative expenses that the General Partner believes will be incurred by the Partnership as a result of it being a separate public entity. The amounts of pro forma Available Cash from Operating Surplus set forth above were derived from the pro forma and historical financial statements of the Partnership in the manner set forth in Appendix D. The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Partnership had the Transactions actually been completed as of the dates indicated. Furthermore, Available Cash from Operating Surplus as defined in the Partnership Agreement is a cash accounting concept, while the Partnership's historical and pro forma financial statements have been prepared on an accrual basis. As a consequence, the amount of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amount of Available Cash from Operating Surplus that might in fact have been generated by the Partnership had it been formed in earlier periods. For definitions of Available Cash and Operating Surplus, see the Glossary.

                SELECTED PRO FORMA FINANCIAL AND OPERATING DATA

  The following unaudited Selected Pro Forma Financial and Operating Data are derived from the historical financial statements of Wingfoot (which reflect the historical operating results of the All American Pipeline and the SJV Gathering System) and the Plains Midstream Subsidiaries (which reflect the historical operating results of the Partnership's terminalling and storage activities and gathering and marketing activities) as adjusted for the Transactions. Commencing July 30, 1998 (the date of the acquisition of the All American Pipeline and the SJV Gathering System from Goodyear), the results of operations of the All American Pipeline and the SJV Gathering System are included in the results of operations of the Plains Midstream Subsidiaries. For a discussion of the assumptions used in preparing the Selected Pro Forma Financial and Operating Data, see "Plains All American Pipeline, L.P. Pro Forma Consolidated Financial Statements." The following information should not be deemed indicative of future operating results for the Partnership.

                                                            NINE MONTHS ENDED
                                              YEAR ENDED      SEPTEMBER 30,
                                             DECEMBER 31, ---------------------
                                                 1997        1997       1998
                                             ------------ ---------- ----------
                                               (IN THOUSANDS, EXCEPT PER UNIT
                                                    AND BARREL AMOUNTS)
INCOME STATEMENT DATA:
 Revenues...................................  $1,746,491  $1,284,102 $1,194,648
 Cost of sales and operations...............   1,662,282   1,217,572  1,136,062
                                              ----------  ---------- ----------
 Gross margin...............................      84,209      66,530     58,586
 General and administrative expenses........       6,182       4,628      4,765
 Depreciation and amortization..............      10,516       7,887      8,067
 Impairment of pipeline assets(1)...........      64,173          --         --
                                              ----------  ---------- ----------
 Operating income...........................       3,338      54,015     45,754
 Interest expense...........................      14,383      10,681     10,722
 Other income...............................         138         105        652
                                              ----------  ---------- ----------
 Pro forma net income (loss)(1).............  $  (10,907) $   43,439 $   35,684
                                              ==========  ========== ==========
 Pro forma net income (loss) per Unit(1)(2).  $     (.36) $     1.45 $     1.19
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital............................                         $    8,000
 Total assets...............................                            581,568
 Total long-term debt.......................                            175,000
 Partners' capital..........................                            268,514
OTHER DATA:
 Gross margins:
  Pipeline..................................  $   70,078  $   56,475 $   42,236
  Terminalling and storage and gathering and
   marketing................................      14,131      10,055     16,350
 EBITDA(3)..................................      78,165      62,007     54,473
 Maintenance capital expenditures(4)........       1,433       1,159      1,775
OPERATING DATA:
 Volumes (barrels per day):
 Pipeline:
  Tariff(5).................................     164,600     173,700    135,700
  Margin(6).................................      30,500      27,700     38,000
                                              ----------  ---------- ----------
   Total pipeline...........................     195,100     201,400    173,700
                                              ==========  ========== ==========
  Lease gathering(7)........................      94,000      91,800    109,500
  Bulk purchases(8).........................      48,500      45,900     93,800
  Terminal throughput(9)....................      76,700      77,700     79,000

--------

(1) The pro forma financial statements for the year ended December 31, 1997 include a non-cash impairment charge of $64.2 million related to the writedown of property and equipment by Wingfoot in connection with the sale of Wingfoot by Goodyear to the General Partner. Based on the Partnership's purchase price allocation to property and equipment, an impairment charge would not have been required had the Partnership actually acquired Wingfoot effective January 1, 1997. Excluding this impairment charge, the Partnership's pro forma net income for 1997 would have been $53.3 million. In addition, the pro forma information does not include approximately $0.9 million of general and administrative expenses that the General Partner believes will be incurred by the Partnership as a result of its being a separate public entity.

(2) Net income per Unit is computed by dividing the limited partners' 98% interest in net income by the number of Common and Subordinated Units expected to be outstanding at the closing of this offering.

(3) EBITDA means earnings before interest expense, income taxes, depreciation and amortization. EBITDA provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution and is presented solely as a supplemental measure. EBITDA is not a measurement presented in accordance with GAAP and is not intended to be used in lieu of GAAP presentations of results of operations and cash provided by operating activities. The Partnership's EBITDA may not be comparable to EBITDA of other entities as other entities may not calculate EBITDA in the same manner as the Partnership.

(4) Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets or extend their useful lives. Capital expenditures made to expand the Partnership's existing capacity, whether through construction or acquisition, are not considered maintenance capital expenditures. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand operating capacity are charged to expense as incurred.

(5) Represents crude oil deliveries on the All American Pipeline for the account of third parties.

(6) Represents crude oil deliveries on the All American Pipeline and the SJV Gathering System for the account of affiliated entities.

(7) Represents barrels of crude oil purchased at the wellhead, including volumes which would have been purchased under the Marketing Agreement.

(8) Represents barrels of crude oil purchased at collection points, terminals and pipelines.

(9) Represents total crude oil barrels delivered from the Cushing Terminal and the Ingleside Terminal.

               SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

  The financial information below for Wingfoot for the years ended December 31, 1993 and 1994 and as of December 31, 1993, 1994 and 1995 is derived from the unaudited consolidated financial statements of Wingfoot. The financial information below for Wingfoot for the years ended December 31, 1995, 1996, and 1997 and as of December 31, 1996 and 1997 is derived from the audited consolidated financial statements of Wingfoot. The financial information below for Plains Midstream Subsidiaries as of and for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 is derived from the audited combined financial statements of the Plains Midstream Subsidiaries. The operating data for all periods presented is derived from the records of Wingfoot and the Plains Midstream Subsidiaries. Commencing July 30, 1998 (the date of the acquisition of the All American Pipeline and the SJV Gathering System from Goodyear), the results of operations of the All American Pipeline and the SJV Gathering System are included in the results of operations of the Plains Midstream Subsidiaries. In the Partnership's opinion, each of the unaudited financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of the unaudited periods. The Selected Historical Financial and Operating Data below should be read in conjunction with the financial statements of Wingfoot and the Plains Midstream Subsidiaries, included elsewhere in this Prospectus, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         WINGFOOT
                          -----------------------------------------------------------------------------------
                                                                                           SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                                JUNE 30,
                          -----------------------------------------------------------     -------------------
                             1993        1994        1995       1996          1997          1997       1998
                          ----------  ----------  ----------  ---------     ---------     ---------  --------
                                         (IN THOUSANDS, EXCEPT FOR OPERATING DATA)
INCOME STATEMENT DATA:
 Revenues...............  $  699,124  $  664,835  $  619,277  $ 929,299     $ 992,318     $ 541,698  $374,654
 Cost of sales and
  operations............     661,275     610,570     517,803    826,041       923,152       503,085   344,538
                          ----------  ----------  ----------  ---------     ---------     ---------  --------
 Gross margin...........      37,849      54,265     101,474    103,258        69,166        38,613    30,116
 General and
  administrative
  expenses..............       6,690       4,285       4,834      2,961         2,767         1,603     1,053
 Depreciation and
  amortization..........      43,596      38,744      39,276    894,638(1)     80,463(2)      8,145     6,808
 Loss on sale of
  pipeline assets.......          --       2,544       5,000         --            --            --        --
                          ----------  ----------  ----------  ---------     ---------     ---------  --------
 Operating income
  (loss)................     (12,437)      8,692      52,364   (794,341)(1)   (14,064)(2)    28,865    22,255
 Interest expense.......      52,634      45,765      50,869     49,000        52,745        25,112    21,929
 Other expense..........         112          --          --         --            --            --        --
                          ----------  ----------  ----------  ---------     ---------     ---------  --------
 Net income (loss)
  before income taxes...     (65,183)    (37,073)      1,495   (843,341)(1)   (66,809)(2)     3,753       326
 Charge (benefit) in
  lieu of income taxes..      (3,678)     (1,837)       (324)     4,227           276           572        84
                          ----------  ----------  ----------  ---------     ---------     ---------  --------
 Net income (loss)......  $  (61,505) $  (35,236) $    1,819  $(847,568)(1) $ (67,085)(2) $   3,181  $    242
                          ==========  ==========  ==========  =========     =========     =========  ========
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital
  (deficit)(3)..........  $   (1,676) $   12,412  $    5,976  $  (3,796)    $   7,369     $  (7,987) $ 36,607(4)
 Total assets...........   1,513,087   1,457,681   1,366,965    508,980       472,526       513,512   487,848
 Related party debt:
  Short-term............     356,441     146,975      67,752     86,863       136,560        99,012        --
  Long-term.............     575,000     748,400     748,400    705,243       705,243       705,243        --(5)
 Stockholder's equity
  (deficit).............     479,462     468,107     469,925   (381,524)(1)  (448,609)(2)  (378,343)  417,764(4)(5)
OTHER DATA:
 EBITDA(6)..............  $   31,047  $   49,980  $   96,640  $ 100,297     $  66,399     $  37,010  $ 29,063
 Cash flows from
  operating activities..     (21,255)     57,544      50,231     58,372         3,739       (31,887)  (56,785)
 Cash flows from
  investing activities..      (5,626)     10,563      28,866     (6,728)      (50,941)       (4,474)   (1,618)
 Cash flows from
  financing activities..      27,527     (60,347)    (84,060)   (51,024)       45,858        35,417    58,449
 Maintenance capital
  expenditures(7).......       4,767       6,501       4,600      3,783           755           120       547
OPERATING DATA:
 Volumes (barrels per
  day):
  Tariff(8).............     167,200     164,200     207,300    180,900       164,600       181,600   143,000
  Margin(9).............      17,300      21,300       9,800     26,300        30,500        25,100    35,400
                          ----------  ----------  ----------  ---------     ---------     ---------  --------
   Total pipeline.......     184,500     185,500     217,100    207,200       195,100       206,700   178,400
                          ==========  ==========  ==========  =========     =========     =========  ========

--------
(1) Includes an $851.9 million impairment charge to reduce the carrying value of the All American Pipeline in accordance with the FASB Statement of Financial Accounting Standards No. 121 ("SFAS 121"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Wingfoot--Results of Operations."

(2) Includes a $64.2 million non-cash impairment charge determined using the discounted before-tax expected future cash flows to Wingfoot from the All American Pipeline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Wingfoot--Results of Operations."

(3) Excludes related party debt.

(4) Working capital includes a $26.3 million receivable from an affiliate of Goodyear. In July 1998, the affiliate of Goodyear repaid such amount to Wingfoot and Wingfoot concurrently paid a distribution of $25.1 million to Goodyear.

(5) Includes Goodyear capital contributions of approximately $866.1 million made in June 1998 in anticipation of the sale of Wingfoot to the General Partner. Such amounts were used to repay related party debt owed by Wingfoot to Goodyear.

(6) EBITDA means earnings before interest expense, income taxes, depreciation and amortization. EBITDA is not a measurement presented in accordance with GAAP and is not intended to be used in lieu of GAAP presentations of results of operations and cash provided by operating activities. Wingfoot's EBITDA may not be comparable to EBITDA of other entities as other entities may not calculate EBITDA in the same manner. EBITDA for 1994 and 1995 excludes loss on sale of pipeline assets of $2.5 million and $5.0 million, respectively.

(7) Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets or extend their useful lives. Capital expenditures made to expand existing capacity, whether through construction or acquisition, are not considered maintenance capital expenditures. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand the operating capacity are charged to expense as incurred.
(8) Represents crude oil deliveries on the All American Pipeline for the account of third parties.
(9) Represents crude oil deliveries on the All American Pipeline and the SJV Gathering System for the account of affiliated entities.

                                          PLAINS MIDSTREAM SUBSIDIARIES
                          --------------------------------------------------------------------------
                                                                               NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                          ------------------------------------------------     ---------------------
                            1993      1994      1995      1996      1997         1997       1998(1)
                          --------  --------  --------  --------  --------     --------     --------
                                    (IN THOUSANDS, EXCEPT FOR OPERATING DATA)
INCOME STATEMENT DATA:
 Revenues...............  $130,058  $199,239  $339,825  $531,698  $752,522     $536,332     $755,653
 Cost of sales and
  operations............   126,262   193,050   333,459   522,167   740,042      527,477      732,539
                          --------  --------  --------  --------  --------     --------     --------
 Gross margin...........     3,796     6,189     6,366     9,531    12,480        8,855       23,114
 General and
  administrative
  expenses..............     2,027     2,376     2,415     2,974     3,529        2,617        3,561
 Depreciation and
  amortization..........       416       906       944     1,140     1,165          873        2,605
                          --------  --------  --------  --------  --------     --------     --------
 Operating income
  (loss)................     1,353     2,907     3,007     5,417     7,786        5,365       16,948
 Interest expense.......       873     3,550     3,460     3,559     4,516        2,817        7,202
 Other income...........        38       115       115        90       138          105          647
                          --------  --------  --------  --------  --------     --------     --------
 Net income (loss)
  before income taxes...       518      (528)     (338)    1,948     3,408        2,653       10,393
 Provision (benefit) in
  lieu of income taxes..       182      (151)      (93)      726     1,268          951        3,881
                          --------  --------  --------  --------  --------     --------     --------
 Net income (loss)......  $    336  $   (377) $   (245) $  1,222  $  2,140     $  1,702     $  6,512
                          ========  ========  ========  ========  ========     ========     ========
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital
  (deficit)(2)..........  $   (617) $  4,734  $  9,579  $ 12,087  $ 10,962     $ 21,361     $ 17,502
 Total assets...........    56,985    62,847    82,076   122,557   149,619      151,779      581,568
 Intercompany debt:
  Short-term............        --        --     6,524     9,501     8,945        8,674       11,739
  Long-term.............    29,558    35,854    32,095    31,811    28,531       39,070       29,681
 Total debt(2)..........     9,638        --        --        --    18,000       25,000       11,500
 Combined equity........     2,335     2,858     2,613     3,835     5,975        5,538      122,630
OTHER DATA:
 EBITDA(3)..............  $  1,807  $  3,928  $  4,066  $  6,647  $  9,089     $  6,343     $ 20,200
 Cash flows from
  operating activities..    (7,398)    4,763    (5,800)      733   (12,869)(4)  (31,277)(4)   23,430 (4)
 Cash flows from
  investing activities..   (22,043)     (485)     (721)   (3,285)   (1,854)        (553)    (412,171)
 Cash flows from
  financing activities..    28,883    (4,723)    6,457     2,759    14,321 (4)   31,432 (4)  398,725 (4)
 Maintenance capital
  expenditures(5).......       186       274       571     1,063       678          623          852
OPERATING DATA:
 Volumes (barrels per
  day):
  Lease gathering(6)....    18,800    29,600    45,900    58,500    71,400       69,800       84,800
  Bulk purchases(7).....        --        --    10,200    31,700    48,500       45,900       93,800
  Terminal throughput(8)     6,000    28,900    42,500    59,800    76,700       77,700       79,000
  Tariff(9).............        --        --        --        --        --           --      117,000
  Margin(10)............        --        --        --        --        --           --       42,000

--------

(1) Includes the historical operating results of the All American Pipeline and the SJV Gathering System since July 30, 1998 (the date of acquisition from Goodyear).

(2)  Excludes intercompany debt.

(3) EBITDA means earnings before interest expense, income taxes, depreciation and amortization. EBITDA is not a measurement presented in accordance with GAAP and is not intended to be used in lieu of GAAP presentations of results of operations and cash provided by operating activities. The Plains Midstream Subsidiaries' EBITDA may not be comparable to EBITDA of other entities as other entities may not calculate EBITDA in the same manner.

(4) Includes purchases of crude oil inventory, primarily acquired as a result of arbitrage opportunities existing from a contango market. The cost of such inventory was financed through borrowings under a letter of credit facility. Increases in inventory result in a use of cash flow from operating activities, whereas borrowings to finance the purchase of such inventory result in a source of cash flow from financing activities.

(5) Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets or extend their useful lives. Capital expenditures made to expand capacity, whether through construction or acquisition, are not considered maintenance capital expenditures. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand the operating capacity are charged to expense as incurred.

(6) Represents barrels of crude oil purchased at the wellhead from non-affiliated third parties.

(7) Represents barrels of crude oil purchased at collection points, terminals and pipelines.

(8) Represents total crude oil barrels delivered from the Cushing Terminal and the Ingleside Terminal.


(9) Represents crude oil deliveries on the All American Pipeline for the account of third parties since July 30, 1998.

(10) Represents crude oil deliveries on the All American Pipeline and the SJV Gathering System for the account of affiliated entities since July 30, 1998 (the date of acquisition from Goodyear).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations for the Partnership and its predecessor entities should be read in conjunction with the historical and pro forma consolidated financial statements and notes thereto included elsewhere in this Prospectus. For more detailed information regarding the basis of presentation for the following financial information, see the notes to the pro forma and historical financial statements.

GENERAL

  The Partnership is a limited partnership recently formed to acquire and operate the midstream crude oil business and assets of Plains Resources. The Partnership is engaged in interstate and intrastate crude oil pipeline transportation and crude oil terminalling and storage activities and gathering and marketing activities. The Partnership's operations are primarily concentrated in California, Texas, Oklahoma, Louisiana and the Gulf of Mexico. The historical results of operations discussed below are derived from the historical financial statements of Wingfoot and the Plains Midstream Subsidiaries included elsewhere herein.

  Pipeline Operations. The activities from pipeline operations generally consist of transporting third-party volumes of crude oil for a tariff ("Tariff Activities") and merchant activities designed to capture price differentials between the cost to purchase and transport crude oil to a sales point and the price received for such crude oil at the sales point ("Margin Activities"). Tariffs on the All American Pipeline vary by receipt point and delivery point. Tariffs for Outer Continental Shelf ("OCS") crude oil delivered to California markets currently average $1.40 per barrel and tariffs for OCS volumes delivered to West Texas currently average $2.96 per barrel. Tariffs for San Joaquin Valley crude oil delivered to West Texas currently average $1.25 per barrel. The gross margin generated by Tariff Activities depends on the volumes transported on the pipeline and the level of the tariff charged, as well as the fixed and variable costs of operating the pipeline. As is common with most merchant activities, the ability of the Partnership to generate a profit on Margin Activities is not tied to the absolute level of crude oil prices but is generated by the difference between the price paid and other costs incurred in the purchase of crude oil and the price at which it sells crude oil. The Partnership is well positioned to take advantage of these price differentials due to its ability to move purchased volumes on the All American Pipeline. The Partnership combines reporting of gross margin for Tariff Activities and Margin Activities due to the sharing of fixed costs between the two activities.

  Terminalling and Storage Activities and Gathering and Marketing
Activities. Gross margin from terminalling and storage activities is dependent on the throughput volume of crude oil stored and the level of fees generated at the Cushing Terminal. Gross margin from the Partnership's gathering and marketing activities is dependent on the Partnership's ability to sell crude oil at a price in excess of the cost. These operations are not directly affected by the absolute level of crude oil prices, but are affected by overall levels of supply and demand for crude oil.

  During periods when the demand for crude oil is weak (as has been the case in 1998 and late 1997), the market for crude oil is often in contango, meaning that the price of crude oil in a given month is less than the price of crude oil in a subsequent month. A contango market has a generally negative impact on marketing margins, but is favorable to the storage business, because storage owners at major trading locations (such as the Cushing Interchange) can simultaneously purchase production at low current prices for storage and sell at higher prices for future delivery. When there is a higher demand than supply of crude oil in the near term, the market is backward, meaning that the price of crude oil in a given month exceeds the price of crude oil in a subsequent month. A backward market has a positive impact on marketing margins because crude oil gatherers can continue to purchase crude oil from producers at a fixed premium to posted prices while selling crude oil at a higher premium to such prices. The Partnership believes that the combination of its terminalling and storage activities and gathering and marketing activities provides a counter-cyclical balance which has a stabilizing effect on the Partnership's cash flow.

  As the Partnership purchases crude oil, it establishes a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX. Through these transactions, the Partnership seeks to maintain a position that is substantially balanced between crude oil purchases and sales and future delivery obligations. The Partnership purchases crude oil on both a fixed and floating price basis. As fixed price barrels are purchased, the Partnership enters into sales arrangements with refiners, trade partners or on the NYMEX, which establishes a margin and protects it against future price fluctuations. When floating price barrels are purchased, the Partnership matches those contracts with similar type sales agreements with its customers, or likewise establishes a hedge position using the NYMEX futures market. From time to time, the Partnership will enter into arrangements which will expose it to basis risk. Basis risk occurs when crude oil is purchased based on a crude oil specification and location which is different from the countervailing sales arrangement. The Partnership's policy is only to purchase crude oil for which it has a market and to structure its sales contracts so that crude oil price fluctuations do not materially affect the gross margin which it receives. The Partnership does not acquire and hold crude oil futures contracts or other derivative products for the purpose of speculating on crude oil price changes that might expose the Partnership to indeterminable losses.

                             THE PARTNERSHIP

ANALYSIS OF PRO FORMA RESULTS OF OPERATIONS

  The pro forma consolidated financial statements of the Partnership reflect the historical operating results of Wingfoot (which reflect the historical operating results of the All American Pipeline and the SJV Gathering System) and the Plains Midstream Subsidiaries (which reflect the historical operating results of the Plains Midstream Subsidiaries' terminalling and storage activities and gathering and marketing activities) as adjusted for the Transactions. See "Plains All American Pipeline, L.P. Pro Forma Consolidated Financial Statements" for a discussion of the assumptions used in preparing the pro forma financial information. The following analysis compares the pro forma results of the Partnership for the nine months ended September 30, 1998 and 1997. Income taxes were eliminated from the pro forma consolidated results, as income taxes will be borne by the partners and not the Partnership.

 Nine Months Ended September 30, 1998 and 1997

  For the nine months ended September 30, 1998, the Partnership reported net income of $35.7 million on total revenue of $1.2 billion compared to net income for the nine months ended September 30, 1997 of $43.4 million on total revenue of $1.3 billion. The Partnership reported gross margin (revenues less direct expenses of purchases, transportation, terminalling and storage and other operating and maintenance expenses) of $58.6 million for the nine months ended September 30, 1998, reflecting a 12% decrease from the $66.5 million reported for the same period in 1997. Gross profit (gross margin less general and administrative expense) decreased 13% to $53.8 million for the nine months ended September 30, 1998 as compared to $61.9 million for the same period in 1997.

  The following table sets forth certain operating information of the Partnership for the periods presented.

                                     NINE MONTHS
                                        ENDED
                                    SEPTEMBER 30,
                                   ----------------
                                    1997     1998
                                   -------  -------
                                   (IN THOUSANDS)
      Operating Results:
       Gross margin:
        Pipeline transportation
         service.................  $56,475  $42,236
        Terminalling and storage
         and gathering and
         marketing...............   10,055   16,350
                                   -------  -------
         Total...................   66,530   58,586
       General and administrative
        expense..................   (4,628)  (4,765)
                                   -------  -------
       Gross profit..............  $61,902  $53,821
                                   =======  =======
      Average Daily Volumes
       (barrels):
       Pipeline Tariff
        Activities...............      174      136
       Pipeline Margin
        Activities...............       27       38
                                   -------  -------
         Total...................      201      174
                                   =======  =======
       Lease gathering...........       92      109
       Bulk purchases............       46       94
       Terminal throughput.......       78       79

  Pipeline Operations. Tariff revenues were $48.0 million for the nine months ended September 30, 1998, a 29% decline from the $67.4 million reported for the same period in 1997. This decrease in tariff revenues resulted primarily from a 20% decrease in tariff transport volumes from 88,000 barrels per day for the nine months ended September 30, 1997 to 70,000 barrels per day for the same period in 1998 due to a decline in average daily production from the Santa Ynez field. Exxon is currently making certain facility modifications to the Santa Ynez field that should result in increased production from this field by the end of 1998. Accordingly, the Partnership believes that average production from the Santa Ynez field for 1999 will equal or exceed the average daily volumes received during the first nine months of 1998, although there can be no assurances in that regard. Most of the production loss from the Santa Ynez field was of volumes that had been previously transported to West Texas at an average tariff of $2.83 per barrel. Volumes related to Margin Activities increased by 37% to an average of approximately 38,000 barrels per day. The margin between revenue and direct cost of crude purchased increased from $12.8 million for the nine months ended September 30, 1997 to $13.2 million for the same period in 1998.

  The following table sets forth All American Pipeline average deliveries per day within and outside California for the periods presented.

                                                                     NINE MONTHS
                                                                        ENDED
                                                                      SEPTEMBER
                                                                         30,
                                                                     -----------
                                                                     1997  1998
                                                                     ----- -----
                                                                         (IN
                                                                     THOUSANDS)
      Deliveries:
       Average daily volumes (barrels):
        Within California...........................................   128   116
        Outside California..........................................    73    58
                                                                     ----- -----
          Total.....................................................   201   174
                                                                     ===== =====

  Terminalling and Storage Activities and Gathering and Marketing Activities. The Partnership reported gross margin of $16.4 million from its terminalling and storage activities and gathering and marketing activities for the nine months ended September 30, 1998, reflecting a 63% increase over the $10.1 million reported for the same period in 1997. Net of interest expense associated with contango inventory transactions, gross margin and gross profit for the nine months ended September 30, 1998 were $15.7 million and $12.2 million, respectively, representing increases of approximately 66% and 77% over the 1997 amounts. The increase in gross margin was primarily attributable to an increase in the volumes gathered and marketed, principally in West Texas, Louisiana and the Gulf of Mexico of approximately 18% to 109,000 barrels per day for the nine months ended September 30, 1998 from 92,000 barrels per day during the same period in 1997. The balance of the increase in gross margin was a result of an increase in bulk purchases and profits created by arbitrage opportunities associated with a contango market.

  Expenses. Operations and maintenance expenses included in cost of sales and operations (generally property taxes, electricity, fuel, labor, repairs and certain other expenses) decreased to $19.8 million for the nine months ended September 30, 1998 from $24.1 million for the comparable period in 1997. This decrease was a function both of variable costs that decline with reduced transportation volumes and average miles transported per barrel. Operations and maintenance expenses are included in the determination of gross margin. General and administrative expenses increased approximately $0.2 million to $4.8 million for the nine months ended September 30, 1998 compared to $4.6 million for the same period in 1997. Such increase was primarily related to additional personnel hired to further expand marketing activities. Depreciation and amortization expense was $8.1 million for the nine months ended September 30, 1998 compared to $7.9 million for the 1997 comparative period. The increase is due primarily to the addition of trucking equipment. Interest expense was $10.7 million for the nine month periods ended September 30, 1998 and 1997.

CAPITAL RESOURCES, LIQUIDITY AND FINANCIAL CONDITION

  Letter of Credit Facility. The Partnership's merchant activities involve the purchase of crude oil for resale and require significant extensions of credit by the Partnership's suppliers of crude oil. In order to assure the Partnership's ability to perform its obligations under crude oil purchase agreements, various credit arrangements are negotiated with the Partnership's crude oil suppliers. Such arrangements include open lines of credit directly with the Partnership and standby letters of credit issued under the Letter of Credit Facility discussed below. The following is a summary of the anticipated terms of the Letter of Credit Facility. This summary is qualified in its entirety by reference to the Letter of Credit Facility, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  In connection with the Transactions, the Operating Partnership will enter into a $175 million secured letter of credit and borrowing facility with BankBoston, N.A. ("BankBoston"), ING (U.S.) Capital Corporation ("ING Baring") and certain other lenders (the "Letter of Credit Facility"), which replaces the existing facility for the benefit of one of the Plains Midstream Subsidiaries. The purpose of the Letter of Credit Facility is to provide (i) standby letters of credit to support the purchase and exchange of crude oil for resale and (ii) borrowings to finance crude oil inventory which has been hedged against future price risk or has been designated as working inventory. The Letter of Credit Facility will be secured by a lien on substantially all of the assets of the Partnership. In addition, the Operating Partnership's obligations under the Letter of Credit Facility will be guaranteed by the Partnership. Aggregate availability under the Letter of Credit Facility for direct borrowings and letters of credit will be limited to a borrowing base which will be determined monthly based on certain current assets and current liabilities of the Operating Partnership, primarily crude oil inventory and accounts receivable and accounts payable related to the purchase and sale of crude oil. At October 31, 1998, the borrowing base under the existing letter of credit facility was $175.0 million.

  The Letter of Credit Facility will have a $40 million sublimit for borrowings to finance crude oil purchased in connection with operations at the Partnership's crude oil terminal and storage facilities. All purchases of crude oil inventory financed will be required to be hedged against future price risk on terms acceptable to the lenders.

  Letters of credit under the Letter of Credit Facility will generally be issued for up to 70 day periods. Borrowings will bear interest at the Operating Partnership's option at either (i) the Base Rate (as defined) or
(ii) reserve-adjusted LIBOR plus the applicable margin. The Operating Partnership will incur a commitment fee on the unused portion of the borrowing sublimit under the Letter of Credit Facility and an issuance fee for each letter of credit issued. The Letter of Credit Facility will expire July 31, 2001.

  Bank Credit Agreement. In connection with the Transactions, the Operating Partnership will enter into the Bank Credit Agreement with ING Baring, BankBoston and certain other lenders. The following is a summary of the anticipated terms of the Bank Credit Agreement. This summary is qualified in its entirety by reference to the Bank Credit Agreement, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  The Bank Credit Agreement will refinance the General Partner's existing bank facility and will consist of the $175 million Term Loan Facility and the $50 million Revolving Credit Facility. The $50 million Revolving Credit Facility will be used for capital improvements and working capital and general business purposes and will contain a $10 million sublimit for letters of credit issued for general corporate purposes. The Bank Credit Agreement will be secured by a lien on substantially all of the assets of the Partnership. The Operating Partnership's obligations under the Bank Credit Agreement will be guaranteed by the Partnership.

  The Term Loan Facility will bear interest at the Operating Partnership's option at either (i) the Base Rate, as defined, or (ii) reserve-adjusted LIBOR plus an applicable margin. Borrowings under the Revolving Credit Facility will bear interest at the Operating Partnership's option at either (i) the Base Rate, as defined, or (ii) reserve-adjusted LIBOR plus an applicable margin. The Operating Partnership will incur a commitment fee on the unused portion of the Revolving Credit Facility and, with respect to each issued letter of credit, an issuance fee.

  At closing, the Operating Partnership will have $175 million outstanding under the Term Loan Facility, which amount represents indebtedness assumed from the General Partner. The Operating Partnership will assume a series of 10-year interest rate swaps aggregating approximately $175 million which fixes the LIBOR portion of the interest rate (not including the applicable margin) at a weighted average rate of approximately 5.96%. The Term Loan Facility will mature in seven years, and no principal will be scheduled for payment prior to maturity. The Term Loan Facility may be prepaid at any time without penalty. The Revolving Credit Facility will expire in two years. All borrowings for working capital purposes outstanding under the Revolving Credit Facility must be reduced to no more than $8 million for at least 15 consecutive days during each fiscal year. On the date of the closing of this offering there will be no amounts outstanding under the Revolving Credit Facility.

  Both the Letter of Credit Facility and the Bank Credit Agreements are expected to contain a prohibition on distributions on, or purchases or redemptions of, Units if any Default or Event of Default (as defined) is continuing. In addition, both facilities will contain various covenants limiting the ability of the Partnership and the Operating Partnership to (i) incur indebtedness, (ii) grant certain liens, (iii) sell assets in excess of certain limitations, (iv) engage in transactions with affiliates, (v) make investments, (vi) enter into hedging contracts and (vii) enter into a merger, consolidation or sale of its assets. In addition, the terms of the Letter of Credit Facility and the Bank Credit Agreement will require the Partnership to maintain (i) a Current Ratio (as defined) of 1.0 to 1.0; (ii) a Debt Coverage Ratio (as defined) which is not greater than 5.0 to 1.0; (iii) an Interest Coverage Ratio (as defined) which is not less than 3.0 to 1.0; (iv) a Fixed Charge Coverage Ratio (as defined) which is not less than 1.25 to 1.0; and (v) a Debt to Capital Ratio (as defined) of not greater than .60 to 1.0.

 Commitments

  Historically, capital expenditures for the Partnership have not been significant. Due to the relatively recent construction of the All American Pipeline, the SJV Gathering System and the Cushing Terminal, material maintenance capital expenditures have not been required, and the majority of capital expenditures have been associated with expansion opportunities. While the actual level of maintenance capital expenditures will vary from year to year, the Partnership expects such expenditures to average approximately $2 million to $4 million annually for the next several years. It is anticipated that such maintenance capital expenditures will be funded from cash flow generated by operating activities.

  The Partnership has entered into a turnkey contract to construct an additional one million barrels of tankage at the Cushing Terminal, expanding its existing tank capacity by 50% to three million barrels. Construction of the expansion project began in September 1998 and is expected to be completed in mid-1999 at a total cost of approximately $10 million. It is anticipated that expenditures for the expansion will be funded from borrowings under the Revolving Credit Facility. To date, the Partnership has no material commitments to fund additional capital expenditures.

YEAR 2000

  Year 2000 Issue. Many software applications, hardware and equipment and embedded chip systems identify dates using only the last two digits of the year. These products may be unable to distinguish between dates in the Year 2000 and dates in the year 1900. That inability (referred to as the "Year 2000" issue), if not addressed, could cause applications, equipment or systems to fail or provide incorrect information after December 31, 1999, or when using dates after December 31, 1999. This in turn could have an adverse effect on the Partnership, due to the Partnership's direct dependence on its own applications, equipment and systems and indirect dependence on those of other entities with which the Partnership must interact.

  Compliance Program. In order to address the Year 2000 issue, the Partnership is participating in the Year 2000 project which Plains Resources has implemented for all of its business units. A project team has been established to coordinate the five phases of this Year 2000 project to assure that key automated systems and related processes will remain functional through year 2000. Those phases include: (i) awareness, (ii) assessment, (iii) remediation,
(iv) testing and (v) implementation of the necessary modifications. The key automated systems consist of (a) financial systems applications, (b) hardware and equipment, (c) embedded chip systems and (d) third-party developed software. The evaluation of the Year 2000 issue includes the evaluation of the Year 2000 exposure of third parties material to the operations of Plains Resources or any of its business units (including the Partnership). Plains retained a Year 2000 consulting firm to review the operations of all of its business units and to assess the impact of the Year 2000 issue on such operations. Such review has been completed and the consultant's recommendations are being utilized in the Year 2000 project.

  Partnership's State of Readiness. The awareness phase of the Year 2000 project has begun with a corporate-wide awareness program which will continue to be updated throughout the life of the project. The portion of the assessment phase related to financial systems applications has been substantially completed and the necessary modifications and conversions are underway. The portion of the assessment phase which will determine the nature and impact of the Year 2000 issue for hardware and equipment, embedded chip systems, and third-party developed software is continuing. The assessment phase of the project involves, among other things, efforts to obtain representations and assurances from third parties, including third party vendors, that their hardware and equipment, embedded chip systems, and software being used by or impacting Plains Resources or any of its business units (including the Partnership) are or will be modified to be Year 2000 compliant. To date, the responses from such third parties are inconclusive. As a result, management cannot predict the potential consequences if these or other third parties are not Year 2000 compliant. The exposure associated with the Partnership's interaction with third parties is currently being evaluated.

  Management expects that the remediation, testing and implementation phases will be substantially completed by mid-1999.

  Costs to Address Year 2000 Compliance Issues. While the total cost to the Partnership of the Year 2000 project is still being evaluated, management currently estimates that the costs to be incurred by the Partnership in the remainder of 1998, 1999 and 2000 associated with assessing, testing, modifying or replacing financial system applications, hardware and equipment, embedded chip systems, and third party developed software is between $100,000 and $150,000. The Partnership expects to fund these expenditures with cash from operations or borrowings. To date, the Partnership has expended approximately $230,000.

  Risk of Non-Compliance and Contingency Plans. The major applications which pose the greatest Year 2000 risks for the Partnership if implementation of the Year 2000 compliance program is not successful are the Partnership's financial systems applications and the Partnership's supervisory control and data acquisition ("SCADA") computer system and embedded chip systems in field equipment. The potential problems if the Year 2000 compliance program is not successful are disruptions of the Partnership's revenue gathering from and distribution to its customers and vendors and the inability to perform its other financial and accounting functions. Failures of embedded chip systems in field equipment of the Partnership or its customers could disrupt the Partnership's crude oil transportation, terminalling and storage activities and gathering and marketing activities.

  The goal of the Year 2000 project is to ensure that all of the critical systems and processes which are under the direct control of Plains Resources and its business units remain functional. However, because certain systems and processes may be interrelated with systems outside of the control of Plains Resources and its business units, there can be no assurance that all implementations will be successful. Accordingly, as part of the Year 2000 project, contingency and business plans will be developed to respond to any failures as they may occur. Such contingency and business plans are scheduled to be completed by mid-year 1999. Management does not expect the costs to the Partnership of the Year 2000 project to have a material adverse effect on the Partnership's financial position, results of operations or cash flows. Based on information available at this time, however, the Partnership cannot conclude that any failure of the Partnership or third parties to achieve Year 2000 compliance will not adversely affect the Partnership.

                                 WINGFOOT

RESULTS OF OPERATIONS

 Six Months Ended June 30, 1998 and 1997

  For the six months ended June 30, 1998, Wingfoot reported net income of $0.2 million on total revenue of $374.7 million compared to net income for the six months ended June 30, 1997 of $3.2 million on total revenue of $541.7 million. Wingfoot reported gross margin of $30.1 million for the six months ended June 30, 1998, reflecting a 22% decrease from the $38.6 million reported for the same period in 1997. Gross profit decreased 22% to $29.1 million for the six months ended June 30, 1998 as compared to $37.0 million for the same period in 1997.

  The following table sets forth certain operating information of Wingfoot for the periods presented.

                                                                 SIX MONTHS
                                                               ENDED JUNE 30,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
                                                               (IN THOUSANDS)
      Operating Results:
        Gross margin.......................................... $38,613  $30,116
        General and administrative expense....................  (1,603)  (1,053)
                                                               -------  -------
        Gross profit.......................................... $37,010  $29,063
                                                               =======  =======
      Average Daily Volumes (barrels):
        Tariff Activities.....................................     182      143
        Margin Activities.....................................      25       35
                                                               -------  -------
          Total...............................................     207      178
                                                               =======  =======

  The following table sets forth All American Pipeline average deliveries per day within and outside California for the periods presented.

                                                                 SIX MONTHS
                                                               ENDED JUNE 30,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
                                                               (IN THOUSANDS)
      Deliveries:
       Average daily volumes (barrels):
        Within California.....................................     123      117
        Outside California....................................      84       61
                                                               -------  -------
          Total...............................................     207      178
                                                               =======  =======

  Tariff revenues were $33.9 million for the six months ended June 30, 1998, a 26% decline from the $47.1 million reported for the same period in 1997. This decrease in tariff revenues resulted from a 21% decrease in tariff transport volumes due to a decline in average daily production from the Santa Ynez field. from 89,000 barrels for the six months ended June 30, 1997 to 69,000 barrels for the same period in 1998. Exxon is currently making certain facility modifications to the Santa Ynez field that should result in increased production from this field by the end of 1998. Accordingly, the Partnership believes that average production from the Santa Ynez field for 1999 will approximate the average daily volumes received during the first six months of 1998, although there can be no assurances in that regard. Most of the production loss from the Santa Ynez field was of volumes that had been previously transported to West Texas at an average tariff of $2.83 per barrel. Pipeline volumes related to Margin Activities increased by 40% to an average of approximately 35,000 barrels per day. The margin between revenue and direct cost of crude oil purchased increased from $8.8 million for the six months ended June 30, 1997 to $10.2 million for the same period in 1998.

  Operations and maintenance expenses (including property taxes) decreased to $13.9 million for the six months ended June 30, 1998 from $17.3 million for the comparable period in 1997. This decrease was a function of variable costs that decrease with reduced transportation volumes and average miles transported per barrel. General and administrative expenses decreased from $1.6 million for the six months ended June 30, 1997 to $1.1 million in the current year period. Such decrease was related to a reduction in expenses associated with financial consulting fees. Depreciation and amortization expense was $6.8 million for the six months ended June 30, 1998 compared to $8.1 million reported for the same period of 1997. The reduction in depreciation and amortization expense was largely the result of the $64.2 million impairment charge taken at the end of 1997. Interest expense was $21.9 million for the six months ended June 30, 1998, approximately 13% below the $25.1 million recorded for the same period of 1997, as a result of the termination of interest charges by Goodyear on May 29, 1998.

  Wingfoot recorded pre-tax income for the six months ended June 30, 1998 and 1997 of $0.3 million and $3.8 million, respectively. Variations between Wingfoot's effective income tax rate and the U.S. federal income tax rate of 35% between the two periods were attributable to state taxes and the valuation allowance recorded to offset net deferred tax assets.

 Three Years Ended December 31, 1997

  Wingfoot reported a net loss of $67.1 million for 1997 on total revenues of $992.3 million compared to a net loss of $847.6 million on total revenues of $929.3 million for 1996 and net income of $1.8 million on total revenues of $619.3 million for 1995. Tariff revenues were $82.1 million in 1997, a 26% decline from the $111.2 million reported in 1996 and a 36% decrease from the $127.8 million recorded in 1995. Wingfoot reported gross margin of $69.2 million for the year ended December 31, 1997, reflecting an approximate 33% decrease from the $103.3 million reported for 1996 and an approximate 32% decrease from 1995. Gross profit totaled $66.4 million for 1997, approximately 34% and 31% below the amounts reported for 1996 and 1995, respectively.

  The following table sets forth certain operating information of Wingfoot for the periods presented.

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                    ---------------------------
                                                      1995      1996     1997
                                                    --------  --------  -------
                                                         (IN THOUSANDS)
Operating Results:
  Gross margin..................................... $101,474  $103,258  $69,166
  General and administrative expense...............   (4,834)   (2,961)  (2,767)
                                                    --------  --------  -------
  Gross profit..................................... $ 96,640  $100,297  $66,399
                                                    ========  ========  =======
Average Daily Volumes (barrels):
  Tariff Activities................................      207       181      165
  Margin Activities................................       10        26       30
                                                    --------  --------  -------
    Total..........................................      217       207      195
                                                    ========  ========  =======

  The following table sets forth All American Pipeline average deliveries per day within and outside California for each of the years in the periods presented.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                  --------------
                                                                  1995 1996 1997
                                                                  ---- ---- ----
                                                                  (IN THOUSANDS)
      Deliveries:
      Average daily volumes (barrels):
        Within California........................................   76   94  127
        Outside California.......................................  141  113   68
                                                                  ---- ---- ----
          Total..................................................  217  207  195
                                                                  ==== ==== ====

  A number of developments over the last three years combined to adversely affect Wingfoot's operating and financial results. Such developments included:

    (i) declines in volumes received from the Santa Ynez and Point Arguello fields from 92,000 and 60,000 average daily barrels in 1995 to 85,000 and 30,000 average daily barrels in 1997;

    (ii) a decline in Alaskan North Slope volumes transported on the All American Pipeline from an average of 26,000 barrels per day in 1995 to 16,000 barrels per day in 1996 and 2,000 barrels per day in 1997 as a result of the mid-1996 repeal of the ban on the export of Alaskan North Slope crude; and

    (iii) a reduction in OCS volumes transported to West Texas on the All American Pipeline from an average of 73,000 barrels per day in 1995 to 52,000 barrels per day in 1996 and 16,000 barrels per day in

  1997 due to overall declines in OCS production volumes, increases in delivery capacity to California refineries as well as modifications to California refineries which allowed those refineries to process more OCS crude oil.

  During 1996, the lower gross margin derived from pipeline Tariff Activities was more than offset by Wingfoot's Margin Activities. During most of 1996, U.S. crude oil inventories were at low levels based on historical averages while refinery demand for prompt month delivery was unusually strong, resulting in a substantial backward market in crude oil prices. Primarily as a result of these favorable market conditions, margin between revenues and direct costs of crude oil purchased was $17 million higher in 1996 as compared to 1995 and $9 million higher in 1996 as compared to 1997.

  Operations and maintenance expense, including property taxes, for 1997 totaled $30.5 million, an 11% decline from 1996's level of $34.3 million and 15% below 1995's level of $35.7 million. Such trend of declining operating and maintenance costs was a function of variable costs that decrease with reduced transportation volumes and average miles transported per barrel and Wingfoot's efforts to reduce its overall cost structure in recognition of the adverse developments affecting its business activities in 1996.

  Total general and administrative expenses were $2.8 million for the year ended December 31, 1997, compared to $3.0 million and $4.8 million for 1996 and 1995, respectively. Such trend of declining general and administrative expenses was related to Wingfoot's efforts to reduce its overall cost structure in recognition of the adverse developments affecting its business activities.

  Depreciation and amortization expense was $80.5 million in 1997, $894.6 million in 1996 and $39.3 million in 1995. Depreciation and amortization expense for 1997 included an approximate $64.2 million impairment charge determined using the discounted before-tax expected future cash flows to Wingfoot from the All American Pipeline. As a result of the adverse industry developments affecting its business activities discussed above Wingfoot's management determined that the future cash flows expected to be generated by the All American Pipeline would be less than its carrying value. In accordance with SFAS 121, Wingfoot reduced the carrying value of the All American Pipeline to its then estimated fair value. Accordingly, depreciation and amortization expense for 1996 includes an $851.9 million impairment charge.

  Interest expense is comprised of interest on $705.2 million of long-term loans from Goodyear and its subsidiaries. Such amounts bear interest annually at a variable rate, generally tied to LIBOR and other factors relating to the borrowing capacity of Goodyear and its subsidiaries. Interest expense was $52.7 million in 1997, $49.0 million in 1996 and $50.9 million in 1995.

  Wingfoot recorded pre-tax losses in 1997 and 1996 and recorded $1.5 million in pre-tax income for 1995. Variations between Wingfoot's effective income tax rate and the U.S. federal income tax rate of 35% among each of the three years is attributable to state taxes and the valuation allowance recorded to offset net deferred tax assets.

CREDIT ARRANGEMENTS WITH GOODYEAR

  Wingfoot relied heavily upon Goodyear and its subsidiaries for long-term capital, working capital and credit support. Wingfoot's cash management program utilized zero-balance accounts, which were funded on a daily basis by Goodyear and its subsidiaries. Wingfoot's merchant activities involve the purchase of crude oil for resale and require significant extensions of credit by Wingfoot's suppliers of crude oil. In order to assure Wingfoot's ability to perform its obligations under crude purchase agreements, various credit arrangements were negotiated with Wingfoot's crude suppliers. Such arrangements included open lines of credit directly with Wingfoot, credit extensions by Wingfoot's customers that were guaranteed by Goodyear and standby letters of credit issued under Wingfoot's letter of credit facility.

  On April 25, 1994, Wingfoot entered into a term loan with Goodyear and its subsidiaries under which Wingfoot was permitted to borrow up to $825.0 million. Interest on the loan accrued at a variable rate, generally tied to LIBOR and other factors relating to the borrowing capacity of Goodyear and its subsidiaries. At December 31, 1997 and 1996, Wingfoot had $705.2 million outstanding under this facility. The facility provided for annual mandatory principal payments of $100.0 million beginning April 30, 1999, $100.0 million in 2000, $125.0 million in 2001, $150.0 million in 2002, $150.0 million in 2003 and $80.2 million in 2004.

  In addition, in 1994 Wingfoot entered into a credit arrangement with an affiliate of Goodyear under which Wingfoot could borrow up to $250.0 million. The arrangement provided for a 0.1% annual commitment fee on the daily average unused amount of the facility and interest on outstanding balances at a variable rate based on LIBOR. No balances were outstanding at December 31, 1997 and 1996.

  At December 31, 1997 and 1996, Wingfoot had short-term debt of $102.4 million and $56.6 million, respectively, resulting from advances by Goodyear and its subsidiaries to fund working capital. Such advances did not accrue interest and were payable on demand.

  In connection with the acquisition of the All American Pipeline and the SJV Gathering System, Wingfoot committed to repay the outstanding related party debt with Goodyear and its subsidiaries (including all accrued interest) prior to closing. On June 15, 1998, Goodyear made a capital contribution of $866.1 million and a cash payment of $15.5 million for repayments to Wingfoot. Upon receipt of the aggregate $881.6 million, Wingfoot paid Goodyear $865.2 million ($843.3 million for repayment of certain outstanding related party debt and accrued interest at December 31, 1997 and $22.0 million for repayment of related party accrued interest from January 1, 1998 to May 29, 1998) and remitted the remaining $16.4 million to Goodyear for payment of certain other liabilities to be assumed by Goodyear following the sale of the All American Pipeline and SJV Gathering System to the General Partner.

  At December 31, 1997 and 1996, Wingfoot had a short-term uncommitted credit arrangement totaling $3.0 million and $1.5 million, respectively, of which $2.9 million and $1.2 million, respectively was unused. This arrangement provided for interest at LIBOR plus 0.75%. There were no commitment fees or compensating balances associated with this arrangement.

                      PLAINS MIDSTREAM SUBSIDIARIES

RESULTS OF OPERATIONS

 Nine Months Ended September 30, 1998 and 1997

  For the nine months ended September 30, 1998, the Plains Midstream Subsidiaries reported net income of $6.5 million on total revenue of $755.7 million compared to net income for the same period of 1997 of $1.7 million on total revenue of $536.3 million. Results for the nine months ended September 30, 1998 include activities of the All American Pipeline and SJV Gathering System since July 30, 1998 (the date of acquisition from Goodyear).

  The following table sets forth certain operating information of the Plains Midstream Subsidiaries for the periods presented.

                                                                NINE MONTHS
                                                              ENDED SEPTEMBER
                                                                    30,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
                                                              (IN THOUSANDS)
      Operating Results:
        Gross margin:
         Pipeline transportation service..................... $    --  $ 8,110
         Terminalling and storage and gathering and
          marketing..........................................   8,855   15,004
                                                              -------  -------
          Total..............................................   8,855   23,114
        General and administrative expense...................  (2,617)  (3,561)
                                                              -------  -------
        Gross profit......................................... $ 6,238  $19,553
                                                              =======  =======
      Average Daily Volumes (barrels):
        Pipeline Tariff Activities...........................      --      117
        Pipeline Margin Activities...........................      --       42
                                                              -------  -------
          Total..............................................      --      159
                                                              =======  =======
        Lease gathering......................................      70       85
        Bulk purchases.......................................      46       94
        Terminal throughput..................................      78       79

  The Plains Midstream Subsidiaries reported gross margin of $23.1 million for the nine months ended September 30, 1998, reflecting a 161% increase over the $8.9 million reported for the same period in 1997. Net of interest expense associated with contango inventory transactions, gross margin and gross profit for the nine months ended September 30, 1998 were $22.5 million and $18.9 million, respectively, representing increases of approximately 171% and 234% over the 1997 amounts.

  Pipeline Operations. As noted above, the results of operations of the Plains Midstream Subsidiaries include approximately two months of operations of the All American Pipeline and the SJV Gathering System which were acquired effective July 30, 1998. Tariff revenues for this period were $9.5 million and are primarily attributable to transport volumes from the Santa Ynez field (approximately 68,000 barrels per day) and the Point Arguello field (approximately 22,900 barrels per day). The margin between revenue and direct cost of crude purchased was approximately $2.6 million. Operations and maintenance expenses were $4.0 million.

  The following table sets forth All American Pipeline average deliveries per day within and outside California since July 30, 1998.

      Deliveries:
        Average daily volumes (thousand barrels):
         Within California.................................................. 113
         Outside California.................................................  46
                                                                             ---
            Total........................................................... 159
                                                                             ===

  Terminalling and Storage Activities and Gathering and Marketing Activities. Gross margin from terminalling and storage and gathering and marketing activities was approximately $15.0 million for the nine months ended September 30, 1998, an increase of 69% over gross margin from these activities during the 1997 period. Net of interest associated with contango inventory transactions, gross margin increased by 74% to $14.4 million during the first nine months of 1998 compared to $8.3 million during the first nine months of 1997. The increase in gross margin was primarily attributable to an increase in the volumes gathered and marketed in West Texas, Louisiana and the Gulf of Mexico of approximately 21% to 85,000 barrels from 70,000 barrels per day during the comparable period in 1997. The balance of the increase in gross margin was a result of an increase in bulk purchases and profits created by arbitrage opportunities associated with a contango market.

  General and administrative expenses increased from $2.6 million for the nine months ended September 30, 1997 to $3.6 million for the same period in 1998 primarily as a result of additional personnel hired to further expand marketing activities as well as general and administrative expenses associated with All American Pipeline and the SJV Gathering System. Depreciation and amortization was $2.6 million for the nine months ended September 30, 1998 as compared to $0.9 million for the first nine months of 1997. The increase is due to the acquisition of the All American Pipeline and the SJV Gathering System. Interest expense was $7.2 million for the nine months ended September 30, 1998, approximately 156% higher than the $2.8 million recorded in the same period of 1997 due to interest associated with the acquisition of the All American Pipeline and the SJV Gathering System.

  The Plains Midstream Subsidiaries are included in the consolidated federal income tax return of Plains Resources. Federal income taxes are calculated as if the Plains Midstream Subsidiaries had filed its return on a separate company basis utilizing a statutory rate of 35%. Such amounts calculated are payable to Plains Resources under the tax sharing agreement between the Plains Midstream Subsidiaries and Plains Resources. For the nine months ended September 30, 1998, the Plains Midstream Subsidiaries recognized a current tax provision of $1.6 million and a deferred tax provision of $2.3 million. For the comparative 1997 period, the Plains Midstream Subsidiaries reported a current tax provision of $0.1 million and a deferred tax provision of $0.9 million. The increase in tax expense is due to the increase in income before taxes between the two periods and an increase in the effective tax rate.

 Three Years Ended December 31, 1997

  For 1997, the Plains Midstream Subsidiaries reported net income of $2.1 million on total revenue of $752.5 million compared to net income for 1996 of $1.2 million on total revenue of $531.7 million. The Plains Midstream Subsidiaries reported a net loss of $0.2 million for 1995 on total revenue of $339.8 million.

  The following table sets forth certain operating information of the Plains Midstream Subsidiaries for the periods presented.

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
      Operating Results:
        Gross margin................................. $ 6,366  $ 9,531  $12,480
        General and administrative expense...........  (2,415)  (2,974)  (3,529)
                                                      -------  -------  -------
        Gross profit................................. $ 3,951  $ 6,557  $ 8,951
                                                      =======  =======  =======
      Average Daily Volumes (barrels):
        Lease gathering..............................      46       59       71
        Bulk purchases...............................      10       32       49
        Terminal throughput..........................      43       59       77

  The Plains Midstream Subsidiaries reported gross margin of $12.5 million for the year ended December 31, 1997, reflecting a 31% increase over the $9.5 million reported for the 1996 period and an approximate 96% increase over 1995. Gross profit totaled $9.0 million for 1997, approximately 37% and 127% over the amounts reported for 1996 and 1995, respectively. Net of interest expense associated with contango inventory transactions, gross margin and gross profit for 1997 were $11.6 million and $8.1 million, respectively, representing increases of approximately 22% and 23% over the 1996 respective amounts. The Plains Midstream Subsidiaries did not have any material contango inventory transactions in 1996 or 1995.

  The increases in revenues and profitability are primarily due to increased lease gathering and bulk purchases in West Texas, Louisiana and the Gulf of Mexico and activities at the Cushing Terminal. Profitability attributable to the Plains Midstream Subsidiaries' terminalling and storage activities is generally counter-cyclical to their crude oil gathering and marketing activities. Terminalling and storage margins were generally stronger in 1997 during a contango market, and marketing margins were stronger in 1996 and 1995 during a predominantly backward market.

  Total general and administrative expenses were $3.5 million for the year ended December 31, 1997, compared to $3.0 million and $2.4 million for 1996 and 1995, respectively. Such increases were primarily attributable to increased personnel as a result of the continued expansion of the Plains Midstream Subsidiaries' terminalling and storage activities and gathering and marketing activities. Depreciation and amortization was $1.2 million in 1997, $1.1 million in 1996 and $0.9 million in 1995. The increase during 1996 and 1997 was attributable to normal additions and retirements of equipment, and the addition of the Ingleside Terminal which was acquired during the first quarter of 1996.

  Interest expense is comprised principally of interest charged to the Plains Midstream Subsidiaries by Plains Resources for amounts borrowed to construct the Cushing Terminal in 1993 and subsequent capital additions, including the Ingleside Terminal. The interest rate on the Cushing Terminal construction loan is 10 1/4%. Interest expense also includes interest incurred in connection with contango inventory transactions of $0.9 million in 1997. Aggregate interest expense was $4.5 million in 1997, $3.6 million in 1996 and $3.5 million in 1995. The increase in 1997 was primarily due to higher short-term borrowings associated with contango crude oil inventory transactions.

  The Plains Midstream Subsidiaries reported a total tax provision of approximately $1.3 million and $0.7 million for 1997 and 1996, respectively and a tax benefit of $0.1 million for 1995. The increase in tax expense is due primarily to the increase in income before taxes. For 1997, approximately $1.1 million of the tax provision was deferred and the remainder was currently payable. In 1995 and 1996, substantially all of the Plains Midstream Subsidiaries' tax provision was deferred.

                                   BUSINESS

GENERAL

  The Partnership was recently formed to acquire and operate the midstream crude oil business and assets of Plains Resources. The Partnership is engaged in interstate and intrastate crude oil pipeline transportation and crude oil terminalling and storage activities and gathering and marketing activities. The Partnership's operations are concentrated in California, Texas, Oklahoma, Louisiana and the Gulf of Mexico.

  The Partnership owns and operates the All American Pipeline, a 1,233-mile seasonally heated, 30-inch, common carrier crude oil pipeline extending from California to West Texas, and the SJV Gathering System, a 45-mile, 16-inch, crude oil gathering system in the San Joaquin Valley of California, both of which it purchased from Goodyear in July 1998 for approximately $400 million. The All American Pipeline is one of the newest interstate crude oil pipelines in the United States, having been constructed by Goodyear between 1985 and 1987 at a cost of approximately $1.6 billion, and is the largest capacity crude oil pipeline connecting California and Texas, with a design capacity of 300,000 barrels per day of heavy crude oil. In West Texas, the All American Pipeline interconnects with other crude oil pipelines that serve the Gulf Coast and the Cushing Interchange, the largest crude oil trading hub in the United States and the designated delivery point for NYMEX crude oil futures contracts.

  Production currently transported on the All American Pipeline originates from the Santa Ynez field operated by Exxon and the Point Arguello field operated by Chevron, both offshore California, and from the San Joaquin Valley. Exxon and Chevron, as well as Texaco and Oryx, which are other working interest owners, are contractually obligated to ship all of their production from these offshore fields on the All American Pipeline through August 2007. The SJV Gathering System is used primarily to transport crude oil from fields in the San Joaquin Valley to the All American Pipeline and to intrastate pipelines owned by third parties. The capacity of the SJV Gathering System is approximately 140,000 barrels per day. In addition to transporting third-party volumes for a tariff, the Partnership is engaged in certain merchant activities designed to capture price differentials between the cost to purchase and transport crude oil to a sales point and the price received for such crude oil at the sales point.

  At the Cushing Interchange, the Partnership owns and operates the Cushing Terminal, a two million barrel, above-ground crude oil terminalling and storage facility that has an estimated daily throughput capacity of approximately 800,000 barrels per day. The Cushing Terminal was completed in 1993, making it the most modern facility in the area, and includes state-of-the-art design features. The Partnership has initiated an expansion project that will add one million barrels of storage capacity at an aggregate cost of approximately $10 million. The expansion project is expected to be completed by mid-1999. Upon completion of the expansion project, management believes the Cushing Terminal will be the third largest facility at the Cushing Interchange (and the largest not owned by a major oil company) with an estimated 12% of that area's storage capacity. The Partnership also owns 586,000 barrels of tank capacity along the SJV Gathering System, 955,000 barrels of tank capacity along the All American Pipeline and 360,000 barrels of tank capacity at the Ingleside Terminal on the Gulf Coast.

  The Partnership's terminalling and storage operations generate revenue from the Cushing Terminal through a combination of storage and throughput fees from
(i) refiners and gatherers seeking to segregate or custom blend crude oil for refining feedstocks, (ii) pipelines, refiners and traders requiring segregated tankage for foreign crude oil, (iii) traders who make or take delivery under NYMEX contracts and (iv) producers seeking to increase their marketing alternatives. The Cushing Terminal and the Partnership's other storage facilities also facilitate the Partnership's merchant activities by enabling the Partnership to buy and store crude oil when the price of crude oil in a given month is less than the price of crude oil in a subsequent month (a "contango" market) and to simultaneously sell crude oil futures contracts for delivery of the crude oil in such subsequent month at the higher futures price, thereby locking in a profit.

  The Partnership's gathering and marketing operations include the purchase of crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities, the transportation of the crude oil on trucks, barges or pipelines, and the subsequent resale or exchange of the crude oil at various points along the crude oil distribution chain. The crude oil distribution chain extends from the wellhead where crude oil moves by truck and gathering systems to terminal and pipeline injection stations and major pipelines and is transported to major crude oil trading locations for ultimate consumption by refineries. In many cases, the Partnership matches supply and demand needs by performing a merchant function--generating gathering and marketing margins by buying crude oil at competitive prices, efficiently transporting or exchanging the crude oil along the distribution chain and marketing the crude oil to refineries or other customers. When there is a higher demand than supply of crude oil in the near term, the price of crude oil in a given month exceeds the price of crude oil in a subsequent month (a "backward" market). A backward market has a positive impact on marketing margins because crude oil gatherers can continue to purchase crude oil from producers at a fixed premium to posted prices while selling crude oil at a higher premium to such prices. Likewise, since a premium is paid for prompt deliveries, storage opportunities are generally not profitable.

  For the year ended December 31, 1997, the Partnership's pro forma gross margin, EBITDA and net loss totaled $84.2 million, $78.2 million and $10.9 million, respectively. Excluding a $64.2 million non-cash impairment charge incurred by Wingfoot in 1997, the Partnership's pro forma net income for 1997 would have been $53.3 million. For the nine months ended September 30, 1998, the Partnership's pro forma gross margin, EBITDA and net income totaled $58.6 million, $54.5 million and $35.7 million, respectively. On a pro forma basis, the All American Pipeline and the SJV Gathering System accounted for approximately 72% of the Partnership's gross margin for the nine-month period ended September 30, 1998, while the terminalling and storage activities and gathering and marketing activities accounted for approximately 28%.

MARKET OVERVIEW

  The Department of Energy segregates the United States into five PADDs to facilitate continued crude oil supply to key refining areas in the event of a national emergency. The oil industry utilizes these districts in reporting statistics regarding crude oil supply and demand. The All American Pipeline serves, directly or through connecting lines, PADD V, which consists of seven western states, including Alaska and Hawaii, PADD II, which consists of 15 states in the Midwest, and PADD III, which consists of six states located in the South, principally bordering the Gulf of Mexico. The table below sets forth supply, demand and shortfall information for each PADD for 1997 and is derived from information published by the Energy Information Administration.

                                                   REFINERY REGIONAL  SUPPLY
       PETROLEUM ADMINISTRATION DEFENSE DISTRICT    DEMAND   SUPPLY  SHORTFALL
       -----------------------------------------   -------- -------- ---------
                                                    (MILLIONS OF BARRELS PER
                                                              DAY)
      PADD I (East Coast).........................    1.5     0.0       1.5
      PADD II (Midwest)...........................    3.4     0.6       2.8
      PADD III (South)............................    6.8     3.3       3.5
      PADD IV (Rockies)...........................    0.5     0.4       0.1
      PADD V (West Coast).........................    2.5     2.2       0.3
                                                     ----     ---       ---
        Total.....................................   14.7     6.5       8.2
                                                     ====     ===       ===

  As reflected in the table above, only 17% of the total refinery demand for crude oil in PADD II can be supplied with crude oil produced in PADD II, with the remainder (approximately 2.8 million barrels per day) provided by intra-U.S. transfers of domestic crude oil production and imports from Canada and foreign sources. In the 14-year period ending December 31, 1997, production from PADD II has fallen approximately 48%, declining from approximately 1.1 million barrels per day in 1984 to approximately 560,000 barrels per day in 1997. Over this same time period, refinery demand for crude oil in this area has risen approximately 21%, increasing from approximately 2.8 million barrels per day in 1984 to approximately 3.4 million barrels per day in 1997. Accordingly, over the last 14 years PADD II's reliance on sources outside the region has increased by approximately 1.1 million barrels per day. Historically, PADD II refiners have relied on California crude oil production to meet a portion of their refinery input requirements.

  Within PADD V, the supply/demand trend is quite different. Despite significant population growth, PADD V refinery inputs (crude oil demand) have decreased from a high of approximately 2.6 million barrels per day in 1989 to an average of approximately 2.5 million barrels per day over the last four years. This net decrease in refinery inputs is primarily due to
(i) a reduction in the number of operating refineries and (ii) an increase in the conversion capacity of California refineries (which represent approximately 70% of the total PADD V refinery inputs). Between 1985 and 1997, the number of operating California refineries has declined from 34 (at approximately 79% of total capacity) to 23 (at approximately 94% of total capacity). A portion of the refining capacity lost due to these refinery shut downs has been replaced as the remaining refineries in operation have increased their capacity while upgrading their facilities to produce legislatively mandated cleaner burning gasolines. As California refineries have become more efficient, producing greater volumes of higher value products such as gasoline from a lesser quantity of crude oil, overall refinery demand for crude oil in PADD V has decreased. Excluding Hawaii, which imports approximately 80,000 barrels per day of foreign crude oil, and taking into account geographically captive Canadian volumes that are transported to the Washington state area, PADD V supply currently exceeds demand. Furthermore, the Partnership believes that, based on public announcements by a number of major and independent oil companies, production levels in California and Alaska may increase over the next several years. Accordingly, the Partnership believes that the All American Pipeline will continue to be used to transport California crude oil to connections with pipelines in Texas that will deliver such crude oil to the Cushing Interchange in PADD II as well as the Gulf Coast areas in PADD III.

BUSINESS STRATEGY AND COMPETITIVE STRENGTHS

  The Partnership's strategy is to capitalize on demand driven opportunities in the Midwest refining markets in PADD II and supply driven opportunities in the oil producing regions of California by combining the strategic location and unique capabilities of its asset base with its extensive marketing and distribution expertise to enhance and optimize its operating margins.

  The Partnership intends to execute its business strategy by (i) increasing throughput on the All American Pipeline through an aggressive lease gathering program in the San Joaquin Valley and through additional connections with other California crude pipelines and producers, (ii) realizing cost efficiencies through operational improvements and potential strategic alliances, (iii) utilizing the Cushing Terminal in conjunction with the Partnership's other assets to profit from merchant activities that take advantage of crude oil pricing and quality differentials and (iv) pursuing strategic and accretive acquisitions of crude oil pipeline assets, gathering systems and terminalling and storage facilities which complement the Partnership's existing asset base and distribution capabilities.

  The Partnership believes it is well positioned to capitalize on such opportunities due to the following competitive strengths:

  . Strategically Located, but Underutilized Pipeline Assets. The All
    American Pipeline is the largest crude oil pipeline connecting California to West Texas and, depending on the pipeline segment, is operating at approximately 20% to 35% of its designed 300,000 barrel per day capacity. If plans announced by a competing interstate crude oil pipeline to convert to a gas transmission pipeline are implemented, the All American Pipeline will be the only crude oil pipeline available to transport crude oil from California to West Texas. The SJV Gathering System is one of the largest crude oil gathering systems in the San Joaquin Valley of California, one of the most prolific crude oil producing regions in the lower 48 states. The SJV Gathering System is operating at approximately 60% of its total 140,000 barrel per day capacity. Because a major portion of the All American Pipeline and the SJV Gathering System's operating costs are fixed, any increased utilization should result in incremental gross margin. In addition, because the All American Pipeline and the SJV Gathering System are relatively new, the Partnership expects that the maintenance capital expenditures required for these assets will be modest.

  . Versatility of Cushing Terminal. Completed in 1993, the Cushing Terminal is the most modern terminalling and storage facility at the Cushing Interchange, incorporating state-of-the-art environmental safeguards and operational enhancements designed to safely and efficiently terminal, store, blend and segregate large volumes and multiple varieties of both foreign and domestic crude oil. The Cushing Terminal has the ability to (i) sequentially store sweet and sour crude oil in the same tank without compromising crude integrity, (ii) segregate up to 18 different varieties of crude oil, (iii) receive and deliver crude oil at the connecting pipelines' maximum operating capacities and (iv) operate with fewer employees than its competitors due to its high level of automation. Due to the Partnership's ownership of a significant portion of the undeveloped land within the Cushing Interchange and its large manifold and pumping system, the Cushing Terminal can be readily expanded, should market conditions warrant, to support up to ten million barrels of tank capacity.

  . Specialized Crude Oil Market Knowledge. The marketing of crude oil is complex and requires detailed current knowledge of crude oil sources and end markets and a familiarity with a number of factors including grades of crude oil, individual refinery demand for specific grades of crude oil, area market price structures for the different grades of crude oil, location of customers, availability of transportation facilities and timing and costs (including storage) involved in delivering crude oil to the appropriate customer. The Partnership believes that its business relationships with participants in all phases of the crude oil distribution chain, from crude oil producers to refiners, as well as its own industry expertise, provide the Partnership a comprehensive understanding of the U.S. crude oil markets. The Partnership has existing business relationships with crude oil producers representing over 80% of California production and substantially all of the Midwest refiners. The Partnership believes that its specialized crude oil market knowledge, in conjunction with its unique asset base, will enable the Partnership to exploit inefficiencies throughout the crude oil distribution chain.

  . Counter-Cyclical Balance Among the Partnership's Business Activities. The
    Partnership believes that the counter-cyclical nature of its terminalling and storage assets, which typically prosper in contango crude oil markets, and its gathering and marketing assets, which typically prosper in backward crude oil markets, combined with the long-term nature of the contracts on its All American Pipeline, will have a stabilizing effect on the Partnership's cash flow from operations.

  . Flexibility to Pursue Expansion and Acquisition Opportunities. The
    Partnership will enter into the $225 million Bank Credit Agreement comprised of the $175 million Term Loan Facility and the $50 million Revolving Credit Facility. Upon closing of this offering, the Partnership will have total debt outstanding of $175 million and unused borrowing capacity of $50 million. In combination with its ability to issue new Units, the Partnership has significant resources to finance strategic expansion and acquisition opportunities. These opportunities may include the acquisition or expansion of crude oil pipeline assets, gathering systems, terminalling and storage facilities, marketing entities and other assets which the Partnership believes will contribute to the successful execution of its business strategy. The Partnership is currently adding one million barrels of capacity to the Cushing Terminal at an estimated cost of approximately $10 million. Although the Partnership routinely evaluates acquisition and expansion opportunities, it has no other definitive plans for material acquisitions or expansions at this time.

  . Experienced Management Team. The Partnership's senior management team has an average of more than 15 years industry experience, with an average of over 10 years with the Partnership or its predecessors and affiliates. In order to incentivize management and employees, the Partnership has adopted a Long-Term Incentive Plan pursuant to which Common Units will be awarded to employees of the General Partner in order to align their economic interests with those of Common Unitholders. In addition, the Partnership's Management Incentive Plan provides for cash bonuses to operating personnel based on the financial performance of the Partnership.

CRUDE OIL PIPELINE OPERATIONS

 All American Pipeline

  The All American Pipeline is a common carrier crude oil pipeline system that transports crude oil produced from fields offshore and onshore California to locations in California and West Texas pursuant to tariff rates regulated by the FERC. As a common carrier, the All American Pipeline offers transportation services to any shipper of crude oil, provided that the crude oil tendered for transportation satisfies the conditions and specifications contained in the applicable tariff. The All American Pipeline transports crude oil for third parties as well as for the Partnership.

  The All American Pipeline is comprised of a heated pipeline system which extends approximately 10 miles from Exxon's onshore facilities at Las Flores on the California coast to Chevron's onshore facilities at Gaviota, California (24-inch diameter pipe) and continues from Gaviota approximately 1,223 miles through Arizona and New Mexico to West Texas (30-inch diameter pipe) where it interconnects with other pipelines. These interconnecting common carrier pipelines transport crude oil to the refineries located along the Gulf Coast and to the Cushing Interchange. At the Cushing Interchange, these pipelines connect with other pipelines that deliver crude oil to Midwest refiners. The All American Pipeline also includes various pumping and heating stations, as well as approximately one million barrels of crude oil storage tank capacity to facilitate the transportation of crude oil. The tank capacity is located at stations in Sisquoc, Pentland and Cadiz, California, and at the station in Wink, Texas. In addition to facilitating transportation, the Partnership believes that such tankage will offer arbitrage opportunities for the Partnership. Unlike many common carrier pipelines, the Partnership owns approximately 5.0 million barrels of crude oil that is used to maintain the All American Pipeline's linefill requirements.

  The All American Pipeline has a designed throughput capacity of 300,000 barrels per day of heavy crude oil and larger volumes of lighter crude oils. As currently configured, the pipeline's daily throughput capacity is approximately 216,000 barrels of heavy oil. In order to achieve designed capacity, certain nominal capital expenditures would be required. The All American Pipeline is operated from a control room in Bakersfield, California with a SCADA computer system designed to continuously monitor quantities of crude oil injected in and delivered through the All American Pipeline as well as pressure and temperature variations. This technology also allows for the batching of several different types of crude oil with varying gravities. The SCADA system is designed to enhance leak detection capabilities and provides for remote-controlled shut-down at every pump station on the All American Pipeline. Pumping stations are linked by telephone and microwave communication systems for remote-control operation of the All American Pipeline which allows most of the pump stations to operate without full time site personnel.

  The Partnership performs scheduled maintenance on the pipeline and makes repairs and replacements when necessary or appropriate. As one of the most recently constructed major crude oil pipeline systems in the United States, the All American Pipeline requires a relatively low level of maintenance capital expenditures. The Partnership attempts to control corrosion of the pipeline through the use of corrosion inhibiting chemicals injected into the crude stream, external pipe coatings and an anode bed based cathodic protection system. The Partnership monitors the structural integrity of the All American Pipeline through a program of periodic internal inspections using electronic "smart pig" instruments. The Partnership conducts a weekly aerial surveillance of the entire pipeline and right-of-way to monitor activities or encroachments on rights-of-way. Maintenance facilities containing equipment for pipe repair, digging and light equipment maintenance are strategically located along the pipeline. The Partnership believes that the All American Pipeline has been constructed and is maintained in all material respects in accordance with applicable federal, state and local laws and regulations, standards prescribed by the American Petroleum Institute and accepted industry practice.

  Following the acquisition of the All American Pipeline and SJV Gathering System, the Partnership has taken certain actions to improve operating efficiencies, including implementing a reorganization to reduce personnel costs, initiating a renegotiation of certain electrical contracts and seeking reductions in property taxes.

 System Supply

  The All American Pipeline transports several different types of crude oil, including (i) OCS crude oil received at the onshore facilities of the Santa Ynez field at Las Flores, California and the onshore facilities of the Point Arguello field located at Gaviota, California, (ii) Elk Hills crude oil, received at Pentland, California from a connection with the SJV Gathering System and (iii) various crude oil blends received at Pentland from the SJV Gathering System, including West Coast Heavy and Mojave Blend.

  OCS Supply. Exxon, which owns all of the Santa Ynez production, and Chevron, Texaco and Oryx, which own approximately one-half of the Point Arguello production, have entered into transportation agreements committing to transport all of their production from these fields on the All American Pipeline. These agreements, which expire in August 2007, provide for a minimum tariff with annual escalations. Currently, the tariffs average $1.40 per barrel for deliveries to connecting pipelines in California and $2.96 per barrel for deliveries to connecting pipelines in West Texas. The agreements do not require these owners to transport a minimum volume. The producers from the Point Arguello field who do not have contracts with the Partnership have no other means of transporting their production and, therefore, ship their volumes on the All American Pipeline at the posted tariffs. During the first nine months of 1998, approximately $26 million, or 44%, of the Partnership's gross margin was attributable to volumes received from the Santa Ynez field and approximately $10 million, or 16%, was attributable to volumes received from the Point Arguello field. Transportation of volumes from the Point Arguello field on the All American Pipeline commenced in 1991 and from the Santa Ynez field in 1994. The table below sets forth the historical volumes received from both of these fields.

                                                                  NINE MONTHS
                                                                     ENDED
                                   YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                              ---------------------------------- -------------
                              1991 1992 1993 1994 1995 1996 1997  1997   1998
                              ---- ---- ---- ---- ---- ---- ---- ------ ------
                                       (BARRELS IN THOUSANDS)
Average Daily Volumes
 Received From:
  Point Arguello (at
   Gaviota)..................  29   47   63   73   60   41   30    30     26
  Santa Ynez (at Las Flores).   -    -    -   34   92   95   85    88     70
                              ---  ---  ---  ---  ---  ---  ---   ---    ---
    Total....................  29   47   63  107  152  136  115   118     96
                              ===  ===  ===  ===  ===  ===  ===   ===    ===

  The Partnership anticipates that production from the Point Arguello field will continue to decline at percentage rates which approximate historical decline rates, but that average production received from the Santa Ynez field for 1999 will approximate the average production received during the first nine months of 1998, once certain facility modifications are completed by Exxon. Although the Partnership anticipates that these modifications will be completed prior to January 1, 1999, there can be no assurance with respect to such completion or to the volumes ultimately produced.

  According to information published by the Minerals Management Service ("MMS"), significant additional proved, undeveloped reserves have been identified offshore California which have the potential to be delivered on the All American Pipeline. Deliveries on the All American Pipeline depend on a number of factors beyond the Partnership's control, including (i) the economic feasibility of developing the reserves, (ii) the economic feasibility of connecting such reserves to the All American Pipeline and (iii) the ability of the owners of such reserves to obtain the necessary governmental approvals to develop such reserves. The owners of these reserves are currently participating in a study (California Offshore Oil and Gas Energy Resources, "COOGER") with various private organizations and regulatory agencies to determine the best sites to locate onshore facilities that will be required to handle and process potential production from these undeveloped fields as well as the best methods of controlling potential environmental dangers associated with offshore drilling and production. These owners have also agreed to suspend drilling on the undeveloped leases until the COOGER study is completed. The COOGER study is anticipated to be completed by March 31, 1999, at which time owners of these undeveloped reserves are required to submit their development plans to the MMS. There can be no assurance that the owners will develop such reserves, that the MMS will approve development plans or that future regulations or litigation will not prevent or retard their ultimate development and production. There also can be no assurance that if such reserves were to be developed, a competing pipeline might not be built to transport the production. In addition, a June 12, 1998 Executive Order of the President of the United States extends until the year 2012 a statutory moratorium on new leasing of offshore California fields. Existing fields are authorized to continue production, but federal, state and local agencies may restrict permits and authorizations for their development, and may restrict new onshore facilities designed to serve offshore production of crude oil. San Luis Obispo and Santa Barbara counties have adopted zoning ordinances that prohibit development, construction, installation or expansion of any onshore support facility for offshore oil and gas activity in the area, unless approved by a majority of the votes cast by the voters of either county in an authorized election. Any such restrictions, should they be imposed, could adversely affect the future delivery of crude oil to the All American Pipeline.

  San Joaquin Valley Supply. In addition to OCS production, crude oil from fields in the San Joaquin Valley is delivered into the All American Pipeline at Pentland through connections with the SJV Gathering System and pipelines operated by Koch and ARCO. The San Joaquin Valley is one of the most prolific oil producing regions in the continental United States, producing approximately 591,000 barrels per day of crude oil during the first six months of 1998 that accounted for approximately 65% of total California production and 11% of the total production in the lower 48 states. The following table reflects the historical production for the San Joaquin Valley as well as total California production (excluding OCS volumes) as reported by the California Division of Oil and Gas.

                                                                                SIX MONTHS
                                        YEAR ENDED DECEMBER 31,                    ENDED
                         ------------------------------------------------------  JUNE 30,
                         1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997    1998
                         ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- -----------
                                         (BARRELS IN THOUSANDS)
Average Daily Volumes:
  San Joaquin
   production........... 700  689  646  629  634  609  588  578  569  579  584          591
  Total California
   production (excluding
   OCS volumes)......... 999  969  907  879  875  835  803  784  764  772  781          781

  Drilling and exploitation activities have increased in the San Joaquin Valley over the last few years, primarily due to the change in ownership of several large fields, technological advances in horizontal drilling and steam assisted recovery methods that have improved the overall economics of field development and reductions in the operating costs of these fields. Based on public statements by a number of oil companies, the Partnership believes that the outlook for increased production levels in California is favorable. For example, the Partnership believes that the February 1998 purchase by Occidental from the U.S. government of the Elk Hills field, the former strategic petroleum Naval Reserve, may result in increased production as Occidental exploits these crude oil reserves. The Partnership also believes that the All American Pipeline is well positioned to transport any additional crude oil production resulting from these projects.

  Alaskan North Slope Supply. Historically, the All American Pipeline had also transported volumes of Alaskan North Slope crude oil. In 1996, the U.S. government repealed the export ban on crude oil produced from the Alaskan North Slope which had effectively prohibited the sale of Alaskan North Slope crude oil to sources outside the U.S. Prior to its repeal, this ban had the impact of increasing volumes of crude oil delivered into the California market. Shipments of Alaskan North Slope crude oil on the All American Pipeline ceased in February 1997, shortly after the repeal of the export ban. In addition, in June 1998, ARCO announced that the only pipeline which had the ability to bring Alaskan North Slope crude oil to the All American Pipeline will be sold and converted to natural gas service. Upon such conversion, Alaskan North Slope crude oil will no longer be physically capable of being delivered into the All American Pipeline. While the Partnership does not expect to transport any volumes of Alaskan North Slope crude oil on the All American Pipeline in the near term, it does believe, based on public disclosures by the major producers of Alaskan North Slope crude oil, that the outlook for increased Alaskan North Slope production is favorable. To the extent additional Alaskan North Slope production is realized and shipped to the West Coast, the supply/demand balance on the West Coast would be favorably impacted for the Partnership.

 System Demand

  Deliveries from the All American Pipeline are made to refineries within California, along the Gulf Coast or in the Midwest through connecting pipelines of other companies. Demand for crude oil shipped on the All American Pipeline in each of these markets is affected by numerous factors, including refinery utilization and crude oil slate requirements, regional crude oil production, foreign imports, intra-U.S. transfers of crude oil and the price differential (net of transportation cost) between the California and Midwest markets.

  Deliveries are made to California refineries through connections with third party pipelines at Sisquoc, Pentland and Mojave. The deliveries at Sisquoc and Pentland are OCS crude oil while the deliveries at Mojave are primarily Mojave Blend. Crude oil transported to West Texas is primarily West Coast Heavy and is delivered to third party pipelines at Wink and McCamey, Texas. At Wink, West Coast Heavy crude is blended with Domestic Sweet Crude to increase the gravity (the blend is commonly referred to as West Coast Sour), permitting delivery into third party pipelines that can transport the crude to the Cushing Interchange. At McCamey, West Coast Heavy and OCS crude oil are delivered to a third party pipeline that supplies refiners on the Gulf Coast.

  The following table sets forth All American Pipeline average deliveries per day within and outside California for each of the years in the five-year period ended December 31, 1997 and for the nine months ended September 30, 1997 and 1998.

                                                                   NINE MONTHS
                                                                      ENDED
                                         YEAR ENDED DECEMBER 31,  SEPTEMBER 30,
                                         ------------------------ -------------
                                         1993 1994 1995 1996 1997  1997   1998
                                         ---- ---- ---- ---- ---- ------ ------
                                                 (BARRELS IN THOUSANDS)
Average Daily Volumes Delivered To:
 California
  Sisquoc...............................   4   21   11   17   21    18     24
  Pentland..............................  58   56   65   71   74    75     70
  Mojave................................   -    -    -    6   32    35     22
                                         ---  ---  ---  ---  ---   ---    ---
    Total California....................  62   77   76   94  127   128    116
 Texas.................................. 122  108  141  113   68    73     58
                                         ---  ---  ---  ---  ---   ---    ---
    Total............................... 184  185  217  207  195   201    174
                                         ===  ===  ===  ===  ===   ===    ===

 SJV Gathering System

  The SJV Gathering System is a proprietary pipeline system that only transports crude oil purchased by entities owned by the Partnership. As a proprietary pipeline, the SJV Gathering System is not subject to common carrier regulations and does not transport crude oil for third parties. The primary purpose of the pipeline is to gather crude oil from various sources in the San Joaquin Valley and to blend such crude oil along the pipeline system in order to deliver either West Coast Heavy or Mojave Blend into the All American Pipeline. Certain crude streams are segregated and delivered into either the All American Pipeline or to third party pipelines connected to the SJV Gathering System.

  The SJV Gathering System was constructed in 1987 with a design capacity of approximately 140,000 barrels per day. The system consists of a 16-inch pipeline that originates at the Belridge station and extends 45 miles south to a connection with the All American Pipeline at the Pentland station. The SJV Gathering System is connected to several fields, including the South Belridge, Elk Hills and Midway Sunset fields, three of the seven largest producing fields in the lower 48 states. The SJV Gathering System also includes approximately 586,000 barrels of tank capacity, which has historically been used to facilitate movements along the system. The Partnership believes that such tankage may offer additional opportunities to support the Partnership's activities.

  The SJV Gathering System is operated in conjunction with, and with the same SCADA system used in the operations of the All American Pipeline. The Partnership also takes measures to protect the pipeline from corrosion and routinely inspects the pipeline using the same procedures and practices employed in the operation of the All American Pipeline. Like the All American Pipeline, the SJV Gathering System was constructed and is maintained in all material respects in accordance with applicable federal, state and local laws and regulations, standards prescribed by the American Petroleum Institute and accepted industry practice.

  The SJV Gathering System is supplied with the crude oil production primarily from major oil companies' equity production from the South Belridge, Cymeric, Midway Sunset and Elk Hills fields. The table below sets forth the historical volumes received into the SJV Gathering System.

                                                                    NINE MONTHS
                                                                       ENDED
                                          YEAR ENDED DECEMBER 31,  SEPTEMBER 30,
                                          ------------------------ -------------
                                          1993 1994 1995 1996 1997  1997   1998
                                          ---- ---- ---- ---- ---- ------ ------
                                                  (BARRELS IN THOUSANDS)
Total Average Daily Volumes..............  67   54   50   67   91    89     85

  In order to increase utilization and margins relating to the SJV Gathering System, the Partnership has initiated a wellhead gathering, transportation and marketing program in the San Joaquin Valley. The new program is similar to a program to purchase crude oil from independent producers successfully implemented by the Plains Midstream Subsidiaries in Texas, Oklahoma, Kansas and Louisiana under which volumes increased from 1,300 barrels per day in 1990 to 71,000 barrels per day in 1997. The Partnership has committed resources to its new gathering program by hiring an additional lease buyer, activating an existing truck unloading station and arranging to make additional connections with other pipeline systems in the San Joaquin Valley, including access into the Pacific Pipeline. In addition, the Partnership has entered into an arrangement with various parties whereby the Partnership has reserved up to 40,000 barrels per day of capacity for movements into the Pacific Pipeline, and all crude oil sourced by one such party from the Midway Sunset field will be delivered by the Partnership into the Pacific Pipeline via the SJV Gathering System.

TERMINALLING AND STORAGE ACTIVITIES AND GATHERING AND MARKETING ACTIVITIES

 Terminalling and Storage

  The Cushing Terminal was constructed in 1993 to capitalize on the crude oil supply and demand imbalance in the Midwest caused by the continued decline of regional production supplies, increasing imports and an inadequate pipeline and terminal infrastructure. The Cushing Terminal is also used to support and enhance the margins associated with the Partnership's merchant activities relating to its lease gathering and bulk trading activities. The Ingleside Terminal was constructed in 1979 and purchased by the Plains Midstream Subsidiaries in 1996 to enhance its lease gathering activities in South Texas.

  The Cushing Terminal has a total storage capacity of two million barrels, comprised of fourteen 100,000 barrel tanks and four 150,000 barrel tanks used to store and terminal crude oil. The Cushing Terminal also includes a pipeline manifold and pumping system that has an estimated daily throughput capacity of approximately 800,000 barrels per day. The pipeline manifold and pumping system is designed to support up to ten million barrels of tank capacity. The Cushing Terminal is connected to the major pipelines and terminals in the Cushing Interchange through pipelines that range in size from 10 inches to 24 inches in diameter. A one million barrel expansion project to add four 250,000 barrel tanks is currently underway at the Cushing Terminal with completion targeted for mid-1999.

  The Cushing Terminal is a state-of-the-art facility designed to serve the needs of refiners in the Midwest. In order to service an expected increase in the volumes as well as the varieties of foreign and domestic crude oil projected to be transported through the Cushing Interchange, the Partnership incorporated certain attributes into the design of the Cushing Terminal including (i) multiple, smaller tanks to facilitate simultaneous handling of multiple crude varieties in accordance with normal pipeline batch sizes, (ii) dual header systems connecting each tank to the main manifold system to facilitate efficient switching between crude grades with minimal contamination, (iii) bottom drawn sump pumps that enable each tank to be efficiently drained down to minimal remaining volumes to minimize crude contamination and maintain crude integrity, (iv) a mixer on each tank to facilitate blending crude grades to refinery specifications, and (v) a manifold and pump system that allows for receipts and deliveries with connecting carriers at their maximum operating capacity. As a result of incorporating these attributes into the design of the Cushing Terminal, the Partnership believes it is favorably positioned to serve the needs of Midwest refiners to handle an increase in varieties of crude transported through the Cushing Interchange.

  The Cushing Terminal also incorporates numerous environmental and operational safeguards. The Partnership believes that its terminal is the only one at the Cushing Interchange in which each tank has a secondary liner (the equivalent of double bottoms), leak detection devices and secondary seals. The Cushing Terminal is the only terminal at the Cushing Interchange equipped with aboveground pipelines. Like the All American Pipeline and the SJV Gathering System, the Cushing Terminal is operated by a SCADA system and each tank is cathodically protected. In addition, each tank is equipped with an audible and visual high level alarm system to prevent overflows; a floating roof that minimizes air emissions and prevents the possible accumulation of potentially flammable gases between fluid levels and the roof of the tank; and a foam line that, in the event of a fire, is connected to the automated fire water distribution system.

  The Cushing Interchange is the largest wet barrel trading hub in the U.S. and the delivery point for crude oil futures contracts traded on the NYMEX. The Cushing Terminal has been designated by the NYMEX as an approved delivery location for crude oil delivered under the NYMEX light sweet crude oil futures contract. As a NYMEX delivery point and a cash market hub, the Cushing Interchange serves as the primary source of refinery feedstock for the Midwest refiners and plays an integral role in establishing and maintaining markets for many varieties of foreign and domestic crude oil. The following illustration details the major pipeline systems and terminals that deliver crude oil to, or can receive oil from, the Cushing Terminal.



[Graphic depicting incoming and outgoing pipelines from the Cushing Terminal]

  The Ingleside Terminal was constructed in 1979 and purchased by the Plains Midstream Subsidiaries in 1996 to enhance its lease gathering activities in South Texas. The Ingleside Terminal is located near the Gulf Coast port of Corpus Christi, Texas. The Ingleside Terminal is comprised of 11 tanks ranging in size from a minimum of 15,000 barrels to a maximum of 50,000 barrels. Three of these tanks are heated, which allows for storage of heavier products. The terminal has access to the receipt of crude oil and refined petroleum products from trucks and barges. Likewise, the terminal can deliver crude oil and refined petroleum products to barges and trucks. The Partnership leases a barge dock approximately one mile from the Ingleside Terminal and is connected to the dock by four pipelines ranging in size from 8 inches to 12 inches in diameter. The dock lease can be extended in five-year intervals through 2021.

  The Partnership's terminalling and storage operations generate revenue through terminalling and storage fees paid by third parties as well as by utilizing the tankage in conjunction with its merchant activities. Storage fees are generated when the Partnership leases tank capacity to third parties. Terminalling fees, also referred to as throughput fees, are generated when the Partnership receives crude oil from one connecting pipeline (generally received in batch sizes of 25,000 to 400,000 barrels) and redelivers such crude oil to another connecting carrier in volumes that allow the refinery to receive its crude oil on a ratable basis throughout a delivery period (which is generally three to ten days). Both terminalling and storage fees are generally earned from (i) refiners and gatherers that segregate or custom blend crudes for refining feedstocks, (ii) pipeline operators, refiners or traders that need segregated tankage for foreign cargoes, (iii) traders who make or take delivery under NYMEX contracts and (iv) producers and resellers that seek to increase their marketing alternatives. The tankage that is used to support the Partnership's arbitrage activities position the Partnership to capture margins in a contango market or when the market switches from contango to backwardation. The following table sets forth the throughput volumes for the Partnership's terminalling and storage operations, and quantity of tankage leased to third parties from 1993 through the nine months ended September 30, 1998.

                                                                 NINE MONTHS
                                                                    ENDED
                                    YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                    --------------------------- -------------
                                    1993    1994 1995 1996 1997  1997   1998
                                    ----    ---- ---- ---- ---- ------ -------
                                            (BARRELS IN THOUSANDS)
Throughput Volumes (average daily
 volumes):
  Cushing Terminal.................   6(1)   29   43   56   69     69       68
  Ingleside Terminal...............   -       -    -    3    8      9       11
                                    ---     ---  ---  ---  ---  -----  -------
    Total..........................   6      29   43   59   77     78       79
                                    ===     ===  ===  ===  ===  =====  =======
Storage Leased to Third Parties
 (monthly average volumes):
  Cushing Terminal................. 113(1)  464  208  203  414    371      831
  Ingleside Terminal...............   -       -    -  211  254    252      260
                                    ---     ---  ---  ---  ---  -----  -------
    Total.......................... 113     464  208  414  668    623    1,091
                                    ===     ===  ===  ===  ===  =====  =======

--------
(1) Reflects eight months of partial operation during construction.

  The Partnership expects to use a portion of the new tankage under construction to support the marketing of West Coast Sour crude oil to Midwest refiners. With access to the Cushing Terminal tankage, the Partnership will be able to ensure ratable deliveries throughout the month, thus providing a logistical advantage to foreign crude oils which are delivered by vessel. The Partnership has committed 750,000 barrels of its capacity at the Cushing Terminal to storage arrangements with third parties through mid-1999.

 Gathering and Marketing Activities

  The Partnership's gathering and marketing activities are primarily conducted in Louisiana, Texas, Oklahoma and Kansas and include (i) purchasing crude oil from producers at the wellhead and in bulk from aggregators at major pipeline interconnects and trading locations, (ii) transporting such crude oil on its own proprietary gathering assets or assets owned and operated by third parties when necessary or cost effective, (iii) exchanging such crude oil for another grade of crude oil or at a different geographic location, as appropriate, in order to maximize margins or meet contract delivery requirements and (iv) marketing crude oil to refiners or other resellers. The Partnership purchases crude oil from many independent producers and believes that it has established broad-based relationships with crude oil producers in its areas of operations. For the nine months ended September 30, 1998, the Partnership purchased approximately 85,000 barrels per day of crude oil directly at the wellhead from more than 370 producers from approximately 2,000 leases. The Partnership purchases crude oil from producers under contracts that range in term from a thirty-day evergreen to two years. Gathering and marketing activities are characterized by large volumes of transactions with lower margins relative to pipeline and terminalling and storage operations.

  The following table shows the average daily volume of the Partnership's lease gathering and bulk purchases from 1995 through the nine months ended September 30, 1998.

                                                                    NINE MONTHS
                                                                       ENDED
                                                                     SEPTEMBER
                                         YEAR ENDED DECEMBER 31,        30,
                                         -------------------------  ------------
                                          1995     1996     1997    1997   1998
                                         -------  -------  -------  -----  -----
                                               (BARRELS IN THOUSANDS)
   Lease gathering......................      46       59       71     70     85
   Bulk purchases.......................      10       32       49     46     94
                                         -------  -------  -------  -----  -----
     Total volumes......................      56       91      120    116    179
                                         =======  =======  =======  =====  =====

  Crude Oil Purchases. In a typical producer's operation, crude oil flows from the wellhead to a separator where the petroleum gases are removed. After separation, the crude oil is treated to remove water, sand and other contaminants and is then moved into the producer's on-site storage tanks. When the tank is full, the producer contacts the Partnership's field personnel to purchase and transport the crude oil to market. The Partnership utilizes pipelines, trucks and barges owned and operated by third parties and the Partnership's truck fleet and gathering pipelines to transport the crude oil to market. The Partnership owns approximately 25 trucks, 29 tractor-trailers and 14 injection stations.

  Pursuant to the Marketing Agreement, the Partnership is the exclusive marketer/purchaser for all of Plains Resources' equity crude oil production. The Marketing Agreement provides that the Partnership will purchase for resale at market prices all of Plains Resources' crude oil production for which it will charge a fee of $0.20 per barrel. This fee will be adjusted every three years based upon then existing market conditions. The Marketing Agreement will terminate upon a "change of control" of Plains Resources or the General Partner. On a pro forma basis, revenues generated under the Marketing Agreement for the nine months ended September 30, 1998 would have been approximately $1.3 million. For the first nine months of 1998, Plains Resources produced approximately 24,700 barrels per day which would be subject to the Marketing Agreement. Plains Resources owns an approximate 100% working interest in each of its fields.

  Bulk Purchases. In addition to purchasing crude oil at the wellhead from producers, the Partnership purchases crude oil in bulk at major pipeline terminal points. This production is transported from the wellhead to the pipeline by major oil companies, large independent producers or other gathering and marketing companies. The Partnership purchases crude oil in bulk when it believes additional opportunities exist to realize margins further downstream in the crude oil distribution chain. The opportunities to earn additional margins vary over time with changing market conditions. Accordingly, the margins associated with the Partnership's bulk purchases will fluctuate from period to period. The Partnership's bulk purchasing activities are concentrated in California, Texas, Louisiana and at the Cushing Interchange.

  Crude Oil Sales. The marketing of crude oil is complex and requires detailed current knowledge of crude oil sources and end markets and a familiarity with a number of factors including grades of crude oil, individual refinery demand for specific grades of crude oil, area market price structures for the different grades of crude oil, location of customers, availability of transportation facilities and timing and costs (including storage) involved in delivering crude oil to the appropriate customer. The Partnership sells its crude oil to major integrated oil companies and independent refiners in various types of sale and exchange transactions, generally at market-responsive prices for terms ranging from one month to three years.

  As the Partnership purchases crude oil, it establishes a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX. Through these transactions, the Partnership seeks to maintain a position that is substantially balanced between crude oil purchases and sales and future delivery obligations. The Partnership from time to time enters into fixed price delivery contracts, floating price collar arrangements, financial swaps and oil futures contracts as hedging devices. To ensure a fixed price for future production, the Partnership may sell a futures contract and thereafter either (i) make physical delivery of its product to comply with such contract or (ii) buy a matching futures contract to unwind its futures position and sell its production to a customer. The Partnership's policy is generally to purchase only crude oil for which it has a market and to structure its sales contracts so that crude oil price fluctuations do not materially affect the gross margin which it receives. The Partnership does not acquire and hold crude oil, futures contracts or other derivative products for the purpose of speculating on crude oil price changes that might expose the Partnership to indeterminable losses.

  Risk management strategies, including those involving price hedges using NYMEX futures contracts, have become increasingly important in creating and maintaining margins. Such hedging techniques require significant resources dedicated to managing futures positions. The Partnership is able to monitor crude oil volumes, grades, locations and delivery schedules and to coordinate marketing and exchange opportunities, as well as NYMEX hedging positions. This coordination ensures that the Partnership's NYMEX hedging activities are successfully implemented.

  Crude Oil Exchanges. The Partnership pursues exchange opportunities to enhance margins throughout the gathering and marketing process. When opportunities arise to increase its margin or to acquire a grade of crude oil that more nearly matches its delivery requirement or the preferences of its refinery customers, the Partnership exchanges physical crude oil with third parties. These exchanges are effected through contracts called exchange or buy-sell agreements. Through an exchange agreement, the Partnership agrees to buy crude oil that differs in terms of geographic location, grade of crude oil or delivery schedule from crude oil it has available for sale. Generally, the Partnership enters into exchanges to acquire crude oil at locations that are closer to its end markets, thereby reducing transportation costs and increasing its margin. The Partnership also exchanges its crude oil to be delivered at an earlier or later date, if the exchange is expected to result in a higher margin net of storage costs, and enters into exchanges based on the grade of crude oil (which includes such factors as sulfur content and specific gravity) in order to meet the quality specifications of its delivery contracts.

  Producer Services. Crude oil purchasers who buy from producers compete on the basis of competitive prices and highly responsive services. Through its team of crude oil purchasing representatives, the Partnership maintains ongoing relationships with more than 370 producers. The Partnership believes that its ability to offer high-quality field and administrative services to producers will be a key factor in its ability to maintain volumes of purchased crude oil and to obtain new volumes. High-quality field services include efficient gathering capabilities, availability of trucks, willingness to construct gathering pipelines where economically justified, timely pickup of crude oil from tank batteries at the lease or production point, accurate measurement of crude oil volumes received, avoidance of spills and effective management of pipeline deliveries. Accounting and other administrative services include securing division orders (statements from interest owners affirming the division of ownership in crude oil purchased by the Partnership), providing statements of the crude oil purchased each month, disbursing production proceeds to interest owners and calculation and payment of ad valorem and production taxes on behalf of interest owners. In order to compete effectively, the Partnership must maintain records of title and division order interests in an accurate and timely manner for purposes of making prompt and correct payment of crude oil production proceeds, together with the correct payment of all severance and production taxes associated with such proceeds.

  Credit. The Partnership's merchant activities involve the purchase of crude oil for resale and require significant extensions of credit by the Partnership's suppliers of crude oil. In order to assure the Partnership's ability to perform its obligations under crude purchase agreements, various credit arrangements are negotiated with the Partnership's crude suppliers. Such arrangements include open lines of credit directly with the Partnership and standby letters of credit issued under the Letter of Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Partnership--Capital Resources, Liquidity and Financial Condition."

  When the Partnership markets crude oil, it must determine the amount, if any, of the line of credit to be extended to any given customer. If the Partnership determines that a customer should receive a credit line, it must then decide on the amount of credit that should be extended. Since typical Partnership sales transactions can involve tens of thousands of barrels of crude oil, the risk of nonpayment and nonperformance by customers is a major consideration in the Partnership's business. The Partnership believes its sales are made to creditworthy entities or entities with adequate credit support.

  Credit review and analysis are also integral to the Partnership's leasehold purchases. Payment for all or substantially all of the monthly leasehold production is sometimes made to the operator of the lease. The operator, in turn, is responsible for the correct payment and distribution of such production proceeds to the proper parties. In these situations, the Partnership must determine whether the operator has sufficient financial resources to make such payments and distributions and to indemnify and defend the Partnership in the event any third party should bring a protest, action or complaint in connection with the ultimate distribution of production proceeds by the operator.

CUSTOMERS

  Koch Oil Company accounted for 23% of the Partnership's pro forma 1997 revenues. In addition, shipments of crude oil from the Santa Ynez and Point Arguello fields accounted for approximately $69.1 million, or 84%, of tariff revenues for 1997.

COMPETITION

  The All American Pipeline encounters competition from foreign oil imports and other pipelines that serve the California market and the refining centers in the Midwest and on the Gulf Coast.

  A new pipeline connecting the San Joaquin Valley to refinery markets in the Los Angeles Basin area is currently under construction by a third party with an anticipated completion date in 1999. The Partnership expects that certain volumes currently transported on the All American Pipeline may be redirected to Los Angeles on such pipeline.

  Competition among common carrier pipelines is based primarily on transportation charges, access to producing areas and demand for the crude oil by end users. The Partnership believes that high capital requirements, environmental considerations and the difficulty in acquiring rights of way and related permits make it unlikely that a competing pipeline system comparable in size and scope to the All American Pipeline will be built in the foreseeable future.

  The Partnership faces intense competition in its terminalling and storage activities and gathering and marketing activities. Its competitors include other crude oil pipelines, the major integrated oil companies, their marketing affiliates and independent gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than the Partnership's and control substantially greater supplies of crude oil.

REGULATION

  The Partnership's operations are subject to extensive regulation. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil industry and its individual participants. The failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil industry increases the Partnership's cost of doing business and, consequently, affects its profitability. However, the Partnership does not believe that it is affected in a significantly different manner by these regulations than are its competitors. Due to the myriad and complex federal and state statutes and regulations which may affect the Partnership, directly or indirectly, the following discussion of certain statutes and regulations should not be relied upon as an exhaustive review of all regulatory considerations affecting the Partnership's operations.

 Pipeline Regulation

  The Partnership's pipelines are subject to regulation by the Department of Transportation ("DOT") under the Hazardous Liquids Pipeline Safety Act of 1979, as amended ("HLPSA") relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. The HLPSA requires the Partnership and other pipeline operators to comply with regulations issued pursuant to HLPSA, to permit access to and allow copying of records and to make certain reports and provide information as required by the Secretary of Transportation.

  The Pipeline Safety Act of 1992 (the "Pipeline Safety Act") amends the HLPSA in several important respects. It requires the Research and Special Programs Administration ("RSPA") of DOT to consider environmental impacts, as well as its traditional public safety mandate, when developing pipeline safety regulations. In addition, the Pipeline Safety Act mandates the establishment by DOT of pipeline operator qualification rules requiring minimum training requirements for operators, and requires that pipeline operators provide maps and records to RSPA. It also authorizes RSPA to require that pipelines be modified to accommodate internal inspection devices, to mandate the installation of emergency flow restricting devices for pipelines in populated or sensitive areas and to order other changes to the operation and maintenance of petroleum pipelines. The Partnership believes that its pipeline operations are in substantial compliance with applicable HLPSA and Pipeline Safety Act requirements. Nevertheless, significant expenses could be incurred in the future if additional safety measures are required or if safety standards are raised and exceed the current pipeline control system capabilities.

  States are largely preempted by federal law from regulating pipeline safety but may assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. In practice, states vary considerably in their authority and capacity to address pipeline safety. The Partnership does not anticipate any significant problems in complying with applicable state laws and regulations in those states in which it operates.

 Transportation and Sale of Crude Oil

  In October 1992 Congress passed the Energy Policy Act of 1992 ("Energy Policy Act"). The Energy Policy Act deemed petroleum pipeline rates in effect for the 365-day period ending on the date of enactment of the Energy Policy Act or that were in effect on the 365th day preceding enactment and had not been subject to complaint, protest or investigation during the 365-day period to be just and reasonable under the Interstate Commerce Act. The Energy Policy Act also provides that complaints against such rates may only be filed under the following limited circumstances: (i) a substantial change has occurred since enactment in either the economic circumstances or the nature of the services which were a basis for the rate; (ii) the complainant was contractually barred from challenging the rate prior to enactment; or (iii) a provision of the tariff is unduly discriminatory or preferential.

  The Energy Policy Act further required the FERC to issue rules establishing a simplified and generally applicable ratemaking methodology for petroleum pipelines, and to streamline procedures in petroleum pipeline proceedings. On October 22, 1993, the FERC responded to the Energy Policy Act directive by issuing Order No. 561, which adopts a new indexing rate methodology for petroleum pipelines. Under the new regulations, which were effective January 1, 1995, petroleum pipelines are able to change their rates within prescribed ceiling levels that are tied to the Producer Price Index for Finished Goods, minus one percent. Rate increases made pursuant to the index will be subject to protest, but such protests must show that the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline's increase in costs. The new indexing methodology can be applied to any existing rate, even if the rate is under investigation. If such rate is subsequently adjusted, the ceiling level established under the index must be likewise adjusted.

  In Order No. 561, the FERC said that as a general rule pipelines must utilize the indexing methodology to change their rates. The FERC indicated, however, that it was retaining cost-of-service ratemaking, market-based rates, and settlements as alternatives to the indexing approach. A pipeline can follow a cost-of-service approach when seeking to increase its rates above index levels for uncontrollable circumstances. A pipeline can seek to charge market-based rates if it can establish that it lacks market power. In addition, a pipeline can establish rates pursuant to settlement if agreed upon by all current shippers. Initial rates for new services can be established through a cost-of-service proceeding or through an uncontested agreement between the pipeline and at least one shipper not affiliated with the pipeline.

  On May 10, 1996, the Court of Appeals for the District of Columbia Circuit affirmed Order No. 561. The Court held that by establishing a general indexing methodology along with limited exceptions to indexed rates, FERC had reasonably balanced its dual responsibilities of ensuring just and reasonable rates and streamlining ratemaking through generally applicable procedures.

  In a recent proceeding involving Lakehead Pipe Line Company, Limited Partnership (Opinion No. 397), FERC concluded that there should not be a corporate income tax allowance built into a petroleum pipeline's rates to reflect income attributable to noncorporate partners since noncorporate partners, unlike corporate partners, do not pay a corporate income tax. This result comports with the principle that, although a regulated entity is entitled to an allowance to cover its incurred costs, including income taxes, there should not be an element included in the cost of service to cover costs not incurred. Opinion No. 397 was affirmed on rehearing in May 1996. Appeals of the Lakehead opinions were taken, but the parties to the Lakehead proceeding subsequently settled the case, with the result that appellate review of the tax and other issues never took place.

  There is also pending at the FERC a proceeding involving another publicly traded limited partnership engaged in the common carrier transportation of crude oil (the "Santa Fe Proceeding") in which the FERC could further limit its current position related to the tax allowance permitted in the rates of publicly traded partnerships, as well as possibly alter the FERC's current application of the FERC oil pipeline ratemaking methodology. On September 25, 1997, the administrative law judge in the Santa Fe Proceeding issued an initial decision addressing various aspects of the tax allowance issue as it affects publicly traded partnerships, as well as various technical issues involving the application of the FERC oil pipeline ratemaking methodology. The administrative law judge's initial decision in the Santa Fe Proceeding is currently pending review by the FERC. In such review, it is possible that the FERC could alter its current rulings on the tax allowance issue or on the application of the FERC oil pipeline ratemaking methodology.

  The FERC generally has not investigated rates, such as those currently charged by the Partnership, which have been mutually agreed to by the pipeline and the shippers or which are significantly below cost of service rates that might otherwise be justified by the pipeline under the FERC's cost-based ratemaking methods. Substantially all of the Partnership's gross margins on transportation are produced by rates that are either grandfathered or set by agreement of the parties. The rates for substantially all of the crude oil transported from California to West Texas are grandfathered and not subject to decreases through the application of indexing. These rates have not been decreased through application of the indexing method. Rates for OCS crude are set by transportation agreements with shippers that do not expire until 2007 and provide for a minimum tariff with annual escalation. The FERC has twice approved the agreed OCS rates, although application of the PPFIG-1 index method would have required their reduction. When these OCS agreements expire in 2007, they will be subject to renegotiation or to any of the other methods for establishing rates under Order No. 561. As a result, the Partnership believes that the rates now in effect can be sustained, although no assurance can be given that the rates currently charged by the Partnership would ultimately be upheld if challenged. In addition, the Partnership does not believe that an adverse determination on the tax allowance issue in the Santa Fe Proceeding would have a detrimental impact upon the current rates charged by the Partnership.

ENVIRONMENTAL REGULATION

 General

  Various federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, affect the Partnership's operations and costs. In particular, the Partnership's activities in connection with storage and transportation of crude oil and other liquid hydrocarbons and its use of facilities for treating, processing or otherwise handling hydrocarbons and wastes therefrom are subject to stringent environmental regulation. As with the industry generally, compliance with existing and anticipated regulations increases the Partnership's overall cost of business. Such areas affected include capital costs to construct, maintain and upgrade equipment and facilities. While these regulations affect the Partnership's capital expenditures and earnings, the Partnership believes that such regulations do not affect its competitive position in that the operations of its competitors that comply with such regulations are similarly affected. Environmental regulations have historically been subject to frequent change by regulatory authorities, and the Partnership is unable to predict the ongoing cost to it of complying with these laws and regulations or the future impact of such regulations on its operation. Violation of federal or state environmental laws, regulations and permits can result in the imposition of significant civil and criminal penalties, injunctions and construction bans or delays. A discharge of hydrocarbons or hazardous substances into the environment could, to the extent such event is not insured, subject the Partnership to substantial expense, including both the cost to comply with applicable regulations and claims by neighboring landowners and other third parties for personal injury and property damage.

 Water

  The Oil Pollution Act ("OPA") was enacted in 1990 and amends provisions of the Federal Water Pollution Control Act of 1972 ("FWPCA") and other statutes as they pertain to prevention and response to oil spills. The OPA subjects owners of facilities to strict, joint and potentially unlimited liability for removal costs and certain other consequences of an oil spill, where such spill is into navigable waters, along shorelines or in the exclusive economic zone of the U.S. In the event of an oil spill into such waters, substantial liabilities could be imposed upon the Partnership. States in which the Partnership operates have also enacted similar laws. Regulations are currently being developed under OPA and state laws that may also impose additional regulatory burdens on the Partnership.

  The FWPCA imposes restrictions and strict controls regarding the discharge of pollutants into navigable waters. Permits must be obtained to discharge pollutants to state and federal waters. The FWPCA imposes substantial potential liability for the costs of removal, remediation and damages. The Partnership believes that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on the Partnership's financial condition or results of operations.

  Some states maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. The Partnership believes that it is in substantial compliance with these state requirements.

 Air Emissions

  The operations of the Partnership are subject to the Federal Clean Air Act and comparable state and local statutes. The Partnership believes that its operations are in substantial compliance with such statutes in all states in which they operate.

  Amendments to the Federal Clean Air Act enacted in late 1990 (the "1990 Federal Clean Air Act Amendments") require or will require most industrial operations in the U.S. to incur capital expenditures in order to meet air emission control standards developed by the Environmental Protection Agency (the "EPA") and state environmental agencies. In addition, the 1990 Federal Clean Air Act Amendments include a new operating permit for major sources ("Title V permits"), which applies to some of the Partnership's facilities. Although no assurances can be given, the Partnership believes implementation of the 1990 Federal Clean Air Act Amendments will not have a material adverse effect on the Partnership's financial condition or results of operations.

 Solid Waste

  The Partnership generates non-hazardous solid wastes that are subject to the requirements of the Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA is considering the adoption of stricter disposal standards for non-hazardous wastes, including oil and gas wastes. RCRA also governs the disposal of hazardous wastes. At present, the Partnership is not required to comply with a substantial portion of the RCRA requirements because the Partnership's operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as "hazardous wastes." Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Such changes in the regulations could result in additional capital expenditures or operating expenses by the Partnership.

 Hazardous Substances

  The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," imposes liability, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of its ordinary operations, the Partnership may generate waste that may fall within CERCLA's definition of a "hazardous substance." The Partnership may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which such hazardous substances have been disposed or released into the environment.

  The Partnership currently owns or leases, and has in the past owned or leased, properties where hydrocarbons are being or have been handled. Although the Partnership has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Partnership or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Partnership's control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the Partnership could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial plugging operations to prevent future contamination.

 OSHA

  The Partnership is also subject to the requirements of the Federal Occupational Safety and Health Act ("OSHA") and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that certain information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. The Partnership believes that its operations are in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances.

 Endangered Species Act

  The Endangered Species Act ("ESA") restricts activities that may affect endangered species or their habitats. While certain facilities of the Partnership are in areas that may be designated as habitat for endangered species, the Partnership believes that it is in substantial compliance with the ESA. However, the discovery of previously unidentified endangered species could cause the Partnership to incur additional costs or operation restrictions or bans in the affected area.

 Hazardous Materials Transportation Requirements

  The DOT regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of oil discharge from onshore oil pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, DOT regulations contain detailed specifications for pipeline operation and maintenance. The Partnership believes that its operations are in substantial compliance with such regulations.

ENVIRONMENTAL REMEDIATION

  During 1997, the All American Pipeline experienced a leak in a segment of its pipeline in California which resulted in an estimated 12,000 barrels of crude oil being released into the soil. Immediate action was taken to repair the pipeline leak, contain the spill and to recover the released crude oil. The Partnership has submitted a remediation plan. Agency approval or disapproval is expected in the first quarter of 1999. If the Partnership's plan is disapproved, a government mandated remediation of the spill could require significant expenditures, currently estimated to approximate $350,000, although no assurance can be given that the actual cost could not exceed such estimate.

  Prior to being acquired by the Partnership's predecessors in 1996, the Ingleside Terminal experienced releases of refined petroleum products into the soil and groundwater underlying the site due to activities on the property. The Partnership has proposed a voluntary state-administered remediation of the contamination on the property, and to determine whether the contamination extends outside the property boundaries. If the Partnership's plan is disapproved, a government mandated remediation of the spill could require more significant expenditures, currently estimated to approximate $250,000, although no assurance can be given that the actual cost could not exceed such estimate. In addition, a portion of any such costs may be reimbursed to the Partnership from Plains Resources. See "Certain Relationships and Related Transactions--Relationship with Plains Resources--Indemnity from the General Partner."

  The Partnership may experience future releases of crude oil into the environment from its pipeline and storage operations, or discover releases that were previously unidentified. While the Partnership maintains an extensive inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any future environmental releases from the All American Pipeline, the SJV Gathering System, the Cushing Terminal, the Ingleside Terminal or other Partnership assets may substantially affect the Partnership's business.

OPERATIONAL HAZARDS AND INSURANCE

  A pipeline may experience damage as a result of an accident or other natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damages and suspension of operations. The Partnership maintains insurance of various types that it considers to be adequate to cover its operations and properties. The insurance covers all of the Partnership's assets in amounts considered reasonable. The insurance policies are subject to deductibles that the Partnership considers reasonable and not excessive. The Partnership's insurance does not cover every potential risk associated with operating pipelines, including the potential loss of significant revenues. Consistent with insurance coverage generally available to the industry, the Partnership's insurance policies provide limited coverage for losses or liabilities relating to pollution, with broader coverage for sudden and accidental occurrences.

  The occurrence of a significant event not fully insured or indemnified against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect the Partnership's operations and financial condition. The Partnership believes that it is adequately insured for public liability and property damage to others with respect to its operations. With respect to all of its coverage, no assurance can be given that the Partnership will be able to maintain adequate insurance in the future at rates it considers reasonable.

TITLE TO PROPERTIES

  The Plains Midstream Subsidiaries will be merged into Plains Resources and Plains Resources will transfer substantially all of the real and personal property formerly owned by the Plains Midstream Subsidiaries to the Partnership without warranty at the same time as the Transactions are consummated. Substantially all of the Partnership's pipelines are constructed on rights-of-way granted by the apparent record owners of such property and in some instances such rights-of-way are revocable at the election of the grantor. In many instances, lands over which rights-of-way have been obtained are subject to prior liens which have not been subordinated to the right-of-way grants. In some cases, not all of the apparent record owners have joined in the right-of-way grants, but in substantially all such cases, signatures of the owners of majority interests have been obtained. Permits have been obtained from public authorities to cross over or under, or to lay facilities in or along water courses, county roads, municipal streets and state highways, and in some instances, such permits are revocable at the election of the grantor. Permits have also been obtained from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor's election. In some cases, property for pipeline purposes was purchased in fee. All of the pump stations are located on property owned in fee or property under long-term leases.

  Some of the leases, easements, rights-of-way, permits and licenses to be transferred to the Partnership require the consent of the grantor of such rights, which in certain instances is a governmental entity. Plains Resources expects to obtain, prior to the closing of this offering, third-party consents, permits and authorizations that will be sufficient to enable them to transfer to the Partnership the assets necessary to enable the Partnership to operate its business in all material respects as described in this Prospectus. With respect to any material consents, permits or authorizations which have not been obtained prior to the closing of this offering, the closing of this offering will not occur unless reasonable bases exist for the General Partner to conclude that such consents, permits or authorizations will be obtained within a reasonable period following the closing, or the failure to obtain such consents, permits or authorizations will have no material adverse effect on the operation of the Partnership's business. If any such consents are not so obtained, Plains Resources will enter into other agreements, or take such other action as may be necessary, in order to ensure that the Partnership has the assets and concomitant rights necessary to enable it to operate the Partnership's business in all material respects as described in this Prospectus.

  Plains Resources initially may continue to hold record title to portions of certain assets as nominee for the benefit of the Partnership until the Partnership has had time to make the appropriate filings and obtain necessary licenses, permits, registrations and rights in the jurisdictions in which such assets are located, and to obtain any consents and approvals that are not obtained prior to the consummation of this offering. Such consents and approvals would include those required by federal and state agencies or political subdivisions. Additionally, in some cases, Plains Resources may, on the basis of expense and difficulty associated with the conveyance of title, retain title, as nominees for the benefit of the Partnership, until a future date. The General Partner believes that there will be no material adverse effect on the business of the Partnership as a result of any of the foregoing circumstances. In none of such circumstances is it anticipated that there will be any material change in the tax treatment of the Partnership or the Common Units resulting from the holding by Plains Resources of title as nominee for the benefit of the Partnership.

  The instruments of transfer from Plains Resources to the Partnership may not be recorded initially, and therefore the real property records in various jurisdictions may reflect record title in Plains Resources. Plains Resources expects to complete the transfer of record title to real property to the Partnership as soon as practicable after the consummation of this offering. Properties acquired by the Partnership after the consummation of this offering generally will be acquired and held of record in the Partnership's name.

  The books and records of the Partnership and Plains Resources will at all times reflect the Partnership's ownership of or beneficial interest in the properties conveyed to if, or held nominally for it, by Plains Resources. However, until record title is held by the Partnership it is possible that real property owned by the Partnership, or by Plains Resources for the benefit of the Partnership, could in some jurisdictions be subject to the claims of Plains Resources creditors. Plains Resources is of the opinion, however, that this presents little, if any, risk for the Partnership.

  In certain states and under certain circumstances, the Partnership has the right of eminent domain to acquire rights-of-way and lands necessary for the operations of the All American Pipeline, a common carrier pipeline.

  The General Partner believes that upon consummation of the Transactions the Partnership will have satisfactory title to all of its assets. Although title to such properties will be subject to encumbrances in certain cases, such as customary interests generally retained in connection with acquisition of real property, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens and minor easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by the Plains Midstream Subsidiaries or the Partnership, the General Partner believes that none of such burdens will materially detract from the value of such properties or from the Partnership's interest therein or will materially interfere with their use in the operation of the Partnership's business.

EMPLOYEES

  To carry out the operations of the Partnership, the General Partner or its affiliates will employ approximately 200 employees. None of such employees of the General Partner is represented by labor unions, and the General Partner considers its employee relations to be good.

LEGAL PROCEEDINGS

  The Partnership is a party to various legal actions that have arisen in the ordinary course of its business. The Partnership does not believe that the resolution of these matters will have a material adverse effect on its financial condition or results of operations.

                                  MANAGEMENT

PARTNERSHIP MANAGEMENT

  The General Partner will manage and operate the activities of the Partnership. The Unitholders will not directly or indirectly participate in the management or operation of the Partnership or have actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Partnership. Notwithstanding any limitation on its obligations or duties, the General Partner will be liable, as general partner of the Partnership, for all debts of the Partnership (to the extent not paid by the Partnership), except to the extent that indebtedness or other obligations incurred by the Partnership are made specifically non-recourse to the General Partner. Whenever possible, the General Partner intends to make any such indebtedness or other obligations non-recourse to the General Partner.

  At least two of the members of the Board of Directors of the General Partner who are neither officers or employees of the General Partner nor directors, officers or employees of any affiliate of the General Partner will serve on the Conflicts Committee, which will have the authority to review specific matters as to which the Board of Directors believes there may be a conflict of interest in order to determine if the resolution of such conflict proposed by the General Partner is fair and reasonable to the Partnership. Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to the Partnership, approved by all partners of the Partnership and not a breach by the General Partner or its Board of Directors of any duties they may owe the Partnership or the Unitholders. See "Conflicts of Interest and Fiduciary Responsibilities--Fiduciary and Other Duties." In addition, the members of the Conflicts Committee will also constitute an Audit Committee which will review the external financial reporting of the Partnership, will recommend engagement of the Partnership's independent public accountants and will review the Partnership's procedures for internal auditing and the adequacy of the Partnership's internal accounting controls. The members of the Conflicts Committee will also serve on the Compensation Committee, which will oversee compensation decisions for the officers of the General Partner as well as the compensation plans described below. See "--Long Term Incentive Plan" and "--Management Incentive Plan."

  As is commonly the case with publicly traded limited partnerships, the Partnership will not directly employ any of the persons responsible for managing or operating the Partnership. In general, the current management of Plains Resources will manage and operate the Partnership's business as officers and employees of the General Partner and its affiliates.

  Certain officers of the General Partner may spend a substantial amount of time managing the business and affairs of Plains Resources and its other affiliates and may face a conflict regarding the allocation of their time between the Partnership and Plains Resources' other business interests. The General Partner intends to cause its officers to devote as much time to the management of the Partnership as is necessary for the proper conduct of its business and affairs.

DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER

  The following table sets forth certain information with respect to the executive officers and members of the Board of Directors of the General Partner. Executive officers and directors are elected for one-year terms.

            NAME             AGE          POSITION WITH GENERAL PARTNER
            ----             ---          -----------------------------
Greg L. Armstrong...........  40 Chairman of the Board, Chief Executive Officer
                                  and Director
Harry N. Pefanis............  41 President, Chief Operating Officer and Director
Phillip D. Kramer...........  42 Executive Vice President and Chief Financial
                                  Officer
George R. Coiner............  47 Senior Vice President
Michael R. Patterson........  50 Senior Vice President, General Counsel and
                                  Secretary
Cynthia A. Feeback..........  41 Treasurer
Robert V. Sinnott...........  49 Director

  Greg L. Armstrong has been President, Chief Executive Officer and Director of Plains Resources since 1992. He previously served Plains Resources as:
President and Chief Operating Officer from October to December 1992; Executive Vice President and Chief Financial Officer from June to October 1992; Senior Vice President and Chief Financial Officer from 1991 to 1992; Vice President and Chief Financial Officer from 1984 to 1991; Corporate Secretary from 1981 to 1988; and Treasurer from 1984 to 1987.

  Harry N. Pefanis has been Executive Vice President--Midstream of Plains Resources since May 1998. He previously served Plains Resources as: Senior Vice President from February 1996 until May 1998; Vice President--Products Marketing from 1988 to February 1996; Manager of Products Marketing from 1987 to 1988; and Special Assistant for Corporate Planning from 1983 to 1987. Mr. Pefanis is also President of the Plains Midstream Subsidiaries.

  Phillip D. Kramer has been Executive Vice President, Chief Financial Officer and Treasurer of Plains Resources since May 1998. He previously served Plains Resources as: Senior Vice President, Chief Financial Officer and Treasurer from May 1997 until May 1998; Vice President, Chief Financial Officer and Treasurer from 1992 to 1997; Vice President and Treasurer from 1988 to 1992; Treasurer from 1987 to 1988; and Controller from 1983 to 1987.

  George R. Coiner has been Vice President of Plains Marketing &
Transportation Inc., a Plains Midstream Subsidiary, since November 1995. Prior to joining Plains Marketing & Transportation Inc., he was Senior Vice President, Marketing with Scurlock Permian Corp.

  Michael R. Patterson has been Vice President, General Counsel and Secretary of Plains Resources since 1988. He previously served Plains Resources as Vice President and General Counsel from 1985 to 1988.

  Cynthia A. Feeback has been Assistant Treasurer and Controller of Plains Resources since May 1998. She previously served Plains Resources as Controller and Principal Accounting Officer from 1993 to 1998; Controller from 1990 to 1993; and Accounting Manager from 1988 to 1990.

  Robert V. Sinnott has been Senior Vice President of Kayne Anderson Investment Management, Inc. (an investment management firm) since 1992. He was Vice President and Senior Securities Officer of the Investment Banking Division of Citibank from 1986 to 1992. He is also a director of Plains Resources and Glacier Water Services, Inc. (a vended water company).

  Shortly after the consummation of the transactions, the General Partner will add two directors, who will be neither owners, officers, nor employees of the General Partner nor officers, directors or employees, of any affiliate of the General Partner. These two additional directors will be appointed to the Conflicts Committee, Audit Committee and Compensation Committee.

REIMBURSEMENT OF EXPENSES OF THE GENERAL PARTNER AND ITS AFFILIATES

  The General Partner will not receive any management fee or other compensation in connection with its management of the Partnership. The General Partner and its affiliates, including Plains Resources, performing services for the Partnership will be reimbursed for all expenses incurred on behalf of the Partnership, including the costs of employee, officer and director compensation and benefits properly allocable to the Partnership, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership. The Partnership Agreement provides that the General Partner will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion.

EXECUTIVE COMPENSATION

  The Partnership and the General Partner were formed in September and February of 1998, respectively. Accordingly, the General Partner paid no compensation to its directors and officers with respect to fiscal 1997, nor did any obligations accrue in respect of management incentive or retirement benefits for the directors and officers with respect to such year. Officers and employees of the General Partner may participate in employee benefit plans and arrangements sponsored by the General Partner or its affiliates, including plans which may be established by the General Partner or its affiliates in the future.

  In addition to the grants made under the Restricted Unit Plan described below, the General Partner has agreed to transfer approximately 324,000 of its Common Units to certain key employees of the General Partner. Generally, approximately 72,000 of such Common Units will vest in each of the years ending December 31, 1999, 2000 and 2001 if the Operating Surplus generated in such year exceeds the amount necessary to pay the Minimum Quarterly Distribution on all outstanding Common Units and the related distribution on the general partner interest. If a tranche of Common Units does not vest in a particular year, such Common Units will vest at the time the Common Unit Arrearages for such year have been paid. In addition, approximately 36,000 of such Common Units will vest in each of the years ending December 31, 1999, 2000 and 2001 if the Operating Surplus generated in such year exceeds the amount necessary to pay the Minimum Quarterly Distribution on all outstanding Common Units and Subordinated Units and the related distribution on the general partner interest. Any Common Units remaining unvested shall vest upon, and in the same proportion as, the conversion of Subordinated Units. The compensation expense incurred in connection with these grants will not be allocated to the Partnership. Of the 324,000 Common Units, 75,000 will be allocated to Mr. Pefanis and 50,000 will be allocated to Mr. Coiner.

EMPLOYMENT AGREEMENT

  In connection with the consummation of the Transactions, Mr. Pefanis will enter into an employment agreement with Plains Resources. The summary of the employment agreement which follows does not purport to be complete and is qualified in its entirety by reference to the form of employment agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  Pursuant to the employment agreement, Mr. Pefanis will serve as President and Chief Operating Officer of the General Partner as well as an Executive Vice President of Plains Resources. The employment agreement provides that Mr. Pefanis will be responsible for the overall operations of the General Partner and the marketing operations of Plains Resources. The employment agreement provides that Plains Resources will not require Mr. Pefanis to engage in activities that materially detract from his duties and responsibilities as an officer of the General Partner.

  The employment agreement will have an initial term of three years subject to annual extensions and will include confidentiality, nonsolicitation and noncompete provisions, which, in general, will continue for 24 months following Mr. Pefanis' termination of employment.

  The agreement will provide for an annual base salary of $235,000, subject to such increases as the Board of Directors of Plains Resources may authorize from time to time. In addition, Mr. Pefanis will be eligible to receive an annual cash bonus to be determined by the Board of Directors of Plains Resources. Mr. Pefanis will participate in the Long-Term Incentive Plan of the General Partner as described below. Mr. Pefanis will also be entitled to participate in such other benefit plans and programs as the General Partner may provide for its employees in general.

  Upon a Change in Control of Plains Resources or a Marketing Operations Disposition (as such terms are defined in the employment agreement), the term of the employment agreement will be automatically extended for three years and if Mr. Pefanis' employment is terminated during the one-year period following either event by him for a Good Reason or by Plains Resources other than for death, disability or Cause (as such terms are defined in the employment agreement), he will be entitled to a lump sum severance amount equal to three times the sum of (i) his highest rate of annual base salary and (ii) the largest annual bonus paid during the three preceding years.

LONG-TERM INCENTIVE PLAN

  The General Partner has adopted the Plains All American Inc. 1998 Long-Term Incentive Plan (the "Long-Term Incentive Plan") for employees and directors of the General Partner and its affiliates who perform services for the Partnership. The summary of the Long-Term Incentive Plan contained herein does not purport to be complete and is qualified in its entirety by reference to the Long-Term Incentive Plan, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Long-Term Incentive Plan consists of two components, a restricted unit plan (the "Restricted Unit Plan") and a unit option plan (the "Unit Option Plan"). The Long-Term Incentive Plan currently permits the grant of Restricted Units and Unit Options covering an aggregate of 975,000 Common Units. The plan will be administered by the Compensation Committee of the General Partner's Board of Directors.

  Restricted Unit Plan. A Restricted Unit is a "phantom" unit that entitles the grantee to receive a Common Unit upon the vesting of the phantom unit. Management currently estimates that an aggregate of approximately 500,000 Restricted Units will be granted upon consummation of the Transactions to employees of the General Partner. Upon consummation of the Transactions, it is expected that approximately 60,000 Restricted Units will be granted to Mr. Pefanis, approximately 30,000 Restricted Units will be granted to Mr. Coiner and approximately 410,000 Restricted Units will be granted to various non-officer employees. The Compensation Committee may, in the future, determine to make additional grants under such plan to employees and directors containing such terms as the Compensation Committee shall determine. In general, Restricted Units granted to employees during the Subordination Period will vest only upon, and in the same proportions as, the conversion of the Subordinated Units to Common Units. Grants made to non-employee directors of the General Partner will be eligible to vest prior to termination of the Subordination Period.

  If a grantee terminates employment or membership on the Board for any reason, the grantee's Restricted Units will be automatically forfeited unless, and to the extent, the Compensation Committee provides otherwise. Common Units to be delivered upon the "vesting" of rights may be Common Units acquired by the General Partner in the open market, Common Units already owned by the General Partner, Common Units acquired by the General Partner directly from the Partnership or any other person, or any combination of the foregoing. The General Partner will be entitled to reimbursement by the Partnership for the cost incurred in acquiring such Common Units. If the Partnership issues new Common Units upon vesting of the Restricted Units, the total number of Common Units outstanding will increase. Following the Subordination Period, the Compensation Committee, in its discretion, may grant tandem distribution equivalent rights with respect to Restricted Units.

  The issuance of the Common Units pursuant to the Restricted Unit Plan is intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of the Common Units. Therefore, no consideration will be payable by the plan participants upon receipt of the Common Units and the Partnership will receive no remuneration for such Units.

  Unit Option Plan. The Unit Option Plan currently permits the grant of options ("Unit Options") covering Common Units. No grants will initially be made under the Unit Option Plan. The Compensation Committee may, in the future, determine to make grants under such plan to employees and directors containing such terms as the Committee shall determine.

  Unit Options will have an exercise price equal to fair market value on the date of grant. Unit Options granted during the Subordination Period will become exercisable automatically upon, and in the same proportions as, the conversion of the Subordinated Units to Common Units, unless a later vesting date is provided.

  Upon exercise of a Unit Option, the General Partner will acquire Common Units in the open market at a price equal to the then-prevailing price on the principal national securities exchange upon which the Common Units are then traded, or directly from the Partnership or any other person, or use Common Units already owned by the General Partner, or any combination of the foregoing. The General Partner will be entitled to reimbursement by the Partnership for the difference between the cost incurred by the General Partner in acquiring such Common Units and the proceeds received by the General Partner from an optionee at the time of exercise. Thus, the cost of the Unit Options will be borne by the Partnership. If the Partnership issues new Common Units upon exercise of the Unit Options, the total number of Common Units outstanding will increase, and the General Partner will remit, the proceeds it received from the optionee upon exercise of the Unit Option to the Partnership.

  The Unit Option Plan has been designed to furnish additional compensation to employees and directors and to align their economic interests with those of Common Unitholders.

  The General Partner's Board of Directors in its discretion may terminate the Long-Term Incentive Plan at any time with respect to any Common Units for which a grant has not theretofore been made. The General Partner's Board of Directors will also have the right to alter or amend the Long-Term Incentive Plan or any part thereof from time to time, including increasing the number of Common Units with respect to which awards may be granted; provided, however, that no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of such participant.

MANAGEMENT INCENTIVE PLAN

  The General Partner has adopted the Plains All American Inc. Management Incentive Plan (the "Management Incentive Plan"). The Management Incentive Plan is designed to enhance the financial performance of the General Partner's key employees by rewarding them with cash awards for achieving quarterly and/or annual financial performance objectives. The Management Incentive Plan will be administered by the Compensation Committee. Individual participants and payments, if any, for each fiscal quarter and year will be determined by and in the discretion of the Compensation Committee. Any incentive payments will be at the discretion of the Compensation Committee, and the General Partner will be able to amend or change the Management Incentive Plan at any time. The General Partner will be entitled to reimbursement by the Partnership for payments and costs incurred under the plan.

COMPENSATION OF DIRECTORS

  No additional remuneration will be paid to officers or employees of the General Partner who also serve as directors. The General Partner anticipates that each independent director will receive a combination of cash and Units for attending meetings of the Board of Directors as well as committee meetings. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees thereof. Each director will be fully indemnified by the Partnership for his actions associated with being a director to the extent permitted under Delaware law.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth the beneficial ownership of Units that will be issued upon the consummation of the Transactions and held by beneficial owners of 5% or more of the Units, by directors of the General Partner and by all directors and executive officers of the General Partner as a group.

                                         PERCENTAGE OF              PERCENTAGE OF  PERCENTAGE
                             COMMON         COMMON     SUBORDINATED SUBORDINATED    OF TOTAL
                          UNITS TO BE     UNITS TO BE  UNITS TO BE   UNITS TO BE  UNITS TO BE
                          BENEFICIALLY   BENEFICIALLY  BENEFICIALLY BENEFICIALLY  BENEFICIALLY
NAME OF BENEFICIAL OWNER     OWNED           OWNED        OWNED         OWNED        OWNED
------------------------  ------------   ------------- ------------ ------------- ------------
Plains Resources
 Inc.(1)................   6,817,391         34.8%      9,800,000        100%         56.5%
Plains All American
 Inc.(2)................   6,817,391(3)      34.8%      9,800,000        100%         56.5%
Greg L. Armstrong(2)....      15,000(4)         *              --         --             *
Harry N. Pefanis(2).....      10,000(4)         *              --         --             *
Phillip D. Kramer.......       5,000(4)         *              --         --             *
George R. Coiner........          --           --              --         --            --
Michael R. Patterson....       5,000(4)         *              --         --             *
Cynthia A. Feeback......          --           --              --         --            --
Robert V. Sinnott.......          --           --              --         --            --
All directors and
 executive officers as a
 group (7 persons)......      35,000            *              --         --            --

--------

*  Less than one percent.
(1) Plains Resources Inc. is the sole stockholder of Plains All American Inc., the General Partner. The address of Plains Resources Inc. is 500 Dallas, Suite 700, Houston, Texas 77002.

(2) The address of Plains All American Inc. is 500 Dallas, Suite 700, Houston, Texas 77002. If the over-allotment option is exercised, the General Partner and its affiliates will own 4,900,000 Common Units, representing 25% of the outstanding Common Units and, together with its Subordinated Units, 50% of the total outstanding Units. The record holder of such Common Units and Subordinated Units is PAAI L.L.C., a wholly-owned subsidiary of Plains All American Inc., whose address is 500 Dallas, Suite 700, Houston, Texas 77002.

(3) Includes 324,000 Common Units to be transferred to certain employees of the General Partner upon consummation of the Transactions, subject to certain vesting conditions. See "Management--Executive Compensation."

(4) Represent shares expected to be purchased by such officers in the offering.

  The following table sets forth the beneficial ownership of Plains Resources common stock, par value $.10 per share (the "Plains Resources Common Stock"), held by directors and executive officers of the General Partner as of October 31, 1998.

                                                               SHARES    PERCENT
                                                            BENEFICIALLY   OF
NAME OF BENEFICIAL OWNER                                      OWNED(1)    CLASS
------------------------                                    ------------ -------
Greg L. Armstrong..........................................   227,901      1.3%
Phillip D. Kramer..........................................   118,352        *
Harry N. Pefanis...........................................   107,947        *
George R. Coiner...........................................     9,637        *
Michael R. Patterson.......................................   121,504        *
Cynthia A. Feeback.........................................    35,182        *
Robert V. Sinnott(2).......................................    67,972        *
Directors and Executive Officers as a group (7 persons)....   688,033      3.9%

--------
*  Less than one percent.
(1) Includes both outstanding shares of Plains Resources Common Stock and shares of Plains Resources Common Stock such person has the right to acquire within 60 days after the date of this Prospectus by exercise of outstanding stock options. Shares subject to exercisable stock options include 224,250 for Mr. Armstrong; 8,750 for Mr. Coiner; 113,250 for Mr. Kramer; 34,250 for Ms. Feeback; 114,000 for Mr. Patterson; 106,500 for Mr. Pefanis; and 35,000 for Mr. Sinnott.
(2) Includes 27,777 shares of Plains Resources Common Stock issuable upon the conversion of 1,000 shares of Plains Resources Series E Cumulative Convertible Preferred Stock.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RIGHTS OF THE GENERAL PARTNER

  After this offering, the General Partner and its affiliates will own 6,817,391 Common Units and 9,800,000 Subordinated Units, representing an aggregate 55.4% limited partner interest in the Partnership (49.0% if the Underwriters' over-allotment option is exercised in full). In addition, the General Partner will own an aggregate 2% general partner interest in the Partnership and the Operating Partnership on a combined basis. Through the General Partner's ability, as general partner, to manage and operate the Partnership and the ownership of 6,817,391 Common Units and all of the outstanding Subordinated Units by the General Partner and its affiliates (effectively giving the General Partner the ability to veto certain actions of the Partnership), the General Partner will have the ability to control the management of the Partnership.

AGREEMENTS GOVERNING THE TRANSACTIONS

  In connection with the Transactions, the Partnership, the Operating Partnership, the General Partner and certain other parties will enter into the various documents and agreements that will effect the Transactions, including the vesting of assets in, and the assumption of liabilities by, the Operating Partnership, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations, and there can be no assurance that they, or that any of the transactions provided for therein, will be effected on terms at least as favorable to the parties to such agreements as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with the Transactions, including the expenses associated with vesting assets into the Operating Partnership, will be paid from the proceeds of this offering. See "Business-- Title to Properties."

RELATIONSHIP WITH PLAINS RESOURCES

 General

  The Partnership will have extensive ongoing relationships with Plains Resources. These relationships will include (i) Plains Resources' wholly owned subsidiary, Plains All American Inc., serving as General Partner of the Partnership, (ii) the Omnibus Agreement, providing for the resolution of certain conflicts arising from the conduct of the Partnership and Plains Resources of related businesses (see "Conflicts of Interest and Fiduciary Responsibilities--Conflicts of Interest--The General Partner's Affiliates May Compete with the Partnership Under Certain Circumstances") and for the General Partner's indemnification of the Partnership for certain matters and (iii) the Marketing Agreement with Plains Resources, providing for the marketing of Plains Resources' crude oil production. See "Business--Terminalling and Storage Activities and Gathering and Marketing Activities."

 Transactions with Affiliates

  The Plains Midstream Subsidiaries have marketed crude oil production of Plains Resources, its subsidiaries and its royalty owners. The Plains Midstream Subsidiaries paid approximately $101.2 million, $100.5 million and $43.8 million for the purchase of these products for the years ended December 31, 1997, 1996 and 1995, respectively. In management's opinion, such purchases were made at prevailing market rates. The Plains Midstream Subsidiaries did not recognize a profit on the sale of the crude oil purchased from Plains Resources.

  Plains Resources allocated certain general and administrative expenses to the Plains Midstream Subsidiaries during 1997, 1996 and 1995. The types of indirect expenses allocated to the Plains Midstream Subsidiaries during this period were office rent, utilities, telephone services, data processing services, office supplies and equipment maintenance. Direct expenses allocated by Plains Resources were primarily salaries and benefits of employees engaged in the business activities of the Plains Midstream Subsidiaries.


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

 Indemnity from the General Partner

  In connection with the acquisition of the All American Pipeline and the SJV Gathering System, Wingfoot agreed to indemnify the General Partner for certain environmental and other liabilities. The indemnity is subject to limits of (i) $10 million with respect to matters of corporate authorization and title to shares, (ii) $21.5 million with respect to condition of rights of way, lease rights and undisclosed liabilities and litigation and (iii) $30 million with respect to environmental liabilities resulting from certain undisclosed and pre-existing conditions. Wingfoot has no liability, however, until the aggregate amount of losses, with respect to each such limit, is in excess of $1 million. The indemnities will remain in effect for a two year period after the date of the acquisition, with the exception of the environmental indemnity, which will remain in effect for a period of three years after the date of the Acquisition. The environmental indemnity is also subject to certain sharing ratios which change based on whether the claim is made in the first, second or third year of the indemnity as well as the amount of such claim. The Partnership has also agreed to be solely responsible for the cumulative aggregate amount of losses resulting from the oil leak from the All American Pipeline to the extent such losses do not exceed $350,000. Any costs in excess of $350,000 will be applied to the $1 million deductible for the Wingfoot environmental indemnity. The General Partner has agreed to indemnify the Partnership for environmental and other liabilities to the extent it is indemnified by Wingfoot.

  Plains Resources has agreed to indemnify the Partnership for environmental liabilities related to the assets of the Plains Midstream Subsidiaries transferred to the Partnership that arose prior to closing and are discovered within three years after closing (excluding liabilities resulting from a change in law after closing). Plains Resources' indemnification obligation is capped at $3 million (including up to $500,000 of reserves included in the Partnership's working capital at closing).

             CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

CONFLICTS OF INTEREST

  Certain conflicts of interest exist and may arise in the future as a result of the relationships between the General Partner and Plains Resources, its sole stockholder, and its other affiliates, on the one hand, and the Partnership and its limited partners, on the other hand. The directors and officers of the General Partner have fiduciary duties to manage the General Partner, including its investments in its subsidiaries and affiliates, in a manner beneficial to Plains Resources. At the same time, the General Partner has a fiduciary duty to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The Partnership Agreement contains certain provisions that allow the General Partner to take into account the interests of parties in addition to the Partnership in resolving conflicts of interest, thereby limiting its fiduciary duty to the Unitholders, as well as provisions that may restrict the remedies available to Unitholders for actions taken that might, without such limitations, constitute breaches of fiduciary duty. The duty of the directors and officers of the General Partner to Plains Resources may, therefore, come into conflict with the duties of the General Partner to the Partnership and the Unitholders. The Conflicts Committee of the Board of Directors of the General Partner will, at the request of the General Partner, review conflicts of interest that may arise between the General Partner, Plains Resources or its other affiliates, on the one hand, and the Partnership, on the other. See "--Fiduciary and Other Duties" and "Management--Partnership Management."

  The fiduciary obligations of general partners is a developing area of law. The provisions of the Delaware Act that allow the fiduciary duties of a general partner to be waived or restricted by a partnership agreement have not been resolved in a court of law, and the General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict fiduciary duties of the General Partner. Unitholders should consult their own legal counsel concerning the fiduciary responsibilities of the General Partner and its officers and directors and the remedies available to the Unitholders.

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

  Conflicts of interest could arise with respect to the situations described below, among others:

 Certain Actions Taken by the General Partner May Affect the Amount of Cash Available for Distribution to Unitholders or Accelerate the Conversion of Subordinated Units

  Decisions of the General Partner with respect to the amount and timing of asset purchases and sales, cash expenditures, borrowings, issuances of additional Units and the creation, reduction or increase of reserves in any quarter will affect whether, or the extent to which, there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distributions Levels on all Units in a given quarter or in subsequent quarters. The Partnership Agreement provides that any borrowings by the Partnership or the approval thereof by the General Partner shall not constitute a breach of any duty owed by the General Partner to the Partnership or the Unitholders, including borrowings that have the purpose or effect, directly or indirectly, of enabling the General Partner and its affiliates to receive distributions on any Units held by them or the Incentive Distributions or hasten the expiration of the Subordination Period or the conversion of the Subordinated Units into Common Units. The Partnership Agreement provides that the Partnership and the Operating Partnership may borrow funds from the General Partner and its affiliates. The General Partner and its affiliates may not borrow funds from the Partnership or the Operating Partnership. Furthermore, any actions taken by the General Partner consistent with the standards of reasonable discretion set forth in the definitions of Available Cash, Operating Surplus and Capital Surplus will be deemed not to constitute a breach of any duty of the General Partner to the Partnership or the Unitholders.

 The Partnership Will Not Have Any Employees and Will Rely on the Employees of the General Partner and Its Affiliates

  The Partnership will not have any officers or employees and will rely solely on officers and employees of the General Partner and its affiliates. Affiliates of the General Partner will conduct business and activities of their own in which the Partnership will have no economic interest. If such separate activities of the affiliates of the General Partner are significantly greater than the activities of the Partnership, there could be material competition between the Partnership and General Partner for the time and effort of the officers and employees who provide services to the General Partner. Certain of the officers of the General Partner, who will provide services to the Partnership, will not be required to work full time on the affairs of the Partnership. Such officers may devote significant time to the affairs of the General Partner's affiliates and will be compensated by these affiliates for the services rendered to them. There may be significant conflicts between the Partnership and affiliates of the General Partner regarding the availability of such officers of the General Partner to manage the Partnership.

 The Partnership Will Reimburse the General Partner and Its Affiliates for Certain Expenses

  Under the terms of the Partnership Agreement, the Partnership will reimburse the General Partner and its affiliates for costs incurred in managing and operating the Partnership, including costs incurred in rendering corporate staff and support services to the Partnership. The Partnership Agreement provides that the General Partner will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. See "Management--Reimbursement of Expenses of the General Partner and its Affiliates."

 The General Partner Intends to Limit its Liability With Respect to the Partnership's Obligations

  Whenever possible, the General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto having no recourse against the General Partner or its assets. The Partnership Agreement provides that any action by the General Partner in so limiting the liability of the General Partner or that of the Partnership will not be deemed to be a breach of the General Partner's fiduciary duties, even if the Partnership could have obtained more favorable terms without such limitation on liability.

 Common Unitholders Will Have No Right to Enforce Obligations of the General Partner and Its Affiliates Under Agreements with the Partnership

  Any agreements between the Partnership, on the one hand, and the General Partner and its affiliates, on the other, will not grant to the Unitholders, separate and apart from the Partnership, the right to enforce the obligations of the General Partner and such affiliates in favor of the Partnership. Therefore, the General Partner, in its capacity as the general partner of the Partnership, will be primarily responsible for enforcing such obligations.

 Contracts Between the Partnership, on the One Hand, and the General Partner and Its Affiliates, on the Other, Will Not be the Result of Arm's-Length Negotiations

  Under the terms of the Partnership Agreement, the General Partner is not restricted from causing the Partnership to pay the General Partner or its affiliates for any services rendered or entering into additional contractual arrangements with any of such entities on behalf of the Partnership, provided such services or contractual agreements are on terms fair and reasonable to the Partnership. See "--Fiduciary and Other Duties." Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations. All of such transactions entered into after the sale of the Common Units offered in this offering are to be on terms which are fair and reasonable to the Partnership, provided that any transaction shall be deemed fair and reasonable if (i) such transaction is approved by the Conflicts Committee, (ii) its terms are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), the transaction is fair to the Partnership. The General Partner and its affiliates will have no obligation to permit the Partnership to use any facilities or assets of the General Partner and such affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation of the General Partner and its affiliates to enter into any such contracts.

 Common Units are Subject to the General Partner's Limited Call Right

  The General Partner may exercise its right to call and purchase Common Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Partnership. The General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise such right. As a consequence, a Common Unitholder may have his Common Units purchased from him even though he may not desire to sell them, and the price paid may be less than the amount the holder would desire to receive upon sale of his Common Units. For a description of such right, see "The Partnership Agreement--Limited Call Right."

 The Partnership May Retain Separate Counsel for Itself or for the Holders of Common Units; Advisors Retained by the Partnership for this Offering Have Not Been Retained to Act for Holders of Common Units

  The Common Unitholders have not been represented by counsel in connection with the preparation of the Partnership Agreement or other agreements referred to herein or in establishing the terms of this offering. The attorneys, independent public accountants and others who have performed services for the Partnership in connection with this offering have been retained by the General Partner, its affiliates and the Partnership and may continue to be retained by the General Partner, its affiliates and the Partnership after this offering. Attorneys, independent public accountants and others who will perform services for the Partnership in the future will be selected by the General Partner or the Conflicts Committee and may also perform services for the General Partner and its affiliates. The Partnership may retain separate counsel for itself or the holders of Common Units in the event of a conflict of interest arising between the General Partner and its affiliates, on the one hand, and the Partnership or the holders of Common Units, on the other, after the sale of the Common Units offered hereby, depending on the nature of such conflict, but it does not intend to do so in most cases.

 The General Partner's Affiliates May Compete with the Partnership Under Certain Circumstances

  The Partnership Agreement provides that the General Partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in the Partnership. Except as provided in the Partnership Agreement and the "Omnibus Agreement" to be entered into among the Partnership, the Operating Partnership, the General Partner and Plains Resources, affiliates of the General Partner will not be prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Partnership. The Omnibus Agreement provides that, so long as the General Partner is an affiliate of Plains Resources, neither Plains Resources nor any of its affiliates (other than the General Partner and the Partnership and their controlled affiliates) (a "Plains Entity") will engage in or acquire any business engaged in the following activities (a "Restricted Business"): (a) crude oil storage, terminalling and gathering activities in the lower 48 states for any party other than a Plains Entity or the Partnership, (b) marketing activities, and
(c) transportation of crude oil by pipeline in the lower 48 states for any party other than a Plains Entity or the Partnership. Notwithstanding the foregoing, a Plains Entity may engage in a Restricted Business if:

      (i) The Restricted Business was engaged in by the Plains Entity at the closing of this offering.

      (ii) The Restricted Business is conducted pursuant to and in accordance with the terms of the Marketing Agreement or any other arrangement entered into with the Partnership with the concurrence of the Conflicts Committee.

      (iii) The value of the assets acquired in a transaction that comprise a Restricted Business does not exceed $10 million.

      (iv) The value of the assets acquired in a transaction that comprise a Restricted Business exceeds $10 million and the General Partner (with the concurrence of the Conflicts Committee) has elected not to cause the Partnership to pursue such opportunity.

  Except as provided in the Omnibus Agreement, a Plains Entity will be free to engage in any type of business activity whatsoever, including those that may be in direct competition with the Partnership. The Omnibus Agreement may not be amended without the concurrence of the Conflicts Committee.

  The Omnibus Agreement may be terminated by Plains Resources upon a "change of control" of Plains Resources. A "change of control" will be deemed to occur upon (i) the sale of substantially all of the assets of Plains Resources, (ii) the acquisition of more than 50% of the outstanding common equity of Plains Resources by any entity or (iii) the consummation of a merger following which the holders of Plains Resources' voting securities hold less than 50% of the voting securities of the surviving entity. Accordingly, in the event of a "change of control" of Plains Resources, the owner of the General Partner will not be restricted from engaging in businesses which compete directly with the Partnership. A sale or transfer of the general partner interest or capital stock of the General Partner will result in the purchaser or transferee being bound by the noncompetition provisions of the Omnibus Agreement.

FIDUCIARY AND OTHER DUTIES

  The General Partner will be accountable to the Partnership and the Unitholders as a fiduciary. Consequently, the General Partner must exercise good faith and integrity in handling the assets and affairs of the Partnership. In contrast to the relatively well-developed law concerning fiduciary duties owed by officers and directors to the shareholders of a corporation, the law concerning the duties owed by a general partner to other partners and to partnerships is relatively undeveloped. Neither the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") nor case law defines with particularity the fiduciary duties owed by a general partner to limited partners or a limited partnership, but the Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties that might otherwise be applied by a court in analyzing the standard of duty owed by a general partner to limited partners and the partnership.

  Fiduciary duties are generally considered to include an obligation to act with the highest good faith, fairness and loyalty. Such duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction as to which it has a conflict of interest. In order to induce the General Partner to manage the business of the Partnership, the Partnership Agreement, as permitted by the Delaware Act, contains various provisions intended to have the effect of restricting the fiduciary duties that might otherwise be owed by the General Partner to the Partnership and its partners and waiving or consenting to conduct by the General Partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law.

  The Partnership Agreement provides that in order to become a limited partner of the Partnership, a holder of Common Units is required to agree to be bound by the provisions thereof, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against such person.

  The Partnership Agreement provides that whenever a conflict arises between the General Partner or its affiliates, on the one hand, and the Partnership or any other partner, on the other, the General Partner shall resolve such conflict. The General Partner in general shall not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership, and any resolution shall conclusively be deemed to be fair and reasonable to the Partnership if such resolution is (i) approved by the Conflicts Committee (although no party is obligated to seek such approval and the General Partner may adopt a resolution or course of action that has not received such approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). In resolving such conflict, the General Partner may (unless the resolution is specifically provided for in the Partnership Agreement) consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices or historical dealings with a particular person or entity and, if applicable, generally accepted accounting practices or principles and such other factors as its deems relevant. Thus, unlike the strict duty of a fiduciary who must act solely in the best interests of his beneficiary, the Partnership Agreement permits the General Partner to consider the interests of all parties to a conflict of interest, including the interests of the General Partner. In connection with the resolution of any conflict that arises, unless the General Partner has acted in bad faith, the action taken by the General Partner shall not constitute a breach of the Partnership Agreement, any other agreement or any standard of care or duty imposed by the Delaware Act or other applicable law. The Partnership Agreement also provides that in certain circumstances the General Partner may act in its sole discretion, in good faith or pursuant to other appropriate standards.

  The Delaware Act provides that a limited partner may institute legal action on behalf of the partnership (a partnership derivative action) to recover damages from a third party where the general partner has refused to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, the statutory or case law of certain jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners (a class action) to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

  The Partnership Agreement also provides that any standard of care and duty imposed thereby or under the Delaware Act or any applicable law, rule or regulation will be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner and its officers and directors to act under the Partnership Agreement or any other agreement contemplated therein and to make any decisions pursuant to the authority prescribed in the Partnership Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership. Further, the Partnership Agreement provides that the General Partner and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith.

  In addition, under the terms of the Partnership Agreement, the Partnership is required to indemnify the General Partner and its officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe their conduct was unlawful. See "The Partnership Agreement--Indemnification." Thus, the General Partner could be indemnified for its negligent acts if it met such requirements concerning good faith and the best interests of the Partnership.

                        DESCRIPTION OF THE COMMON UNITS

  Upon consummation of this offering, the Common Units will be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and the Partnership will be subject to the reporting and certain other requirements of the Exchange Act. The Partnership will be required to file periodic reports containing financial and other information with the Securities and Exchange Commission (the "Commission").

  Purchasers of Common Units in this offering and subsequent transferees of Common Units (or their brokers, agents or nominees on their behalf) who wish to become Unitholders of record will be required to execute Transfer Applications, the form of which is included as Appendix B to this Prospectus, before the purchase or transfer of such Common Units will be registered on the records of the Transfer Agent and before cash distributions or federal income tax allocations can be made to the purchaser or transferee. The Partnership will be entitled to treat the nominee holder of a Common Unit as the absolute owner thereof, and the beneficial owner's rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

THE UNITS

  The Common Units and the Subordinated Units represent limited partner interests in the Partnership, which entitle the holders thereof to participate in Partnership distributions and exercise the rights or privileges available to limited partners under the Partnership Agreement. For a description of the relative rights and preferences of holders of Common Units and Subordinated Units in and to Partnership distributions, together with a description of the circumstances under which Subordinated Units may convert into Common Units, see "Cash Distribution Policy" and "Description of Subordinated Units." For a description of the rights and privileges of limited partners under the Partnership Agreement, see "The Partnership Agreement."

TRANSFER AGENT AND REGISTRAR

  Duties. American Stock Transfer & Trust Company will serve as registrar and transfer agent (the "Transfer Agent") for the Common Units and will receive a fee from the Partnership for serving in such capacities. All fees charged by the Transfer Agent for transfers of Common Units will be borne by the Partnership and not by the holders of Common Units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a Common Unit and other similar fees or charges will be borne by the affected holder. There will be no charge to holders for disbursements of the Partnership's cash distributions. The Partnership will indemnify the Transfer Agent, its agents and each of their respective shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in respect of its activities as such, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

  Resignation or Removal. The Transfer Agent may at any time resign, by notice to the Partnership, or be removed by the Partnership, such resignation or removal to become effective upon the appointment by the Partnership of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, the General Partner is authorized to act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

  Until a Common Unit has been transferred on the books of the Partnership, the Partnership and the Transfer Agent, notwithstanding any notice to the contrary, may treat the record holder thereof as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. The transfer of the Common Units to persons that purchase directly from the Underwriters will be accomplished through the completion, execution and delivery of a Transfer Application by such investor in connection with such Common Units. Any subsequent transfers of a Common Unit will not be recorded by the Transfer Agent or recognized by the Partnership unless the transferee executes and delivers a Transfer Application. By executing and delivering a Transfer Application (the form of which is set forth as Appendix B to this Prospectus and which is also set forth on the reverse side of the certificates representing the Common Units), the transferee of Common Units (i) becomes the record holder of such Common Units and shall constitute an assignee until admitted into the Partnership as a substitute limited partner, (ii) automatically requests admission as a substituted limited partner in the Partnership, (iii) agrees to be bound by the terms and conditions of, and executes, the Partnership Agreement, (iv) represents that such transferee has the capacity, power and authority to enter into the Partnership Agreement, (v) grants powers of attorney to officers of the General Partner and any liquidator of the Partnership as specified in the Partnership Agreement and (vi) makes the consents and waivers contained in the Partnership Agreement. An assignee will become a substituted limited partner of the Partnership in respect of the transferred Common Units upon the consent of the General Partner and the recordation of the name of the assignee on the books and records of the Partnership. Such consent may be withheld in the sole discretion of the General Partner.

  Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in the Partnership in respect of the transferred Common Units. A purchaser or transferee of Common Units who does not execute and deliver a Transfer Application obtains only (a) the right to assign the Common Units to a purchaser or other transferee and (b) the right to transfer the right to seek admission as a substituted limited partner in the Partnership with respect to the transferred Common Units. Thus, a purchaser or transferee of Common Units who does not execute and deliver a Transfer Application will not receive cash distributions or federal income tax allocations unless the Common Units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units, and may not receive certain federal income tax information or reports furnished to record holders of Common Units. The transferor of Common Units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Common Units, but a transferee agrees, by acceptance of the certificate representing Common Units, that the transferor will not have a duty to insure the execution of the Transfer Application by the transferee and will have no liability or responsibility if such transferee neglects to or chooses not to execute and forward the Transfer Application to the Transfer Agent. See "The Partnership Agreement--Status as Limited Partner or Assignee."

                    DESCRIPTION OF SUBORDINATED UNITS

  The Subordinated Units are a separate class of interests in the Partnership, and the rights of holders of such interests to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of Common Units. For any given quarter, any Available Cash will first be distributed to the General Partner and to the holders of Common Units, and then will be distributed to the holders of Subordinated Units depending upon the amount of Available Cash for the quarter, the amount of Common Unit Arrearages, if any, and other factors discussed below.

CONVERSION OF SUBORDINATED UNITS

  The Subordination Period will generally extend from the closing of this offering until the first day of any quarter beginning after December 31, 2003 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding on a fully diluted basis and the related distribution on the general partner interests in the Partnership and the Operating Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages.

  Prior to the end of the Subordination Period and to the extent the tests for conversion described below are satisfied, a portion of the Subordinated Units may be eligible to convert into Common Units prior to December 31, 2003. Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) December 31, 2001 with respect to one-quarter of the Subordinated Units (2,450,000 Subordinated Units) and
(b) December 31, 2002 with respect to one-quarter of the Subordinated Units (2,450,000 Subordinated Units), in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding on a fully diluted basis and the related distribution on the general partner interests in the Partnership during such periods and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second one-quarter of Subordinated Units may not occur until at least one year following the early conversion of the first one-quarter of Subordinated Units.

  Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate, pro rata, with the other Common Units in distributions of Available Cash. In addition, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interests (and the right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests.


LIMITED VOTING RIGHTS

  Holders of Subordinated Units will generally vote as a class separate from the holders of Common Units and will have very limited voting rights. During the Subordination Period, Common Units and Subordinated

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


Units each vote separately as a class on the following matters: (i) a sale or exchange of all or substantially all of the Partnership's assets, (ii) the election of a successor General Partner, (iii) a dissolution or reconstitution of the Partnership, (iv) a merger of the Partnership, (v) issuance of limited partner interests in certain circumstances and (vi) certain amendments to the Partnership Agreement, including any amendment that would cause the Partnership to be treated as an association taxable as a corporation. The Subordinated Units are not entitled to vote on approval of certain actions of the General Partner (including the withdrawal of the General Partner or the transfer by the General Partner of its general partner interest or Incentive Distribution Rights under certain circumstances). Removal of the General Partner requires a two-thirds vote of all outstanding Units. Under the Partnership Agreement, the General Partner generally will be permitted to effect amendments to the Partnership Agreement that do not materially adversely affect Unitholders.

DISTRIBUTIONS UPON LIQUIDATION

  If the Partnership liquidates during the Subordination Period, under certain circumstances holders of outstanding Common Units will be entitled to receive more per Unit in liquidating distributions than holders of outstanding Subordinated Units. The per Unit difference will be dependent upon the amount of gain or loss recognized by the Partnership in liquidating its assets. Following conversion of the Subordinated Units into Common Units, all Units will be treated the same upon liquidation of the Partnership.

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

                           THE PARTNERSHIP AGREEMENT

  The following paragraphs are a summary of the material provisions of the Partnership Agreement. The form of the Partnership Agreement for the Partnership is included in this Prospectus as Appendix A. The form of Partnership Agreement for each of Plains Operating, L.P. and All American Pipeline, L.P. (the "Operating Partnership Agreements") is included as an exhibit to the Registration Statement of which this Prospectus constitutes a part. The Partnership will provide prospective investors with a copy of the form of the Operating Partnership Agreements upon request at no charge. The discussions presented herein and below of the material provisions of the Partnership Agreement are qualified in their entirety by reference to the Partnership Agreement and the Operating Partnership Agreements. The Partnership will be the sole limited partner of the Operating Partnership, which will own, manage and operate the Partnership's business. The General Partner will serve as the general partner of the Partnership and of the Operating Partnership, owning an aggregate 2% general partner interest in the Partnership and the Operating Partnership on a combined basis. The General Partner will manage and operate the Partnership. Unless the context otherwise requires, references herein to the "Partnership Agreement" constitute references to the Partnership Agreement and the Operating Partnership Agreements, collectively.

  Certain provisions of the Partnership Agreement are summarized elsewhere in this Prospectus under various headings. With regard to the transfer of Common Units, see "Description of the Common Units--Transfer of Common Units." With regard to distributions of Available Cash, see "Cash Distribution Policy." With regard to allocations of taxable income and taxable loss, see "Tax Considerations." Prospective investors are urged to review these sections of this Prospectus and the Partnership Agreement carefully.

ORGANIZATION AND DURATION

  The Partnership was organized in September 1998. The Partnership will dissolve on December 31, 2088, unless sooner dissolved pursuant to the terms of the Partnership Agreement.

PURPOSE

  The purpose of the Partnership under the Partnership Agreement is limited to serving as the limited partner of the Operating Partnership and engaging in any business activity that may be engaged in by the Operating Partnership or that is approved by the General Partner. The Operating Partnership Agreement provides that the Operating Partnership may, directly or indirectly, engage in
(i) the operations as conducted immediately prior to this offering, (ii) any other activity approved by the General Partner but only to the extent that the General Partner reasonably determines that, as of the date of the acquisition or commencement of such activity, such activity generates "qualifying income" (as such term is defined in Section 7704 of the Code) or (iii) any activity that enhances the operations of an activity that is described in (i) or (ii) above. Although the General Partner has the ability under the Partnership Agreement to cause the Partnership and the Operating Partnership to engage in activities other than the transportation, terminalling and storage and gathering and marketing of crude oil, the General Partner has no current intention of doing so. The General Partner is authorized in general to perform all acts deemed necessary to carry out such purposes and to conduct the business of the Partnership.

POWER OF ATTORNEY

  Each Limited Partner, and each person who acquires a Unit from a Unitholder and executes and delivers a Transfer Application with respect thereto, grants to the General Partner and, if a liquidator of the Partnership has been appointed, such liquidator, a power of attorney to, among other things, execute and file certain documents required in connection with the qualification, continuance or dissolution of the Partnership or the amendment of the Partnership Agreement in accordance with the terms thereof and to make consents and waivers contained in the Partnership Agreement.

CAPITAL CONTRIBUTIONS

  For a description of the initial capital contributions to be made to the Partnership, see "The Transactions." The Unitholders are not obligated to make additional capital contributions to the Partnership, except as described below under "--Limited Liability."

LIMITED LIABILITY

  Assuming that a Limited Partner does not participate in the control of the business of the Partnership within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to certain possible exceptions, to the amount of capital he is obligated to contribute to the Partnership in respect of his Common Units plus his share of any undistributed profits and assets of the Partnership. If it were determined, however, that the right or exercise of the right by the Limited Partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the Delaware Act, then the Limited Partners could be held personally liable for the Partnership's obligations under the laws of Delaware to the same extent as the General Partner with respect to persons who transact business with the Partnership reasonably believing, based on the Limited Partner's conduct, that the Limited Partner is a general partner.

  Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that nonrecourse liability. The Delaware Act provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

  The Operating Partnership will initially conduct business in at least eleven states. Maintenance of limited liability may require compliance with legal requirements in such jurisdictions in which the Operating Partnership conducts business, including qualifying the Operating Partnership to do business there. Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If it were determined that the Partnership was, by virtue of its limited partner interest in the Operating Partnership or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the Limited Partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement, or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the statutes of any relevant jurisdiction, then the Limited Partners could be held personally liable for the Partnership's obligations under the law of such jurisdiction to the same extent as the General Partner under certain circumstances. The Partnership will operate in such manner as the General Partner deems reasonable and necessary or appropriate to preserve the limited liability of the Limited Partners.

ISSUANCE OF ADDITIONAL SECURITIES

  The Partnership Agreement authorizes the Partnership to issue an unlimited number of additional limited partner interests and other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the General Partner in its sole discretion without the approval of any limited partners; provided that, during the Subordination Period, except as provided in the following sentence, the Partnership may not issue, without the approval of the holders of a Unit Majority, (a) equity securities of the Partnership ranking prior or senior to the Common Units or (b) an aggregate of more than 9,800,000 additional Common Units or other securities ranking on a parity with the Common Units. During the Subordination Period, the Partnership may also issue an unlimited number of additional Common Units or parity securities without the approval of the Unitholders (i) upon exercise of the Underwriter's overallotment option, (ii) upon conversion of Subordinated Units, (iii) pursuant to employee benefit plans, (iv) upon conversion of the general partner interests and Incentive Distribution Rights as a result of a withdrawal of the General Partner, (v) in connection with an Acquisition or Capital Improvement that would have resulted in an increase in Adjusted Operating Surplus on a pro forma basis for the preceding four-quarter period or (vi) if the proceeds from such issuance are used exclusively to repay up to $40 million in indebtedness of a member of the Partnership Group, provided that the aggregate amount of cash distributions made to partners on a pro forma basis for the prior four-quarter period did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid. In accordance with Delaware law and the provisions of the Partnership Agreement, the Partnership may also issue additional Partnership interests that, in the sole discretion of the General Partner, may have special voting rights to which the Common Units are not entitled.

  Upon issuance of additional Partnership Securities (other than upon exercise of the over-allotment option), the General Partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in the Partnership and Operating Partnership. Moreover, the General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase Common Units, Subordinated Units or other equity securities of the Partnership from the Partnership whenever, and on the same terms that, the Partnership issues such securities or rights to persons other than the General Partner and its affiliates, to the extent necessary to maintain the percentage interest of the General Partner and its affiliates in the Partnership (including their interest represented by Common Units and Subordinated Units) that existed immediately prior to each such issuance. The holders of Common Units will not have preemptive rights to acquire additional Common Units or other partnership interests that may be issued by the Partnership.

AMENDMENT OF PARTNERSHIP AGREEMENT

  Amendments to the Partnership Agreement may be proposed only by or with the consent of the General Partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment (other than certain amendments discussed below), the General Partner is required to seek written approval of the holders of the number of Units required to approve such amendment or call a meeting of the Limited Partners to consider and vote upon the proposed amendment. In general, proposed amendments must be approved by holders of a Unit Majority, except that no amendment may be made which would
(i) enlarge the obligations of any Limited Partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to the General Partner or any of its affiliates without its consent, which may be given or withheld in its sole discretion, (iii) change the term of the Partnership, (iv) provide that the Partnership is not dissolved upon the expiration of its term or upon an election to dissolve the Partnership by the General Partner that is approved by holders of a Unit Majority or (v) give any person the right to dissolve the Partnership other than the General Partner's right to dissolve the Partnership with the approval of holders of a Unit Majority. The provision of the Partnership Agreement preventing the amendments having the effects described in clauses (i)-(v) above can be amended upon the approval of the holders of at least 90% of the outstanding Units voting together as a single class.

  The General Partner may generally make amendments to the Partnership Agreement without the approval of any Limited Partner or assignee to reflect
(i) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent or the registered office of the Partnership, (ii) the admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement,

(iii) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that neither the Partnership nor the Operating Partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes, (iv) an amendment that is necessary, in the opinion of counsel to the Partnership, to prevent the Partnership, or the General Partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed, (v) subject to the limitations on the issuance of additional Common Units or other limited or general partner interests described above, an amendment that in the discretion of the General Partner is necessary or advisable in connection with the authorization of additional limited or general partner interests, (vi) any amendment expressly permitted in the Partnership Agreement to be made by the General Partner acting alone, (vii) an amendment effected, necessitated or contemplated by a merger agreement that has been approved pursuant to the terms of the Partnership Agreement, (viii) any amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the formation by the Partnership of, or its investment in, any corporation, partnership or other entity (other than the Operating Partnership) as otherwise permitted by the Partnership Agreement, (ix) a change in the fiscal year or taxable year of the Partnership and changes related thereto, and (x) any other amendments substantially similar to any of the foregoing.

  In addition to the General Partner's right to amend the Partnership Agreement as described above, the General Partner may make amendments to the Partnership Agreement without the approval of any Limited Partner or assignee if such amendments, in the discretion of the General Partner, (i) do not adversely affect the Limited Partners in any material respect, (ii) are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (iii) are necessary or advisable to facilitate the trading of limited partner interests (including the division of any class or classes of outstanding limited partner interests into different classes to facilitate uniformity of tax consequences within such classes of limited partner interests) or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the General Partner deems to be in the best interests of the Partnership and the Limited Partners, (iv) are necessary or advisable in connection with any action taken by the General Partner relating to splits or combinations of Units pursuant to the provisions of the Partnership Agreement or (v) are required to effect the intent expressed in this Prospectus or the intent of the provisions of the Partnership Agreement or is otherwise contemplated by the Partnership Agreement.

  The General Partner will not be required to obtain an Opinion of Counsel (as defined below) in the event of the amendments described in the two immediately preceding paragraphs. No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90% of the Units unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability under applicable law of any limited partner in the Partnership or the limited partner of the Operating Partnership.

  Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding Units in relation to other classes of Units will require the approval of at least a majority of the type or class of Units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

MERGER, SALE OR OTHER DISPOSITION OF ASSETS

  The General Partner is generally prohibited, without the prior approval of holders of a Unit Majority, from causing the Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approving on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership; provided that the General Partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership's assets without such approval. The General Partner may also sell all or substantially all of the Partnership's assets pursuant to a foreclosure or other realization upon the foregoing encumbrances without such approval. Furthermore, provided that certain conditions are satisfied, the General Partner may merge the Partnership or any member of the Partnership Group into, or convey some or all of the Partnership Group's assets to, a newly formed entity if the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity. The Unitholders are not entitled to dissenters' rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a merger or consolidation of the Partnership, a sale of substantially all of the Partnership's assets or any other transaction or event.

TERMINATION AND DISSOLUTION

  The Partnership will continue until December 31, 2088, unless sooner terminated pursuant to the Partnership Agreement. The Partnership will be dissolved upon (i) the election of the General Partner to dissolve the Partnership, if approved by the holders of a Unit Majority, (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Partnership and the Operating Partnership, (iii) the entry of a decree of judicial dissolution of the Partnership or (iv) the withdrawal or removal of the General Partner or any other event that results in its ceasing to be the General Partner (other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor). Upon a dissolution pursuant to clause (iv), the holders of a Unit Majority may also elect, within certain time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions set forth in the Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Partnership Agreement and having as general partner an entity approved by the holders of a Unit Majority subject to receipt by the Partnership of an opinion of counsel to the effect that (x) such action would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (hereinafter, an "Opinion of Counsel").

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

  Upon dissolution of the Partnership, unless the Partnership is reconstituted and continued as a new limited partnership, the person authorized to wind up the affairs of the Partnership (the "Liquidator") will, acting with all of the powers of the General Partner that such Liquidator deems necessary or desirable in its good faith judgment in connection therewith, liquidate the Partnership's assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy--Distributions of Cash Upon Liquidation." Under certain circumstances and subject to certain limitations, the Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

  The General Partner has agreed not to withdraw voluntarily as a general partner of the Partnership and the Operating Partnership prior to December 31, 2008 (with limited exceptions described below), without obtaining the approval of the holders of at least a majority of the outstanding Common Units (excluding Common Units held by the General Partner and its affiliates) and furnishing an Opinion of Counsel. On or after December 31, 2008, the General Partner may withdraw as the General Partner (without first obtaining approval from any Unitholder) by giving 90 days' written notice, and such withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, the General Partner may withdraw without Unitholder approval upon 90 days' notice to the Limited Partners if at least 50% of the outstanding Common Units are held or controlled by one person and its affiliates (other than the General Partner and its affiliates). In addition, the Partnership Agreement permits the General Partner (in certain limited instances) to sell or otherwise transfer all of its general partner interests in the Partnership without the approval of the Unitholders. See "--Transfer of General Partner Interest and Incentive Distribution Rights."

  Upon the withdrawal of the General Partner under any circumstances (other than as a result of a transfer by the General Partner of all or a part of its general partner interests in the Partnership), the holders of a Unit Majority may select a successor to such withdrawing General Partner. If such a successor is not elected, or is elected but an Opinion of Counsel cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after such withdrawal the holders of a Unit Majority agree in writing to continue the business of the Partnership and to appoint a successor General Partner. See "--Termination and Dissolution."

  The General Partner may not be removed unless such removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding Units (including Units held by the General Partner and its affiliates) and the Partnership receives an Opinion of Counsel. The ownership of Units by the General Partner and its affiliates effectively gives the General Partner the ability to prevent its removal. Any such removal is also subject to the approval of a successor general partner by the vote of the holders of a Unit Majority. The Partnership Agreement also provides that if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interests and all the Incentive Distribution Rights into Common Units or to receive cash in exchange for such interests.

  Withdrawal or removal of the General Partner as a general partner of the Partnership also constitutes withdrawal or removal, as the case may be, of the General Partner as a general partner of the Operating Partnership.

  In the event of removal of the General Partner under circumstances where Cause exists or withdrawal of the General Partner where such withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the general partner interests and Incentive Distribution Rights of the departing General Partner (the "Departing Partner") in the Partnership and the Operating Partnership for a cash payment equal to the fair market value of such interests. Under all other circumstances where the General Partner withdraws or is removed by the Limited Partners, the Departing Partner will have the option to require the successor general partner to purchase such general partner interests of the Departing Partner and its Incentive Distribution Rights for such amount. In each case, such fair market value will be determined by agreement between the Departing Partner and the successor general partner, or if no agreement is reached, by an independent investment banking firm or other independent expert selected by the Departing Partner and the successor general partner (or if no expert can be agreed upon, by an expert chosen by agreement of the experts selected by each of them). In addition, the Partnership will be required to reimburse the Departing Partner for all amounts due the Departing Partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership.

  If the above-described option is not exercised by either the Departing Partner or the successor general partner, as applicable, the Departing Partner's general partner interests in the Partnership and the Operating Partnership and its Incentive Distribution Rights will automatically convert into Common Units equal to the fair market value of such interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

TRANSFER OF GENERAL PARTNER INTEREST AND INCENTIVE DISTRIBUTION RIGHTS

  Except for a transfer by a General Partner of all, but not less than all, of its general partner interest in the Partnership and the Operating Partnership to (a) an affiliate of the General Partner or (b) another person in connection with the merger or consolidation of the General Partner with or into another person or the transfer by the General Partner of all or substantially all of its assets to another person, the General Partner may not transfer all or any part of its general partner interest in the Partnership and the Operating Partnership to another person prior to December 31, 2008, without the approval of the holders of at least a majority of the outstanding Common Units (excluding Common Units held by the General Partner and its affiliates); provided that, in each case, such transferee assumes the rights and duties of the General Partner to whose interest such transferee has succeeded, agrees to be bound by the provisions of the Partnership Agreement, furnishes an Opinion of Counsel and agrees to acquire all (or the appropriate portion thereof, as applicable) of the General Partner's interest in the Operating Partnership and agrees to be bound by the provisions of the Operating Partnership Agreements. The General Partner shall have the right at any time, however, to transfer its Common Units and Subordinated Units to one or more persons (other than the Partnership) without Unitholder approval. At any time, the stockholders of the General Partner may sell or transfer all or part of their interest in the General Partner to an affiliate or a third party without the approval of the Unitholders. The General Partner or its affiliates or a subsequent holder may transfer its Incentive Distribution Rights to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person without the prior approval of the Unitholders; provided that, in each case, such transferee agrees to be bound by the provisions of the Partnership Agreement. Prior to December 31, 2008, other transfers of the Incentive Distribution Rights will require the affirmative vote of holders of a Unit Majority. On or after December 31, 2008, the Incentive Distribution Rights will be freely transferable.

CHANGE OF MANAGEMENT PROVISIONS

  The Partnership Agreement contains certain provisions that are intended to discourage a person or group from attempting to remove the General Partner as general partner of the Partnership or otherwise change the management of the Partnership. If any person or group other than the General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of Units, such person or group loses voting rights with respect to all of its Units. The Partnership Agreement also provides that if the General Partner is removed as a general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interests (and all of its Incentive Distribution Rights) into Common Units or to receive cash in exchange for such interests.

LIMITED CALL RIGHT

  If at any time not more than 20% of the then-issued and outstanding limited partner interests of any class (including Common Units) are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of such a purchase shall be the greater of (i) the highest price paid by the General Partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase such limited partner interests, and (ii) the Current Market Price (as defined in the Glossary) as of the date three days prior to the date such notice is mailed. As a consequence of the General Partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased even though he may not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of his limited partner interests. The tax consequences to a Unitholder of the exercise of this

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call right are the same as a sale by such Unitholder of his Common Units in the market. See "Tax Considerations--Disposition of Common Units."

MEETINGS; VOTING

  Except as described below with respect to a Person or group owning 20% or more of all Units, Unitholders or assignees who are record holders of Units on the record date set pursuant to the Partnership Agreement will be entitled to notice of, and to vote at, meetings of limited partners of the Partnership and to act with respect to matters as to which approvals may be solicited. With respect to voting rights attributable to Common Units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, the General Partner shall be deemed to be the limited partner with respect thereto and shall, in exercising the voting rights in respect of such Common Units on any matter, vote such Common Units at the written direction of such record holder. Absent such direction, such Common Units will not be voted (except that, in the case of Common Units held by the General Partner on behalf of Non-citizen Assignees (as defined below), the General Partner shall distribute the votes in respect of such Common Units in the same ratios as the votes of limited partners in respect of other Units are cast).

  The General Partner does not anticipate that any meeting of Unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the Unitholders may be taken either at a meeting of the Unitholders or without a meeting if consents in writing setting forth the action so taken are signed by holders of such number of Units as would be necessary to authorize or take such action at a meeting of all of the Unitholders. Meetings of the Unitholders of the Partnership may be called by the General Partner or by Unitholders owning at least 20% of the outstanding Units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding Units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of Unitholders of such class or classes, unless any such action by the Unitholders requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage.

  Each record holder of a Unit has a vote according to his percentage interest in the Partnership, although additional limited partner interests having special voting rights could be issued by the Partnership. See "--Issuance of Additional Securities." However, if at any time any person or group (other than the General Partner and its affiliates or a direct transferee of the General Partner or its affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of any class of Units then outstanding, such person or group will lose voting rights with respect to all of its Units and such Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Unitholders, calculating required votes, determining the presence of a quorum or for other similar Partnership purposes. The Partnership Agreement provides that Common Units held in nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the Partnership Agreement, Subordinated Units will vote together with Common Units as a single class.

  Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of Common Units (whether or not such record holder has been admitted as a limited partner) under the terms of the Partnership Agreement will be delivered to the record holder by the Partnership or by the Transfer Agent at the request of the Partnership.

STATUS AS LIMITED PARTNER OR ASSIGNEE

  Except as described above under "--Limited Liability," the Common Units will be fully paid, and Unitholders will not be required to make additional contributions to the Partnership.

  An assignee of a Common Unit, subsequent to executing and delivering a Transfer Application, but pending its admission as a substituted Limited Partner in the Partnership, is entitled to an interest in the Partnership

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

equivalent to that of a Limited Partner with respect to the right to share in allocations and distributions from the Partnership, including liquidating distributions. The General Partner will vote and exercise other powers attributable to Common Units owned by an assignee who has not become a substitute Limited Partner at the written direction of such assignee. See "-- Meetings; Voting." Transferees who do not execute and deliver a Transfer Application will be treated neither as assignees nor as record holders of Common Units, and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of Common Units. See "Description of the Common Units--Transfer of Common Units."

NON-CITIZEN ASSIGNEES; REDEMPTION

  If the Partnership is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the General Partner, create a substantial risk of cancellation or forfeiture of any property in which the Partnership has an interest because of the nationality, citizenship or other related status of any Limited Partner or assignee, the Partnership may redeem the Units held by such Limited Partner or assignee at their Current Market Price. In order to avoid any such cancellation or forfeiture, the General Partner may require each Limited Partner or assignee to furnish information about his nationality, citizenship or related status. If a Limited Partner or assignee fails to furnish information about such nationality, citizenship or other related status within 30 days after a request for such information or the General Partner determines after receipt of such information that the Limited Partner or assignee is not an eligible citizen, such Limited Partner or assignee may be treated as a non-citizen assignee ("Non-citizen Assignee"). In addition to other limitations on the rights of an assignee who is not a substituted Limited Partner, a Non-citizen Assignee does not have the right to direct the voting of his Units and may not receive distributions in kind upon liquidation of the Partnership.

INDEMNIFICATION

  The Partnership Agreement provides that the Partnership will indemnify (i) the General Partner, (ii) any Departing Partner, (iii) any Person who is or was an affiliate of a General Partner or any Departing Partner, (iv) any Person who is or was a member, partner, officer, director, employee, agent or trustee of a General Partner or any Departing Partner or any affiliate of a General Partner or any Departing Partner, or (v) any Person who is or was serving at the request of a General Partner or any Departing Partner or any affiliate of a General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person ("Indemnitees"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership, and the General Partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse the General Partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such person against such liabilities under the provisions described above.

BOOKS AND REPORTS

  The General Partner is required to keep appropriate books of the business of the Partnership at the principal offices of the Partnership. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, the fiscal year of the Partnership is the calendar year.


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

  The Partnership will furnish or make available to record holders of Common Units (i) within 120 days after the close of each fiscal year of the Partnership an annual report containing audited financial statements and a report thereon by its independent public accountants and (ii) within 90 days after the close of each quarter (other than the fourth quarter), certain summary financial information.

  The Partnership will furnish each record holder of a Unit information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. Such information is expected to be furnished in summary form so that certain complex calculations normally required of partners can be avoided. The Partnership's ability to furnish such summary information to Unitholders will depend on the cooperation of such Unitholders in supplying certain information to the Partnership. Every Unitholder (without regard to whether he supplies such information to the Partnership) will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns.

RIGHT TO INSPECT PARTNERSHIP BOOKS AND RECORDS

  The Partnership Agreement provides that a Limited Partner can for a purpose reasonably related to such Limited Partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him (i) a current list of the name and last known address of each partner, (ii) a copy of the Partnership's tax returns, (iii) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner, (iv) copies of the Partnership Agreement, the certificate of limited partnership of the Partnership, amendments thereto and powers of attorney pursuant to which the same have been executed, (v) information regarding the status of the Partnership's business and financial condition, and (vi) such other information regarding the affairs of the Partnership as is just and reasonable. The General Partner may, and intends to, keep confidential from the Limited Partners trade secrets or other information the disclosure of which the General Partner believes in good faith is not in the best interests of the Partnership or which the Partnership is required by law or by agreements with third parties to keep confidential.

REGISTRATION RIGHTS

  Pursuant to the terms of the Partnership Agreement and subject to certain limitations described therein, the Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units or other securities of the Partnership (including Subordinated Units) proposed to be sold by the General Partner or any of its affiliates if an exemption from such registration requirements is not otherwise available for such proposed transaction. The Partnership is obligated to pay all expenses incidental to such registration, excluding underwriting discounts and commissions. See "Units Eligible for Future Sale."

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

                        UNITS ELIGIBLE FOR FUTURE SALE

  After the sale of the Common Units offered hereby, the General Partner will hold 6,817,391 Common Units and 9,800,000 Subordinated Units (all of which will convert into Common Units at the end of the Subordination Period and some of which may convert earlier). The sale of these Units could have an adverse impact on the price of the Common Units or on any trading market that may develop.

  The Common Units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any Common Units owned by an "affiliate" of the Partnership (as that term is defined in the rules and regulations under the Securities Act) may not be resold publicly except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom under Rule 144 thereunder ("Rule 144") or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of (i) 1% of the total number of such securities outstanding or (ii) the average weekly reported trading volume of the Common Units for the four calendar weeks prior to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Partnership. A person who is not deemed to have been an affiliate of the Partnership at any time during the three months preceding a sale, and who has beneficially owned his Common Units for at least two years, would be entitled to sell such Common Units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions or notice requirements of Rule 144.

  Prior to the end of the Subordination Period, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 9,800,000 additional Common Units (which number shall be subject to adjustment in the event of a combination or subdivision of Common Units and shall exclude Common Units issued upon exercise of the Underwriters' over-allotment option, upon conversion of Subordinated Units, upon conversion of the General Partner interest as a result of a withdrawal of the General Partner, pursuant to an employee benefit plan, in connection with certain acquisitions or capital improvements or upon the repayment of certain indebtedness), or an equivalent amount of securities ranking on a parity with the Common Units, without the approval of the holders of a Unit Majority. The Partnership Agreement provides that, after the Subordination Period, the Partnership may issue an unlimited number of limited partner interests of any type without a vote of the Unitholders. The Partnership Agreement does not impose any restriction on the Partnership's ability to issue equity securities ranking junior to the Common Units at any time. Any issuance of additional Common Units or certain other equity securities would result in a corresponding decrease in the proportionate ownership interest in the Partnership represented by, and could adversely affect the cash distributions to and market price of, Common Units then outstanding. See "The Partnership Agreement--Issuance of Additional Securities."

  Pursuant to the Partnership Agreement, the General Partner and its affiliates will have the right, upon the terms and subject to the conditions therein, to cause the Partnership to register under the Securities Act and state laws the offer and sale of any Units that they hold. Subject to the terms and conditions of the Partnership Agreement, such registration rights allow the General Partner and its affiliates or their assignees holding any Units to require registration of any such Units and to include any such Units in a registration by the Partnership of other Units, including Units offered by the Partnership or by any Unitholder. Such registration rights will continue in effect for two years following any withdrawal or removal of the General Partner as a general partner of the Partnership. In connection with any such registration, the Partnership will indemnify each Unitholder participating in such registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. The Partnership will bear all costs and expenses of any such registration. In addition, the General Partner and its affiliates may sell their Units in private transactions at any time, subject to compliance with applicable laws.

  Each of the Partnership, the Operating Partnership, the General Partner, Plains Resources and the officers and directors of the General Partner have agreed not to (i) offer, sell, contract to sell, or otherwise dispose of any Common Units or Subordinated Units, any securities convertible into, or exercisable or exchangeable for, or that

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

represent the right to receive, Common Units or Subordinated Units or any securities that are senior to or pari passu with the Common Units or (ii) grant any options or warrants to purchase Common Units or Subordinated Units (other than the grant of Unit Options or Restricted Units pursuant to the Long-Term Incentive Plan), for a period of 180 days after the date of this Prospectus, without the prior written consent of Salomon Smith Barney Inc., except for issuances of Common Units in connection with certain Acquisitions or Capital Improvements that are accretive on a per Unit basis.

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

                              TAX CONSIDERATIONS

  This section is a summary of material tax considerations that may be relevant to prospective Unitholders and, to the extent set forth below under "--Legal Opinions and Advice," expresses the opinion of Andrews & Kurth L.L.P., special counsel to the General Partner and the Partnership ("Counsel"), insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to the Partnership are references to both the Partnership and the Operating Partnership.

  No attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or the Unitholders. Moreover, the discussion focuses on Unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, trusts, non-resident aliens or other Unitholders subject to specialized tax treatment (such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds). Accordingly, each prospective Unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of Common Units.

LEGAL OPINIONS AND ADVICE

  Counsel is of the opinion that, based on the accuracy of the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Partnership and the Operating Partnership will each be treated as a partnership, and (ii) owners of Common Units (with certain exceptions, as described in "--Limited Partner Status" below) will be treated as partners of the Partnership (but not the Operating Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel.

  No ruling has been or will be requested from the IRS and the IRS has made no determination with respect to the foregoing issues or any other matter affecting the Partnership or prospective Unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Thus, no assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partner. Furthermore, no assurance can be given that the treatment of the Partnership or an investment therein will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

  For the reasons hereinafter described, Counsel has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a Unitholder whose Common Units are loaned to a short seller to cover a short sale of Common Units (see "--Tax Treatment of Operations-- Treatment of Short Sales"), (ii) whether a Unitholder acquiring Common Units in separate transactions must maintain a single aggregate adjusted tax basis in his Common Units (see "--Disposition of Common Units--Recognition of Gain or Loss"), (iii) whether the Partnership's monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "--Disposition of Common Units--Allocations Between Transferors and Transferees"), and (iv) whether the Partnership's method for depreciating
Section 743 adjustments is sustainable (see "--Tax Treatment of Operations--
Section 754 Election").

TAX RATES

  The top marginal income tax rate for individuals for 1998 is 39.6%. In general, net capital gains of an individual are subject to a maximum 20% tax rate if the asset was held for more than 12 months at the time of disposition.

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

PARTNERSHIP STATUS

  A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

  No ruling has been or will be sought from the IRS and the IRS has made no determination as to the status of the Partnership or the Operating Partnership as a partnership for federal income tax purposes. Instead the Partnership has relied on the opinion of Counsel that, based upon the Code, the regulations thereunder, published revenue rulings and court decisions, the Partnership and the Operating Partnership will each be classified as a partnership for federal income tax purposes.

  In rendering its opinion, Counsel has relied on certain factual representations made by the Partnership and the General Partner. Such factual matters are as follows:

    (a) Neither the Partnership nor the Operating Partnership will elect to be treated as an association or corporation;

    (b) The Partnership will be operated in accordance with (i) all applicable partnership statutes, (ii) the Partnership Agreement, and (iii) the description thereof in this Prospectus;

    (c) The Operating Partnership will be operated in accordance with (i) all applicable partnership statutes, (ii) the Operating Partnership Agreement, and (iii) the description thereof in this Prospectus;

    (d) For each taxable year, more than 90% of the gross income of the Partnership will be income from sources that Counsel has opined or may opine is "qualifying income" within the meaning of Section 7704(d) of the Code;

    (e) Each futures contract entered into by the Operating Partnership for the purchase or sale of crude oil will be identified as a hedging transaction pursuant to Treasury Regulation Section 1.1221-2(e)(1); and

    (f) Gain or loss resulting from future transactions entered into by the Operating Partnership will be treated as an adjustment in the computation of cost of goods sold with respect to sales of crude oil for federal income tax purposes.

  Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Qualifying Income Exception") exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and marketing of crude oil. Other types of qualifying income include interest (from other than a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Based upon the representations of the Partnership and the General Partner and a review of the applicable legal authorities, Counsel is of the opinion that at least 90% of the Partnership's gross income will constitute qualifying income. The Partnership estimates that less than 1% of its gross income for each taxable year will not constitute qualifying income.

  If the Partnership fails to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to Unitholders and the Partnership, so long as the Partnership, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, the Partnership would be treated as a corporation for federal income tax purposes.

  If the Partnership or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed to the Partnership or the Operating Partnership at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits) or (in the absence of earnings and profits) a nontaxable return of capital (to the extent of the Unitholder's tax basis in his Common Units) or taxable capital gain (after the Unitholder's tax basis in his Common Units is reduced to zero). Accordingly, treatment of either the Partnership or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the Units.

  The discussion below is based on the assumption that the Partnership will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

  Unitholders who have become limited partners of the Partnership will be treated as partners of the Partnership for federal income tax purposes. Counsel is also of the opinion that (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (b) Unitholders whose Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Partnership for federal income tax purposes. As there is no direct authority addressing assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

  A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See "--Tax Treatment of Operations--Treatment of Short Sales."

  Income, gain, deductions or losses would not appear to be reportable by a Unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a Unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes.

TAX CONSEQUENCES OF UNIT OWNERSHIP

 Flow-through of Taxable Income

  No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of the Partnership without regard to whether corresponding cash distributions are received by such Unitholder. Consequently, a Unitholder may be allocated income from the Partnership even if he has not received a cash distribution. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending with or within the taxable year of the Unitholder.

 Treatment of Partnership Distributions

  Distributions by the Partnership to a Unitholder generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his tax basis in his Common Units immediately before the distribution.

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

Cash distributions in excess of a Unitholder's tax basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a Unitholder's share of the Partnership's liabilities for which no partner, including the General Partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that Unitholder. To the extent that Partnership distributions cause a Unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See "-- Limitations on Deductibility of Partnership Losses."

  A decrease in a Unitholder's percentage interest in the Partnership because of the issuance by the Partnership of additional Common Units will decrease such Unitholder's share of nonrecourse liabilities of the Partnership, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of his tax basis in his Common Units, if such distribution reduces the Unitholder's share of the Partnership's "unrealized receivables" (including depreciation recapture) and/or substantially appreciated "inventory items" (both as defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the Unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the Unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the Unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

 Ratio of Taxable Income to Distributions

  The Partnership estimates that a purchaser of Common Units in this offering who holds such Common Units from the date of the closing of this offering through December 31, 2003, will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be approximately 30% of the cash distributed with respect to that period. The Partnership further estimates that for taxable years after the taxable year ending December 31, 2003 the taxable income allocable to the Unitholders may constitute a significantly higher percentage of cash distributed to Unitholders. The foregoing estimates are based upon the assumption that gross income from operations will approximate the amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond the control of the Partnership. Further, the estimates are based on current tax law and certain tax reporting positions that the Partnership intends to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentage could be higher or lower, and any such differences could be material and could materially affect the value of the Common Units.

 Basis of Common Units

  A Unitholder's initial tax basis for his Common Units will be the amount he paid for the Common Units plus his share of the Partnership's nonrecourse liabilities. That basis will be increased by his share of Partnership income and by any increases in his share of Partnership nonrecourse liabilities. That basis will be decreased (but not below zero) by distributions from the Partnership, by the Unitholder's share of Partnership losses, by any decrease in his share of Partnership nonrecourse liabilities and by his share of expenditures of the Partnership that are not deductible in computing its taxable income and are not required to be capitalized. A limited partner will have no share of Partnership debt which is recourse to the General Partner, but will have a share, generally based on his share of profits, of Partnership nonrecourse liabilities. See "--Disposition of Common Units--Recognition of Gain or Loss."

 Limitations on Deductibility of Partnership Losses

  The deduction by a Unitholder of his share of Partnership losses will be limited to the tax basis in his Units and, in the case of an individual Unitholder or a corporate Unitholder (if more than 50% of the value of its stock

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is owned directly or indirectly by five or fewer individuals or certain tax-
exempt organizations), to the amount for which the Unitholder is considered to be "at risk" with respect to the Partnership's activities, if that is less than the Unitholder's tax basis. A Unitholder must recapture losses deducted in previous years to the extent that Partnership distributions cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's tax basis or at risk amount (whichever is the limiting factor) is subsequently increased. Upon the taxable disposition of a Unit, any gain recognized by a Unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss (above such gain) previously suspended by the at risk or basis limitations is no longer utilizable.

  In general, a Unitholder will be at risk to the extent of the tax basis of his Units, excluding any portion of that basis attributable to his share of Partnership nonrecourse liabilities, reduced by any amount of money the Unitholder borrows to acquire or hold his Units if the lender of such borrowed funds owns an interest in the Partnership, is related to such a person or can look only to Units for repayment. A Unitholder's at risk amount will increase or decrease as the tax basis of the Unitholder's Units increases or decreases (other than tax basis increases or decreases attributable to increases or decreases in his share of Partnership nonrecourse liabilities).

  The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by the Partnership will only be available to offset future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a Unitholder's income generated by the Partnership may be deducted in full when he disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

  A Unitholder's share of net income from the Partnership may be offset by any suspended passive losses from the Partnership, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

 Limitations on Interest Deductions

  The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) the Partnership's interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

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ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

  In general, if the Partnership has a net profit, items of income, gain, loss and deduction will be allocated among the General Partner and the Unitholders in accordance with their respective percentage interests in the Partnership. At any time that distributions are made to the Common Units and not to the Subordinated Units, or that Incentive Distributions are made to the General Partner, gross income will be allocated to the recipients to the extent of such distribution. If the Partnership has a net loss, items of income, gain, loss and deduction will generally be allocated first, to the General Partner and the Unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts (as maintained under the Partnership Agreement) and, second, to the General Partner.

  As required by Section 704(c) of the Code and as permitted by Regulations thereunder, certain items of Partnership income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to the Partnership by the General Partner ("Contributed Property"). The effect of these allocations to a Unitholder will be essentially the same as if the tax basis of the Contributed Property were equal to their fair market value at the time of contribution. In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some Unitholders. Finally, although the Partnership does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Partnership income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

  Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Code to eliminate the difference between a partner's "book" capital account (credited with the fair market value of Contributed Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

  Counsel is of the opinion that allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a Unitholder's distributive share of an item of income, gain, loss or deduction.

TAX TREATMENT OF OPERATIONS

 Accounting Method and Taxable Year

  The Partnership will use the year ending December 31 as its taxable year and will adopt the accrual method of accounting for federal income tax purposes. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending within or with the taxable year of the Unitholder. In addition, a Unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his Units following the close of the Partnership's taxable year but before the close of his taxable year must include his allocable share of Partnership income, gain, loss and deduction in income for his taxable year with the result that he will be required to report in income for his taxable year his distributive share of more than one year of Partnership income, gain, loss and deduction. See "--Disposition of Common Units--Allocations Between Transferors and Transferees."

 Initial Tax Basis, Depreciation and Amortization

  The tax basis of the various assets of the Partnership will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The Partnership assets

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

will initially have an aggregate tax basis equal to the tax basis of the assets in the possession of the General Partner immediately prior to the formation of the Partnership. The federal income tax burden associated with the difference between the fair market value of property contributed by the General Partner and the tax basis established for such property will be borne by the General Partner. See "--Allocation of Partnership Income, Gain, Loss and Deduction."

  To the extent allowable, the Partnership may elect to use the depletion, depreciation and cost recovery methods that will result in the largest deductions in the early years of the Partnership. The Partnership will not be entitled to any amortization deductions with respect to any goodwill conveyed to the Partnership on formation. Property subsequently acquired or constructed by the Partnership may be depreciated using accelerated methods permitted by the Code.

  If the Partnership disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by the Partnership may be required to recapture such deductions as ordinary income upon a sale of his interest in the Partnership. See "--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

  Costs incurred in organizing the Partnership may be amortized over any period selected by the Partnership not shorter than 60 months. The costs incurred in promoting the issuance of Units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. Under recently adopted regulations, the underwriting discounts and commissions would be treated as a syndication cost.

 Section 754 Election

  The Partnership intends to make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit the Partnership to adjust a Common Unit purchaser's (other than a Common Unit purchaser that purchases Common Units from the Partnership) tax basis in the Partnership's assets ("inside basis") pursuant to Section 743(b) of the Code to reflect his purchase price. The
Section 743(b) adjustment belongs to the purchaser and not to other partners. (For purposes of this discussion, a partner's inside basis in the Partnership's assets will be considered to have two components: (1) his share of the Partnership's tax basis in such assets ("common basis") and (2) his
Section 743(b) adjustment to that basis.)

  Proposed Treasury regulations under Section 743 of the Code require, if the remedial allocation method is adopted (which the Partnership intends to do), a portion of the Section 743(b) adjustment attributable recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Nevertheless, the proposed regulations under Section 197 indicate that the Section 743(b) adjustment attributable to an amortizable
Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the Unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Although the proposed regulations under Section 743 will likely eliminate many of the problems if finalized in their current form, the depreciation and amortization methods and useful lives associated with the
Section 743(b) adjustment may differ from the methods and useful lives generally used to depreciate the common basis in such properties. Pursuant to the Partnership Agreement, the Partnership is authorized to adopt a convention to preserve the uniformity of Units even if such convention is not consistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation Section 1.197-2(g)(3). See "--Uniformity of Units."

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

  Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the proposed regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation
Section 1.197-2(g)(3) (neither of which is expected to directly apply to a material portion of the Partnership's assets). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, the Partnership will apply the rules described in the Regulations and legislative history. If the Partnership determines that such position cannot reasonably be taken, the Partnership may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain Unitholders. See "--Uniformity of Units."

  The allocation of the Section 743(b) adjustment must be made in accordance with the Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by the Partnership to goodwill which, as an intangible asset, would be amortizable over a longer period of time than some of the Partnership's tangible assets.

  A Section 754 election is advantageous if the transferee's tax basis in his Units is higher than such Units' share of the aggregate tax basis of the Partnership's assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of the Partnership's assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in such Units is lower than such Unit's share of the aggregate tax basis of the Partnership's assets immediately prior to the transfer. Thus, the fair market value of the Units may be affected either favorably or adversely by the election.

  The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the Partnership's opinion, the expense of compliance exceed the benefit of the election, the Partnership may seek permission from the IRS to revoke the Section 754 election for the Partnership. If such permission is granted, a subsequent purchaser of Units may be allocated more income than he would have been allocated had the election not been revoked.

 Alternative Minimum Tax

  Although it is not expected that the Partnership will generate significant tax preference items or adjustments, each Unitholder will be required to take into account his distributive share of any items of Partnership income, gain, deduction or loss for purposes of the alternative minimum tax. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

 Valuation of Partnership Property and Basis of Properties

  The federal income tax consequences of the ownership and disposition of Units will depend in part on estimates by the Partnership of the relative fair market values, and determinations of the initial tax bases, of the

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

assets of the Partnership. Although the Partnership may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made by the Partnership. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Unitholders might change, and Unitholders might be required to adjust their tax liability for prior years.

 Treatment of Short Sales

  A Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units may be considered as having disposed of ownership of those Units. If so, he would no longer be a partner with respect to those Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any Partnership income, gain, deduction or loss with respect to those Units would not be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also "--Disposition of Common Units--Recognition of Gain or Loss."

DISPOSITION OF COMMON UNITS

 Recognition of Gain or Loss

  Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Partnership nonrecourse liabilities. Because the amount realized includes a Unitholder's share of Partnership nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale.

  Prior Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the Unitholder's tax basis in such Common Unit, even if the price is less than his original cost.

  Should the IRS successfully contest the convention used by the Partnership to amortize only a portion of the Section 743(b) adjustment (described under "--Tax Treatment of Operations--Section 754 Election") attributable to an amortizable Section 197 intangible after a sale by the General Partner of Units, a Unitholder could realize additional gain from the sale of Units than had such convention been respected. In that case, the Unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention but believes such a contest by the IRS to be unlikely because a successful contest could result in substantial additional deductions to other Unitholders.

  Gain or loss recognized by a Unitholder (other than a "dealer" in Units) on the sale or exchange of a Unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized on the sale of Units held for more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss (which could be substantial), however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by the Partnership. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable loss realized on the sale of the Unit. Thus, a Unitholder

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

may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

  The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of Common Units, a Common Unitholder will be unable to select high or low basis Common Units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to the Partnership because, similar to corporate stock, interests in the Partnership are evidenced by separate certificates. Accordingly, Counsel is unable to opine as to the effect such ruling will have on the Unitholders. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

  Certain provisions of the Code affect the taxation of certain financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest (one in which gain would be recognized if it were sold, assigned or terminated at its fair market value) if the taxpayer or related persons enters into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

 Allocations Between Transferors and Transferees

  In general, the Partnership's taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the Unitholders in proportion to the number of Units owned by each of them as of the opening of the NYSE on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a Unitholder transferring Common Units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

  The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of Units. If this method is not allowed under the Treasury Regulations (or only applies to transfers of less than all of the Unitholder's interest), taxable income or losses of the Partnership might be reallocated among the Unitholders. The Partnership is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury Regulations.

  A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of Partnership income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

 Notification Requirements

  A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year

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

following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a Unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration received for the Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

 Constructive Termination

  The Partnership and the Operating Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12-month period. If the Partnership elects to be treated as a large partnership, it will not terminate by reason of the sale or exchange of interests in the Partnership. A termination of the Partnership will cause a termination of the Operating Partnership. A termination of the Partnership will result in the closing of the Partnership's taxable year for all Unitholders. In the case of a Unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the Partnership's taxable year may result in more than 12 months' taxable income or loss of the Partnership being includable in his taxable income for the year of termination. New tax elections required to be made by the Partnership, including a new election under Section 754 of the Code, must be made subsequent to a termination, and a termination could result in a deferral of Partnership deductions for depreciation. A termination could also result in penalties if the Partnership were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject the Partnership to, any tax legislation enacted prior to the termination.

 Entity-Level Collections

  If the Partnership is required or elects under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or any General Partner or any former Unitholder, the Partnership is authorized to pay those taxes from Partnership funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, the Partnership is authorized to treat the payment as a distribution to current Unitholders. The Partnership is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

UNIFORMITY OF UNITS

  Because the Partnership cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Units to a purchaser of such Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the Units. See "--Tax Treatment of Operations--Section 754 Election."

  The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, or treat that portion as nonamortizable, to the extent attributable to property the Common Basis of which is not amortizable, consistent with the proposed regulations

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

under Section 743 but despite its inconsistency with Treasury Regulation
Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation Section 1.197-2(g)(3) (neither of which is expected to directly apply to a material portion of the Partnership's assets). See "--Tax Treatment of Operations--Section 754 Election." To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, the Partnership will apply the rules described in the Regulations and legislative history. If the Partnership determines that such a position cannot reasonably be taken, the Partnership may adopt a depreciation and amortization convention under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Partnership determines that the loss of depreciation and amortization deductions will have a material adverse effect on the Unitholders. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Units might be affected, and the gain from the sale of Units might be increased without the benefit of additional deductions. See "--Disposition of Common Units--Recognition of Gain or Loss."

TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

  Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts ("IRAs") and other retirement plans) are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

  A regulated investment partnership or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will include that type of income.

  Non-resident aliens and foreign corporations, trusts or estates which hold Units will be considered to be engaged in business in the U.S. on account of ownership of Units. As a consequence they will be required to file federal tax returns in respect of their share of Partnership income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a U.S. trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Partnership will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Partnership on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require the Partnership to change these procedures.

  Because a foreign corporation which owns Units will be treated as engaged in a U.S. trade or business, such a corporation may be subject to U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's income and gain (as adjusted for changes in the foreign corporation's "U.S. net equity") which are effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country with respect to which the foreign corporate Unitholder is a "qualified resident." In addition, such a Unitholder is subject to special information reporting requirements under Section 6038C of the Code.

  Under a ruling of the IRS a foreign Unitholder who sells or otherwise disposes of a Unit will be subject to federal income tax on gain realized on the disposition of such Unit to the extent that such gain is effectively connected with a U.S. trade or business of the foreign Unitholder. Apart from the ruling, a foreign Unitholder will not be taxed or subject to withholding upon the disposition of a Unit if that foreign Unitholder has held less than 5% in value of the Units during the five-year period ending on the date of the disposition and if the Units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

 Partnership Information Returns and Audit Procedures

  The Partnership intends to furnish to each Unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's share of the Partnership's income, gain, loss and deduction for the preceding Partnership taxable year. In preparing this information, which will generally not be reviewed by counsel, the Partnership will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the Unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The Partnership cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the Units.

  The federal income tax information returns filed by the Partnership may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Partnership as well as Partnership items.

  Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the General Partner as the Tax Matters Partner of the Partnership.

  The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless that Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least a 1% interest in the profits of the Partnership and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate. However, if the Partnership elects to be treated as a large partnership, a partner will not have the right to participate in settlement conferences with the IRS or to seek a refund.

  A Unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on the Partnership's return. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties. However, if the Partnership elects to be treated as a large partnership, its partners would be required to treat all Partnership items in a manner consistent with the Partnership return.

  If the Partnership elects to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities (such as portfolio income or loss); (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate. Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of such deductions would be used at the partnership level.

  A number of other changes to the tax compliance and administrative rules relating to electing large partnerships have been made. One provision requires that each partner in a large partnership, such as the Partnership, take into account his share of any adjustments to partnership items in the year such adjustments are made. Under prior law, adjustments relating to partnership items for a previous taxable year were taken into account by those persons who were partners in the previous taxable year. Alternatively, a partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, Unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of Units. It is not expected that the Partnership will elect to have the large partnership provisions apply because of the cost of their application.

 Nominee Reporting

  Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a U.S. person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity;
(c) the amount and description of Units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

 Registration as a Tax Shelter

  The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership is not subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the General Partner, as a principal organizer of the Partnership, will register the Partnership as a tax shelter with the Secretary of the Treasury in the absence of assurance that the Partnership will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the Unitholders, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish the registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.

 Accuracy-Related Penalties

  An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

  A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return
(i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that in this context does not appear to include the Partnership. If any Partnership item of income, gain, loss or deduction included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

  A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

  In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on his investment in the Partnership. The Partnership will initially own property and conduct business in Arizona, California, Oklahoma, Kansas, New Mexico, Illinois, Texas, Louisiana, Alabama, Mississippi and Florida. Of those, only Texas and Florida do not currently impose a personal income tax. A Unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which the Partnership does business or owns property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular Unitholder's income tax liability to the state, generally does not relieve the non-resident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. See "--Disposition of Common Units--Entity-Level Collections." Based on current law and its estimate of future Partnership operations, the General Partner anticipates that any amounts required to be withheld will not be material.

  It is the responsibility of each Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

            INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS

  An investment in the Partnership by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment return. See "Tax Considerations--Uniformity of Units--Tax-Exempt Organizations and Certain Other Investors." The person with investment discretion with respect to the assets of an employee benefit plan (a "fiduciary") should determine whether an investment in the Partnership is authorized by the appropriate governing instrument and is a proper investment for such plan.

  Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan.

  In addition to considering whether the purchase of Common Units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in the Partnership, be deemed to own an undivided interest in the assets of the Partnership, with the result that the General Partner also would be a fiduciary of such plan and the operations of the Partnership would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

  The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under certain circumstances. Pursuant to these regulations, an entity's assets would not be considered to be "plan assets" if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities-- i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an "Operating Partnership"--i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by the General Partner, its affiliates, and certain other persons) is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA (such as governmental plans). The Partnership's assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) and
(b) above and may also satisfy the requirements in (c).

  Plan fiduciaries contemplating a purchase of Common Units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Partnership has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Partnership, the number of Common Units set forth opposite its name below:

                                                                     NUMBER OF
                               UNDERWRITER                          COMMON UNITS
                               -----------                          ------------
      Salomon Smith Barney Inc. ...................................
      PaineWebber Incorporated.....................................
      A.G. Edwards & Sons, Inc. ...................................
      Donaldson, Lufkin & Jenrette Securities Corporation..........
      Goldman, Sachs & Co. ........................................
      Dain Rauscher Wessels
       a division of Dain Rauscher Incorporated....................
      ING Baring Furman Selz LLC...................................
                                                                     ----------
        Total......................................................  12,782,609
                                                                     ==========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Units offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Common Units offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such Common Units are taken.

  The Underwriters, for whom Salomon Smith Barney Inc., PaineWebber Incorporated, A.G. Edwards & Sons, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and ING Baring Furman Selz LLC are acting as Representatives (the "Representatives"), propose to offer part of the Common Units directly to the public at the offering price set forth on the cover page of this Prospectus and part of such Common Units to certain dealers
at such price less a concession not in excess of $       per Common Unit. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $       per Common Unit to other Underwriters or to certain other
dealers. After the initial offering of the Common Units to the public, the offering price and other selling terms may from time to time be varied by the Representatives. The Representatives have informed the Partnership that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.

  The Partnership has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,917,391 additional Common Units at the Price to Public set forth on the cover page of this Prospectus, minus the underwriting discounts and commissions. To the extent such option is exercised by the Underwriters, the Partnership will use the net proceeds received therefrom to redeem Common Units from the General Partner and its affiliates equal to the number of Common Units issued upon the exercise of such option. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Common Units offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Common Units as the number of Common Units set forth opposite such Underwriter's name in the preceding table bears to the total number of Common Units listed in such table.

  In connection with this offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Common Units than the total amount shown on the list of Underwriters that appears above) and may effect transactions that stabilize, maintain or otherwise affect the market price of the Common Units at levels above those that might otherwise prevail in the open market. Such transactions may include placing bids for the

Common Units or effecting purchases of the Common Units for the purposes of pegging, fixing or maintaining the price of the Common Units or for the purpose of reducing a syndicate short position created in connection with the offering. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Representatives purchase Common Units in the open market for the account of the underwriting syndicate and the Common Units purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may impose a "penalty bid" whereby it may require the Underwriter or selling group member in question to purchase the Common Units in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the Common Units in question. As a result, an Underwriter or selling group member and, in turn, brokers, may lose the fees that they otherwise would have earned from a sale of the Common Units if their customer resells the Common Units while the penalty bid is in effect. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  The Partnership, the Operating Partnership, the General Partner, Plains Resources and the officers and directors of the General Partner have agreed not to (i) offer, sell, contract to sell or otherwise dispose of any Common Units or Subordinated Units, any securities that are convertible into, or exercisable or exchangeable for, or that represent the right to receive, Common Units or Subordinated Units or any securities that are senior to or pari passu with Common Units, or (ii) grant any options or warrants to purchase Common Units or Subordinated Units (other than the grant of Unit Options or Restricted Units pursuant to the Long-Term Incentive Plan), for a period of 180 days after the date of this Prospectus without the prior written consent of Salomon Smith Barney Inc., except for issuances of Common Units in connection with certain Acquisitions or Capital Improvements that are accretive on a per Unit basis.

  Prior to this offering, there has been no public market for the Common Units of the Partnership. Consequently, the initial public offering price has been determined by negotiations between the General Partner and the Representatives. Among the factors considered in determining the initial public offering price were the history of and prospects for the Partnership's business and the industry in which it competes, an assessment of the Partnership's management and the present state of the Partnership's development, the past and present revenues, earnings and cash flows of the Partnership, the prospects for growth of the Partnership's revenues, earnings and cash flows, the current state of the economy in the United States and the current level of economic activity in the industry in which the Partnership competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Partnership.

  The Common Units have been approved for listing on the NYSE, under the symbol "PAA".

  Because the National Association for Securities Dealers, Inc. ("NASD") views the Common Units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the Common Units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

  The provisions of Rule 2710(c)(8) of the NASD's Conduct Rules apply to this offering because more than 10% of the net proceeds of this offering will be paid to ING (U.S.) Capital Corporation, which is an affiliate of ING Barings Furman Selz LLC, as agent for loans entered into to finance the acquisition of the Wingfoot entities. Rule 2710(c)(8) requires, among other things, that the initial public offering price be no higher than that recommended by a "qualified independent underwriter," who must participate in the preparation of the registration statement and the prospectus and who must exercise the usual standards of "due diligence" with respect thereto. Salomon Smith Barney Inc. is acting as a qualified independent underwriter in this offering and the initial public offering price of the Common Units will not be higher than the price recommended by Salomon Smith Barney Inc., which price will be determined based on the factors discussed above.

  The Partnership, the Operating Partnership, the General Partner and Plains Resources have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

                         VALIDITY OF THE COMMON UNITS

  The validity of the Common Units will be passed upon for the Partnership by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters in connection with the Common Units offered hereby are being passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

  The combined financial statements of the Plains Midstream Subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements of Wingfoot Ventures Seven, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The balance sheet of Plains All American Inc. as of June 30, 1998 included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The balance sheet of the Partnership as of October 30, 1998 included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The pro forma consolidated income statement of the Partnership for the year ended December 31, 1997 included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in performing examinations of pro forma financial information in accordance with standards established by the American Institute of Certified Public Accountants.

  With respect to the unaudited historical combined financial information of the Plains Midstream Subsidiaries as of September 30, 1998 and for the nine month periods ended September 30, 1997 and 1998, the unaudited historical consolidated financial information of Wingfoot Ventures Seven, Inc. as of June 30, 1998 and for the six month periods ended June 30, 1997 and 1998, the unaudited pro forma consolidated balance sheet of the Partnership as of September 30, 1998 and the related unaudited pro forma consolidated income statements for the nine month periods ended September 30, 1997 and 1998, included in this Prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated September 16, 1998, September 23, 1998 and October 31, 1998, respectively, appearing herein state that they did not audit and they do not express an opinion on the unaudited historical interim combined financial information or the unaudited pro forma consolidated financial information as of September 30, 1998 and for the nine month periods ended September 30, 1997 and 1998 or the unaudited historical interim consolidated financial information as of June 30, 1998 and for the six month periods ended June 30, 1997 and 1998. PricewaterhouseCoopers LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their reports had not been included. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited historical interim combined financial information, unaudited historical consolidated financial information and on the unaudited pro forma consolidated financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

                             AVAILABLE INFORMATION

  The Partnership has not previously been subject to the informational requirements of the Exchange Act. The Partnership has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Units offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Partnership and the Common Units offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements made in this Prospectus concerning the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission by the Partnership may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained upon written request from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or from the Commission's Web site on the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
PLAINS ALL AMERICAN PIPELINE, L.P.
 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS:
   Report of Independent Accountants on Review of Pro Forma Consolidated
    Financial Information.................................................  F-2
   Report of Independent Accountants on Examination of Pro Forma
    Consolidated Financial Information....................................  F-3
   Introduction...........................................................  F-4
   Pro Forma Consolidated Balance Sheet as of September 30, 1998..........  F-5
   Pro Forma Consolidated Income Statement for the nine months ended
    September 30, 1998....................................................  F-6
   Pro Forma Consolidated Income Statement for the nine months ended
    September 30, 1997....................................................  F-7
   Pro Forma Consolidated Income Statement for the year ended December 31,
    1997..................................................................  F-8
   Notes to Pro Forma Consolidated Financial Statements...................  F-9
PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES
 UNAUDITED COMBINED INTERIM FINANCIAL STATEMENTS:
   Independent Accountants' Report........................................ F-12
   Combined Balance Sheets as of December 31, 1997 and September 30, 1998. F-13
   Combined Statements of Income for the nine months ended September 30,
    1997 and 1998......................................................... F-14
   Combined Statements of Cash Flows for the nine months ended September
    30, 1997 and 1998..................................................... F-15
   Notes to Combined Financial Statements................................. F-16
PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES
 COMBINED FINANCIAL STATEMENTS:
   Report of Independent Accountants...................................... F-19
   Combined Balance Sheets as of December 31, 1996 and 1997............... F-20
   Combined Statements of Operations and Combined Equity for the years ended December 31, 1995, 1996, and 1997............................... F-21
   Combined Statements of Cash Flows for the years ended December 31,
    1995, 1996 and 1997................................................... F-22
   Notes to Combined Financial Statements................................. F-23
WINGFOOT VENTURES SEVEN, INC.
 UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:
   Independent Accountants' Report........................................ F-29
   Consolidated Balance Sheets as of December 31, 1997 and June 30, 1998.. F-30
   Consolidated Statements of Income for the six months ended June 30,
    1997 and 1998......................................................... F-31
   Consolidated Statements of Cash Flows for the six months ended June 30,
    1997 and 1998......................................................... F-32
   Notes to Consolidated Financial Statements............................. F-33
WINGFOOT VENTURES SEVEN, INC.
 CONSOLIDATED FINANCIAL STATEMENTS:
   Report of Independent Accountants...................................... F-34
   Consolidated Balance Sheets as of December 31, 1996 and 1997........... F-35
   Consolidated Statements of Operations and Accumulated Deficit for the
    years ended December 31, 1995, 1996 and 1997.......................... F-36
   Consolidated Statements of Cash Flows for the years ended December 31,
    1995,
    1996 and 1997......................................................... F-37
   Notes to Consolidated Financial Statements............................. F-38
PLAINS ALL AMERICAN INC.:
   Report of Independent Accountants...................................... F-48
   Consolidated Balance Sheets as of June 30, 1998 and September 30, 1998. F-49
   Note to Consolidated Financial Statement............................... F-50
PLAINS ALL AMERICAN PIPELINE, L.P.:
   Report of Independent Accountants...................................... F-51
   Balance Sheet as of October 30, 1998................................... F-52
   Notes to Balance Sheet................................................. F-53

              REPORT OF INDEPENDENT ACCOUNTANTS ON REVIEW OF

               PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

To the Board of Directors and Stockholders of

Plains Resources Inc.

  We have reviewed the pro forma and offering adjustments reflecting the offering, formation and related transactions described in the Notes to Pro Forma Consolidated Financial Statements and application of those adjustments to the historical amounts in the accompanying unaudited pro forma consolidated balance sheet of Plains All American Pipeline, L.P., as of September 30, 1998 and the unaudited pro forma consolidated income statements for the nine months ended September 30, 1997 and 1998. The historical combined balance sheet as of September 30, 1998 and the historical combined income statements for the nine months ended September 30, 1997 and 1998 are derived from the historical unaudited combined financial statements of Plains Resources Inc. Midstream Subsidiaries, which were reviewed by us, appearing elsewhere herein. The historical unaudited consolidated income statements for the six months ended June 30, 1997 and 1998 are derived from the historical unaudited consolidated financial statements of Wingfoot Ventures Seven, Inc., which were reviewed by us, appearing elsewhere herein. Such pro forma and offering adjustments are based upon management's assumptions as described in the Notes to Pro Forma Consolidated Financial Statements. Our review was made in accordance with standards established by the American Institute of Certified Public Accountants.

  A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express an opinion.

  The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the offering, formation and related transactions occurred at an earlier date. However, the pro forma consolidated financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned offering, formation and related transactions actually occurred earlier.

  Based on our review, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned offering, formation and related transactions described in the Notes to Pro Forma Consolidated Financial Statements, that the related pro forma and offering adjustments do not give appropriate effect to those assumptions, or that the pro forma as adjusted column does not reflect the proper application of those adjustments to the historical financial statement amounts in the pro forma consolidated balance sheet as of September 30, 1998, and the pro forma consolidated income statements for the nine months ended September 30, 1997 and 1998.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

October 31, 1998

           REPORT OF INDEPENDENT ACCOUNTANTS ON EXAMINATION OF

               PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

To the Board of Directors and Stockholders of

Plains Resources Inc.

  We have examined the pro forma and offering adjustments reflecting the offering, formation and related transactions described in the Notes to Pro Forma Consolidated Financial Statements and the application of those adjustments to the historical amounts in the accompanying unaudited pro forma consolidated income statement of Plains All American Pipeline, L.P., for the year ended December 31, 1997. This historical consolidated income statement for the year ended December 31, 1997 is derived from the historical combined statement of operations for the year ended December 31, 1997 of Plains Resources Inc. Midstream Subsidiaries and the historical consolidated statement of operations for the year ended December 31, 1997 of Wingfoot Ventures Seven, Inc., which were audited by us, appearing elsewhere herein. Such pro forma and offering adjustments are based upon management's assumptions as described in the Notes to Pro Forma Consolidated Financial Statements. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances.

  The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the offering, formation and related transactions occurred at an earlier date. However, the pro forma consolidated income statement is not necessarily indicative of the results of operations that would have been attained had the above-mentioned offering, formation and related transactions actually occurred earlier.

  In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned offering, formation and related transactions described in the Notes to Pro Forma Consolidated Financial Statements, the related pro forma and offering adjustments give appropriate effect to those assumptions, and the pro forma as adjusted column reflects the proper application of those adjustments to the historical consolidated income statement amounts in the pro forma consolidated income statement for the year ended December 31, 1997.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

October 31, 1998

                PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF

                    PLAINS ALL AMERICAN PIPELINE, L.P.

  The following pro forma consolidated financial statements are based upon the historical financial statements of the Plains Resources Inc. Midstream Subsidiaries (the "Plains Midstream Subsidiaries"), comprised of wholly owned subsidiaries of Plains Resources Inc. ("Plains Resources"), including Plains All American Inc. (the "General Partner"), and Wingfoot Ventures Seven, Inc. ("Wingfoot"), a wholly owned subsidiary of The Goodyear Tire & Rubber Company ("Goodyear"). The September 30, 1998 financial statements of the Plains Midstream Subsidiaries reflect the July 30, 1998 acquisition (the "Acquisition") of all of the outstanding capital stock of the All American Pipeline Company, Celeron Gathering Corporation and Celeron Trading & Transportation Company (collectively, the "Celeron Companies," which comprise substantially all of Wingfoot) from Wingfoot for approximately $400 million in cash, which was financed in part through a borrowing of $300 million under the Plains Midstream Subsidiaries' $325 million limited recourse bank facility (the "Plains Midstream Credit Facility") (a portion of which funded initial working capital) and a capital contribution of $114 million from Plains Resources. The Acquisition was accounted for by the Plains Midstream Subsidiaries using the purchase method of accounting.

  The pro forma consolidated financial statements reflect the acquisition and the following transactions to occur concurrently with, or at the closing of, the offering of the Common Units made hereby (the "Transactions" and the "Offering," respectively): (i) the Plains Midstream Subsidiaries will be merged into Plains Resources, which will sell the assets of these subsidiaries to the Partnership in exchange for $93.7 million and related indebtedness,
(ii) the General Partner will convey all of its interest in the All American Pipeline and the SJV Gathering System to the Partnership in exchange for Units, (iii) the public offering by Plains All American Pipeline, L.P. (the "Partnership") of 12,782,609 Common Units at an assumed initial public offering price of $20.00 per Common Unit resulting in aggregate net proceeds to the Partnership of $236.0 million, net of underwriters' discounts and commissions and offering expenses, and (iv) the distribution of $142.3 million to the General Partner. Following these Transactions, the General Partner and its affiliates will hold, in the aggregate, 6,817,391 Common Units, 9,800,000 Subordinated Units, a 2% general partner interest in the Partnership and the right to receive Incentive Distributions. In addition, the Partnership will assume approximately $175 million in debt from the General Partner incurred in connection with the purchase of the All American Pipeline and the SJV Gathering System. The Partnership will not assume $110 million of Bank Debt and $29.7 million of long-term Intercompany Payable to Affiliates of the Plains Midstream Subsidiaries.

  The pro forma and Offering adjustments are based upon currently available information and certain estimates and assumptions, and therefore, the actual adjustments may differ from the unaudited pro forma and Offering adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the unaudited pro forma and Offering adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. The pro forma consolidated financial statements do not purport to present the financial position or results of operations of the Partnership had the Transactions to be effected at the closing of this Offering actually been completed as of the dates indicated. In addition, the pro forma consolidated financial statements are not necessarily indicative of the results of future operations of the Partnership and should be read in conjunction with the historical financial statements of the Plains Midstream Subsidiaries and Wingfoot appearing elsewhere in this Prospectus.

  The following pro forma and Offering adjustments have been prepared as if the Transactions and Offering had taken place on September 30, 1998, in the case of the Pro Forma Consolidated Balance Sheet or as of January 1, 1997, in the case of the Pro Forma Consolidated Income Statements for the year ended December 31, 1997 and the nine months ended September 30, 1997 and 1998.

                       PLAINS ALL AMERICAN PIPELINE, L.P.

             PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)

                            SEPTEMBER 30, 1998

                                 (IN THOUSANDS)

                           HISTORICAL                                      PRO
                             PLAINS    PRO FORMA     PRO     OFFERING    FORMA AS
                           MIDSTREAM  ADJUSTMENTS   FORMA   ADJUSTMENTS  ADJUSTED
                           ---------- -----------  -------- -----------  --------
         ASSETS
         ------
CURRENT ASSETS
Cash and cash
 equivalents.............   $  9,986   $           $  9,986  $236,035 L  $  9,986
                                                             (142,335)N
                                                              (93,700)M
Accounts receivable......    110,027                110,027               110,027
Inventory................     24,691                 24,691                24,691
Other....................      1,350                  1,350                 1,350
                            --------   --------    --------  --------    --------
Total current assets.....    146,054         --     146,054        --     146,054
                            --------   --------    --------  --------    --------
PROPERTY AND EQUIPMENT...    433,479    (32,667)G   394,752    32,667 M   427,419
                                         (6,060)H
Less accumulated
 depreciation............     (6,060)     6,060 H        --                    --
                            --------   --------    --------  --------    --------
                             427,419    (32,667)    394,752    32,667     427,419
                            --------   --------    --------  --------    --------
OTHER ASSETS.............      8,095                  8,095                 8,095
                            --------   --------    --------  --------    --------
                            $581,568   $(32,667)   $548,901   $32,667    $581,568
                            ========   ========    ========  ========    ========
 LIABILITIES AND EQUITY
 ----------------------
CURRENT LIABILITIES
Accounts payable and
 accrued liabilities.....   $112,657               $112,657              $112,657
Notes payable............     11,500                 11,500                11,500
Intercompany payable to
 affiliates..............     11,739   $ (2,237)H     9,502                 9,502
Accrued interest payable.      4,395                  4,395                 4,395
                            --------   --------    --------  --------    --------
Total current
 liabilities.............    140,291     (2,237)    138,054        --     138,054
LONG-TERM LIABILITIES
Bank debt................    285,000   (110,000)H   175,000               175,000
Intercompany payable to
 affiliates..............     29,681    (29,681)H        --        --          --
Payable in lieu of
 deferred taxes..........      3,966     (3,966)I                              --
                            --------   --------    --------  --------    --------
Total liabilities........    458,938   (145,884)    313,054        --     313,054
                            --------   --------    --------  --------    --------
COMBINED EQUITY..........    122,630    (32,667)G        --                    --
                                        (93,929)H
                                          3,966 I
                            --------   --------    --------  --------    --------
                             122,630   (122,630)         --        --          --
                            --------   --------    --------  --------    --------
PARTNERS' EQUITY
Common Units.............         --     93,369 H    93,369   236,035 L   305,242
                                                              (24,162)M
Subordinated Units.......         --    134,259 H   134,259   (34,744)M    99,515
General Partner Interest.         --      8,219 H     8,219    (2,127)M  (136,243)
                                                             (142,335)N
                            --------   --------    --------  --------    --------
                                  --    235,847     235,847    32,667     268,514
                            --------   --------    --------  --------    --------
                            $581,568   $(32,667)   $548,901  $ 32,667    $581,568
                            ========   ========    ========  ========    ========

           See notes to pro forma consolidated financial statements.

                       PLAINS ALL AMERICAN PIPELINE, L.P.

            PRO FORMA CONSOLIDATED INCOME STATEMENT (UNAUDITED)

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                 (IN THOUSANDS)

                                 HISTORICAL
                          ------------------------
                             PLAINS
                            MIDSTREAM
                          SUBSIDIARIES   WINGFOOT
                          ------------- ----------
                           NINE MONTHS
                              ENDED     SIX MONTHS                                     PRO FORMA
                          SEPTEMBER 30, ENDED JUNE  PRO FORMA               OFFERING       AS
                              1998       30, 1998  ADJUSTMENTS  PRO FORMA  ADJUSTMENTS  ADJUSTED
                          ------------- ---------- -----------  ---------- ----------- ----------
REVENUES................    $755,653     $374,654   $ 62,995 A  $1,193,302   $1,346 O  $1,194,648
COST OF SALES AND
 OPERATIONS.............     732,539      344,538     59,962 A   1,136,062              1,136,062
                                                        (977)F
                            --------     --------   --------    ----------   ------    ----------
Gross margin............      23,114       30,116      4,010        57,240    1,346        58,586
EXPENSES
General and
 administrative.........       3,561        1,053        151 A       4,765                  4,765
Depreciation and
 amortization...........       2,605        6,808      1,025 A       8,067                  8,067
                                                      (7,833)B
                                                       5,462 C
                            --------     --------   --------    ----------   ------    ----------
Operating income........      16,948       22,255      5,205        44,408    1,346        45,754
Related party interest
 expense................       2,250       21,929    (21,929)D          --                     --
                                                      (2,250)J
Interest expense........       4,952           --     (4,347)J      10,722                 10,722
                                                      10,117 K
Interest and other
 income.................         647           --          5 A         652                    652
                            --------     --------   --------    ----------   ------    ----------
NET INCOME BEFORE INCOME
 TAXES..................      10,393          326     23,619        34,338    1,346        35,684
Provision in lieu of
 income taxes...........       3,881           84        419 A          --                     --
                                                      (4,384)I
                            --------     --------   --------    ----------   ------    ----------
NET INCOME..............    $  6,512     $    242   $ 27,584    $   34,338   $1,346    $   35,684
                            ========     ========   ========    ==========   ======    ==========
Net income per Unit.....                                                               $     1.19
                                                                                       ==========


           See notes to pro forma consolidated financial statements.

                       PLAINS ALL AMERICAN PIPELINE, L.P.

            PRO FORMA CONSOLIDATED INCOME STATEMENT (UNAUDITED)

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

                                 (IN THOUSANDS)

                                 HISTORICAL
                          ------------------------
                             PLAINS
                            MIDSTREAM
                          SUBSIDIARIES   WINGFOOT
                          ------------- ----------
                           NINE MONTHS
                              ENDED     SIX MONTHS
                          SEPTEMBER 30, ENDED JUNE  PRO FORMA               OFFERING    PRO FORMA
                              1997       30, 1997  ADJUSTMENTS  PRO FORMA  ADJUSTMENTS AS ADJUSTED
                          ------------- ---------- -----------  ---------- ----------- -----------
REVENUES................    $536,332     $541,698   $204,872 A  $1,282,902   $1,200 O  $1,284,102
COST OF SALES AND
 OPERATIONS.............     527,477      503,085    187,694 A   1,217,572              1,217,572
                                                         293 E
                                                        (977)F
                            --------     --------   --------    ----------   ------    ----------
Gross margin............       8,855       38,613     17,862        65,330    1,200        66,530
EXPENSES
General and
 administrative.........       2,617        1,603        494 A       4,628                  4,628
                                                         (86)E
Depreciation and
 amortization...........         873        8,145      4,073 A       7,887                  7,887
                                                     (12,218)B
                                                       7,014 C
                            --------     --------   --------    ----------   ------    ----------
Operating income........       5,365       28,865     18,585        52,815    1,200        54,015
Related party interest
 expense................       2,253       25,112     14,119 A          --                     --
                                                     (39,231)D
                                                      (2,253)J
Interest expense........         564           --     10,117 K      10,681                 10,681
Interest and other in-
 come...................         105           --         --           105                    105
                            --------     --------   --------    ----------   ------    ----------
NET INCOME BEFORE INCOME
 TAXES..................       2,653        3,753     35,833        42,239    1,200        43,439
Provision in lieu of in-
 come taxes.............         951          572        285 A          --                     --
                                                      (1,808)I
                            --------     --------   --------    ----------   ------    ----------
NET INCOME..............    $  1,702     $  3,181   $ 37,356    $   42,239   $1,200    $   43,439
                            ========     ========   ========    ==========   ======    ==========
Net Income per Unit.....                                                               $     1.45
                                                                                       ==========


           See notes to pro forma consolidated financial statements.

                       PLAINS ALL AMERICAN PIPELINE, L.P.

              PRO FORMA CONSOLIDATED INCOME STATEMENT (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                 (IN THOUSANDS)

                               HISTORICAL
                          ---------------------
                             PLAINS
                           MIDSTREAM              PRO FORMA                           PRO FORMA
                          SUBSIDIARIES WINGFOOT  ADJUSTMENTS PRO FORMA   ADJUSTMENTS AS ADJUSTED
                          ------------ --------  ----------- ----------  ----------- -----------
REVENUES................    $752,522   $992,318    $         $1,744,840    $1,651 O  $1,746,491
COST OF SALES AND
 OPERATIONS.............     740,042    923,152        391 E  1,662,282               1,662,282
                                                    (1,303)F
                            --------   --------    -------   ----------    ------    ----------
Gross margin............      12,480     69,166        912       82,558     1,651        84,209
EXPENSES
General and
 administrative.........       3,529      2,767       (114)E      6,182                   6,182
Depreciation and
 amortization...........       1,165     16,290    (16,290)B     10,516                  10,516
                                                     9,351 C
Impairment of pipeline
 assets.................          --     64,173         --       64,173                  64,173
                            --------   --------    -------   ----------    ------    ----------
Operating income........       7,786    (14,064)     7,965        1,687     1,651         3,338
Related party interest
 expense................       3,622     52,745    (52,745)D         --                      --
                                                    (3,622)J
Interest expense........         894         --     13,489 K     14,383                  14,383
Interest and other
 income.................         138         --         --          138                     138
                            --------   --------    -------   ----------    ------    ----------
NET INCOME (LOSS) BEFORE
 INCOME TAXES...........       3,408    (66,809)    50,843      (12,558)    1,651       (10,907)
Provision in lieu of
 income taxes...........       1,268        276     (1,544)I         --                      --
                            --------   --------    -------   ----------    ------    ----------
NET INCOME (LOSS).......    $  2,140   $(67,085)   $52,387   $  (12,558)   $1,651    $  (10,907)
                            ========   ========    =======   ==========    ======    ==========
Net Loss per Unit.......                                                             $     (.36)
                                                                                     ==========


           See notes to pro forma consolidated financial statements.

                      PLAINS ALL AMERICAN PIPELINE, L.P.

     NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PRO FORMA ADJUSTMENTS

 Introduction

  The pro forma consolidated financial statements are based upon the historical financial statements of the Plains Midstream Subsidiaries, comprised of wholly owned subsidiaries of Plains Resources, including Plains All American Inc. (the "General Partner"), and Wingfoot, a wholly owned subsidiary of Goodyear. The September 30, 1998 financial statements of the Plains Midstream Subsidiaries reflect the July 30, 1998 Acquisition of all of the outstanding capital stock of the Celeron Companies, (which comprise substantially all of Wingfoot) from Wingfoot for approximately $400 million in cash, which was financed in part through a borrowing of $300 million under the Plains Midstream Subsidiaries' $325 million limited recourse bank facility (a portion of which funded initial working capital) and a capital contribution of $114 million from Plains Resources. The Acquisition was accounted for by the Plains Midstream Subsidiaries using the purchase method of accounting.

  The pro forma consolidated financial statements reflect the Acquisition and the following Transactions to occur concurrently with, or at the closing of, the Offering of the Common Units made hereby: (i) the Plains Midstream Subsidiaries will be merged into Plains Resources, which will sell the assets of these subsidiaries to the Partnership in exchange for $93.7 million and related indebtedness, (ii) the General Partner will convey all of its interest in the All American Pipeline and the SJV Gathering System to the Partnership in exchange for Units, (iii) the public Offering by Plains All American Pipeline, L.P. of 12,782,609 Common Units at an assumed initial public offering price of $20.00 per Common Unit resulting in aggregate net proceeds to the Partnership of $236.0 million, net of underwriters' discounts and commissions and Offering expenses, and (iv) the distribution of $142.3 million to the General Partner. Following these Transactions, the General Partner and its affiliates will hold, in the aggregate, 6,817,391 Common Units, 9,800,000 Subordinated Units, a 2% general partner interest in the Partnership and the right to receive Incentive Distributions. In addition, the Partnership will assume approximately $175 million in debt from the General Partner incurred in connection with the purchase of the All American Pipeline and the SJV Gathering System. The Partnership will not assume $110 million of Bank Debt and $29.7 million of long-term Intercompany Payable to Affiliates of the Plains Midstream Subsidiaries.

  The Acquisition adjustments which follow reflect the effect of the Acquisition on the Pro Forma Consolidated Income Statements, including related acquisition financing. The purchase price was allocated in accordance with APB 16 as follows (in thousands):

      Property and equipment.......................................... $392,393
      Other assets (debt issue costs).................................    6,138
      Net working capital items.......................................    8,979
                                                                       --------
                                                                       $407,510
                                                                       ========

  In addition to the Acquisition, Formation and Offering adjustments below, the Partnership estimates that incremental expenses will be incurred due to the Acquisition. Such amounts include estimated expenses associated with the operation of the Partnership as a separate public entity (e.g., costs of tax return preparation, audit fees, annual and quarterly reports to Unitholders, investor relations, and registrar and transfer agent fees), estimated expenses for issuance of letters of credit in excess of such amounts incurred by the Plains Midstream Subsidiaries and Wingfoot due primarily to the elimination of Goodyear as a guarantor of Wingfoot's crude oil purchase obligations and additional estimated amounts included for insurance expenses related to the assets and operations of Wingfoot. The additional insurance expense reflects Goodyear's past practice of self insuring the assets and operations of Wingfoot. The pro forma and Offering adjustments do not give effect to these incremental expenses. Additionally, the pro forma consolidated income statement for the year ended December 31, 1997 does not include a pro forma adjustment related to the non-cash impairment charge of $64.2 million related to the writedown of property and equipment by Wingfoot in connection with the sale of Wingfoot by Goodyear to the General Partner.

                      PLAINS ALL AMERICAN PIPELINE, L.P.

However, based on the Partnership's purchase price allocation to property and equipment, the Partnership would not have incurred an impairment charge during 1997 had it actually acquired Wingfoot as of January 1, 1997.

 Acquisition

  A. The acquisition of the Celeron Companies was completed on July 30, 1998. As a result, the historical financial information of the Plains Midstream Subsidiaries for the nine months ended September 30, 1998 includes the results of operations of the Celeron Companies from July 30, 1998 through September 30, 1998. The amounts below reflect the results of operations for periods not otherwise included in the historical financial information of the Plains Midstream Subsidiaries or Wingfoot.

                                                                   THREE MONTHS
                                              PERIOD FROM JULY 1,      ENDED
                                             1998 TO JULY 30, 1998 SEPTEMBER 30,
                                             (DATE OF ACQUISITION)     1997
                                             --------------------- -------------
Revenues....................................        $62,995          $204,872
Cost of Sales and Operations................         59,962           187,694
                                                    -------          --------
Gross margin................................          3,033            17,178
General and administrative..................            151               494
Depreciation and amortization...............          1,025             4,073
                                                    -------          --------
Operating income............................          1,857            12,611
Related party interest expense..............             --            14,119
Interest and other income...................              5                --
                                                    -------          --------
Net income before taxes.....................          1,862            (1,508)
Provision in lieu of income taxes...........            419               285
                                                    -------          --------
Net income (loss)...........................        $ 1,443          $ (1,793)
                                                    =======          ========

  B. Reflects the elimination of historical Wingfoot depreciation and amortization expense.

  C. Reflects pro forma depreciation and amortization expense based on the purchase price of the Wingfoot assets by the Plains Midstream Subsidiaries. The pro forma composite useful depreciable life of the Partnership's fixed assets is 36 years.

  D. Reflects the elimination of interest expense on loans from Goodyear to Wingfoot. In connection with the Acquisition, Goodyear made a capital contribution of $866.1 million to Wingfoot. Concurrently, the related party debt and accrued interest of approximately $865.2 million was repaid in full to Goodyear on June 15, 1998.

  E. Reflects the elimination of expenses and credits associated with Wingfoot's post retirement pension, health and benefit plans in which the Partnership employees are no longer entitled to participate so that cost of sales and operations and general and administrative expense reflect the ongoing cost of employee benefits to the Partnership. The credits reflected in 1997 relate to amounts earned by Wingfoot on its prepaid pension assets.

  F. Reflects the reduction in compensation and benefits expense due to the recent termination of personnel. Such amounts are based on historical expenses incurred by Wingfoot. The terminations occurred in August 1998 and the General Partner has no plans to replace these personnel. The reduction in personnel is not expected to adversely impact the Partnership's revenues or costs.

 Formation

  G. Reflects the transfer of certain of the Plains Midstream Subsidiaries' crude oil terminalling and storage and gathering and marketing assets to Plains Resources at the net book value of $32.7 million.

                      PLAINS ALL AMERICAN PIPELINE, L.P.

  H. Reflects the transactions by which the Partnership obtains ownership of the assets of the Plains Midstream Subsidiaries at net book value in exchange for 6.8 million Common Units, 9.8 million Subordinated Units and a 2% general partner interest in the Partnership as well as the assumption of $175 million in Bank Debt. The Partnership will not assume $110 million of Bank Debt and $29.7 million of long-term Intercompany Payable to Affiliates of the Plains Midstream Subsidiaries. Additionally, upon completion of the Offering, the Partnership will have $8.0 million of net working capital, resulting in $2.2 million of currently payable Intercompany Payable to Affiliates in the Pro Forma Consolidated Balance Sheet not being assumed by the Partnership. Accumulated depreciation in the amount of $6.1 million has been credited against the Property and Equipment balance to reflect the Partnership's bases in the assets. The book value assigned to the Common Units, Subordinated Units and 2% general partner interest is based on the pro rata number of units of each class issued. The general partner interest was reduced by the cash distribution of $142.3 million (see Adjustment N).


  I. Reflects the elimination of the historical income tax provision and related deferred income tax liabilities as income taxes will be borne by the partners and not the Partnership.

  J. Reflects the elimination of historical interest expense on the Acquisition indebtedness and loans from Plains Resources to the Plains Midstream Subsidiaries. Such loans were not assumed by the Partnership.

  K. Reflects pro forma interest expense on borrowings of $175 million assumed from the Plains Midstream Subsidiaries under the Bank Credit Agreement. The Partnership has entered into a series of 10-year interest rate swaps which fix the LIBOR portion of the interest rate at a weighted average rate of 5.96% (7.71% after giving effect to the weighted average interest rate margin under the Bank Credit Agreement).

 Offering

  L. Reflects the estimated net proceeds to the Partnership of $236.0 million from the issuance and sale of 12.8 million Common Units at an assumed initial public offering price of $20.00 per Common Unit in the Offering, net of underwriters' discounts and commissions of approximately $16.6 million and Offering expenses of approximately $3.0 million.

  M. Reflects the purchase by the Partnership of the assets transferred to Plains Resources in adjustment G for $93.7 million. As this transaction is between entities under common control, it has been recorded at historical net book value of $32.7 million, with the incremental amount paid by the Partnership of $61.0 million recorded as a reduction in Partners' Equity.

  N. Reflects the distribution of cash to the General Partner from the net proceeds of the Offering.

  O. Reflects the pro forma revenues from a marketing agreement entered into upon consummation of the Offering pursuant to which the Partnership will market all of Plains Resources' crude oil production for a fee of $0.20 per barrel. Pro forma revenues from such marketing agreement were calculated based on Plains Resources historical crude oil production volumes which were marketed by the Plains Midstream Subsidiaries.

PRO FORMA NET INCOME PER UNIT

  Pro forma net income per Unit is determined by dividing the pro forma net income that would have been allocated to the Common and Subordinated Unitholders, which is 98% of pro forma net income, by the number of Common and Subordinated Units expected to be outstanding at the closing of the Offering. For purposes of this calculation the Minimum Quarterly Distribution was assumed to have been paid to both Common and Subordinated Unitholders and the number of Common and Subordinated Units outstanding, 29.4 million, were assumed to have been outstanding the entire period. Pursuant to the partnership agreement, to the extent that the Minimum Quarterly Distribution is exceeded, the General Partner is entitled to certain incentive distributions which will result in less income proportionately being allocated to the Common and Subordinated Unitholders. Basic and diluted pro forma net income per Common and Subordinated Unit are equal as there are no dilutive Units.

                     INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholder

of Plains Resources Inc. Midstream Subsidiaries

  We have reviewed the accompanying combined balance sheet of Plains Resources Inc. Midstream Subsidiaries as of September 30, 1998, and the related combined statements of income and of cash flows for the nine month periods ended September 30, 1997 and 1998. This financial information is the responsibility of the Company's management.

  We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  Based on our review, we are not aware of any material modifications that should be made to the accompanying combined interim financial information for it to be in conformity with generally accepted accounting principles.

  We previously audited in accordance with generally accepted auditing standards the combined balance sheet as of December 31, 1997 and the related combined statements of operations and combined equity and of cash flows for the year then ended, and in our report dated September 16, 1998 presented on page F-19 of this Registration Statement we expressed an unqualified opinion on those combined financial statements. In our opinion, the information set forth in the accompanying combined balance sheet information as of December 31, 1997 is fairly stated in all material respects in relation to the combined balance sheet from which it has been derived.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

October 30, 1998

                  PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

              (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

                            COMBINED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                     DECEMBER 31, SEPTEMBER  30,
                                                         1997          1998
                                                     ------------ --------------
                                                                   (UNAUDITED)
                      ASSETS
                      ------
CURRENT ASSETS
Cash and cash equivalents..........................    $      2      $  9,986
Accounts receivable................................      96,319       110,027
Inventory..........................................      18,909        24,691
Prepaid expenses and other.........................         197         1,350
                                                       --------      --------
Total current assets...............................     115,427       146,054
                                                       --------      --------
PROPERTY AND EQUIPMENT
Crude oil pipeline, gathering, terminal and storage
 facilities........................................      33,491       428,714
Trucking equipment, injection stations and other...       2,798         4,765
Less accumulated depreciation......................      (3,903)       (6,060)
                                                       --------      --------
                                                         32,386       427,419
                                                       --------      --------
OTHER ASSETS.......................................       1,806         8,095
                                                       --------      --------
                                                       $149,619      $581,568
                                                       ========      ========
          LIABILITIES AND COMBINED EQUITY
          -------------------------------
CURRENT LIABILITIES
Accounts payable and accrued liabilities...........    $ 86,415      $112,657
Notes payable......................................      18,000        11,500
Intercompany payable to affiliates.................       8,945        11,739
Accrued interest payable...........................          50         4,395
                                                       --------      --------
Total current liabilities..........................     113,410       140,291
LONG-TERM LIABILITIES
Bank debt..........................................          --       285,000
Intercompany payable to affiliates.................      28,531        29,681
Payable in lieu of deferred taxes..................       1,703         3,966
                                                       --------      --------
Total liabilities..................................     143,644       458,938
                                                       --------      --------
COMBINED EQUITY....................................       5,975       122,630
                                                       --------      --------
                                                       $149,619      $581,568
                                                       ========      ========

                  See notes to combined financial statements.

                  PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

              (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

                       COMBINED STATEMENTS OF INCOME

                           (UNAUDITED) (IN THOUSANDS)

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
REVENUES..................................................... $536,332 $755,653
COST OF SALES AND OPERATIONS.................................  527,477  732,539
                                                              -------- --------
Gross margin.................................................    8,855   23,114
                                                              -------- --------
EXPENSES
General and administrative...................................    2,617    3,561
Depreciation and amortization................................      873    2,605
                                                              -------- --------
Total expenses...............................................    3,490    6,166
                                                              -------- --------
Operating income.............................................    5,365   16,948
Related party interest expense...............................    2,253    2,250
Interest expense.............................................      564    4,952
Interest and other income....................................      105      647
                                                              -------- --------
Net income before income taxes...............................    2,653   10,393
Provision in lieu of income taxes............................      951    3,881
                                                              -------- --------
NET INCOME .................................................. $  1,702 $  6,512
                                                              ======== ========


                  See notes to combined financial statements.

                  PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

              (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

                       COMBINED STATEMENTS OF CASH FLOWS
                           (UNAUDITED) (IN THOUSANDS)

                                                               NINE MONTHS
                                                             ENDED SEPTEMBER
                                                                   30,
                                                             -----------------
                                                              1997      1998
                                                             -------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.................................................. $ 1,702  $  6,512
Items not affecting cash flows from operating activities:
  Depreciation and amortization.............................     873     2,605
  (Gain) loss on sale of property and equipment ............     (28)      124
  Change in payable in lieu of deferred taxes...............     848     2,263
Change in assets and liabilities resulting from operating
 activities:
  Accounts receivable.......................................  (2,605)   38,078
  Accounts payable and accrued liabilities..................  (4,816)  (24,223)
  Accrued interest..........................................      55     4,345
  Inventory................................................. (27,185)   (5,121)
  Other.....................................................    (121)   (1,153)
                                                             -------  --------
Net cash (used in) provided by operating activities......... (31,277)   23,430
                                                             -------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition (see Note 2)....................................      --  (401,372)
Additions to property and equipment.........................    (623)   (3,927)
Disposals of property and equipment.........................      84        --
Additions to other assets...................................     (14)   (6,872)
                                                             -------  --------
Net cash used in investing activities.......................    (553) (412,171)
                                                             -------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
Advances from affiliates....................................   6,432     3,944
Debt issue costs incurred in connection with Acquisition
 (see Note 2)...............................................      --     6,138
Proceeds from long-term debt................................      --   285,000
Proceeds from short-term debt...............................  25,000    28,800
Repayments of short-term debt...............................      --   (35,300)
Capital contribution from Plains Resources..................      --   113,700
Dividend to Plains Resources................................      --    (3,557)
                                                             -------  --------
Net cash provided by financing activities...................  31,432   398,725
                                                             -------  --------
Net (decrease) increase in cash.............................    (398)    9,984
Cash, beginning of period...................................     404         2
                                                             -------  --------
Cash, end of period......................................... $     6  $  9,986
                                                             =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid............................................... $ 2,762  $  2,807

                  See notes to combined financial statements.

                 PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

             (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE 1--ORGANIZATION AND ACCOUNTING POLICIES

 Organization

  Plains Resources Inc. Midstream Subsidiaries (the "Plains Midstream Subsidiaries") consist of wholly owned subsidiaries of Plains Resources Inc. ("Plains Resources"). The Plains Midstream Subsidiaries are in the business of interstate and intrastate crude oil pipeline transportation, crude oil terminalling, storage, gathering and marketing primarily in California, Texas, Oklahoma, Louisiana and the Gulf of Mexico.

 Accounting Policies

  The accompanying unaudited combined financial statements have been prepared in accordance with the instructions to interim financial reporting as prescribed by the Securities and Exchange Commission. All material adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods, have been reflected. These interim financial statements should be read in conjunction with the annual combined financial statements of the Plains Midstream Subsidiaries included elsewhere in this Prospectus.

NOTE 2--ACQUISITION

  On July 30, 1998, the Plains Midstream Subsidiaries acquired all of the outstanding capital stock of the All American Pipeline Company, Celeron Gathering Corporation and Celeron Trading & Transportation Company (collectively the "Celeron Companies") from Wingfoot Ventures Seven, Inc., a wholly-owned subsidiary of Goodyear, for approximately $400 million, including transaction costs. The principal assets of the entities acquired include the All American Pipeline, a 1,233-mile crude oil pipeline extending from California to Texas, and a 45-mile crude oil gathering system in the San Joaquin Valley of California, as well as other assets related to such operations. The acquisition was accounted for utilizing the purchase method of accounting with the assets, liabilities and results of operations included in the Combined Financial Statements effective July 30, 1998. The following unaudited pro forma information is presented to show the effect on revenues and net income had the acquisition been consummated on January 1, 1997.

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                           ---------------------
                                                              1997       1998
                                                           ---------- ----------
                                                              (IN THOUSANDS)
      Revenues............................................ $1,284,102 $1,194,648
                                                           ========== ==========
      Net Income.......................................... $   43,439 $   35,684
                                                           ========== ==========

  Financing for the acquisition was provided through (i) a $325 million, limited recourse bank facility with ING (U.S.) Capital Corporation, BankBoston, N.A. and other lenders (the "Plains Midstream Credit Facility") and (ii) an approximate $114 million capital contribution by Plains Resources. Actual borrowings under the Plains Midstream Credit Facility at closing were $300 million. Proceeds from such borrowings, together with the capital contribution from Plains, were used to acquire all of the outstanding capital stock of the Celeron Companies from Goodyear and to provide initial working capital.

  The Plains Midstream Credit Facility is guaranteed by the Celeron Companies and is secured by certain assets of the Celeron Companies, including all pipelines, gathering lines, available accounts receivable,

                 PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

             (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                                  (UNAUDITED)

inventory, linefill and the capital stock of the Celeron Companies. The Plains Midstream Credit Facility consists of (i) a $100 million reducing, revolving line of credit with a $30 million sub-limit for letters of credit ("Tranche A") and (ii) a $225 million non-amortizing term loan ("Tranche B"). The Plains Midstream Subsidiaries incur a commitment fee of 0.5% per annum on the unused portion of Tranche A. The commitment for Tranche A reduces in twenty-four equal quarterly amounts commencing September 30, 1998, with final maturity on June 30, 2004. Tranche B of the Plains Midstream Credit Facility is repayable at maturity on June 30, 2005. Prepayment of principal on Tranche B is subject to a penalty of 1% on amounts prepaid prior to December 31, 1998, and 0.5% thereafter through June 30, 1999. The Plains Midstream Credit Facility bears interest at the Plains Midstream Subsidiaries option at the Base Rate (as defined therein) or (i) LIBOR plus 1.75% for Tranche A and (ii) LIBOR plus 3.00% prior to September 30, 1998 and LIBOR plus 2.75% thereafter for Tranche
B. The Plains Midstream Subsidiaries have entered into 10 year interest rate swaps with three of the lending banks to fix the LIBOR portion of the interest rate on $200 million of indebtedness under Tranche B at 5.96% plus the applicable margin.

  The Plains Midstream Credit Facility contains covenants which, among other things, requires the Plains Midstream Subsidiaries to maintain certain financial ratios and minimum net worth. In addition, the Plains Midstream Credit Facility contains restrictions on additional debt or liens, hedging contracts, asset sales other than those in the ordinary course of business, dividends and other distributions, investments and capital expenditures above a specified amount.

  As a result of the acquisition, the Plains Midstream Subsidiaries increased their letter of credit and inventory credit facility from $90 million to $175 million. On July 30, 1998, the Plains Midstream Subsidiaries established a $175 million secured revolving credit facility with BankBoston, N.A., ING (U.S.) Capital Corporation and other lenders (the "Letter of Credit Facility"). The purpose of the Letter of Credit Facility is to provide standby letters of credit to support the purchase of crude oil for resale and borrowings to finance crude oil inventory which has been hedged against future price risk. The Letter of Credit Facility is guaranteed by Plains Resources. The Letter of Credit Facility is secured by certain assets of the Plains Midstream Subsidiaries, primarily accounts receivable and crude oil inventory. Aggregate availability under the Letter of Credit Facility is subject to certain borrowing base tests which are determined monthly.

  The Plains Midstream Subsidiaries have established a $40 million sublimit (the "Sublimit") within the Letter of Credit Facility for borrowings to finance crude oil purchased in connection with operations at the Plains Midstream Subsidiaries' crude oil terminal and storage facilities. Under the terms of the Sublimit, all purchases of crude oil inventory financed are required to be hedged against future price risk on terms acceptable to the lenders.

  Letters of credit under the Letter of Credit Facility are generally issued for up to seventy day periods. Borrowings incur interest at the borrower's option of either (i) the Base Rate, as defined, or (ii) LIBOR plus an applicable margin. The Plains Midstream Subsidiaries incur a commitment fee of 0.25% per annum on the unused portion of the Letter of Credit Facility. The Letter of Credit Facility has a final maturity date of July 30, 2001.

  The Letter of Credit Facility contains covenants which, among other things, require the Plains Midstream Subsidiaries to maintain certain financial ratios and minimum levels of working capital and net worth. In addition, the Letter of Credit Facility contains restrictions on additional indebtedness, acquisitions, mergers, sale of assets, affiliate transactions, derivative contracts and capital expenditures.

                 PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

             (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                                  (UNAUDITED)

NOTE 3--COMBINED EQUITY

  The following is a reconciliation of the combined equity balance of the Plains Midstream Subsidiaries Inc.:

                                                                1997    1998
                                                               ------ --------
      Balance--December 31.................................... $3,835 $  5,975
      Net income for the nine months ended September 30.......  1,702    6,512
      Capital contribution in connection with the acquisition
       of the Celeron Companies...............................     --  113,700
      Dividend to Plains Resources............................     --   (3,557)
                                                               ------ --------
      Balance--September 30................................... $5,537 $122,630
                                                               ====== ========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholder of Plains Resources Inc. Midstream Subsidiaries

  In our opinion, the accompanying combined balance sheets and the related combined statements of operations and combined equity and of cash flows present fairly, in all material respects, the financial position of Plains Resources Inc. Midstream Subsidiaries (wholly owned subsidiaries of Plains Resources Inc.) at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Plains Resources Inc. Midstream Subsidiaries' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
September 16, 1998

                  PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

              (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

                            COMBINED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1997
                                                             --------  --------
                           ASSETS
                           ------
CURRENT ASSETS
Cash........................................................ $    404  $      2
Accounts receivable.........................................   85,904    96,319
Inventory...................................................    2,459    18,909
Other.......................................................      158       197
                                                             --------  --------
Total current assets........................................   88,925   115,427
                                                             --------  --------
PROPERTY AND EQUIPMENT
Crude oil terminal and storage facilities...................   33,349    33,491
Trucking equipment, injection stations and other............    2,492     2,798
Less accumulated depreciation...............................   (3,027)   (3,903)
                                                             --------  --------
                                                               32,814    32,386
                                                             --------  --------
OTHER ASSETS................................................      818     1,806
                                                             --------  --------
                                                             $122,557  $149,619
                                                             ========  ========
              LIABILITIES AND COMBINED EQUITY
              -------------------------------
CURRENT LIABILITIES
Accounts payable and accrued liabilities.................... $ 76,838  $ 86,415
Notes payable...............................................       --    18,000
Intercompany payable to affiliates..........................    9,501     8,945
Accrued interest payable....................................       --        50
                                                             --------  --------
Total current liabilities...................................   86,339   113,410
LONG-TERM LIABILITIES
Intercompany payable to affiliates..........................   31,811    28,531
Payable in lieu of deferred taxes...........................      572     1,703
                                                             --------  --------
Total liabilities...........................................  118,722   143,644
                                                             --------  --------
COMBINED EQUITY.............................................    3,835     5,975
                                                             --------  --------
                                                             $122,557  $149,619
                                                             ========  ========

                  See notes to combined financial statements.

                  PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

              (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

             COMBINED STATEMENTS OF OPERATIONS AND COMBINED EQUITY

                                 (IN THOUSANDS)

                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1995      1996     1997
                                                    --------  -------- --------
REVENUES........................................... $339,825  $531,698 $752,522
COST OF SALES AND OPERATIONS.......................  333,459   522,167  740,042
                                                    --------  -------- --------
Gross margin.......................................    6,366     9,531   12,480
                                                    --------  -------- --------
EXPENSES
General and administrative.........................    2,415     2,974    3,529
Depreciation and amortization......................      944     1,140    1,165
                                                    --------  -------- --------
Total expenses.....................................    3,359     4,114    4,694
                                                    --------  -------- --------
Operating income...................................    3,007     5,417    7,786
Related party interest expense.....................    3,460     3,559    3,622
Interest expense...................................       --        --      894
Interest and other income..........................      115        90      138
                                                    --------  -------- --------
Net (loss) income before (benefit) provision in
 lieu of income taxes..............................     (338)    1,948    3,408
(Benefit) provision in lieu of income taxes........      (93)      726    1,268
                                                    --------  -------- --------
NET (LOSS) INCOME..................................     (245)    1,222    2,140
Beginning combined equity..........................    2,858     2,613    3,835
                                                    --------  -------- --------
Ending combined equity............................. $  2,613  $  3,835 $  5,975
                                                    ========  ======== ========


                  See notes to combined financial statements.

                  PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

              (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1995     1996     1997
                                                    -------  -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income.................................. $  (245) $ 1,222  $ 2,140
Items not affecting cash flows from operating
 activities:
  Depreciation and amortization....................     944    1,140    1,165
  Gain on sale of property and equipment ..........      (3)     (34)     (28)
  Change in payable in lieu of deferred taxes......     (93)     706    1,131
Change in assets and liabilities resulting from
 operating activities:
  Accounts receivable.............................. (21,999) (38,771) (10,415)
  Accounts payable and accrued liabilities.........  14,559   35,994    9,577
  Accrued interest.................................      --       --       50
  Inventory........................................   1,007      435  (16,450)
  Other............................................      30       41      (39)
                                                    -------  -------  -------
Net cash (used in) provided by operating
 activities........................................  (5,800)     733  (12,869)
                                                    -------  -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment................    (571)  (3,346)    (678)
Disposals of property and equipment................      34       97       85
Additions to other assets..........................    (184)     (36)  (1,261)
                                                    -------  -------  -------
Net cash used in investing activities..............    (721)  (3,285)  (1,854)
                                                    -------  -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (payments to) affiliates.............   4,963    2,759   (3,679)
Proceeds from short-term debt......................      --       --   39,000
Repayments of short-term debt......................      --       --  (21,000)
Cash in compensating balance account...............   1,494       --       --
                                                    -------  -------  -------
Net cash provided by financing activities..........   6,457    2,759   14,321
                                                    -------  -------  -------
Net (decrease) increase in cash....................     (64)     207     (402)
Cash, beginning of period..........................     261      197      404
                                                    -------  -------  -------
Cash, end of period................................ $   197  $   404  $     2
                                                    =======  =======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid...................................... $ 3,460  $ 3,559  $ 4,466

                  See notes to combined financial statements.

                 PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

             (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

 Organization

  Plains Resources Inc. Midstream Subsidiaries (the "Plains Midstream Subsidiaries") consist of wholly owned subsidiaries of Plains Resources Inc. ("Plains Resources"). The Plains Midstream Subsidiaries are in the business of crude oil terminalling and storage and gathering and marketing primarily in Oklahoma (where they own a two million barrel, above ground crude oil terminalling and storage facility (the "Cushing Terminal")), Texas, Louisiana and Kansas.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes these estimates are reasonable, actual results could differ from these estimates.

 Revenue Recognition

  Revenues are accrued at the time title to the product sold transfers to the purchaser, which typically occurs upon receipt of the product by the purchaser, and purchases are accrued at the time title to the product purchased transfers to the Plains Midstream Subsidiaries, which typically occurs upon receipt of the product by the Plains Midstream Subsidiaries. Except for crude oil purchased from time to time as inventory to service the needs of its terminalling and storage customers, the Plains Midstream Subsidiaries' policy is to purchase only crude oil for which they have a market to sell and to structure their sales contracts so that crude oil price fluctuations do not materially affect the gross margin which they receive. As the Plains Midstream Subsidiaries purchase crude oil, they establish a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the New York Mercantile Exchange ("NYMEX"). Through these transactions, the Plains Midstream Subsidiaries seek to maintain a position that is substantially balanced between crude oil purchases and sales and future delivery obligations.

 Cash

  The Plains Midstream Subsidiaries' cash management program utilizes zero-balance accounts, which are funded on a daily basis by Plains Resources. Accordingly, the Plains Midstream Subsidiaries maintain book overdraft balances which have been reclassified to current liabilities.

 Inventory

  Inventory consists of crude oil in pipelines and in storage tanks which is valued at the lower of cost or market, with cost determined using the average cost method.

 Property and Equipment

  Property and equipment is recorded at cost. Acquisitions and betterments are capitalized; maintenance and repairs are expensed. Depreciation on the Cushing Terminal is provided using the straight-line method over an estimated useful life of forty years; other property and equipment is also depreciated using the straight-line method over estimated useful lives of five to ten years.

                 PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

             (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

 Other Assets

  Other assets include goodwill associated with the purchase of certain transportation and crude oil gathering assets and are amortized over a period of twenty years.

 Federal Income Taxes

  The Plains Midstream Subsidiaries are included in the combined federal income tax return of Plains Resources. Income taxes are calculated as if the Plains Midstream Subsidiaries had filed a return on a separate company basis utilizing a statutory rate of 35%. Payables in lieu of deferred taxes represent deferred tax liabilities which are recognized based on the temporary differences between the tax basis of the Plains Midstream Subsidiaries' assets and liabilities and the amounts reported in the financial statements. These amounts are owed to Plains Resources. Current amounts payable are also owed to Plains Resources and are included in intercompany payable to affiliates in the accompanying Combined Balance Sheets (see Note 2).

 Hedging

  The Plains Midstream Subsidiaries utilize various derivative instruments to hedge their exposure to price fluctuations on crude oil transactions. The derivative instruments used consist primarily of futures and option contracts traded on the NYMEX and crude oil swap contracts entered into with financial institutions. These instruments are utilized to hedge transactions which are based on NYMEX oil prices; therefore, a high correlation exists between the hedged item and the hedge contract.

  Recognized gains and losses on hedge contracts are reported as a component of the related transaction. Cash flows from hedging activities are included in operating activities in the Combined Statements of Cash Flows. Net deferred gains and losses on futures contracts, including closed futures contracts, entered into to hedge anticipated crude oil purchases and sales are included in accounts payable and accrued liabilities in the Combined Balance Sheets. Deferred gains or losses from inventory hedges are included as part of the inventory cost and recognized when the related inventory is sold. Crude oil swap contracts have no carrying value and therefore are not reflected in the Combined Balance Sheets.

 Recent Accounting Pronouncements

  In July 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), Disclosures About Segments of an Enterprise and Related Information, effective for fiscal years beginning after December 15, 1997. SFAS 131 introduces a new model for segment reporting and requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. Reportable segments are based on products and services, geography, legal structure, management structure or any manner in which management disaggregates a company. This statement replaces the notion of industry and geographic segments in current FASB standards. Management is currently evaluating the impact of this statement on the Plains Midstream Subsidiaries' disclosures.

  In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 is effective for all fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it

                 PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

             (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED) is, the type of hedge transaction. For fair-value hedge transactions in which the Plains Midstream Subsidiaries are hedging changes in an asset's, liability's, or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash-flow hedge transactions, in which the Plains Midstream Subsidiaries are hedging the variability of cash flows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The Plains Midstream Subsidiaries have not yet determined the impact that the adoption of SFAS 133 will have on their earnings or statement of financial position.

NOTE 2--INCOME TAXES

  As discussed in Note 1, the Plains Midstream Subsidiaries' results are included in Plains Resources' combined federal income tax return. The amounts presented below were calculated as if the Plains Midstream Subsidiaries filed a separate tax return. Current amounts payable per the calculations in the amount of $20,000 and $137,000 for the years ended December 31, 1996 and 1997, respectively, are payable to Plains Resources and are included in intercompany payable to affiliates in the accompanying Combined Balance Sheets.

  (Benefit) provision in lieu of income taxes consists of the following components:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                               -----------------
                                                               1995  1996  1997
                                                               ----  ---- ------
                                                                (IN THOUSANDS)
      Federal
        Current............................................... $ --  $  1 $   38
        Deferred..............................................  (93)  706  1,131
      State
        Current...............................................   --    19     99
                                                               ----  ---- ------
      Total................................................... $(93) $726 $1,268
                                                               ====  ==== ======

  Actual (benefit) provision in lieu of income taxes differs from (benefit) provision in lieu of income taxes computed by applying the U.S. federal statutory corporate tax rate of 35% to (loss) income before such (benefit) provision as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                             ------------------
                                                             1995   1996  1997
                                                             -----  ---- ------
                                                              (IN THOUSANDS)
      Provision at the statutory rate....................... $(118) $682 $1,169
      State income tax, net of benefit for federal
       deduction............................................    --    12     65
      Permanent differences.................................    25    32     34
                                                             -----  ---- ------
      Total................................................. $ (93) $726 $1,268
                                                             =====  ==== ======

  The Plains Midstream Subsidiaries' payable in lieu of deferred taxes at December 31, 1996 and 1997, results from differences in depreciation methods used for financial purposes and for tax purposes.

                 PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

             (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 3--CREDIT FACILITIES

  The Plains Midstream Subsidiaries have a $90 million Uncommitted Secured Demand Transactional Line of Credit Facility ("the Transactional Facility") with five banks. The purpose of the Transactional Facility is to provide standby letters of credit to support the purchase by the Plains Midstream Subsidiaries of crude oil for resale and borrowings by the Plains Midstream Subsidiaries to finance crude oil inventory which has been hedged against future price risk. The Transactional Facility is secured by all of the assets of the Plains Midstream Subsidiaries and is guaranteed by Plains Resources. Plains Resources' guarantee is secured by a $1 million standby letter of credit issued under Plains Resources' revolving credit facility.

  Generally, letters of credit under the Transactional Facility are issued for up to seventy day periods. At December 31, 1996 and 1997, the Plains Midstream Subsidiaries had outstanding letters of credit of approximately $39.6 million and $37.8 million, respectively, issued under the Transactional Facility. To date, no amounts have been drawn on such letters of credit issued by the Plains Midstream Subsidiaries.

  The Plains Midstream Subsidiaries have established a $25 million sublimit (the "Sublimit") within the Transactional Facility for standby letters of credit and borrowings to finance crude oil purchases. Under the terms of the Sublimit, all purchases of crude oil inventory financed are required to be hedged against future price risk on terms acceptable to the lenders. No borrowings were outstanding under the Sublimit as of December 31, 1996. At December 31, 1997, approximately $18.0 million in borrowings were outstanding under the Sublimit.

  Borrowings under the Transactional Facility incur interest at the borrower's option of either (i) the Base Rate, as defined, or (ii) LIBOR plus an applicable margin. All financings under the Transactional Facility, which expire in November 1998, are at the discretion of the lenders on a transaction by transaction basis. Aggregate cash borrowings by the Plains Midstream Subsidiaries for inventory transactions are limited to $25 million.

  In July 1998, Plains All American Inc., a wholly owned subsidiary of Plains Resources, acquired the All American Pipeline, a 1,233-mile crude oil pipeline extending from California to Texas, and a 45-mile crude oil gathering system in the San Joaquin Valley of California, as well as certain other assets related to such operations. As a result of Plains Resources' acquisition of such assets, the Plains Midstream Subsidiaries increased their letter of credit and inventory credit facility from $90 million to $175 million. On July 30, 1998, the Plains Midstream Subsidiaries established a $175 million secured revolving credit facility with BankBoston, N.A., ING (U.S.) Capital Corporation and other lenders (the "Letter of Credit Facility"). The purpose of the Letter of Credit Facility is to provide standby letters of credit to support the purchase of crude oil for resale and borrowings to finance crude oil inventory which has been hedged against future price risk. The Letter of Credit Facility is guaranteed by Plains Resources. The Letter of Credit Facility is secured by certain assets of the Plains Midstream Subsidiaries, primarily accounts receivable and crude oil inventory. Aggregate availability under the Letter of Credit Facility is subject to certain borrowing base tests which are determined monthly.

  The Plains Midstream Subsidiaries have established a $40 million sublimit (the "Sublimit") within the Letter of Credit Facility for borrowings to finance crude oil purchased in connection with operations at the Plains Midstream Subsidiaries' crude oil terminal and storage facilities. Under the terms of the Sublimit, all purchases of crude oil inventory financed are required to be hedged against future price risk on terms acceptable to the lenders.

  Letters of credit under the Letter of Credit Facility are generally issued for up to seventy day periods. Borrowings incur interest at the borrower's option of either (i) the Base Rate, as defined, or (ii) LIBOR plus an applicable margin. The Plains Midstream Subsidiaries incur a commitment fee of 0.25% per annum on the unused portion of the Letter of Credit Facility. The Letter of Credit Facility has a final maturity date of July 30, 2001.

                 PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

             (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  The Letter of Credit Facility contains covenants which, among other things, require the Plains Midstream Subsidiaries to maintain certain financial ratios and minimum levels of working capital and net worth. In addition, the Letter of Credit Facility contains restrictions on additional indebtedness, acquisitions, mergers, sale of assets, affiliate transactions, derivative contracts and capital expenditures.

NOTE 4--MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

  During 1995, Phibro, Inc. ("Phibro") and Basis Petroleum, Inc. ("Basis"), formerly Phibro Energy U.S.A., Inc., accounted for 19% and 15%, respectively, of the Plains Midstream Subsidiaries' total sales. For 1996 and 1997, customers accounting for more than 10% of total sales are as follows: 1996-- Koch Oil Company ("Koch")--16% and Basis--11%; 1997--Koch--30%, Sempra Energy Trading Corporation, formerly AIG Trading Corporation--12% and Basis--11%. No other purchaser accounted for as much as 10% of total sales during 1995, 1996 and 1997.

  Financial instruments which potentially subject the Plains Midstream Subsidiaries to concentrations of credit risk consist principally of trade receivables. The Plains Midstream Subsidiaries' accounts receivable are primarily from purchasers of crude oil. This industry concentration has the potential to impact the Plains Midstream Subsidiaries' overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. The Plains Midstream Subsidiaries generally require letters of credit for receivables from customers which are not considered investment grade, unless the credit risk can otherwise be reduced.

NOTE 5--RELATED PARTY TRANSACTIONS

  The Plains Midstream Subsidiaries market certain crude oil production of Plains Resources, its subsidiaries and its royalty owners. The Plains Midstream Subsidiaries paid approximately $43.8 million, $100.5 million and $101.2 million for the purchase of these products for the years ended December 31, 1995, 1996 and 1997, respectively. In management's opinion, such purchases were made at prevailing market rates. The Plains Midstream Subsidiaries did not recognize a profit on the sale of the barrels purchased from Plains Resources.

  The Plains Midstream Subsidiaries are guarantors of Plains Resources' $225 million revolving credit facility and $200 million 10 1/4% Senior Subordinated Notes due 2006. The agreements under which such debt was issued contain covenants which, among other things, restrict the Plains Midstream Subsidiaries' ability to make certain loans and investments and restrict additional borrowings by the Plains Midstream Subsidiaries.

  Plains Resources allocated certain direct and indirect general and administrative expenses to the Plains Midstream Subsidiaries during 1995, 1996 and 1997. Indirect costs were allocated based on the number of employees. The types of indirect expenses allocated to the Plains Midstream Subsidiaries during this period were office rent, utilities, telephone services, data processing services, office supplies and equipment maintenance. Direct expenses allocated by Plains Resources were primarily salaries and benefits of employees engaged in the business activities of the Plains Midstream Subsidiaries. Management believes that the method used to allocate expenses is reasonable.

  The Plains Midstream Subsidiaries fund the acquisition of certain asset and inventory purchases through borrowings from Plains Resources. In addition, the Plains Midstream Subsidiaries participate in a cash management arrangement with Plains Resources covering the funding of daily cash requirements and the investing of excess cash. Amounts due to the Parent Company under the arrangements bear interest at a rate of 10 1/4%. The balance due to Plains Resources as of December 31, 1996 and 1997, was approximately $30.0

                 PLAINS RESOURCES INC. MIDSTREAM SUBSIDIARIES

             (WHOLLY OWNED SUBSIDIARIES OF PLAINS RESOURCES INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED) million and $26.7 million, respectively. Such amounts include approximately $0.2 million and $0.3 million of cumulative federal and state income taxes payable at December 31, 1996 and 1997, respectively. Balances due to other subsidiaries of Plains Resources as of December 31, 1996 and 1997 were approximately $11.3 million and $10.8 million, respectively.

  The Plains Midstream Subsidiaries have entered into various derivative financial instruments (see Note 6) on Plains Resources's behalf. The principal objective is to hedge exposure to price volatility on crude oil produced by Plains Resources. Any gains or losses on these transactions are passed on to Plains Resources.

NOTE 6--FINANCIAL INSTRUMENTS

 Derivatives

  The Plains Midstream Subsidiaries utilize derivative financial instruments, as defined in SFAS No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," to hedge exposure to price volatility on crude oil and do not use such instruments for speculative trading purposes. These arrangements expose the Plains Midstream Subsidiaries to credit risk (as to counterparties) and to risk of adverse price movements in certain cases where the Plains Midstream Subsidiaries' purchases are less than expected.

 Fair Value of Financial Instruments

  In accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," the carrying values of items comprising current assets and current liabilities approximate fair value due to the short-term maturities of these instruments. Crude oil futures contracts permit settlement by delivery of the crude oil and, therefore, are not financial instruments, as defined. The unrealized gain on crude oil swap transactions entered into on behalf of the Parent Company was approximately $0.1 million and $1.0 million as of December 31, 1996 and 1997, respectively. These amounts represent the calculated difference between the NYMEX crude oil price and the contract price of the hedge arrangements as of December 31, 1996 and 1997.

NOTE 7--LITIGATION

  The Plains Midstream Subsidiaries, in the ordinary course of business, are defendants in various legal proceedings in which their exposure, individually and in the aggregate, is not considered material to the accompanying financial statements.

                     INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholder

of Wingfoot Ventures Seven, Inc.

  We have reviewed the accompanying consolidated balance sheets of Wingfoot Ventures Seven, Inc. as of June 30, 1998, and the related consolidated statements of income and of cash flows for the six month periods ended June 30, 1998 and 1997. This financial information is the responsibility of the Company's management.

  We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial information for it to be in conformity with generally accepted accounting principles.

  We previously audited in accordance with generally accepted auditing standards the consolidated balance sheet as of December 31, 1997 and the related consolidated statements of operations and accumulated deficit, and of cash flows for the year then ended, and in our report dated July 27, 1998 presented on page F-34 of this Registration Statement we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 1997 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PRICEWATERHOUSECOOPERS LLP

San Francisco, California

September 23, 1998

                         WINGFOOT VENTURES SEVEN, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      DECEMBER 31,   JUNE 30,
                                                          1997         1998
                                                      ------------  -----------
                                                                    (UNAUDITED)
                       ASSETS
                       ------
CURRENT ASSETS
Cash................................................. $       104   $       150
Accounts receivable..................................      64,077        53,367
Receivable from affiliate............................          --        26,304
Working oil inventory................................       2,240         5,714
Prepaid expenses and other current assets............       5,179         6,577
                                                      -----------   -----------
Total current assets.................................      71,600        92,112
                                                      -----------   -----------
Property, plant and equipment........................   1,629,391     1,631,009
Less allowance for depreciation and amortization.....  (1,228,465)   (1,235,273)
                                                      -----------   -----------
                                                          400,926       395,736
                                                      -----------   -----------
Total assets......................................... $   472,526   $   487,848
                                                      ===========   ===========
        LIABILITIES AND STOCKHOLDER'S EQUITY
        ------------------------------------
CURRENT LIABILITIES
Accounts payable..................................... $    53,065   $    43,992
Benefits and compensation............................       1,834         1,459
Accrued expenses.....................................       1,591         1,872
Accrued interest to related party....................      34,121            --
Accrued taxes........................................       6,670         7,102
Short-term debt to related party.....................     102,439            --
Other current liabilities............................       1,071         1,080
                                                      -----------   -----------
Total current liabilities............................     200,791        55,505
LONG-TERM LIABILITIES
Long-term debt to related party......................     705,243            --
Deferred income taxes................................       7,130         6,830
Benefits and compensation............................       7,971         7,749
                                                      -----------   -----------
Total liabilities....................................     921,135        70,084
                                                      -----------   -----------
STOCKHOLDER'S EQUITY
Common stock, $100 par value, 1,000 shares
 authorized;
 issued and outstanding 12 shares....................           1             1
Additional paid-in capital...........................     907,374     1,773,505
Accumulated deficit..................................  (1,355,984)   (1,355,742)
                                                      -----------   -----------
                                                        (448,609)       417,764
                                                      -----------   -----------
Total liabilities and stockholder's equity........... $   472,526   $   487,848
                                                      ===========   ===========

                See notes to consolidated financial statements.

                         WINGFOOT VENTURES SEVEN, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                           (UNAUDITED) (IN THOUSANDS)

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
REVENUES..................................................... $541,698 $374,654
COST OF SALES AND OPERATIONS.................................  503,085  344,538
                                                              -------- --------
Gross margin.................................................   38,613   30,116
EXPENSES
Depreciation and amortization................................    8,145    6,808
General and administrative...................................    1,603    1,053
                                                              -------- --------
Total expenses...............................................    9,748    7,861
                                                              -------- --------
Operating income.............................................   28,865   22,255
Related party interest expense...............................   25,112   21,929
                                                              -------- --------
Income before income taxes...................................    3,753      326
Provision in lieu of income taxes............................      572       84
                                                              -------- --------
NET INCOME................................................... $  3,181 $    242
                                                              ======== ========


                See notes to consolidated financial statements.

                         WINGFOOT VENTURES SEVEN, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (UNAUDITED) (IN THOUSANDS)

                                                            SIX MONTHS ENDED
                                                                JUNE 30,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income................................................  $  3,181  $    242
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation and amortization...........................     8,145     6,808
  Deferred income taxes...................................      (103)     (300)
Changes in assets and liabilities resulting from operating
 activities:
  Accounts receivable.....................................     5,064    10,710
  Receivable from affiliate...............................        --   (26,304)
  Working oil inventory, prepaid expenses and other
   current assets.........................................   (15,650)   (4,872)
  Accounts payable........................................    (5,886)   (9,073)
  Accrued taxes...........................................       225       432
  Accruals and other current liabilities..................   (26,903)  (34,206)
  Benefits and compensation...............................        40      (222)
                                                            --------  --------
Net cash used in operating activities.....................   (31,887)  (56,785)
                                                            --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures......................................    (1,238)     (850)
Linefill..................................................    (3,236)     (768)
                                                            --------  --------
Net cash used in investing activities.....................    (4,474)   (1,618)
                                                            --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from capital contribution........................        --   866,131
Net proceeds (repayments) of debt to related party........    35,417  (807,682)
                                                            --------  --------
Net cash provided by financing activities.................    35,417    58,449
                                                            --------  --------
Net (decrease) increase in cash...........................      (944)       46
Cash, beginning of period.................................     1,448       104
                                                            --------  --------
Cash, end of period.......................................  $    504  $    150
                                                            ========  ========

                See notes to consolidated financial statements.

                         WINGFOOT VENTURES SEVEN, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1998

                                (IN THOUSANDS)
                                  (UNAUDITED)

1. THE COMPANY

  Wingfoot Ventures Seven, Inc. ("Wingfoot") is a wholly-owned subsidiary of The Goodyear Tire & Rubber Company ("Goodyear"). Wingfoot operates in the mid-stream segment of the energy transportation business and consists of four operating subsidiaries: All American Pipeline Company ("AAPL") and its wholly-owned subsidiary, Celeron Gathering Corporation ("CGC"), Celeron Trading and Transportation ("CT&T") and Celeron Corporation ("CC"). AAPL is engaged in the operation of a heated crude oil pipeline which extends approximately 1,233 miles from Las Flores and Gaviota on the California coast to West Texas. As a common carrier, AAPL charges transportation tariffs which must be filed with the Federal Energy Regulatory Commission ("FERC") and the Public Utilities Commission of the State of California ("CPUC"). CGC operates a proprietary crude oil gathering pipeline in the San Joaquin Valley area of California. CT&T is engaged in purchasing, selling and exchanging crude oil, a substantial portion of which is transported through AAPL's pipeline. CC provides management services to AAPL, CGC and CT&T.

  On March 21, 1998, a Stock Purchase Agreement ("the Agreement") was executed between Wingfoot and Plains All American Inc. ("PAAI"), a wholly-owned subsidiary of Plains Resources Inc., whereby all of the issued and outstanding shares of the capital stock of AAPL and CT&T would be sold to PAAI contingent upon, among other things, approval by the Federal Trade Commission and the CPUC. The net assets to be sold are comprised of assets and liabilities of AAPL, CGC and CT&T and include or exclude all assets and liabilities listed in certain Bills of Sale and Assumption Agreements included in the Agreement. In addition, the following items have been excluded from the net assets to be sold: all of Wingfoot's intercompany transactions with Goodyear; certain other liabilities; and debt and interest owed to Goodyear and its subsidiaries. On July 30, 1998, the Agreement was consummated by PAAI for approximately $400 million, including transaction costs.

2. ACCOUNTING POLICIES

  The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions of interim financial reporting as prescribed by the Securities and Exchange Commission. All material adjustments consisting only of normal recurring adjustments which, in the opinion of management, were necessary for a fair statement of the results for the interim periods, have been reflected. These consolidated unaudited interim financial statements should be read in conjunction with the annual consolidated financial statements of Wingfoot included elsewhere in this Prospectus.

3. RELATED PARTY DEBT

  Pursuant to the Agreement, Wingfoot is obligated to repay the outstanding related party debt and accrued interest of certain of its subsidiaries prior to closing. On June 15, 1998, Goodyear made capital contributions of $866,131 and cash payments of $15,494 for repayments to Wingfoot. Upon receipt of the $881,625, Wingfoot paid Goodyear $865,219 ($843,269 for repayment of certain outstanding related party debt and accrued interest at December 31, 1997 and $21,950 for repayment of related party accrued interest from January 1, 1998 to May 29, 1998) and remitted the remaining $16,406 to Goodyear for payment of certain other liabilities to be assumed by Goodyear as a result of the Agreement.

4. SUBSEQUENT EVENT

  Pursuant to the Agreement, in July 1998, an affiliate of Goodyear repaid $26.3 million to Wingfoot. Concurrently, Wingfoot distributed $25.1 million to Goodyear.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Wingfoot Ventures Seven, Inc. (a wholly-owned subsidiary of
The Goodyear Tire and Rubber Company)

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and accumulated deficit and of cash flows present fairly, in all material respects, the financial position of Wingfoot Ventures Seven, Inc. (a wholly-owned subsidiary of The Goodyear Tire & Rubber Company) and its subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

San Francisco, California
July 27, 1998

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                           DECEMBER 31,
                                                      ------------------------
                                                         1996         1997
                                                      -----------  -----------
                                   ASSETS
                                   ------
Cash................................................. $     1,448  $       104
Accounts receivable..................................      66,433       64,077
Working oil inventory................................       5,789        2,240
Prepaid expenses and other current assets............       4,862        5,179
                                                      -----------  -----------
    Total current assets.............................      78,532       71,600
                                                      -----------  -----------
Property, plant and equipment (Note 3)...............   1,578,450    1,629,391
Less--accumulated depreciation.......................  (1,148,002)  (1,228,465)
                                                      -----------  -----------
                                                          430,448      400,926
                                                      -----------  -----------
    Total assets..................................... $   508,980  $   472,526
                                                      ===========  ===========
                    LIABILITIES AND STOCKHOLDER'S EQUITY
                    ------------------------------------
Accounts payable..................................... $    67,097  $    53,065
Benefits and compensation............................       1,465        1,834
Accrued expenses.....................................       4,804        1,591
Accrued interest to related party (Note 4)...........      30,282       34,121
Accrued taxes........................................       8,594        6,670
Short-term debt to related party (Note 4)............      56,581      102,439
Other current liabilities............................         368        1,071
                                                      -----------  -----------
    Total current liabilities........................     169,191      200,791
Long-term debt to related party (Note 4).............     705,243      705,243
Deferred income taxes................................       7,833        7,130
Benefits and compensation............................       8,237        7,971
                                                      -----------  -----------
    Total liabilities................................     890,504      921,135
                                                      -----------  -----------
Commitments and contingencies (Note 12)
Stockholder's equity:
  Common stock, $100 par value--authorized 1,000
   shares; issued and outstanding 12 shares..........           1            1
  Additional paid-in capital.........................     907,374      907,374
  Accumulated deficit................................  (1,288,899)  (1,355,984)
                                                      -----------  -----------
    Total equity.....................................    (381,524)   (448,609)
                                                      -----------  -----------
  Total liabilities and stockholders' equity......... $   508,980  $   472,526
                                                      ===========  ===========

         The accompanying notes are an integral part of this statement.

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

         CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                             (DOLLARS IN THOUSANDS)

                                           FOR THE YEARS ENDED DECEMBER 31,
                                           -----------------------------------
                                             1995        1996         1997
                                           ---------  -----------  -----------
Revenues (Note 11)........................ $ 619,277  $   929,299  $   992,318
                                           ---------  -----------  -----------
Expenses:
  Purchases, transportation, and storage..   482,130      791,729      892,618
  Property taxes..........................     7,100        8,500        7,450
  Operations and maintenance..............    28,573       25,812       23,084
  Depreciation and amortization...........    39,276       42,760       16,290
  Impairment of pipeline assets (Note 3)..        --      851,878       64,173
  Loss on sale of pipeline assets.........     5,000           --           --
  Related party interest expense (Note 4).    50,869       49,000       52,745
  General and administrative..............     4,834        2,961        2,767
                                           ---------  -----------  -----------
    Total expenses........................   617,782    1,772,640    1,059,127
                                           ---------  -----------  -----------
(Loss) income before income taxes.........     1,495     (843,341)     (66,809)
Charge/(benefit) in lieu of income taxes..      (324)       4,227          276
                                           ---------  -----------  -----------
Net income (loss).........................     1,819     (847,568)     (67,085)
Beginning accumulated deficit.............  (443,150)    (441,331)  (1,288,899)
                                           ---------  -----------  -----------
Ending accumulated deficit................ $(441,331) $(1,288,899) $(1,355,984)
                                           =========  ===========  ===========


         The accompanying notes are an integral part of this statement.

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                     FOR THE YEARS ENDED
                                                        DECEMBER 31,
                                                 -----------------------------
                                                   1995      1996       1997
                                                 --------  ---------  --------
Cash flows from operating activities
  Net income (loss)............................. $  1,819  $(847,568) $(67,085)
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Depreciation and amortization...............   39,276     42,760    16,290
    Impairment of pipeline assets...............       --    851,878    64,173
    Loss on sale of pipeline assets.............    5,000         --        --
    Deferred income taxes.......................    2,341       (933)     (703)
  Changes in assets and liabilities resulting
   from operating activities:
    Accounts receivable.........................     (982)   (28,183)    2,356
    Working oil inventory.......................     (971)       305     3,549
    Prepaid expenses and other current assets...     (855)      (218)     (317)
    Accounts payable............................    2,898     41,316   (14,032)
    Benefits and compensation...................   (2,580)        --       103
    Accrued expenses............................      526     (1,596)   (3,213)
    Accrued interest to related party...........    4,841     (3,906)    3,839
    Accrued taxes...............................   (1,051)     4,149    (1,924)
    Other current liabilities...................      (31)       368       703
                                                 --------  ---------  --------
    Net cash provided by operating activities...   50,231     58,372     3,739
                                                 --------  ---------  --------
Cash flows from investing activities:
  Capital expenditures..........................   (4,319)    (3,983)   (2,463)
  Proceeds from sale of pipeline assets.........    1,998        125     1,249
  (Purchase) sale of pipeline linefill..........   31,187     (2,870)  (49,727)
                                                 --------  ---------  --------
    Net cash provided by (used in) investing
     activities.................................   28,866     (6,728)  (50,941)
                                                 --------  ---------  --------
Cash flows from financing activities:
  Net (repayments) proceeds of debt to related
   party (Note 4)...............................  (84,060)   (51,024)   45,858
                                                 --------  ---------  --------
    Net cash (used in) provided by financing
     activities.................................  (84,060)   (51,024)   45,858
                                                 --------  ---------  --------
Net (decrease) increase in cash.................   (4,963)       620    (1,344)
Cash, beginning of the year.....................    5,791        828     1,448
                                                 --------  ---------  --------
Cash, end of the year........................... $    828  $   1,448  $    104
                                                 ========  =========  ========

         The accompanying notes are an integral part of this statement.

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1996 AND 1997

                            (DOLLARS IN THOUSANDS)

1. THE COMPANY

  Wingfoot Ventures Seven, Inc. ("Wingfoot") is a wholly-owned subsidiary of The Goodyear Tire & Rubber Company ("Goodyear or the Parent"). The Company operates in the mid-stream segment of the energy transportation business and consists of four operating subsidiaries; All American Pipeline Company ("AAPL") and its wholly-owned subsidiary, Celeron Gathering Corporation ("CGC"), Celeron Trading and Transportation ("CT&T") and Celeron Corporation ("CC"). AAPL is engaged in the operation of a heated crude oil pipeline which extends approximately 1,233 miles from Las Flores and Gaviota on the California coast to West Texas. As a common carrier, AAPL charges transportation tariffs which must be filed with the Federal Energy Regulatory Commission ("FERC") and the Public Utilities Commission of the State of California ("CPUC"). CGC operates a proprietary crude oil gathering pipeline in the San Joaquin Valley area of California. CT&T is engaged in purchasing, selling and exchanging crude oil, a substantial portion of which is transported through AAPL's pipeline. CC provides management services to AAPL, CGC and CT&T.

  On March 21, 1998, a Stock Purchase Agreement ("the Agreement") was executed between Wingfoot and Plains All American Inc. ("PAAI"), a wholly-owned subsidiary of Plains Resources Inc., whereby all of the issued and outstanding shares of the capital stock of AAPL and CT&T would be sold to PAAI contingent upon, among other things, approval by the Federal Trade Commission and the CPUC. The net assets to be sold are comprised of assets and liabilities of AAPL, CGC and CT&T and include or exclude all assets and liabilities listed in certain Bills of Sale and Assumption Agreements included in the Agreement. In addition, the following items have been excluded from the net assets to be sold: all of Wingfoot's intercompany transactions with Goodyear; certain other liabilities; and debt and interest owed to Goodyear and its subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of consolidation

  The consolidated financial statements include the accounts of Wingfoot and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Concentration of credit risk and major customers

  Financial instruments which potentially expose Wingfoot to concentrations of credit risk consist primarily of accounts receivable. Wingfoot's accounts receivable are primarily from major oil companies and their affiliates, as well as independent oil companies. Wingfoot generally requires its smaller independent customers to provide letters of credit. Although Wingfoot is directly affected by the financial well being of the oil and gas industry, management does not believe significant credit risk exists. Historically, credit losses have not been significant.

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1995, 1996 AND 1997

 Revenue recognition

  As a regulated interstate pipeline, AAPL recognizes revenues for the transportation of crude oil based upon FERC and CPUC filed tariff rates and the related transported volume. AAPL recognizes tariff revenue at the time such volume is delivered. CT&T and CGC recognize revenue from the sale of crude oil to third parties at the time title to the product sold transfers to the purchaser.

 Statement of cash flows

  There was no cash used to pay income taxes during the years ended December 31, 1995, 1996 and 1997. Interest of $46,028, $52,906 and $48,906 was paid for the years ended December 31, 1995, 1996 and 1997, respectively.

 Working oil inventory

  Working oil inventory is carried at the lower of current market value or cost and determined under the last-in, first-out method.

 Property, plant and equipment

  Property, plant and equipment (the "System") consists primarily of crude oil linefill (crude oil used to pack a pipeline such that when an incremental barrel enters a pipeline it forces a barrel out at another location) and oil pipeline facilities, which include the cost of land, rights-of-way, pipe, pump station equipment, storage tanks, vehicles, material, labor, overhead and interest incurred during the construction period. Depreciation on oil pipeline facilities is computed using the straight-line method, principally over 37 years (see Note 3). Proceeds from the sale and repurchase of linefill are reflected as cash flows from investing activities in the accompanying consolidated statements of cash flows. Repairs and maintenance costs are charged to expense as incurred.

  The System is assessed for possible impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). Under this standard, the occurrence of certain events may trigger a review of affected assets for possible impairment. An impairment is deemed to exist if the sum of undiscounted before-tax expected future cash flows for the asset are less than the asset's carrying value. If an impairment is indicated, the amount of the impairment is measured as the difference between the asset's fair market value and its carrying value. Where a market value is not available, it is approximated by Wingfoot's best estimate of the sum of discounted before-tax expected future cash flows. Impairment amounts are recorded as impairment of pipeline assets in the period in which a specific event occurs (see Note 3).

 Income taxes

  Wingfoot and its subsidiaries' results are included in the consolidated federal income tax return of its parent, Goodyear. Tax losses and investment tax credits have been generated by AAPL and have been utilized in the consolidated federal income tax returns of Goodyear. In accordance with AAPL's tax sharing agreement with Goodyear, the tax benefits from the cumulative tax losses and investment tax credits are not payable by Goodyear to AAPL until such time as these credits can be utilized on the basis of a separate company tax computation. While Goodyear has realized tax benefits from losses and tax credits of AAPL in its consolidated return, AAPL will not receive reimbursement until a tax liability is incurred as calculated on a separate company basis. To the extent that future taxable income is generated, AAPL has a potential future net reimbursement from Goodyear for the benefit of prior years' tax losses and investment tax credits generated in the amount of approximately $573,000 and $569,000 at December 31, 1996 and 1997, respectively. Utilizing the stand-alone calculation

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1995, 1996 AND 1997
required by the tax sharing agreement, this potential reimbursement results in a net deferred tax asset on AAPL's balance sheet. Following the terms of the tax sharing agreement, the net asset has been fully offset by a valuation allowance.

  In connection with the Agreement, PAAI and Goodyear will execute an IRS
Section 338(h)(10) election that provides for a step-up in basis of the acquired assets, which will eliminate any deferred tax liability at the acquisition date. In addition, any future net reimbursement from Goodyear for the benefit of prior years' tax losses and investment tax credits will be extinguished.

  Wingfoot's provision for income taxes includes federal and state taxes currently payable and deferred taxes arising from temporary differences.

 Financial instruments

  Wingfoot utilizes New York Mercantile Exchange crude oil futures contracts to manage its exposure to price volatility for its crude trading activities. Specifically, Wingfoot enters into these contracts to hedge its firm commitments and anticipated transactions. All contracts permit settlement by physical delivery of crude oil. Gains and losses related to these contracts are deferred and recorded when the underlying hedged transaction occurs.

3. PROPERTY, PLANT AND EQUIPMENT

  The System consists of the following:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1996         1997
                                                       -----------  -----------
      Oil pipeline facilities and linefill............ $ 1,578,450  $ 1,629,391
      Less: accumulated depreciation..................  (1,148,002)  (1,228,465)
                                                       -----------  -----------
                                                       $   430,448  $   400,926
                                                       ===========  ===========

  During 1996, industry developments occurred indicating that the quantities of California and Alaska North Slope crude oil expected to be tendered in the future to the System for transportation would be below prior estimates and that volumes of crude oil expected to be tendered to the System for transportation to markets outside of California in the future would be significantly lower than previously anticipated. As a result, management determined that the future cash flows expected to be generated by the System would be less than its carrying value. In accordance with SFAS 121, Wingfoot reduced the carrying value of the System to its fair value of $430,448 at December 31, 1996, and recorded a charge of $851,878.

  As a result of the Agreement, Wingfoot reviewed the System, which was held for use at December 31, 1997, for impairment since it was more likely than not that a sale would occur significantly before the end of its previously estimated remaining useful life. Management determined that the undiscounted before-tax future cash flows expected to be generated by the System would be less than its carrying value. In accordance with SFAS 121, Wingfoot reduced the carrying value of the System to its fair value of $400,926 at December 31, 1997, determined using discounted before-tax expected future cash flows from the System, and recorded a charge of $64,173.

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1995, 1996 AND 1997

4. DEBT

 Line of credit

  At December 31, 1996 and 1997 to satisfy margin requirements associated with its futures contracts, Wingfoot had a short-term uncommitted credit arrangement totaling $1,500 and $3,000, respectively, of which $1,162 and $2,973, respectively, was unused. This arrangement bears interest at London Interbank Offered Rate (LIBOR) plus 0.75%. There are no commitment fees or compensating balances associated with this arrangement.

 Short-term debt to related party

  Short-term debt at December 31, 1996 and 1997 represents advances from Goodyear and its subsidiaries. These advances do not accrue interest and are payable on demand (see Note 13).

 Long-term debt to related party

  On April 25, 1994, Wingfoot entered into a term loan with Goodyear and its subsidiaries under which Wingfoot may borrow up to $825,000. The loan bears interest annually, at a variable rate, generally tied to LIBOR and other factors relating to the borrowing capacity of Goodyear and its subsidiaries.

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1997
                                                              -------- --------
   Term loan due to an affiliate, interest at 12-month LIBOR
    plus 1 1/2%, 6.72% and 7.52% at December 31, 1996 and
    1997, respectively....................................... $705,243 $705,243
   Less amount due in one year...............................       --       --
                                                              -------- --------
                                                              $705,243 $705,243
                                                              ======== ========

  At December 31, 1996 and 1997, Wingfoot had an outstanding balance of $705,243 under this loan. Wingfoot is required to make annual mandatory principal repayments of $100,000 beginning April 30, 1999, $100,000 in 2000, $125,000 in 2001, $150,000 in 2002, $150,000 in 2003 and $80,243 in 2004.
Interest costs incurred through the term loan totaled $50,869, $49,000 and $52,745 for the years ended December 31, 1995, 1996, and 1997, respectively. Substantially all amounts outstanding were repaid subsequent to December 31, 1997 (see Note 13).

 Credit agreement

  On April 25, 1994, Wingfoot entered into a credit agreement with an affiliate under which Wingfoot may borrow up to $250,000. The agreement provides for a .10% per annum commitment fee on the daily average unused amount of the facility. The loan bears interest at a variable rate based on LIBOR. There is no balance outstanding at December 31, 1996 and 1997.

5. FINANCIAL INSTRUMENTS

  The carrying values of Wingfoot's accounts receivable, other current assets, accounts payable, accrued expenses, and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying value of Wingfoot's line of credit approximates fair value as interest rates are variable,

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1995, 1996 AND 1997
based upon prevailing rates for similar agreements. Deferred gains associated with Wingfoot's futures contracts at December 31, 1996 and 1997 totaled $13 and $1,071, respectively.

6. BOOK OVERDRAFTS

  At December 31, 1996 and 1997, Wingfoot had $3,281 and $626, respectively, in book overdrafts representing outstanding checks in excess of funds on deposit. These amounts have been included in accounts payable.

7. APPLICABILITY OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS NO. 71)

  SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," provides guidance in preparing financial statements for entities with operations subject to rate-making authorities. The tariff rates of Wingfoot's pipeline are regulated by the FERC and the CPUC.

  Prior to commencement of operations in 1989, as allowed by FERC, Wingfoot had capitalized an Allowance for Funds Used During Construction (AFUDC) for rate-making purposes. The recording of any AFUDC represents the implicit cost of financing construction as if the construction was financed through a combination of borrowings and equity contributions. SFAS No. 71 requires that an AFUDC recorded for rate-making purposes should be recorded for financial reporting purposes as well, as long as there is reasonable assurance that costs incurred will be recoverable in the future.

  At year end 1996, Wingfoot did not expect to recover the costs that had been previously capitalized. Accordingly, Wingfoot has discontinued the application of SFAS No. 71 and in December 1996 adopted the provisions of SFAS No. 101, "Regulated Enterprise Accounting for the Discontinuation of Application of FASB Statement No. 71." This statement requires Wingfoot to eliminate the effects of any actions of regulators that had been recognized as an asset that would not have normally been recognized by a non-regulated entity. As the only cost capitalized under the provisions of SFAS No. 71 was AFUDC, no additional impairment was recorded as the AFUDC balance was included in the FAS No. 121 impairment writedown (see Note 3).

8. RELATED PARTY TRANSACTIONS

  During 1996, Wingfoot transferred long-term credits of $30,843 to Goodyear, increasing Wingfoot's long-term debt payable to Goodyear. Wingfoot has no further benefit or obligation related to these matters.

  Wingfoot's related party financing arrangements are described in Note 4.

  Affiliated companies provide personnel and support services to Wingfoot. For the years ended December 31, 1995, 1996 and 1997, Wingfoot incurred approximately $400, $361 and $477, respectively, for such services.

  Goodyear has guaranteed Wingfoot's obligations with various counter parties in connection with crude purchase agreements and crude exchanges made in the ordinary course of business (see Note 12).

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1995, 1996 AND 1997

9. EMPLOYEE BENEFIT PLANS

 Postretirement health care benefits

  Wingfoot provides its associates with health care benefits upon retirement. The healthcare benefits are provided by insurance companies through premiums based on expected benefits to be paid during the year. Portions of the healthcare benefits are not insured and are paid by the plan.

  The net periodic postretirement benefit cost:

                                                                FOR THE YEAR
                                                               ENDED DECEMBER
                                                                    31,
                                                               ----------------
                                                               1995  1996  1997
                                                               ----  ----  ----
      Service cost............................................ $ 63  $ 71  $ 86
      Interest cost...........................................  185   183   186
      Net amortization........................................  (23)   (9)  (10)
                                                               ----  ----  ----
      Net periodic postretirement benefit cost................ $225  $245  $262
                                                               ====  ====  ====

  The following table sets forth the funded status and amounts recognized on Wingfoot's Consolidated Balance Sheet:

                                                               DECEMBER 31,
                                                              ----------------
                                                               1996     1997
                                                              -------  -------
Actuarial present value of accumulated benefit obligation:
  Retirees................................................... $(1,838) $(1,759)
  Vested active plan participants............................    (116)    (194)
  Other active plan participants.............................    (480)    (566)
                                                              -------  -------
Accumulated benefit obligation in excess of plan assets......  (2,434)  (2,519)
Unrecognized net (gain)......................................    (409)    (243)
                                                              -------  -------
Accrued postretirement benefit cost recognized on the
 Consolidated Balance Sheet.................................. $(2,843) $(2,762)
                                                              =======  =======

                                                               1995  1996  1997
                                                               ----  ----  ----
      The assumptions used were:
        Discount rate......................................... 7.75% 7.75% 7.75%
        Rate of increase in compensation levels............... 4.50  4.50  4.50

  An 8.00% annual rate of increase in the cost of health care benefits for retirees under 65 years of age and a 5.75% annual rate of increase for retirees 65 years or older is assumed in 1998. This rate gradually decreases to 5.00% in 2010 and remains at that level thereafter. To illustrate the significance of a 1.00% increase in the assumed healthcare cost trend, the accumulated benefit obligation would increase by $30 at December 31, 1997 and the aggregate service and interest cost by $3 for the year then ended.

  The Agreement specifies that postretirement healthcare benefit obligations for only non-vested employees will be assumed by PAAI. PAAI does not intend to continue such benefits subsequent to the acquisition. After the close of the sale, postretirement healthcare benefits for retirees and vested employees will be funded by Goodyear.

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1995, 1996 AND 1997

 Pension plan

  Substantially all of Wingfoot's associates participate in the pension plan of CC. CC makes contributions to the pension plan equal to the amount accrued for pension costs.

  Net periodic pension (credit) follows:

                                                        FOR THE YEAR ENDED
                                                           DECEMBER 31,
                                                       -----------------------
                                                       1995    1996     1997
                                                       -----  -------  -------
      Service cost.................................... $ 305  $   315  $   340
      Interest cost...................................   544      578      616
      Expected return on plan assets..................  (990)  (1,292)  (1,536)
      Amortization....................................  (187)    (222)    (323)
                                                       -----  -------  -------
      Net periodic pension (credit)................... $(328) $  (621) $  (903)
                                                       =====  =======  =======

  The following table sets forth the funded status and amounts recognized on Wingfoot's Consolidated Balance Sheet dated December 31, 1996 and 1997. At the end of 1996 and 1997, assets exceeded accumulated benefits. Plan assets are invested primarily in common stocks and fixed income securities.

                                                               DECEMBER 31,
                                                              ----------------
                                                               1996     1997
                                                              -------  -------
      Actuarial present value of benefit obligations:
      Vested benefit obligation.............................. $(5,380) $(5,625)
                                                              -------  -------
      Accumulated benefit obligation.........................  (6,796)  (7,434)
                                                              -------  -------
      Projected benefit obligation...........................  (8,115)  (9,073)
      Plan assets............................................  17,234   21,446
                                                              -------  -------
      Projected benefit obligation less than plan assets.....   9,119   12,373
      Unrecognized net gain..................................  (3,775)  (6,313)
      Unrecognized prior service cost........................     (55)     (51)
      Unrecognized net (assets) at transition................  (1,238)  (1,054)
      Adjustment required to recognize minimum liability.....      --       --
                                                              -------  -------
      Pension asset recognized on the Consolidated Balance
       Sheet................................................. $ 4,051  $ 4,955
                                                              =======  =======

  In connection with the sale, CC has amended the Pension Plan document to provide for an election to participants to request a lump-sum or annuity distribution of vested benefits, for a six-month period after July 31, 1998, the expected consummation date of the sale of Wingfoot. Further, on July 31, 1998, the accrued benefits under the Plan will be frozen and will become the responsibility of Goodyear. This amendment has been approved by CC's Board of Directors.

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1995, 1996 AND 1997

 Management plans

  AAPL and CC have two non-qualified, unfunded plans that cover certain past management and designated current management. The net periodic pension cost for these plans consisted of:

                                                            FOR THE YEAR END
                                                              DECEMBER 31,
                                                            -------------------
                                                            1995   1996   1997
                                                            -----  -----  -----
      Interest cost........................................ $ 416  $ 409  $ 375
      Amortization of gain.................................   (28)    (2)   (11)
                                                            -----  -----  -----
      Net periodic pension cost............................ $ 388  $ 407  $ 364
                                                            =====  =====  =====

  The funded status of these plans consisted of:

                                                               DECEMBER 31,
                                                              ----------------
                                                               1996     1997
                                                              -------  -------
      Actuarial present value of benefit obligations:
      Vested benefit obligation.............................. $(3,122) $(2,822)
                                                              -------  -------
      Accumulated benefit obligation.........................  (3,122)  (2,822)
                                                              -------  -------
      Projected benefit obligation...........................  (5,164)  (4,838)
      Plan assets............................................      --       --
                                                              -------  -------
      Projected benefit obligation less than plan assets.....  (5,164)  (4,838)
      Unrecognized net gain..................................    (332)    (369)
      Adjustment required to recognize minimum liability.....     (42)      --
                                                              -------  -------
      Pension liability recognized on the Consolidated
       Balance Sheet......................................... $(5,538) $(5,207)
                                                              =======  =======

  Under the Agreement, the liability associated with the management plans will not be transferred to PAAI. The vested benefits under the management plans will be paid by Goodyear.

  Significant assumptions used in the calculation of pension expense and obligations for the pension and management plans were:

                                                               1995  1996  1997
                                                               ----- ----- -----
      Discount rate........................................... 7.75% 7.75% 7.50%
      Rate of increase in compensation levels................. 5.00% 5.00% 5.00%
      Expected long-term rate of return on plan assets........ 9.00% 9.00% 9.00%

 Employee savings plan

  Substantially all of Wingfoot's associates are eligible to participate in a savings plan administered by Goodyear. Under this plan associates elect to contribute a percentage of their pay. In 1995, 1996 and 1997, the plan provided for Wingfoot's matching of these contributions (up to a maximum of 6.00% of the associate's annual pay or, if less, $9,500) at a rate of 50.00%. Wingfoot's contributions were $251, $229 and $172 for the years ended December 31, 1995, 1996 and 1997, respectively. In connection with the sale, Wingfoot's associates can no longer contribute to the savings plan after the closing. All vested Wingfoot contributions will be funded by Goodyear.

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1995, 1996 AND 1997
10. INCOME TAXES

  Wingfoot's effective income tax rate varied from the statutory U.S. federal income tax rate of 35% due to state taxes and the valuation allowance recorded to offset net deferred tax assets.

  Deferred tax liabilities at December 31, 1996 and 1997 result primarily from temporary differences between book and tax treatments of depreciation, and capitalized construction costs, including interest. Deferred tax assets at December 31, 1996 and 1997 result primarily from AAPL's prior year tax losses and investment tax credits. The resulting deferred tax assets have been fully offset by a valuation allowance of $202,000 and $488,000 at December 31, 1996 and 1997, respectively.

  Wingfoot records its deferred taxes on a tax jurisdiction basis and classifies the net deferred tax amounts as current or non-current based on the balance sheet classifications of the related assets or liabilities. Based on this methodology, Wingfoot has recorded its net deferred tax liability as long-term.

  The provision for income taxes consists of the following:

                                                             DECEMBER 31,
                                                         ----------------------
                                                          1995     1996   1997
                                                         -------  ------  -----
      Federal:
        Current......................................... $(3,505) $4,320  $ 139
        Deferred........................................   2,341    (933)  (703)
      State:
        Current.........................................     840     840    840
                                                         -------  ------  -----
      Charge/(benefit) in lieu of income taxes.......... $  (324) $4,227  $ 276
                                                         =======  ======  =====

  In connection with the Agreement, PAAI and Goodyear will execute an IRS
Section 338(h)(10) election (see Note 2).

11. REVENUES ATTRIBUTABLE TO MAJOR CUSTOMERS

  During 1995, sales to three companies accounted for 64% (32% to Company B, 18% to Company A and 14% to Company D) of Wingfoot's total revenues. During 1996, sales to two companies accounted for 38% (21% to Company B and 17% to Company A) of Wingfoot's total revenues. Sales to three companies accounted for 46% (18% to Company A, 15% to Company B and 13% to Company C) of Wingfoot's total revenue during 1997. No other single customer accounted for as much as 10% of total sales during 1995, 1996 or 1997.

                         WINGFOOT VENTURES SEVEN, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF THE GOODYEAR TIRE & RUBBER COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1995, 1996 AND 1997
12. COMMITMENTS AND CONTINGENCIES

  Wingfoot leases office space under leases accounted for as operating leases. Rental expense amounted to $1,605, $1,195 and $981 for the years ended December 31, 1995, 1996 and 1997, respectively. Minimum rental payments under operating leases are as follows:

                                                                       OPERATING
      YEAR ENDING DECEMBER 31,                                          LEASES
      ------------------------                                         ---------
        1998..........................................................  $  924
        1999..........................................................     893
        2000..........................................................     878
        2001..........................................................     874
        2002..........................................................     875
        Thereafter....................................................   3,273
                                                                        ------
                                                                        $7,717
                                                                        ======

  Wingfoot incurred costs associated with leased land, rights-of-way, permits and regulatory fees of $701, $590 and $479 for the years ended December 31, 1995, 1996 and 1997, respectively. At December 31, 1997, minimum future payments, net of sublease income, associated with these contracts are approximately $476 for the following year. Generally these contracts extend beyond one year but can be canceled at any time should they not be required for operations.

  In connection with its crude oil marketing, Goodyear provides certain parties with Parent Guaranties to secure Wingfoot's obligation for the purchase of crude oil. Generally, these Guaranties are issued from one year to unlimited periods. At December 31, 1997, Wingfoot had outstanding letters of credit of approximately $2,860. Such letters of credit are secured by the crude inventory and accounts receivable of Wingfoot and are guaranteed by Goodyear.

  In order to receive electrical power service at certain remote locations, Wingfoot has entered into facilities contracts with several utility companies. These facilities charges are calculated periodically based upon, among other factors, actual electricity energy used. Minimum future payments for these contracts at December 31, 1997 are approximately $760 annually for each of the next five years.

  At December 31, 1997, Wingfoot was not a subject of any significant litigation, loss contingencies or other claims. Under the terms of the Agreement, Wingfoot has agreed in certain circumstances to indemnify PAAI, above a minimum aggregate amount and subject to a limitation, as defined in the Agreement, for losses arising from future litigation, loss contingencies and claims relating to events that occurred prior to the closing date.

13. SUBSEQUENT EVENTS

  Pursuant to the Agreement, Wingfoot is obligated to repay the outstanding related party debt and accrued interest of certain of its subsidiaries prior to closing. On June 15, 1998, Goodyear made capital contributions of $866,131 and cash payments of $15,494 for repayments to Wingfoot. Upon receipt of the $881,625, Wingfoot paid Goodyear $865,219 ($843,269 for repayment of certain outstanding related party debt and accrued interest at December 31, 1997 and $21,950 for repayment of related party accrued interest from January 1, 1998 to May 29, 1998) and remitted the remaining $16,406 to Goodyear for payment of certain other liabilities to be assumed by Goodyear as a result of the Agreement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholder of Plains All American Inc.

  In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Plains All American Inc. (a wholly owned subsidiary of Plains Resources Inc.) at June 30, 1998 in conformity with generally accepted accounting principles. This financial statement is the responsibility of Plains All American Inc.'s management; our responsibility is to express an opinion on this financial statement based upon our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
September 14, 1998

                            PLAINS ALL AMERICAN INC.

                        CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                         JUNE 30, SEPTEMBER 30,
                                                           1998       1998
                                                         -------- -------------
                                                                   (UNAUDITED)
                         ASSETS
                         ------
CURRENT ASSETS
Cash and cash equivalents............................... $ 29,229   $  9,901
Accounts receivable.....................................       --      8,344
Receivables from affiliates.............................       --        610
Inventory...............................................       --      1,048
Prepaid expenses........................................       --      1,003
                                                         --------   --------
                                                           29,229     20,906
                                                         --------   --------
PROPERTY AND EQUIPMENT
Property and equipment..................................       --    395,051
Less accumulated depreciation and amortization..........       --     (1,332)
                                                         --------   --------
                                                               --    393,719
                                                         --------   --------
OTHER ASSETS............................................       --      6,084
                                                         --------   --------
                                                         $ 29,229   $420,709
                                                         ========   ========
          LIABILITIES AND STOCKHOLDER'S EQUITY
          ------------------------------------
CURRENT LIABILITIES
Accounts payable........................................ $     --   $ 17,560
Accrued interest payable................................               4,375
                                                         --------   --------
Total current liabilities...............................       --     21,935
                                                         --------   --------
LONG-TERM LIABILITIES
Bank debt...............................................       --    285,000
                                                         --------   --------
Total liabilities.......................................       --    306,935
                                                         --------   --------
STOCKHOLDER'S EQUITY
Common Stock, $.01 par value, 1,000 shares authorized;
 issued and outstanding 100 shares......................       --         --
Additional paid-in capital..............................   28,700    113,701
Retained earnings.......................................      529         73
                                                         --------   --------
                                                           29,229    113,774
                                                         --------   --------
                                                         $ 29,229   $420,709
                                                         ========   ========

               See note to consolidated financial statement.

                           PLAINS ALL AMERICAN INC.

                 NOTE TO CONSOLIDATED FINANCIAL STATEMENT

  Plains All American Inc. ("PAAI") is a recently formed Delaware corporation which is owned 100% by Plains Resources Inc. ("Plains Resources"). PAAI was formed to acquire, own and operate the interstate crude oil pipeline assets and operations acquired from The Goodyear Tire & Rubber Company ("Goodyear").

  On July 30, 1998, PAAI acquired all of the outstanding capital stock of the All American Pipeline Company, Celeron Gathering Corporation and Celeron Trading & Transportation Company (collectively the "Celeron Companies") from Wingfoot Ventures Seven, Inc., a wholly-owned subsidiary of Goodyear for approximately $400 million, including transaction costs. The principal assets of the entities acquired include the All American Pipeline, a 1,233-mile crude oil pipeline extending from California to Texas, and a 45-mile crude oil gathering system in the San Joaquin Valley of California, as well as other assets related to such operations. The acquisition was accounted for utilizing the purchase method of accounting and the purchase price was allocated in accordance with APB 16 as follows (in thousands):

   Property and equipment.............................................. $392,393
   Other assets (debt issue costs).....................................    6,138
   Net working capital items...........................................    8,979
                                                                        --------
                                                                        $407,510
                                                                        ========

  Financing for the acquisition was provided through (i) The Plains Midstream Subsidiaries $325 million, limited recourse bank facility with ING (U.S.) Capital Corporation, BankBoston, N.A. and other lenders (the "Plains Midstream Credit Facility") and (ii) an approximate $114 million capital contribution from Plains Resources. Approximately $29 million of the capital contribution was made in the first quarter of 1998 and the remainder was made in July 1998. On July 30, 1998, The Plains Midstream Subsidiaries borrowed $300 million under the Plains Midstream Credit Facility. Such proceeds were used to acquire all of the outstanding capital stock of the Celeron Companies from Goodyear and to provide initial working capital.

  The Plains Midstream Credit Facility is guaranteed by the Celeron Companies and is secured by the assets of the Plains Midstream Subsidiaries and the Celeron Companies, including all pipelines, gathering lines, available accounts receivable, inventory, linefill and the capital stock of the Celeron Companies. The Plains Midstream Credit Facility consists of (i) a $100 million reducing, revolving line of credit with a $30 million sub-limit for letters of credit ("Tranche A") and (ii) a $225 million non-amortizing term loan ("Tranche B"). The Plains Midstream Subsidiaries incur a commitment fee of 0.5% per annum on the unused portion of Tranche A. The commitment for Tranche A reduces in twenty-four equal quarterly amounts commencing September 30, 1998, with final maturity on June 30, 2004. Tranche B of the Plains Midstream Credit Facility is repayable at maturity on June 30, 2005. Prepayment of principal on Tranche B is subject to a penalty of 1% on amounts prepaid prior to December 31, 1998, and 0.5% thereafter through June 30, 1999. The Plains Midstream Credit Facility bears interest at the Plains Midstream Subsidiaries option at the Base Rate (as defined therein) or (i) LIBOR plus 1.75% for Tranche A and (ii) LIBOR plus 3.00% prior to September 30, 1998 and LIBOR plus 2.75% thereafter for Tranche B. The Plains Midstream Subsidiaries have entered into 10 year interest rate swaps with three of the lending banks to fix the LIBOR portion of the interest rate on $200 million of indebtedness under Tranche B at 5.96% plus the applicable margin.

  The Plains Midstream Credit Facility contains covenants which, among other things, requires the Plains Midstream Subsidiaries to maintain certain financial ratios and minimum net worth. In addition, the Plains Midstream Credit Facility contains restrictions on additional debt or liens, hedging contracts, asset sales other than those in the ordinary course of business, dividends and other distributions, investments and capital expenditures above a specified amount.

  Retained earnings at June 30, 1998 reflects interest income on the $29 million Plains Resources capital contribution from the date of inception to June 30, 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of Plains All American Pipeline, L.P.

  In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Plains All American Pipeline, L.P. ("the Partnership") at October 30, 1998 in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Partnership's management; our responsibility is to express an opinion on this financial statement based upon our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

October 31, 1998

                       PLAINS ALL AMERICAN PIPELINE, L.P.

                                 BALANCE SHEET

                             OCTOBER 30, 1998

                                  ASSET
                                  -----
CURRENT ASSET
  Cash................................................................... $1,980
                                                                          ======
                            PARTNERS' EQUITY
                            ----------------
LIMITED PARTNER'S EQUITY................................................. $  990
GENERAL PARTNER'S EQUITY.................................................    990
                                                                          ------
    Total partners' equity............................................... $1,980
                                                                          ======

                        See notes to Balance Sheet.

                      PLAINS ALL AMERICAN PIPELINE, L.P.

                          NOTES TO BALANCE SHEET

                             OCTOBER 30, 1998

1. THE COMPANY

  Plains All American Pipeline, L.P. ("the Partnership") is a Delaware limited partnership that was formed on September 17, 1998 to acquire, own and operate the interstate crude oil pipeline assets and operations and the terminalling and storage and gathering and marketing assets of Plains Resources Inc. and its subsidiaries. The general partner of the Partnership is Plains All American Inc. (the "General Partner").

2. LONG-TERM INCENTIVE PLAN AND MANAGEMENT INCENTIVE PLAN

LONG-TERM INCENTIVE PLAN

  The General Partner anticipates adopting the Plains All American Inc. 1998 Long-Term Incentive Plan (the "Long-Term Incentive Plan") for employees and directors of the General Partner and its affiliates who perform services for the Partnership. The Long-Term Incentive Plan consists of two components, a restricted unit plan (the "Restricted Unit Plan") and a unit option plan (the "Unit Option Plan"). The Long-Term Incentive Plan currently permits the grant of Restricted Units and Unit Options covering an aggregate of 975,000 Common Units. The plan will be administered by the Compensation Committee of the General Partner's Board of Directors.

  Restricted Unit Plan. A Restricted Unit is a "phantom" unit that entitles the grantee to receive a Common Unit upon the vesting of the phantom unit. Management currently estimates that an aggregate of approximately 600,000 Restricted Units will be granted upon consummation of the Transactions to employees of the General Partner. Management expects that approximately 500,000 Restricted Units will be granted to various non-officer employees. The Compensation Committee may, in the future, determine to make additional grants under such plan to employees and directors containing such terms as the Committee shall determine. In general, Restricted Units granted to employees during the Subordination Period will vest only upon, and in the same proportions as, the conversion of the Subordinated Units to Common Units. Grants made to non-employee directors of the General Partner will be eligible to vest prior to termination of the Subordination Period.

  If a grantee terminates employment or membership on the Board for any reason, the grantee's Restricted Units will be automatically forfeited unless, and to the extent, the Compensation Committee provides otherwise. Common Units to be delivered upon the "vesting" of rights may be Common Units acquired by the General Partner in the open market, Common Units already owned by the General Partner, Common Units acquired by the General Partner directly from the Partnership or any other person, or any combination of the foregoing. The General Partner will be entitled to reimbursement by the Partnership for the cost incurred in acquiring such Common Units. If the Partnership issues new Common Units upon vesting of the Restricted Units, the total number of Common Units outstanding will increase. Following the Subordination Period, the Compensation Committee, in its discretion, may grant tandem distribution equivalent rights with respect to Restricted Units.

  The issuance of the Common Units pursuant to the Restricted Unit Plan is intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of the Common Units. Therefore, no consideration will be payable by the plan participants upon receipt of the Common Units and the Partnership will receive no remuneration for such Units.

  Unit Option Plan. The Unit Option Plan currently permits the grant of options ("Unit Options") covering Common Units. No grants will initially be made under the Unit Option Plan. The Compensation Committee may, in the future, determine to make grants under such plan to employees and directors containing such terms as the Committee shall determine.

                    PLAINS ALL AMERICAN PIPELINE, L.P.

                             OCTOBER 30, 1998

  Unit Options will have an exercise price equal to fair market value on the date of grant. Unit Options granted during the Subordination Period will become exercisable automatically upon, and in the same proportions as, the conversion of the Subordinated Units to Common Units, unless a later vesting date is provided.

  Upon exercise of a Unit Option, the General Partner will acquire Common Units in the open market at a price equal to the then-prevailing price on the principal national securities exchange upon which the Common Units are then traded, or directly from the Partnership or any other person, or use Common Units already owned by the General Partner, or any combination of the foregoing. The General Partner will be entitled to reimbursement by the Partnership for the difference between the cost incurred by the General Partner in acquiring such Common Units and the proceeds received by the General Partner from an optionee at the time of exercise. Thus, the cost of the Unit Options will be borne by the Partnership. If the Partnership issues new Common Units upon exercise of the Unit Options, the total number of Common Units outstanding will increase, and the General Partner will remit, the proceeds it received from the optionee upon exercise of the Unit Option to the Partnership.

  The Unit Option Plan has been designed to furnish additional compensation to employees and directors and to align their economic interests with those of Common Unitholders.

  The General Partner's Board of Directors in its discretion may terminate the Long-Term Incentive Plan at any time with respect to any Common Units for which a grant has not theretofore been made. The General Partner's Board of Directors will also have the right to alter or amend the Long-Term Incentive Plan or any part thereof from time to time, including increasing the number of Common Units with respect to which awards may be granted; provided, however, that no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of such participant.

MANAGEMENT INCENTIVE PLAN

  The General Partner anticipates adopting the Plains All American Inc. Management Incentive Plan (the "Management Incentive Plan"). The Management Incentive Plan is designed to enhance the financial performance of the General Partner's key employees by rewarding them with cash awards for achieving quarterly and/or annual financial performance objectives. The Management Incentive Plan will be administered by the Compensation Committee. Individual participants and payments, if any, for each fiscal quarter and year will be determined by and in the discretion of the Compensation Committee. Any incentive payments will be at the discretion of the Compensation Committee, and the General Partner will be able to amend or change the Management Incentive Plan at any time. The General Partner will be entitled to reimbursement by the Partnership for payments and costs incurred under the plan.

                                                                      APPENDIX A


                              AMENDED AND RESTATED

                        AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                       PLAINS ALL AMERICAN PIPELINE, L.P.

                               TABLE OF CONTENTS

                                   ARTICLE I

                                  DEFINITIONS

 Section 1.1  Definitions................................................   A-1
 Section 1.2  Construction...............................................   A-14

                                   ARTICLE II

                                  ORGANIZATION
 Section 2.1  Formation..................................................   A-15
 Section 2.2  Name.......................................................   A-15
 Section 2.3  Registered Office; Registered Agent; Principal Office;
               Other Offices.............................................   A-15
 Section 2.4  Purpose and Business.......................................   A-15
 Section 2.5  Powers.....................................................   A-16
 Section 2.6  Power of Attorney..........................................   A-16
 Section 2.7  Term.......................................................   A-17
 Section 2.8  Title to Partnership Assets................................   A-17

                                  ARTICLE III

                           RIGHTS OF LIMITED PARTNERS
 Section 3.1  Limitation of Liability....................................   A-18
 Section 3.2  Management of Business.....................................   A-18
 Section 3.3  Outside Activities of the Limited Partners.................   A-18
 Section 3.4  Rights of Limited Partners.................................   A-18

                                   ARTICLE IV

 CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF
                             PARTNERSHIP INTERESTS
 Section 4.1  Certificates ..............................................   A-19
 Section 4.2  Mutilated, Destroyed, Lost or Stolen Certificates..........   A-19
 Section 4.3  Record Holders.............................................   A-20
 Section 4.4  Transfer Generally.........................................   A-20
 Section 4.5  Registration and Transfer of Limited Partner Interests.....   A-20
 Section 4.6  Transfer of the General Partner's General Partner Interest.   A-21
 Section 4.7  Transfer of Incentive Distribution Rights..................   A-22
 Section 4.8  Restrictions on Transfers..................................   A-22
 Section 4.9  Citizenship Certificates; Non-citizen Assignees............   A-22
 Section 4.10 Redemption of Partnership Interests of Non-citizen
               Assignees.................................................   A-23

                                   ARTICLE V

          CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
 Section 5.1  Organizational Contributions...............................   A-24
 Section 5.2  Contributions by the General Partner and its Affiliates....   A-24
 Section 5.3  Contributions by Initial Limited Partners and Reimbursement
               of the General Partner....................................   A-24
 Section 5.4  Interest and Withdrawal....................................   A-25
 Section 5.5  Capital Accounts...........................................   A-25
 Section 5.6  Issuances of Additional Partnership Securities.............   A-27
 Section 5.7  Limitations on Issuance of Additional Partnership
               Securities................................................   A-28

 Section 5.8  Conversion of Subordinated Units............................  A-29
 Section 5.9  Limited Preemptive Right....................................  A-30
 Section 5.10 Splits and Combination......................................  A-30
 Section 5.11 Fully Paid and Non-Assessable Nature of Limited Partner
               Interests..................................................  A-31

                                   ARTICLE VI

                         ALLOCATIONS AND DISTRIBUTIONS
 Section 6.1  Allocations for Capital Account Purposes....................  A-31
 Section 6.2  Allocations for Tax Purposes................................  A-36
 Section 6.3  Requirement and Characterization of Distributions;
               Distributions to Record Holders............................  A-38
 Section 6.4  Distributions of Available Cash from Operating Surplus......  A-39
 Section 6.5  Distributions of Available Cash from Capital Surplus........  A-40
 Section 6.6  Adjustment of Minimum Quarterly Distribution and Target
               Distribution Levels........................................  A-40
 Section 6.7  Special Provisions Relating to the Holders of Subordinated
               Units......................................................  A-40
 Section 6.8  Special Provisions Relating to the Holders of Incentive
               Distribution Rights........................................  A-41
 Section 6.9  Entity-Level Taxation.......................................  A-41

                                  ARTICLE VII

                      MANAGEMENT AND OPERATION OF BUSINESS
 Section 7.1  Management..................................................  A-42
 Section 7.2  Certificate of Limited Partnership..........................  A-43
 Section 7.3  Restrictions on General Partner's Authority.................  A-43
 Section 7.4  Reimbursement of the General Partner........................  A-44
 Section 7.5  Outside Activities..........................................  A-45
 Section 7.6  Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain
               Restrictions on the General Partner........................  A-46
 Section 7.7  Indemnification.............................................  A-47
 Section 7.8  Liability of Indemnitees....................................  A-48
 Section 7.9  Resolution of Conflicts of Interest.........................  A-48
 Section 7.10 Other Matters Concerning the General Partner................  A-50
 Section 7.11 Purchase or Sale of Partnership Securities..................  A-50
 Section 7.12 Registration Rights of the General Partner and its
               Affiliates.................................................  A-50
 Section 7.13 Reliance by Third Parties...................................  A-52

                                  ARTICLE VIII

                     BOOKS, RECORDS, ACCOUNTING AND REPORTS
 Section 8.1  Records and Accounting......................................  A-52
 Section 8.2  Fiscal Year.................................................  A-53
 Section 8.3  Reports.....................................................  A-53

                                   ARTICLE IX

                                  TAX MATTERS
 Section 9.1  Tax Returns and Information.................................  A-53
 Section 9.2  Tax Elections...............................................  A-53
 Section 9.3  Tax Controversies...........................................  A-53
 Section 9.4  Withholding.................................................  A-54

                                   ARTICLE X

                             ADMISSION OF PARTNERS
 Section 10.1 Admission of Initial Limited Partners.......................  A-54
 Section 10.2 Admission of Substituted Limited Partner....................  A-54

 Section 10.3  Admission of Successor General Partner......................   A-55
 Section 10.4  Admission of Additional Limited Partners....................   A-55
 Section 10.5  Amendment of Agreement and Certificate of Limited
                Partnership................................................   A-55

                                   ARTICLE XI

                       WITHDRAWAL OR REMOVAL OF PARTNERS
 Section 11.1  Withdrawal of the General Partner...........................   A-55
 Section 11.2  Removal of the General Partner..............................   A-57
 Section 11.3  Interest of Departing Partner and Successor General Partner.   A-57
 Section 11.4  Termination of Subordination Period, Conversion of
                Subordinated Units and Extinguishment of Cumulative Common
                Unit Arrearages............................................   A-58
 Section 11.5  Withdrawal of Limited Partners..............................   A-58

                                  ARTICLE XII

                          DISSOLUTION AND LIQUIDATION
 Section 12.1  Dissolution.................................................   A-58
 Section 12.2  Continuation of the Business of the Partnership After
                Dissolution................................................   A-59
 Section 12.3  Liquidator..................................................   A-59
 Section 12.4  Liquidation.................................................   A-60
 Section 12.5  Cancellation of Certificate of Limited Partnership..........   A-60
 Section 12.6  Return of Contributions.....................................   A-60
 Section 12.7  Waiver of Partition.........................................   A-61
 Section 12.8  Capital Account Restoration.................................   A-61

                                  ARTICLE XIII

           AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE
 Section 13.1  Amendment to be Adopted Solely by the General Partner.......   A-61
 Section 13.2  Amendment Procedures........................................   A-62
 Section 13.3  Amendment Requirements......................................   A-62
 Section 13.4  Special Meetings............................................   A-63
 Section 13.5  Notice of a Meeting.........................................   A-63
 Section 13.6  Record Date.................................................   A-63
 Section 13.7  Adjournment.................................................   A-63
 Section 13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes..   A-64
 Section 13.9  Quorum......................................................   A-64
 Section 13.10 Conduct of a Meeting........................................   A-64
 Section 13.11 Action Without a Meeting....................................   A-64
 Section 13.12 Voting and Other Rights.....................................   A-65

                                  ARTICLE XIV

                                     MERGER
 Section 14.1  Authority...................................................   A-65
 Section 14.2  Procedure for Merger or Consolidation.......................   A-66
 Section 14.3  Approval by Limited Partners of Merger or Consolidation.....   A-66
 Section 14.4  Certificate of Merger.......................................   A-67
 Section 14.5  Effect of Merger............................................   A-67

                                   ARTICLE XV

                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS
 Section 15.1  Right to Acquire Limited Partner Interests..................   A-68

                                  ARTICLE XVI

                               GENERAL PROVISIONS

 Section 16.1  Addresses and Notices.......................................  A-69
 Section 16.2  Further Action..............................................  A-69
 Section 16.3  Binding Effect..............................................  A-70
 Section 16.4  Integration.................................................  A-70
 Section 16.5  Creditors...................................................  A-70
 Section 16.6  Waiver......................................................  A-70
 Section 16.7  Counterparts................................................  A-70
 Section 16.8  Applicable Law..............................................  A-70
 Section 16.9  Invalidity of Provisions....................................  A-70
 Section 16.10 Consent of Partners.........................................  A-71

             AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
                                      OF
                      PLAINS ALL AMERICAN PIPELINE, L.P.

  THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF PLAINS ALL
AMERICAN PIPELINE, L.P. dated as of     , 1998, is entered into by and among
Plains All American Inc., a Delaware corporation, as the General Partner, and Plains Resources Inc., as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

Section 1.1 Definitions.

  The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

    "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

    "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book
  Basis:

      (i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

      (ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

    "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

    "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

    "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.

    "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in Working Capital Borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in Working Capital Borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

    "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii). Once an Adjusted Property is deemed contributed to a new partnership in exchange for an interest in the new partnership, followed by a deemed liquidation of the Partnership for federal income tax purposes upon a termination of the Partnership pursuant to Treasury Regulation Section 1.708-(b)(1)(iv), such property shall thereafter constitute a Contributed Property until the Carrying Value of such property is subsequently adjusted pursuant to
  Section 5.5(d)(i) or 5.5(d)(ii).

    "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

    "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

    "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

    "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

    "Agreement" means this Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P., as it may be amended, supplemented or restated from time to time.

    "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

    "Associate" means, when used to indicate a relationship with any Person,
  (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

    "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date,

      (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

      (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or
    6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

    Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

    "Book Basis Derivative Items" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).


    "Book-Down Event" means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

    "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

    "Book-Up Event" means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

    "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Texas shall not be regarded as a Business Day.

    "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

    "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution and Conveyance Agreement.

    "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, pipeline systems, terminalling and storage facilities and related assets), in each case made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

    "Capital Surplus" has the meaning assigned to such term in Section
  6.3(a).

    "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partner's and Assignee's Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

    "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as general partner of the Partnership.

    "Certificate" means a certificate, substantially in the form of Exhibit A to this Agreement or in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

    "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

    "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

    "Claim" has the meaning assigned to such term in Section 7.12(c).

    "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

    "Closing Price" has the meaning assigned to such term in Section 15.1(a).

    "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of successor law.

    "Combined Interest" has the meaning assigned to such term in Section
  11.3(a).

    "Commission" means the United States Securities and Exchange Commission.

    "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner (exclusive of its interest as a holder of the General Partner Interest and Incentive Distribution Rights) and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

    "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

    "Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are neither securityholders, officers nor employees of the General Partner nor officers, directors or employees of any Affiliate of the General Partner.

    "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership (or deemed contributed to a new partnership on termination of the Partnership pursuant to Section 708 of the Code). Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

    "Contribution and Conveyance Agreement" means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Plains Midstream Subsidiaries, the Partnership, the Operating Partnership and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

    "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over
  (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

    "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

    "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

    "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. (S) 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

    "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

    "Economic Risk of Loss" has the meaning set forth in Treasury Regulation
  Section 1.752-2(a).

    "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a

  Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

    "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

    "Final Subordinated Units" has the meaning assigned to such term in
  Section 6.1(d)(x).

    "First Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(D).

    "First Target Distribution" means $.495 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 1998, it means the product of $.495 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

    "General Partner" means Plains All American Inc. and its successors and permitted assigns as general partner of the Partnership.

    "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

    "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

    "Group Member" means a member of the Partnership Group.

    "Holder" as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

    "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of substantially all of its general partner interest in the Operating Partnership to the Partnership pursuant to Section 5.2, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

    "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(iv), (v) and (vi) and 6.4(b)(ii), (iii) and (iv).

    "Indemnified Persons" has the meaning assigned to such term in Section 7.12(c).

    "Indemnitee" means (a) the General Partner, (b) any Departing Partner,
  (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner and (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

    "Initial Common Units" means the Common Units sold in the Initial
  Offering.

    "Initial Limited Partners" means the General Partner (with respect to the Common Units, Subordinated Units and the Incentive Distribution Rights received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

    "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

    "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

    "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (other than the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option); and
  (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member (other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and
  (ii) sales or other dispositions of assets as part of normal retirements or replacements).

    "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

    "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX and Sections 12.3 and 12.4, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

    "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

    "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

    "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

    "Merger Agreement" has the meaning assigned to such term in Section 14.1.

    "Minimum Quarterly Distribution" means $0.45 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 1998, it means the product of $0.45 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections
  6.6 and 6.9.

    "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

    "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

    "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if
  Section 6.1(d)(xii) were not in this Agreement.

    "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination
  Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if
  Section 6.1(d)(xii) were not in this Agreement.

    "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

    "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

    "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

    "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

    "Nonrecourse Built-in Gain" means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

    "Nonrecourse Deductions" means any and all items of loss, deduction or expenditures (described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

    "Nonrecourse Liability" has the meaning set forth in Treasury Regulation
  Section 1.752-1(a)(2).

    "Notice of Election to Purchase" has the meaning assigned to such term in
  Section 15.1(b).

    "Omnibus Agreement" means that Omnibus Agreement, dated as of the Closing Date, among Plains Resources Inc., the General Partner, the Partnership and each Operating Partnership.

    "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, debt service payments, and capital expenditures, subject to the following:

      (a) Payments (including prepayments) of principal of and premium on indebtedness shall not be an Operating Expenditure if the payment is
    (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

      (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

    "Operating Partnerships" means Plains Marketing, L.P., a Delaware limited partnership, All American, L.P., a Delaware limited partnership, and any successors thereto.

    "Operating Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of each of the Operating Partnerships, as they may be amended, supplemented or restated from time to time.

    "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

      (a) the sum of (i) $25 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

      (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

    Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

    "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

    "Organizational Limited Partner" means Plains Resources Inc. in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

    "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates or (ii) to any Person or Group who acquired 20% or more of any Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.

    "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

    "Parity Units" means Common Units and all other Units having rights to distributions or in liquidation ranking on a parity with the Common Units.

    "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

    "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

    "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

    "Partners" means the General Partner and the Limited Partners.

    "Partnership" means Plains All American Pipeline, L.P., a Delaware limited partnership, and any successors thereto.

    "Partnership Group" means the Partnership, the Operating Partnerships and any Subsidiary of any such entity, treated as a single consolidated entity.

    "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

    "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

    "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

    "Percentage Interest" means as of any date of determination (a) as to the General Partner (with respect to its General Partner Interest), an aggregate 1.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 99% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

    "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

    "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

    "Plains Midstream Subsidiaries" means Plains Marketing & Transportation Inc., a Delaware corporation, Plains Terminal & Transfer Corporation, a Delaware corporation, PLX Crude Lines Inc., a Delaware corporation, and PLX Ingleside Inc., a Delaware corporation, each a wholly owned subsidiary of Plains Resources prior to their merger into Plains Resources.

    "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder.

    "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

    "Quarter" means, unless the context requires otherwise, a fiscal quarter of the Partnership.

    "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

    "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

    "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

    "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to
  Section 4.10.

    "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-64107) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

    "Remaining Net Positive Adjustments" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

    "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

    "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

    "Restricted Business" has the meaning assigned to such term in the Omnibus Agreement.

    "Second Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(E).

    "Second Target Distribution" means $.675 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 1998, it means the product of $.675 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections
  6.6 and 6.9.

    "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

    "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

    "Special Approval" means approval by a majority of the members of the Conflicts Committee.

    "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees (other than of holders of the Incentive Distribution Rights) and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit.

    "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

      (a) the first day of any Quarter beginning after December 31, 2003 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were Outstanding during such periods on a fully diluted basis (i.e., taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the General Partner Interest in the Partnership and on the general partner interest in the Operating Partnership, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

      (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

    "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

    "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

    "Surviving Business Entity" has the meaning assigned to such term in
  Section 14.2(b).

    "Trading Day" has the meaning assigned to such term in Section 15.1(a).

    "Transfer" has the meaning assigned to such term in Section 4.4(a).

    "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

    "Transfer Application" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

    "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

    "Underwriting Agreement" means the Underwriting Agreement dated
           , 1998 among the Underwriters, the Partnership and certain other parties, providing for the purchase of Common Units by such Underwriters.

    "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

    "Unitholders" means the holders of Common Units and Subordinated Units.

    "Unit Majority" means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Common Units.

    "Unpaid MQD" has the meaning assigned to such term in Section
  6.1(c)(i)(B).

    "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

    "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

    "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

    "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

    "Withdrawal Opinion of Counsel" has the meaning assigned to such term in
  Section 11.1(b).

    "Working Capital Borrowings" means borrowings exclusively for working capital purposes made pursuant to a credit facility or other arrangement requiring all such borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.

Section 1.2 Construction.

  Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

                                  ARTICLE II

                                 ORGANIZATION

Section 2.1 Formation.

  The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Plains All American Pipeline, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2 Name.

  The name of the Partnership shall be "Plains All American Pipeline, L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership", "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other
Offices.

  Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1013 Center Road, Wilmington, Delaware 19805-1297, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be Corporation Service Company. The principal office of the Partnership shall be located at 500 Dallas, Suite 700, Houston, Texas 77002 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 500 Dallas, Suite 700, Houston, Texas 77002 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business.

  The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a partner of either or both of the Operating Partnerships and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a partner of an Operating Partnership pursuant to the Operating Partnership Agreement for such Operating Partnership or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnerships are permitted to engage in by the Operating Partnership Agreements and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity,
(c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity (i) generates "qualifying income" (as such term is defined pursuant to Section 7704 of the Code) or (ii) enhances the operations of an activity of the Operating Partnership or a Partnership activity that generates qualifying income, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partner has no obligation or duty to the Partnership, the Limited Partners, or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5 Powers.

  The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in
Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Power of Attorney.

  (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to
Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

    (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement;
  (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

    (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

  Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

  (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

Section 2.7 Term.

  The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the close of Partnership business on December 31, 2088 or until the earlier dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8 Title to Partnership Assets.

  Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                                  ARTICLE III

                          RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability.

  The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business.

  No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware
Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 3.3 Outside Activities of the Limited Partners.

  Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

Section 3.4 Rights of Limited Partners.

  (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

    (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

    (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

    (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

    (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

    (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

    (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

  (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable,
(i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this
Section 3.4).

                                  ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF
                             PARTNERSHIP INTERESTS

Section 4.1 Certificates.

  Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition,
(a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

  (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

  (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

    (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

    (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

    (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

    (iv) satisfies any other reasonable requirements imposed by the Partnership.

  If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

  (c) As a condition to the issuance of any new Certificate under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders.

  The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Section 4.4 Transfer Generally.

  (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its General Partner Interest to another Person who becomes the General Partner, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

  (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article
IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

  (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder of the General Partner of any or all of the issued and outstanding stock of the General Partner.

Section 4.5 Registration and Transfer of Limited Partner Interests.

  (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

  (b) Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

  (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

  (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

  (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

  (f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 Transfer of the General Partner's General Partner Interest.

  (a) Subject to Section 4.6(c) below, prior to December 31, 2008, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner or (B) another Person in connection with the merger or consolidation of the General Partner with or into another Person or the transfer by the General Partner of all or substantially all of its assets to another Person.

  (b) Subject to Section 4.6(c) below, on or after December 31, 2008, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

  (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and the Operating Partnership Agreements and to be bound by the provisions of this Agreement and the Operating Partnership Agreements, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of the Operating Partnerships or cause the Partnership or the Operating Partnerships to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership interest of the General Partner as the general partner or managing member of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as a General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Transfer of Incentive Distribution Rights.

  Prior to December 31, 2008, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate or (b) to another Person in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to December 31, 2008, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2008, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement. The General Partner shall have the authority (but shall not be required) to adopt such reasonable restrictions on the transfer of Incentive Distribution Rights and requirements for registering the transfer of Incentive Distribution Rights as the General Partner, in its sole discretion, shall determine are necessary or appropriate.

Section 4.8 Restrictions on Transfers.

  (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or either Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or either Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

  (b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or either Operating Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

  (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

  (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

Section 4.9 Citizenship Certificates; Non-citizen Assignees.

  (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or

Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Limited Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

  (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

  (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

  (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to
Section 4.10, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

Section 4.10 Redemption of Partnership Interests of Non-citizen Assignees.

  (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

    (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

    (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

    (iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

    (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

  (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

  (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

                                   ARTICLE V

          CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions.

  In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $1,990.00, for an interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $990.00 for an interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution and Conveyance Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-nine percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

Section 5.2 Contributions by the General Partner and its Affiliates.

  (a) On the Closing Date and pursuant to the Contribution and Conveyance Agreement, the General Partner shall contribute to the Partnership, as a Capital Contribution, all but 1.0101% of its general partner interest in the Operating Partnership in exchange for (i) the continuation of its General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, (ii) 6,817,391 Common Units, (iii) 9,800,000 Subordinated Units and (iv) the Incentive Distribution Rights.

  (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering or pursuant to the Over-Allotment Option), the General Partner shall be required to make additional Capital Contributions equal to 1/99th of any amount contributed to the Partnership by the Limited Partners in exchange for such Limited Partner Interests. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3 Contributions by Initial Limited Partners and Reimbursement of the General Partner.

  (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing

Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

  (b) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

  Notwithstanding anything else herein contained, but subject to Section 17-607 of the Delaware Act, all proceeds, net of underwriting discounts, received by the Partnership from the issuance of Common Units upon the exercise of the Over-allotment Option will be distributed to the General Partner in redemption of Common Units equal in number to the Common Units issued upon the exercise of the Over-allotment Option.

  (c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph
(a) hereof in aggregate number equal to 12,782,609, (ii) the "Additional Units" as such term is used in the Underwriting Agreement in an aggregate number up to 1,917,391 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, (ii) the 9,800,000 Subordinated Units issuable to the General Partner pursuant to Section 5.2 hereof, and (iii) the Incentive Distribution Rights.

Section 5.4 Interest and Withdrawal.

  No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5 Capital Accounts.

  (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to
Section 6.1.

  (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

    (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Partnership Agreements) of all property owned by the Operating Partnerships or any other Subsidiary that is classified as a partnership for federal income tax purposes.

    (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

    (iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

    (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

    (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

    (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to
  Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section
  6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

    (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

    (ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section
  5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any

  Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

    (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

    (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed contribution and/or distribution occurring as a result of a termination of the Partnership pursuant to
  Section 708 of the Code, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Securities.

  (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

  (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

  (c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this
Section 5.6, (ii) the conversion of the General Partner Interest and Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest and Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

Section 5.7 Limitations on Issuance of Additional Partnership Securities.

  The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

  (a) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating
to) an aggregate of more than 9,800,000 additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (A) in connection with the exercise of the Over-Allotment Option, (B) in accordance with Sections 5.7(b) and 5.7(c), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) upon conversion of the General Partner Interest and Incentive Distribution Rights pursuant to Section 11.3(b), (D) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member and (E) in the event of a combination or subdivision of Common Units.

  (b) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

    (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

    (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

  If the issuance of Parity Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis consistent with the procedures, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

  (c) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the approval of the Unitholders, if the proceeds from such issuance are used exclusively to repay up to $40 million of indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units or Partnership Securities, plus the related distributions on the General Partner Interest in the Partnership and the Operating Partnership in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units or Partnership Securities had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units or Partnership Securities) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

  (d) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating
to) additional Partnership Securities having rights to distributions or in liquidation ranking prior or senior to the Common Units, without the prior approval of the holders of a Unit Majority.

  (e) No fractional Units shall be issued by the Partnership.

Section 5.8 Conversion of Subordinated Units.

  (a) A total of 2,450,000 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the Record Date for distribution in respect of any Quarter ending on or after December 31, 2001, in respect of which:

    (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods;

    (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were Outstanding during such periods on a fully-diluted basis (i.e. taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have, as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the General Partner Interest in the Partnership and the Operating Partnerships, during such periods; and

    (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.

  (b) An additional 2,450,000 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the Record Date for distribution in respect of any Quarter ending on or after December 31, 2002, in respect of which:

    (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods;

    (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were Outstanding during such periods on a fully-diluted basis (i.e. taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have, as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the General Partner Interest in the Partnership and the Operating Partnerships, during such periods; and

    (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this
Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

  (c) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

  (d) Any Subordinated Units that are not converted into Common Units pursuant to Sections 5.8(a) and (b) shall convert into Common Units on a one-for-one basis on the first day following the Record Date for distributions in respect of the final Quarter of the Subordination Period.

  (e) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

  (f) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

Section 5.9 Limited Preemptive Right.

  Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.10 Splits and Combination.

  (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

  (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

  (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

  (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11 Fully Paid and Non-Assessable Nature of Limited Partner
Interests.

  All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

                                  ARTICLE VI

                         ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes.

  For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

  (a) Net Income. After giving effect to the special allocations set forth in
Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

    (i) First, 100% to the General Partner in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

    (ii) Second, 1% to the General Partner in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years and 99% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

    (iii) Third, the balance, if any, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests.

  (b) Net Losses. After giving effect to the special allocations set forth in
Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

    (i) First, 1% to the General Partner and 99% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

    (ii) Second, 1% to the General Partner and 99% to the Unitholders in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

    (iii) Third, the balance, if any, 100% to the General Partner.

  (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this
Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

    (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

      (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

      (B) Second, 99% to all Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

      (C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 99% to all Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

      (D) Fourth, 85.8673% to all Unitholders, Pro Rata, 13.1327% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

      (E) Fifth, 75.7653% to all Unitholders, Pro Rata, 23.2347% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

      (F) Finally, any remaining amount 50.5102% to all Unitholders, Pro Rata, 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner.

    (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

      (A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 99% to the Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

      (B) Second, 99% to all Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

      (C) Third, the balance, if any, 100% to the General Partner.

  (d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

    (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and

  6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation
  Section 1.704-2(f) and shall be interpreted consistently therewith.

    (ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This
  Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

    (iii) Priority Allocations.

      (A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 1/99th of the sum of the amounts allocated in clause (1) above.

      (B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

    (iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

    (v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

    (vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

    (vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

    (viii) Nonrecourse Liabilities. For purposes of Treasury Regulation
  Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

    (ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

    (x) Economic Uniformity. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

    (xi) Curative Allocation.

      (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to

    (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

      (B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

    (xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

      (A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

      (B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount which would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

      (C) In making the allocations required under this Section
    6.1(d)(xii), the General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this Section 6.1(d)(xii).

Section 6.2 Allocations for Tax Purposes.

  (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

  (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

    (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under
  Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

    (ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

    (iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

  (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

  (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-l(a)(6) or the legislative history of
Section 197 of the Code. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

  (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this

Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

  (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

  (g) Each item of Partnership income, gain, loss and deduction attributable to a transferred Partnership Interest, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership other than in the ordinary course of business shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

  (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

  (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 1998, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

  (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

  (c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

  (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions of Available Cash from Operating Surplus.

  (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

    (i) First, 99% to the Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

    (ii) Second, 99% to the Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

    (iii) Third, 99% to the Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

    (iv) Fourth, 85.8673% to all Unitholders, Pro Rata, 13.1327% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

    (v) Fifth, 75.7653% to all Unitholders, Pro Rata, 23.2347% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter; and

    (vi) Thereafter, 50.5102% to all Unitholders, Pro Rata, 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vi).

  (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by
Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

    (i) First, 99% to all Unitholders, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

    (ii) Second, 85.8673% to all Unitholders, Pro Rata, and 13.1327% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

    (iii) Third, 75.7653% to all Unitholders, Pro Rata, and 23.2347% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter; and

    (iv) Thereafter, 50.5102% to all Unitholders, Pro Rata, and 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(iv).

Section 6.5 Distributions of Available Cash from Capital Surplus.

  Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 99% to all Unitholders, Pro Rata, and 1% to the General Partner until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 99% to all Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

  (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

  (b) The Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall also be subject to adjustment pursuant to Section 6.9.

Section 6.7 Special Provisions Relating to the Holders of Subordinated Units.

  (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

  (b) The Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

Section 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights.

  Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(iv), (v) and (vi), 6.4(b)(ii), (iii) and
(iv), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section 6.9 Entity-Level Taxation.

  If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes the Partnership or an Operating Partnership to be treated as an association taxable as a corporation or otherwise subjects the Partnership or an Operating Partnership to entity-level taxation for federal income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall be adjusted to equal the product obtained by multiplying
(a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Partnership or such Operating Partnership for the taxable year of the Partnership or such Operating Partnership in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Partnership or such Operating Partnership for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Partnership or such Operating Partnership is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Partnership or such Operating Partnership had been subject to such state and local taxes during such preceding taxable year.

                                  ARTICLE VII

                     MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

  (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

    (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

    (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

    (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

    (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including the Operating Partnerships); the repayment of obligations of the Partnership Group and the making of capital contributions to any member of the Partnership Group;

    (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

    (vi) the distribution of Partnership cash;

    (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

    (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

    (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Partnerships from time to time) subject to the restrictions set forth in Section 2.4;

    (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

    (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

    (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

    (xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

    (xiv) the undertaking of any action in connection with the Partnership's participation in the Operating Partnership as a partner.

  (b) Notwithstanding any other provision of this Agreement, the Operating Partnership Agreements, the Delaware Act or any applicable law, rule or regulation, each of the Partners and Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Partnership Agreements, the Underwriting Agreement, the Omnibus Agreement, the Contribution and Conveyance Agreement and the other agreements and other documents described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2 Certificate of Limited Partnership.

  The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3 Restrictions on General Partner's Authority.

  (a) The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as general partner of the Partnership.

  (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnerships, taken as a whole, without the approval of holders of a Unit Majority; provided however that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or Operating Partnerships and shall not apply to any forced sale of any or all of the assets of the Partnership or Operating Partnerships pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of an Operating Partnership, in either case, that would have a material adverse effect on the Partnership as a partner of an Operating Partnership or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership or an Operating Partnership.

Section 7.4 Reimbursement of the General Partner.

  (a) Except as provided in this Section 7.4 and elsewhere in this Agreement or in the Operating Partnership Agreements, the General Partner shall not be compensated for its services as general partner of any Group Member.

  (b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this
Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

  (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliate is obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliate of Partnership Securities purchased by the General Partner or such Affiliate from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the

General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to
Section 4.6.

Section 7.5 Outside Activities.

  (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as the general partner of the Partnership, each Operating Partnership, and any other partnership or limited liability company of which the Partnership or an Operating Partnership is, directly or indirectly, a partner and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business.

  (b) Plains Resources Inc. has entered into the Omnibus Agreement with the Partnership and the Operating Partnerships, which agreement sets forth certain restrictions on the ability of Plains Resources Inc. and its Affiliates to engage in Restricted Businesses.

  (c) Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, either Operating Partnership Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

  (d) Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners,
(ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnities shall have no obligation to present business opportunities to the Partnership.

  (e) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

  (f) The term "Affiliates" when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

  (g) Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this
Section 7.5.

Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

  (a) The General Partner or its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

  (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

  (c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

  (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

  (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution and Conveyance Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

  (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

  (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

Section 7.7 Indemnification.

  (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Underwriting Agreement or the Contribution and Conveyance Agreement (other than obligations incurred by the General Partner on behalf of the Partnership or any Operating Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

  (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

  (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

  (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

  (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

  (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

  (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

  (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

  (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

  (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

  (b) Subject to its obligations and duties as General Partner set forth in
Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

  (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

  (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Resolution of Conflicts of Interest.

  (a) Unless otherwise expressly provided in this Agreement or an Operating Partnership Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, an Operating Partnership, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Operating Partnership Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

  (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, any Operating Partnership, any Limited Partner or any Assignee,
(ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, any Operating Partnership Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 1% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

  (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

  (d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner of a Group Member, to approve of actions by the general partner of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10 Other Matters Concerning the General Partner.

  (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

  (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

  (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

  (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

Section 7.11 Purchase or Sale of Partnership Securities.

  The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to
Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12 Registration Rights of the General Partner and its Affiliates.

  (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

  (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

  (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under
Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

  (d) The provisions of Sections 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

  (e) Any request to register Partnership Securities pursuant to this Section
7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13 Reliance by Third Parties.

  Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                 ARTICLE VIII

                    BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting.

  The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to
Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2 Fiscal Year.

  The fiscal year of the Partnership shall be a fiscal year ending December
31.

Section 8.3 Reports.

  (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

  (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

                                  ARTICLE IX

                                  TAX MATTERS

Section 9.1 Tax Returns and Information.

  The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2 Tax Elections.

  (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

  (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

  (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies.

  Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4 Withholding.

  Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and each Operating Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

                                   ARTICLE X

                             ADMISSION OF PARTNERS

Section 10.1 Admission of Initial Limited Partners.

  Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner as described in Section 5.2, the General Partner shall be deemed to have been admitted to the Partnership as a Limited Partner in respect of the Common Units, Subordinated Units and Incentive Distribution Rights issued to it. Upon the issuance by the Partnership of Common Units to the Underwriters as described in Section 5.3 in connection with the Initial Offering and the execution by each Underwriter of a Transfer Application, the General Partner shall admit the Underwriters to the Partnership as Initial Limited Partners in respect of the Common Units purchased by them.

Section 10.2 Admission of Substituted Limited Partner.

  By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

Section 10.3 Admission of Successor General Partner.

  A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to
Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4 Admission of Additional Limited Partners.

  (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

  (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

Section 10.5 Amendment of Agreement and Certificate of Limited Partnership.

  To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

                                  ARTICLE XI

                       WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

  (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal"):

    (i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners (and it shall be deemed that the General Partner has withdrawn pursuant to this Section 11.1(a)(i) if the General Partner voluntarily withdraws as general partner of an Operating Partnership);

    (ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

    (iii) The General Partner is removed pursuant to Section 11.2;

    (iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

    (v) a final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

    (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

  If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A),
(B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

  (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on December 31, 2008, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or of a limited partner of an Operating Partnership or cause the Partnership or an Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on December 31, 2008, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to
Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, as the case may be, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this
Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2 Removal of the General Partner.

  The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a Unit Majority (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3 Interest of Departing Partner and Successor General Partner.

  (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option exercisable prior to the effective date of the departure of such Departing Partner to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest) in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement or an Operating Partnership Agreement, and if a successor General Partner is elected in accordance with the terms of
Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the General Partner for the benefit of the Partnership or the other Group Members.

  For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

  (b) If the Combined Interest is not purchased in the manner set forth in
Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

  (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 1/99th of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 1% of all Partnership allocations and distributions. The successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 1%.

Section 11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

  Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

Section 11.5 Withdrawal of Limited Partners.

  No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

                                  ARTICLE XII

                          DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution.

  The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

    (a) the expiration of its term as provided in Section 2.7;

    (b) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

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

    (c) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

    (d) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

    (e) the sale of all or substantially all of the assets and properties of the Partnership Group.

Section 12.2 Continuation of the Business of the Partnership After
Dissolution.

  Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in
Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or
(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor general partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

    (i) the reconstituted Partnership shall continue until the end of the term set forth in Section 2.7 unless earlier dissolved in accordance with this Article XII;

    (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

    (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor general partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor an Operating Partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

Section 12.3 Liquidator.

  Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to
Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this

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

Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation.

  The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

    (a) Disposition of Assets. The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

    (b) Discharge of Liabilities. Liabilities of the Partnership include amounts owed to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

    (c) Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership.

  Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions.

  The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.


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

Section 12.7 Waiver of Partition.

  To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration.

  No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

                                 ARTICLE XIII

           AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendment to be Adopted Solely by the General Partner.

  Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

    (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

    (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

    (c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Partnership and the Operating Partnerships will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

    (d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Limited Partner Interests (including the division of any class or classes of Outstanding Limited Partner Interests into different classes to facilitate uniformity of tax consequences within such classes of Limited Partner Interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

    (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

    (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

    (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

    (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

    (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

    (j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

    (k) a merger or conveyance pursuant to Section 14.3(d); or

    (l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures.

  Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3 Amendment Requirements.

  (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

  (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(a) or 12.1(c), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(c), give any Person the right to dissolve the Partnership.

  (c) Except as provided in Section 14.3, and except as otherwise provided, and without limitation of the General Partner's authority to adopt amendments to this Agreement as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

  (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by
Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Common Units and Subordinated Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

  (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings.

  All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Limited Partner Interests of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting.

  Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Limited Partner Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date.

  For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or
(b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7 Adjournment.

  When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes.

  The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum.

  The holders of a majority of the Outstanding Limited Partner Interests of the class or classes for which a meeting has been called (including Limited Partner Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Limited Partner Interests, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent a majority of the Outstanding Limited Partner Interests entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Limited Partner Interests specified in this Agreement (including Limited Partner Interests deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Limited Partner Interests entitled to vote at such meeting (including Limited Partner Interests deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10 Conduct of a Meeting.

  The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting.

  If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited

Partners owning not less than the minimum percentage of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Limited Partner Interests held by the Limited Partners the Partnership shall be deemed to have failed to receive a ballot for the Limited Partner Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12 Voting and Other Rights.

  (a) Only those Record Holders of the Limited Partner Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Limited Partner Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Limited Partner Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Limited Partner Interests.

  (b) With respect to Limited Partner Interests that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Limited Partner Interests are registered, such other Person shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Limited Partner Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

                                  ARTICLE XIV

                                    MERGER

Section 14.1 Authority.

  The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

Section 14.2 Procedure for Merger or Consolidation.

  Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

    (a) The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

    (b) The name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

    (c) The terms and conditions of the proposed merger or consolidation;

    (d) The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

    (e) A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

    (f) The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

    (g) Such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

Section 14.3 Approval by Limited Partners of Merger or Consolidation.

  (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article
XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

  (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Limited Partner Interests or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

  (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

  (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any partner in the Operating Partnership or cause the Partnership or Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

Section 14.4 Certificate of Merger.

  Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Effect of Merger.

  (a) At the effective time of the certificate of merger:

    (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

    (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

    (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

    (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

  (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                  ARTICLE XV

                  RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

  (a) Notwithstanding any other provision of this Agreement, if at any time not more than 20% of the total Limited Partner Interests of any class then Outstanding is held by Persons other than the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15 is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests listed or admitted to trading on any National Securities Exchange means the average of the daily Closing Prices (as hereinafter defined) per limited partner interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

  (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section
15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

  (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                  ARTICLE XVI

                              GENERAL PROVISIONS

Section 16.1 Addresses and Notices.

  Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

Section 16.2 Further Action.

  The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect.

  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration.

  This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors.

  None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver.

  No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Counterparts.

  This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

Section 16.8 Applicable Law.

  This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9 Invalidity of Provisions.

  If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10 Consent of Partners.

  Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          GENERAL PARTNER:

                                          Plains All American Inc.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

                                          ORGANIZATIONAL LIMITED PARTNER:

                                          Plains Resources Inc.

                                          By: _________________________________
                                          Name: _______________________________

                                          LIMITED PARTNERS:

                                          All Limited Partners now and
                                          hereafter admitted as Limited
                                          Partners of the Partnership,
                                          pursuant to powers of attorney now
                                          and hereafter executed in favor of,
                                          and granted and delivered to the
                                          General Partner.

                                          By: _________________________________

                         EXHIBIT A TO THE AMENDED AND
                 RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
                      PLAINS ALL AMERICAN PIPELINE, L.P.
                      CERTIFICATE EVIDENCING COMMON UNITS
                   REPRESENTING LIMITED PARTNER INTERESTS IN
                      PLAINS ALL AMERICAN PIPELINE, L.P.

No.       Common Units

  In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), Plains All American Pipeline, L.P., a Delaware limited partnership (the
"Partnership"), hereby certifies that                     (the "Holder") is
the registered owner of          Common Units representing limited partner
interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 500 Dallas, Suite 700, Houston, Texas 77002. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

  The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement,
(ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

  This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:                                    Plains All American Pipeline, L.P.
Countersigned and Registered by:


_____________________________________     By: Plains All American Inc., its
                                              General Partner

as Transfer Agent and Registrar
                                          By: _________________________________

By: _________________________________        Name: ____________________________
    Authorized Signature

[Reverse of Certificate]                  By: _________________________________
                                             Secretary

                                 ABBREVIATIONS

  The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM -- as tenants in common               UNIF GIFT/TRANSFERS MIN ACT
TEN ENT -- as tenants by the entireties       ___________ Custodian ___________
JT TEN --  as joint tenants with right of     (Cust) (Minor)
           survivorship and not as tenants    under Uniform Gifts/Transfers to
           in common                          Minors Act ______________________
                                                               (State)

  Additional abbreviations, though not in the above list, may also be used.

                          ASSIGNMENT OF COMMON UNITS
                                      IN
                      PLAINS ALL AMERICAN PIPELINE, L.P.
             IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
        DUE TO TAX SHELTER STATUS OF PLAINS ALL AMERICAN PIPELINE, L.P.

  You have acquired an interest in Plains All American Pipeline, L.P., 500 Dallas, Suite 700, Houston, Texas 77002, whose taxpayer identification number
is       . The Internal Revenue Service has issued Plains All American
Pipeline, L.P. the following tax shelter registration number:       .

  YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN PLAINS ALL AMERICAN PIPELINE, L.P.

  You must report the registration number as well as the name and taxpayer identification number of Plains All American Pipeline, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN PLAINS ALL AMERICAN PIPELINE, L.P.

  If you transfer your interest in Plains All American Pipeline, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number, (b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Plains All American Pipeline, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

  ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

  FOR VALUE RECEIVED,          HEREBY ASSIGNS, CONVEYS, SELLS AND TRANSFERS UNTO

 (Please print or typewrite                 (Please insert Social Security or
    name and address of                        other identifying number of
         Assignee)                                      Assignee)

      Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably
constitute and appoint                  as its attorney-in-fact with full
power of substitution to transfer the same on the books of Plains All American Pipeline, L.P.

Date:                                     NOTE: The signature to any
                                                endorsement hereon must
                                                correspond with the name as
                                                written upon the face of this
                                                Certificate in every
                                                particular, without
                                                alteration, enlargement or
                                                change.

SIGNATURE(S) MUST BE GUARANTEED BY A            (Signature)
MEMBER FIRM OF THE NATIONAL
ASSOCIATION OF SECURITIES DEALERS,
INC. OR BY A COMMERCIAL BANK OR                 (Signature)
TRUST COMPANY


SIGNATURE(S) GUARANTEED

  No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                               ----------------

                   APPLICATION FOR TRANSFER OF COMMON UNITS

  The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

  The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and
(e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date: ______________________________



Social Security or other identifying              Signature of Assignee
         number of Assignee


      Purchase Price including                Name and Address of Assignee
         commissions, if any

  Type of Entity (check one):

      [_] Individual               [_] Partnership                [_] Corporation
      [_] Trust                    [_] Other (specify)

  Nationality (check one):

      [_] U.S. Citizen, Resident or Domestic Entity
      [_] Foreign Corporation      [_] Non-resident Alien

  If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

  Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

  Complete Either A or B:

  A. Individual Interestholder

    1. I am not a non-resident alien for purposes of U.S. income taxation.

    2.  My U.S. taxpayer identification number (Social Security Number) is
___________________________ .

    3. My home address is _________________________ .

  B. Partnership, Corporation or Other Interestholder

    1. is not a foreign corporation, foreign partnership, foreign trust or foreign
      (Name of Interestholder)
  estate (as those terms are defined in the Code and Treasury Regulations).

    2. The interestholder's U.S. employer identification number is
___________________________ .

    3. The interestholder's office address and place of incorporation (if applicable) is __________________________ .

  The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

  The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

  Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of

                            Name of Interestholder

                              Signature and Date

                             Title (if applicable)

  Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                     APPENDIX B

  No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

  The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

  The Assignee (a) requests admission as an Additional Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact, to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Additional Limited Partner and as a party to the Partnership Agreement, (d) gives the power of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date: ______________________________

____________________________________     By: __________________________________
      Social Security or other                   Signature of Assignee
   identifying number of Assignee

____________________________________     ______________________________________
      Purchase Price including                Name and Address of Assignee
        commissions, if any

Type of Entity (check one):
    [_] Individual      [_] Partnership      [_] Corporation
    [_] Trust           [_] Other (specify)

Nationality (check one)

    [_] U.S. Citizen, Resident or Domestic Entity
    [_] Foreign Corporation           [_] Non-resident Alien

  If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

  Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.Individual Interestholder

  1. I am not a non-resident alien for purposes of U.S. income taxation.

  2. My U.S. taxpayer identification number (Social Security Number) is
     ________________________________

  3. My home address is _______________________________________________________

B.Partnership, Corporation or Other Interestholder

  1. ________________________ is not a foreign corporation, foreign partnership, (Name of Interestholder) foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

  2. The interestholder's U.S. employer identification number is

     ____________________________ .

  3. The interestholder's office address and place of incorporation (if applicable) is _______________________________ .

  The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

  The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

  Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of

                     _____________________________________
                            Name of Interestholder

Dated:      , 1998

                     _____________________________________
                              Signature and Date

                     _____________________________________
                             Title (if applicable)

  Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the signee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                     APPENDIX C

                           GLOSSARY OF CERTAIN TERMS

  Acquisition: Any transaction in which the Partnership acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another person for the purpose of increasing the operating capacity or revenues of the Partnership from the operating capacity or revenues of the Partnership existing immediately prior to such transaction.

  Adjusted Operating Surplus: With respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in Working Capital Borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in Working Capital Borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

  Available Cash: With respect to any quarter prior to liquidation:

    (a) the sum of (i) all cash and cash equivalents of the Partnership on hand at the end of such quarter and (ii) all additional cash and cash equivalents of the Partnership on hand on the date of determination of Available Cash with respect to such quarter resulting from Working Capital Borrowings for working capital purposes made subsequent to the end of such quarter, less

    (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership is a party or by which it is bound or its assets are subject, or (iii) provide funds for distributions under Section 6.4 or 6.5 of the Partnership Agreement in respect of any one or more of the next four quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any cumulative Common Unit Arrearage on all Common Units with respect to such quarter; and, provided further, that disbursements made by the Partnership or cash reserves established, increased or reduced after the end of such quarter but on or before the date of determination of Available Cash with respect to such quarter shall be deemed to have been made, established, increased or reduced for purposes of determining Available Cash within such quarter if the General Partner so determines. Notwithstanding the foregoing, "Available Cash" with respect to the quarter in which the liquidation of the Partnership occurs and any subsequent quarter shall equal zero.

  Bank Credit Agreement: The $175 million Term Loan Facility and the $50 million Revolving Credit Facility entered into by the Operating Partnership.

  Barrel: One barrel of crude oil equals 42 U.S. gallons.

  Capital Account: The capital account maintained for a Partner pursuant to the Partnership Agreement. The Capital Account of a Partner in respect of a general partner interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

  Capital Improvements: Additions or improvements to the capital assets owned by the Partnership or the acquisition of existing, or the construction of new, capital assets (including pipeline systems, terminalling and storage facilities and related assets), in each case made to increase the operating capacity or revenues of the Partnership existing immediately prior to such addition, improvement, acquisition or construction.

  Capital Surplus: All Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the Closing Date equals the Operating Surplus as of the end of the quarter prior to such distribution. Any excess Available Cash will be deemed to be Capital Surplus.

  Cause: Means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

  Closing Date: The first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

  Common Unit Arrearage: The amount by which the Minimum Quarterly Distribution in respect of a quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit, cumulative for such quarter and all prior quarters during the Subordination Period.

  Common Units: A Unit representing a fractional part of the Partnership Interests of all limited partners and assignees and having the rights and obligations specified with respect to Common Units in the Partnership Agreement.

  Compensation Committee: A committee of the board of directors of the General Partner which will include two independent directors, which will determine the compensation of the officers of the General Partner and administer its employee benefit plans.

  Conflicts Committee: A committee of the board of directors of the General Partner composed entirely of two or more directors who are neither officers or employees or security holders of the General Partner nor officers, directors or employees of any affiliate of the General Partner.

  Contribution Agreement: The Contribution, Conveyance and Assumption Agreement to be dated the Closing Date among the General Partner, the Plains Midstream Subsidiaries, the Partnership, the Operating Partnership and certain other parties governing the Transactions pursuant to which, among other things, the assets, business and operations of the All American Pipeline and the SJV Gathering System and the Plains Midstream Subsidiaries will be transferred and the liabilities of the All American Pipeline and the SJV Gathering System and the Plains Midstream Subsidiaries will be assumed.

  Counsel: Andrews & Kurth L.L.P., special counsel to the General Partner and the Partnership.

  Current Market Price: With respect to any class of Units listed or admitted to trading on any national securities exchange as of any date, the average of the daily Closing Prices (as hereinafter defined) for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date. "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange (other than the Nasdaq Stock Market) on which the Units of such class are listed or admitted to trading or, if the Units of such class are not listed or admitted to trading on any national securities exchange (other than the Nasdaq Stock Market), the last quoted price on such day, or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or if on any such day the Units of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in the Units of such class selected by the General Partner, or if on any such day no market maker is making a market in the Units of such class, the fair value of such Units on such day as determined reasonably and in good faith by the General Partner. "Trading Day" means a day on which the principal national securities exchange on which Units of any class are listed or admitted to trading is open for the transaction of business or, if the Units of a class are not listed or admitted to trading on any national securities exchange, a day on which banking institutions in New York City generally are open.

  Delaware Act: The Delaware Revised Uniform Limited Partnership Act, 6 Del C.
(S)17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

  Departing Partner: A former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to the Partnership Agreement.

  Exchange Act: Securities Exchange Act of 1934, as amended.

  General Partner: Plains All American Inc., a Delaware corporation, and its successors and permitted assigns as general partner of the Partnership.

  Incentive Distribution Right: A non-voting limited partner Partnership Interest issued to the General Partner in connection with the transfer of substantially all of its general partner interest in the Operating Partnership to the Partnership pursuant to the Partnership Agreement, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in the Partnership Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of holders of a Partnership Interest).

  Incentive Distributions: The distributions of Available Cash from Operating Surplus initially made to the General Partner that are in excess of the General Partner's aggregate 2% general partner interest.

  Initial Common Units: The Common Units sold in this offering.

  Initial Unit Price: An amount per Unit equal to the initial public offering price of the Common Units as set forth on the outside front cover page of this Prospectus.

  Interim Capital Transactions: The following transactions if they occur prior to liquidation: (a) borrowings, refinancings and refundings of indebtedness and sales of debt securities (other than for Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by the Partnership; (b) sales of equity interests by the Partnership (other than the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option); and (c) sales or other voluntary or involuntary dispositions of any assets of the Partnership (other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as a part of normal retirements or replacements).

  Letter of Credit Facility: The $175 million, secured letter of credit facility of the Operating Partnership with BankBoston, N.A, ING (U.S.) Capital Corporation and certain other lenders.

  Long-Term Incentive Plan: The Plains All American Pipeline, L.P. 1998 Long-Term Incentive Plan.

  Management Incentive Plan: The Plains All American Pipeline, L.P. Management Incentive Plan.

  Minimum Quarterly Distribution: $0.45 per Unit with respect to each quarter or $1.80 per Unit on an annualized basis, subject to adjustment as described in "Cash Distribution Policy--Distributions from Capital Surplus" and "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

  Non-citizen Assignee: A Limited Partner or assignee who (i) fails to furnish information about nationality, citizenship, residency or other related status within 30 days after a request by the General Partner for such information, or
(ii) the General Partner determines after receipt of such information is not an eligible citizen.

  Operating Expenditures: All Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, debt service payments and capital expenditures, subject to the following:

    (a) Payments (including prepayments) of principal and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

    (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to partners. Where capital expenditures are made in part for Acquisitions or Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

  Operating Partnership: Plains Marketing, L.P. and All American, L.P., each a Delaware limited partnership, and any successors thereto.

  Operating Partnership Agreements: The Amended and Restated Operating Agreements of the Operating Partnerships, as they may be amended, supplemented or restated from time to time (the forms of which have been filed as an exhibit to the registration statement of which this Prospectus is a part).

  Operating Surplus: As to any period prior to liquidation, on a cumulative basis and without duplication:

    (a) the sum of (i) $25 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date,
  (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

    (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided however, that disbursements made (including contributions to a member of the Partnership Group or disbursements on behalf of a member of the Partnership Group) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced for purposes of determining Operating Surplus, within such period if the General Partner so determines. Notwithstanding the foregoing, "Operating Surplus" with respect to the quarter in which the liquidation occurs and any subsequent quarter shall equal zero.

  Opinion of Counsel: A written opinion of counsel, acceptable to the General Partner in its reasonable discretion, to the effect that the taking of a particular action will not result in the loss of the limited liability of the limited partners of the Partnership or cause the Partnership to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes.

  Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of the Partnership (the form of which is included in this Prospectus as Appendix A), as it may be amended, restated or supplemented from time to time. Unless the context requires otherwise, references to the Partnership Agreement constitute references to the Partnership Agreement of the Partnership and to the Operating Partnership Agreements, collectively.

  Partnership Group: The Partnership, the Operating Partnership and any subsidiary of either such entity, treated as a single consolidated entity.

  Partnership Interest: An ownership interest in the Partnership, which shall include the general partner interests and limited partner interests.

  Partnership Security: Means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to any equity interest in the Partnership), including, without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

  Plains Midstream Subsidiaries: Plains Marketing & Transportation Inc., a Delaware corporation, Plains Terminal & Transfer Corporation, a Delaware corporation, PLX Crude Lines Inc., a Delaware corporation, and PLX Ingleside Inc., a Delaware corporation, each a wholly owned subsidiary of Plains Resources prior to their merger into Plains Resources.

  Qualifying Income Exception: An exception to Section 7704 of the Code which provides that publicly-traded partnerships will be taxed as partnerships and not corporations if 90% or more of the gross income for every taxable year consists of "qualifying income."

  Registration Statement: The Registration Statement on Form S-1, as amended (No. 333-64107), filed by the Partnership with the Commission, relating to the Common Units.

  Revolving Credit Facility: The $50 million Revolving Credit Facility, entered into by the Operating Partnership, which may be used for acquisitions, capital improvements and working capital purposes.

  Securities Act: The Securities Act of 1933, as amended.

  Subordinated Unit: A Unit representing a fractional part of the partnership interests of all limited partners and assignees and having the rights and obligations specified with respect to Subordinated Units in the Partnership Agreement.

  Subordination Period: The Subordination Period will generally extend from the closing of this offering until the first to occur of: (a) the first day of any quarter beginning after December 31, 2003 in respect of which (i) distributions of Available Cash from Operating Surplus on each of the outstanding Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding during such periods on a fully-diluted basis, plus the related distribution on the general partner interest in the Partnership and the general partner interest in the Operating Partnership, and (iii) there are no outstanding Common Unit Arrearages; and (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

  Target Distribution Levels: The distribution levels at which the General Partner's Incentive Compensation Payments are determined as described in "Cash Distribution Policy--Incentive Distributions--Hypothetical Annualized Yield."

  Term Loan Facility: The $175 million Term Loan Facility entered into by the Partnership.

  Transactions: The transactions related to the formation of the Partnership, the entering into of the Term Loan Facility and the Revolving Credit Facility and the other transactions to occur in connection with this offering.

  Transfer Agent: American Stock Transfer & Trust Company serving as registrar and transfer agent for the Common Units.

  Transfer Application: An application for transfer of Units in the form set forth on the back of a certificate, substantially in the form included in this Prospectus as Appendix B, or in a form substantially to the same effect in a separate instrument.

  Unitholders: Holders of the Common Units and the Subordinated Units, collectively.

  Unit Majority: During the Subordination Period, at least a majority of the outstanding Common Units (excluding Common Units held by the General Partner and its affiliates), voting as a class, and at least a majority of the outstanding Subordinated Units, voting as a class and, thereafter, at least a majority of the outstanding Common Units.

  Units: A Partnership Security that is designated as a "Unit", including the Common Units and the Subordinated Units, but not including the general partner interest or the right to receive Incentive Distributions.

  Unrecovered Capital: At any time, the Initial Unit Price, less the sum of all distributions theretofore made in respect of an Initial Common Unit constituting Capital Surplus and any distributions of cash (or the net agreed value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of such Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

  Working Capital Borrowings: Borrowings exclusively for working capital purposes made pursuant to a credit facility or other arrangement requiring all borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.

                                  APPENDIX D

                PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS

  The following table shows the calculation of Pro Forma Available Cash from Operating Surplus and should be read in conjunction with "Cash Available for Distribution," the Plains Midstream Subsidiaries Combined Financial Statements, the Wingfoot Consolidated Financial Statements and the Partnership's Unaudited Pro Forma Consolidated Financial Statements.

                                                                  TWELVE MONTHS
                                                      YEAR ENDED      ENDED
                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1997         1998
                                                     ------------ -------------
                                                            (UNAUDITED)
                                                           (IN THOUSANDS)
Pro forma net loss.................................    $(10,907)    $(18,662)
Add:  Pro forma depreciation and amortization......      10,516       10,696
      Pro forma impairment of pipeline assets......      64,173       64,173
      Pro forma interest expense...................      14,383       14,424
                                                       --------     --------
      Pro forma EBITDA(a)..........................      78,165       70,631
Less: Pro forma interest expense...................      14,383       14,424
      Pro forma maintenance capital
       expenditures(b)(c)..........................       1,433        2,049
                                                       --------     --------
Pro forma Available Cash from Operating
 Surplus(d)(e)(f)..................................    $ 62,349     $ 54,158
                                                       ========     ========

--------
(a) EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization.
(b) Amounts determined by combining actual amounts for Wingfoot and the Plains Midstream Subsidiaries maintenance capital expenditures.
(c) The Partnership estimates future maintenance capital expenditures to average approximately $2.0 million to $4.0 million per year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(d) The pro forma adjustments in the pro forma consolidated financial statements are based upon currently available information and certain estimates and assumptions. The pro forma consolidated financial statements do not purport to present the financial position or results of operations of the Partnership had the Transactions to be effected at the closing of this Offering actually been completed as of the date indicated. Furthermore, the pro forma consolidated financial statements are based on accrual accounting concepts whereas Available Cash and Operating Surplus are defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amount of Pro Forma Cash Available from Operating Surplus shown above should only be viewed as a general indication of the amounts of Available Cash from Operating Surplus that may in fact have been generated by the Partnership had it been formed in earlier periods.

(e) The General Partner estimates that it will incur incremental general and administrative expenses associated with the operation of the Partnership as a separate public entity not included in the pro forma amounts above (e.g. costs of tax return preparation, audit fees, annual and quarterly reports to Unitholders, investor relations, and registrar and transfer agent fees) of approximately $0.9 million per year.

(f) The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after this offering and on the combined 2% general partner interest is approximately $54.0 million ($35.3 million for the Common Units, $17.6 million for the Subordinated Units and $1.1 million for the combined general partner interest). The pro forma amounts reflected above would have been sufficient to cover the Minimum Quarterly Distribution during 1997 and the twelve months ended September 30, 1998 on all of the Common Units, the Subordinated Units and the related distribution on the general partner interest.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    1
Forward-Looking Statements................................................   26
Risk Factors..............................................................   26
The Transactions..........................................................   40
Use of Proceeds...........................................................   41
Capitalization............................................................   42
Dilution..................................................................   43
Cash Distribution Policy..................................................   44
Cash Available for Distribution...........................................   52
Selected Pro Forma Financial and Operating Data...........................   54
Selected Historical Financial and Operating Data..........................   56
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   60
Business..................................................................   74
Management................................................................   95
Security Ownership of Certain Beneficial Owners and Management............  100
Certain Relationships and Related Transactions............................  101
Conflicts of Interest and Fiduciary Responsibilities......................  102
Description of the Common Units...........................................  108
Description of Subordinated Units.........................................  110
The Partnership Agreement.................................................  112
Units Eligible for Future Sale............................................  122
Tax Considerations........................................................  124
Investment in the Partnership by Employee Benefit Plans...................  140
Underwriting..............................................................  141
Validity of Common Units..................................................  143
Experts...................................................................  143
Available Information.....................................................  144
Index to Financial Statements.............................................  F-1
Appendix A--Form of Amended and Restated Agreement of Limited Partnership.  A-1
Appendix B--Form of Application for Transfer of Common Units..............  B-1
Appendix C--Glossary of Certain Terms.....................................  C-1
Appendix D--Pro Forma Available Cash from Operating Surplus...............  D-1

UNTIL       , 1998 (25 CALENDAR DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN COMMON UNITS, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRIT-ERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENT OR SUBSCRIPTIONS.

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                          12,782,609 COMMON UNITS

                              PLAINS ALL AMERICAN
                                 PIPELINE, L.P.

                   [LOGO OF PLAINS ALL AMERICAN APPEARS HERE]

                                  REPRESENTING

                           LIMITED PARTNER INTERESTS

                                    -------

                                   PROSPECTUS

                                         , 1998

                                    -------

                              SALOMON SMITH BARNEY
                            PAINEWEBBER INCORPORATED
                           A.G. EDWARDS & SONS, INC.
                          DONALDSON, LUFKIN & JENRETTE
                              GOLDMAN, SACHS & CO.
                             DAIN RAUSCHER WESSELS
                    a division of Dain Rauscher Incorporated
                           ING BARING FURMAN SELZ LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates:

   Securities and Exchange Commission registration fee.............. $   92,151
   NASD filing fee..................................................     30,500
   NYSE listing fee.................................................    200,000
   Printing and engraving expenses..................................    625,000
   Legal fees and expenses..........................................  1,550,000
   Accounting fees and expenses.....................................    225,000
   Transfer agent and registrar fees................................      4,000
   Miscellaneous....................................................    273,349
                                                                     ----------
     TOTAL.......................................................... $3,000,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The section of the Prospectus entitled "The Partnership Agreement-- Indemnification" is incorporated herein by this reference. Reference is made to Section 7 of the Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The Partnership issued to Plains Resources Inc. and Plains All American Inc. limited partner interests in the Partnership, respectively, in connection with the formation of the Partnership on September 17, 1998, in offerings exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. There have been no other sales of unregistered securities of the Partnership within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  a. Exhibits:

    **1.1 --Form of Underwriting Agreement
    **3.1 --Form of Amended and Restated Agreement of Limited Partnership of
            Plains All American Pipeline, L.P. (included as Appendix A to the
            Prospectus)
    **3.2 --Form of Amended and Restated Agreement of Limited Partnership of
            Plains Marketing, L.P.
    **3.3 --Form of Amended and Restated Agreement of Limited Partnership of
            All American, L.P.
    **3.4 --Certificate of Limited Partnership of Plains All American Pipeline,
            L.P.
    **3.5 --Form of Certificate of Limited Partnership of Plains Marketing,
            L.P.
    **3.6 --Form of Certificate of Limited Partnership of All American, L.P.
    **5.1 --Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered
    **8.1 --Opinion of Andrews & Kurth L.L.P. relating to tax matters
   **10.1 --Form of Credit Agreement among All American, L.P., Plains All
            American Pipeline, L.P., Plains Marketing, L.P., ING (U.S.) Capital
            Corporation and certain other banks

   **10.2  --Form of Amended and Restated Credit Agreement among Plains
             Marketing, L.P., Plains All American Pipeline, L.P., All American,
             L.P., BankBoston, N.A. and certain other banks
   **10.3  --Form of Contribution, Conveyance and Assumption Agreement among
             Plains All American Pipeline, L.P. and certain other parties
   **10.4  --Form of Plains All American Inc. 1998 Long-Term Incentive Plan
   **10.5  --Form of Plains All American Inc. Management Incentive Plan
   **10.6  --Form of Employment Agreement between Plains Resources Inc. and
             Harry N. Pefanis
   **10.7  --Form of Crude Oil Marketing Agreement between Plains Resources
             Inc., Plains Illinois Inc., Stocker Resources, L.P., Calumet
             Florida, Inc. and Plains Marketing, L.P.
   **10.8  --Form of Omnibus Agreement among Plains Resources Inc., Plains All
             American Pipeline, L.P., Plains Marketing, L.P., All American, L.P.
             and Plains All American Inc.
    *10.9  --Transportation Agreement dated July 30, 1993 between All American
             Pipeline Company and Exxon Company, U.S.A.
    *10.10 --Transportation Agreement dated August 2, 1993, among All American
             Pipeline Company, Texaco Trading and Transportation Inc., Chevron
             U.S.A. and Sun Operating Limited Partnership
   **10.11 --Form of Transaction Grant Agreement (Deferred Payment)
   **10.12 --Form of Transaction Grant Agreement (Payment on Vesting)
   **15.1  --Letter re unaudited interim financial information (relating to financial information of Plains Midstream Subsidiaries and to Pro
             Forma Consolidated Financial Statements of Plains All American
             Pipeline, L.P.)
   **15.2  --Letter re unaudited interim financial information (relating to financial information of Wingfoot Ventures Seven, Inc.)
   **21.1  --List of subsidiaries of the Partnership
   **23.1  --Consent of PricewaterhouseCoopers LLP (relating to financial statements of Plains All American Inc., Plains Midstream
             Subsidiaries and Plains All American Pipeline, L.P.)
   **23.2  --Consent of PricewaterhouseCoopers LLP (relating to financial statements of Wingfoot Ventures Seven, Inc.)
   **23.3  --Consent of Andrews & Kurth L.L.P. (contained in Exhibits 5.1 and
             8.1)
    *24.1  --Powers of Attorney (included on the signature page)
   **27.1  --Financial Data Schedule

--------

 *  Previously Filed.

**  Filed herewith.

  (b) Financial Statement Schedules

  All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 23, 1998.

                                          Plains All American Pipeline, L.P.

                                          By:  Plains All American Inc.,
                                                its general partner

                                          By:
                                             ----------------------------------
                                             Name:  Greg L. Armstrong
                                             Title: Chairman of the Board and
                                                    Chief Executive Officer


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED BELOW.

              SIGNATURE                      TITLE
                                                                     DATE

                                     Chairman of the         November   , 1998
-----------------------------------   Board, Chief
         GREG L. ARMSTRONG            Executive Officer
                                      and Director
                                      (Principal
                                      Executive Officer)

                                     President, Chief        November   , 1998
-----------------------------------   Operating Officer
         HARRY N. PEFANIS             and Director

                                     Executive Vice          November   , 1998
-----------------------------------   President and Chief
         PHILLIP D. KRAMER            Financial Officer
                                      (Principal Financial
                                      Officer)

                                     Treasurer (Principal    November   , 1998
-----------------------------------   Accounting Officer)
        CYNTHIA A. FEEBACK

                 *                   Director                November   , 1998
-----------------------------------
         ROBERT V. SINNOTT

*
-----------------------------------

 MICHAEL R. PATTERSON, BY POWER OF
           ATTORNEY

                               INDEX TO EXHIBITS

Exhibits

  **1.1  --Form of Underwriting Agreement
  **3.1  --Form of Amended and Restated Agreement of Limited Partnership of
           Plains All American Pipeline, L.P. (included as Appendix A to the
           Prospectus)
  **3.2  --Form of Amended and Restated Agreement of Limited Partnership of
           Plains Marketing, L.P.
  **3.3  --Form of Amended and Restated Agreement of Limited Partnership of All
           American, L.P.
  **3.4  --Certificate of Limited Partnership of Plains All American Pipeline,
           L.P.
  **3.5  --Form of Certificate of Limited Partnership of Plains Marketing, L.P.
  **3.6  --Form of Certificate of Limited Partnership of All American, L.P.
  **5.1  --Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered
  **8.1  --Opinion of Andrews & Kurth L.L.P. relating to tax matters
 **10.1  --Form of Credit Agreement among All American, L.P., Plains All
           American Pipeline, L.P., Plains Marketing, L.P., ING (U.S.) Capital
           Corporation and certain other banks
 **10.2  --Form of Amended and Restated Credit Agreement among Plains
           Marketing, L.P., Plains All American Pipeline, L.P., All American,
           L.P., BankBoston, N.A. and certain other banks
 **10.3  --Form of Contribution, Conveyance and Assumption Agreement among
           Plains All American Pipeline, L.P. and certain other parties
 **10.4  --Form of Plains All American Inc. 1998 Long-Term Incentive Plan
 **10.5  --Form of Plains All American Inc. Management Incentive Plan
 **10.6  --Form of Employment Agreement between Plains Resources Inc. and Harry
           N. Pefanis
 **10.7  --Form of Crude Oil Marketing Agreement between Plains Resources Inc.,
           Plains Illinois Inc., Stocker Resources, L.P., Calumet Florida, Inc.
           and Plains Marketing, L.P.
 **10.8  --Form of Omnibus Agreement between Plains Resources Inc., Plains All
           American Pipeline, L.P., Plains Marketing, L.P., All American, L.P.
           and Plains All American Inc.
  *10.9  --Transportation Agreement dated July 30, 1993 between All American
           Pipeline Company and Exxon Company, U.S.A.
  *10.10 --Transportation Agreement dated August 2, 1993, among All American
           Pipeline Company, Texaco Trading and Transportation Inc., Chevron
           U.S.A. and Sun Operating Limited Partnership
 **10.11 --Form of Transaction Grant Agreement (Deferred Payment)
 **10.12 --Form of Transaction Grant Agreement (Payment on Vesting)
 **15.1  --Letter re unaudited interim financial information (relating to financial information of Plains Midstream Subsidiaries and to Pro
           Forma Consolidated Financial Statements of Plains All American
           Pipeline, L.P.)
 **15.2  --Letter re unaudited interim financial information (relating to financial information of Wingfoot Ventures Seven, Inc.)
 **21.1  --List of subsidiaries of the Partnership
 **23.1  --Consent of PricewaterhouseCoopers LLP (relating to financial statements of Plains All American Inc., Plains Midstream Subsidiaries
           and Plains All American Pipeline, L.P.)
 **23.2  --Consent of PricewaterhouseCoopers LLP (relating to financial statements of Wingfoot Ventures Seven, Inc.)
 **23.3  --Consent of Andrews & Kurth L.L.P. (contained in Exhibits 5.1 and
           8.1)
  *24.1  --Powers of Attorney (included on the signature page)
 **27.1  --Financial Data Schedule

--------

 *  Previously Filed.

**  Filed herewith.